UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10/A
(Amendment No. 4)
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
IMPAX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	65-0403311
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30831 Huntwood Avenue, Hayward, CA	94544
(Address of principal executive offices)	Zip Code
Registrant’s telephone number, including area code: (510) 476-2000
Copies to:
Michael Joseph, Esquire
Blank Rome LLP
600 New Hampshire Avenue, NW
Washington, DC 20037
Telephone: (202) 772-5959
Facsimile: (202) 772-5960
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share
(Title of class)
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Explanatory Note
     Our common stock was registered under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) until May 23, 2008, when the Securities and Exchange Commission (the “SEC”), in a proceeding commenced in December 2006, revoked such registration because of our failure to file the quarterly and annual reports required by Section 13 of the Exchange Act subsequent to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. See SEC Release No. 34-57864 (Admin. Proc. File No. 3-12519). Our failure to file those reports stemmed from our inability to determine the appropriate revenue recognition policy with respect to transactions under a multi-faceted alliance agreement. Our efforts to complete that process, including consultation with our auditors, our outside subject-matter experts and the SEC’s Office of the Chief Accountant (“OCA”), were ongoing from early 2005 until July 24, 2007, when the consultation process came to a close with OCA indicating it would not object to our proposed method to account for our alliance agreements with multiple deliverables. Thereafter, our efforts and those of our independent registered public accountants to complete their examination of our financial statements for each of the four years ended December 31, 2007 were ongoing until the completion of such examination on October 10, 2008.
Forward-Looking Statements
     Statements included in this registration statement that do not relate to present or historical conditions are “forward-looking statements.” Additional oral or written forward-looking statements may be made by Impax Laboratories, Inc. (“we,” “us,” “our,” the “Company” or “Impax”) from time to time. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements may include statements relating to our plans, strategies, objectives, expectations and intentions. Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Our ability to predict results or the effect of events on our operating results is inherently uncertain. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those discussed in this registration statement. Such risks and uncertainties include our ability to timely file periodic reports required by the Exchange Act, our ability to maintain an effective system of internal control over financial reporting, our ability to sustain profitability and positive cash flows, our ability to maintain sufficient capital to fund our operations, any delays or unanticipated expenses in connection with the construction of our Taiwan facility, our ability to successfully develop and commercialize pharmaceutical products, the uncertainty of patent litigation, consumer acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the difficulty of predicting Food and Drug Administration (“FDA”) filings and approvals, our inexperience in conducting clinical trials and submitting new drug applications, our reliance on key alliance agreements, the availability of raw materials, the regulatory environment, exposure to product liability claims, fluctuations in operating results and other risks described in “Item 1A. Risk Factors” below. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as to the date on which they are made, and we undertake no obligation to update publicly or revise any forward-looking statement, regardless of whether new information becomes available, future developments occur or otherwise.
Recent Developments
     In August 2008, Charles Hsiao, Ph.D., our Chairman and a Director since December 1999, died. Dr. Hsiao co-led our research and development activities until January 1, 2004, when he became our non-executive chairman and took charge of exploratory research activities at a newly established laboratory in Pleasanton, California. Dr. Hsiao was a co-founder of our predecessor, Impax Pharmaceuticals, Inc., in 1994, and served as our Co-Chief Executive Officer from 1999 to 2003. In 1986, he was one of three co-founders of IVAX Corporation, which, by 1994, when he left the Vice-Chairman position at IVAX, had become the world’s largest generic pharmaceutical company.

     On August 1, 2008, David S. Doll, who until then had been our Executive Vice President, Commercial Operations, resigned. We entered into a separation agreement with Mr. Doll, under which we paid him severance benefits consisting of cash and shares of our common stock. Subsequently, we entered into a one-year consulting agreement, under which we issued to Mr. Doll additional shares of common stock and agreed to pay an hourly rate for services provided. Both agreements with Mr. Doll are more fully described under “Item 6. Executive Compensation — Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers — Employment Agreement with David S. Doll.”
     In November 2008, we entered into an agreement under which we expect to receive $ 25 million, payable on December 12, 2008, in settlement of our antitrust claim against Abbott Laboratories and Fournier Industrie et Sante.
     In November 2008, we also entered into agreements with Medicis Pharmaceutical Corporation settling patent infringement litigation involving our generic versions of SOLODYN® 45mg, 90mg, and 135mg products. Medicis granted us a license to market our generic versions of the product upon the occurrence of certain conditions, but in any event not later than November 2011. We may be required to pay Medicis a royalty based on our sales of the generic product. Separately, we also entered into a joint development agreement with Medicis providing for the parties to collaborate in the development of five dermatology products, including an advanced form SOLODYN® product. Under the joint development agreement, Medicis will pay us an upfront fee of $ 40 million in December 2008, plus up to $ 23 million upon completion of specified clinical and regulatory milestones. To the extent the products are commercialized, Medicis will pay us royalties based on its sales of the advanced form SOLODYN product and we will share equally with Medicis in the profits on the sales of the four additional products.
     We have received approximately 265 consumer complaints regarding the performance of our generic version of Wellbutrin XL® in the 300 mg strength, which has represented a significant source of our revenue since Teva began distributing it in December 2006. We understand that the complaints emanate principally from a scientific debate whether there is a therapeutic difference between our product and the branded product. In April 2008, the FDA published a report entitled “Review of Therapeutic Equivalence Generic Bupropion XL 300 mg and Wellbutrin XL 300 mg,” in which it concluded, “...The FDA considers the generic form of bupropion XL 300 mg ... bioequivalent and therapeutically equivalent to (interchangeable with) Wellbutrin XL 300 mg...” The full report is available at http://www.fda.gov/cder/drug/infopage/bupropion/TE_ review.htm. In September 2008, an FDA spokeswoman stated that the agency would look into conducting a further study to test the product in patients that have reported problems with it.

Item 1. Business
Our Business
     We are a technology-based, specialty pharmaceutical company focused on the development and commercialization of bioequivalent and brand-name pharmaceuticals, utilizing our controlled-release and other in-house development and formulation expertise. Bioequivalent pharmaceuticals, commonly referred to as “generics,” are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established nonproprietary drug names rather than by a brand name. Brand-name products are generally protected by patents or regulatory exclusivities, which provide for a period of market exclusivity during which they are sold with little or no competition. Brand-name products may continue to have a significant presence in the market even after the expiration of the patent protection period as a result of consumer and physician loyalty. Bioequivalent pharmaceuticals contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as brand-name pharmaceuticals already approved for use in the United States by the FDA.
     In the generic pharmaceuticals market, we focus our efforts on controlled-release generic versions of selected brand-name pharmaceuticals covering a broad range of therapeutic areas and having technically challenging drug delivery mechanisms or limited competition. We employ our technologies and formulation expertise to develop generic products that will reproduce the brand-name product’s physiological characteristics but not infringe any valid patents relating to the brand-name product. We generally focus on brand-name products as to which the patents covering the active pharmaceutical ingredient have expired or are near expiration, and we employ our proprietary formulation expertise to develop controlled-release technologies that do not infringe patents covering the brand-name products’ controlled-release technologies.
     We are also developing specialty generic pharmaceuticals that we believe present one or more barriers to entry by competitors, such as difficulty in raw materials sourcing, complex formulation or development characteristics or special handling requirements. In the brand-name pharmaceuticals market, we are developing products for the treatment of central nervous system, or CNS, disorders. Our brand-name product portfolio consists of development-stage projects to which we are applying our formulation and development expertise to develop differentiated, modified, or controlled-release versions of currently marketed drug substances. We intend to expand our brand-name products portfolio primarily through internal development and also through licensing and acquisition.
     To obtain FDA approval for a new drug product, a prospective manufacturer must submit a new drug application (“NDA”) containing the results of clinical studies supporting the product’s safety and efficacy. The Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the “Hatch-Waxman” amendments, established an abbreviated new drug application (“ANDA”) for obtaining FDA approval of generic versions of certain drugs. An ANDA is similar to a NDA except that the applicant is not required to conduct and submit to the FDA clinical studies to demonstrate the safety and effectiveness of the drug. Instead, for drugs that contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as drugs already approved for use in the United States, the FDA ordinarily requires only bioavailability data demonstrating the generic formulation is bioequivalent to the previously approved reference listed drug, indicating that the rate of absorption and the levels of concentration of the generic drug in the body do not show a significant difference from those of the previously approved reference listed drug product. The FDA currently takes approximately 18-19 months on average to approve an ANDA following the date of its first submission. See “ — Regulation.”
     If we intend to market our product before patent expiration and believe our product will not infringe the innovator’s patents or that such patents are invalid or unenforceable, we are required to so certify in our filing of an ANDA and to send a notice thereof to the patent holder once our filing is accepted. If the patent holder responds with a timely suit against us to enforce the patent, the FDA is required to withhold its approval of our ANDA for up to 30 months. See “ — Regulation.” Filings made under the Hatch-Waxman amendments often result in the initiation of litigation by the patent holder. See “Item 8. Legal Proceedings.”

     We operate in two segments, referred to as the “Global Pharmaceuticals Division” (“Global Division”) and the “Impax Pharmaceutical Division” (“Impax Division”). The Global Division develops, manufactures, sells, and distributes generic pharmaceutical products through three sales channels: the “Global Products” sales channel, for generic pharmaceutical prescription (“Rx”) products we sell directly to wholesalers, large retail drug chains, and others; the “RX Partner” sales channel, for generic prescription products sold through unrelated third-party pharmaceutical entities pursuant to alliance agreements; and the “OTC Partner” sales channel, for sales of generic pharmaceutical over-the-counter (“OTC”) products sold through unrelated third-party pharmaceutical entities pursuant to alliance agreements. Our Impax Division is engaged in the development of proprietary brand pharmaceutical products through improvements to already approved pharmaceutical products to address CNS disorders. The Impax Division is also engaged in the co-promotion of products developed by unrelated third-party pharmaceutical entities through a direct sales force focused on marketing to physicians(referred to as “physician detailing sales calls”), primarily in the CNS community. Our total revenues for the nine months ended September 30, 2008 and the fiscal year ended December 31, 2007 were predominantly derived from our Global Division. See “Item 15. Financial Statements and Exhibits — Note 18 to Consolidated Financial Statements,” and “ — Note 12 to Interim Consolidated Financial Statements” for financial information about our segments for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, and nine months ended September 30, 2008. We sell our products within the continental United States and the Commonwealth of Puerto Rico. We do not operate and have no sales in foreign countries.
     We market generic pharmaceutical prescription and over-the-counter products through our Global Division and intend to market our branded pharmaceutical products through our Impax Division. Additionally, when strategically appropriate, we enter into alliance agreements to fully leverage our technology platform. As of November 26, 2008, we marketed 70 generic pharmaceuticals representing dosage variations of 25 different pharmaceutical compounds through our Global Pharmaceuticals division and another 15 products representing dosage variations of five different pharmaceutical compounds through our alliance agreements’ partners.
     The following summarizes our generic pharmaceutical product development activities to date:
•	52 ANDAs approved by the FDA, which include generic versions of brand-name pharmaceuticals such as Brethine®, Florinef®, Minocin®, Claritin-D® 12-hour, Claritin-D® 24-hour, Wellbutrin SR®, OxyContin® and Prilosec®.

•	23 applications pending at the FDA, including four tentatively approved (i.e., satisfying substantive FDA requirements but remaining subject to statutory pre-approval restrictions), that address approximately $11.0 billion in recent 12-month U.S. product sales.

•	76 products pending FDA review or in various stages of development for which applications have not yet been filed.
In addition, we have one branded pharmaceutical product for which we have recently completed a Phase III clinical study, a second for which we have filed an Investigational New Drug (“IND”) application to allow us to begin clinical studies, and four others in early exploratory phase.
     Unless otherwise indicated, all product sales data and U.S. market size data in this registration statement are based on information obtained from Wolters Kluwer Health, an unrelated third-party provider of prescription market data. We did not independently engage Wolters Kluwer Health to provide this information.
     We were incorporated in the State of Delaware in 1995. Our corporate headquarters are located at 30831 Huntwood Avenue, Hayward, California 94544. We were formerly known as Global Pharmaceutical Corporation until December 14, 1999, when Impax Pharmaceuticals, Inc., a privately held drug delivery company, merged into Global Pharmaceutical Corporation, which changed its name to Impax Laboratories, Inc. in connection with the merger. We treated the merger as the recapitalization of Impax Pharmaceuticals, Inc., with Impax Pharmaceuticals, Inc. deemed the acquirer of Global Pharmaceutical Corporation, and such transaction was deemed a reverse acquisition for accounting purposes.

Controlled-Release Technology
     Controlled-release drug-delivery technologies are designed to release drug dosages at specific times and in specific locations in the body and generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms. The controlled-release pharmaceuticals may improve drug efficacy, ensure greater patient compliance with the treatment regimen, reduce side effects or increase drug stability and be more “patient friendly” by reducing the number of times a drug must be taken.
     We have developed a number of different controlled-release delivery technologies that can be utilized with a variety of oral dosage forms and drugs. We believe that these technologies are flexible and can be applied to develop a variety of pharmaceutical products, both generic and branded. Our technologies utilize a variety of polymers and other materials to encapsulate or entrap the active pharmaceutical ingredients and to release them at varying rates or at predetermined locations in the gastrointestinal tract.

Our Products
     Generic Pharmaceuticals
     The following table lists our 47 products, representing 52 ANDAs that have been approved by the FDA:

Product	Generic of
2004 or Earlier

Pentoxifyline 400mg Tablets(1)	Trental®
Orphenadrine 100mg Tablets	Norflex
Omeprazole 10mg, 20mg Capsules	Prilosec®
Minocycline 50mg, 75mg, 100mg Capsules	Minocin®
Sotalol 80mg, 120mg(1), 160mg(1), 240mg(1) Tablets	Betapace®
Terbutaline 2.5mg, 5mg Tablets	Brethin®
Fludrocortisone 0.1mg Tablets	Florinef®
Rimantadine 100mg Tablets	Flumadine®
Riluzole 50mg Tablets(1)	Rilutek®
Pyridostigmine 60mg Tablets	Mestinon®
Chloroquine 250 mg Tablets	Aralen®
Chloroquine 500mg Tablets	Aralen®
Flavoxate 100mg Tablets	Urispas®
Loratadine Orally Disintegrating Tablets, 10mg(1)	Claritin Reditab®
Fenofibrate 67mg, 134mg, 200mg Capsules	Tricor®
Loratadine and Pseudoephedrine Sulfate 5 /12mg ER Tablets	Claritin-D 12-hr®
Methitest (Methyltestosterone) 10mg, 25mg(1) Tablets (2 separate ANDAs)	Android®
Bupropion Hydrochloride 100mg & 150mg ER Tablets	Wellbutrin SR®
Bupropion Hydrochloride 150mg ER Tablets	Zyban®
Loratadine and Pseudoephedrine Sulfate 10/240mg ER Tablets	Claritin-D® 24-Hour
Demeclocycline Hydrochloride 150mg and 300mg Tablets	Declomycin®
Carbidopa/Levodopa 25/100 & 50/200mg ER Tablets	SinemetCR®
Midodrine Hydrochloride 2.5mg, 5mg and 10mg Tablets	Proamatine
Metformin HCl 500mg ER Tablets(1)	Glucophage XR®
Oxycodone Hydrochloride 80mg ER Tablets(1)	OxyContin®
Bupropion Hydrochloride 200mg ER Tablets	Wellbutrin SR®

2005

Dantrolene Sodium 25, 50 and 100mg Capsules	Dantrium®
Anagrelide Hydrochloride 0.5 and 1.0mg Capsules(1)	Agrylin®
Carprofen 25, 75 and 100mg Caplets (a veterinary product)	Rimadyl®
Metformin HCI 750mg ER Tablets(1)	Glucophage XR®
Oxycodone Hydrochloride 10, 20 and 40mg Tablets(1)	OxyContin®

2006

Pilocarpine Hydrochloride 5 and 7.5mg Tablets	Salagen®
Colestipol Hydrochloride 5g Packet and 5g Scoopful	Colestid®
Colestipol Hydrochloride 1g Tablets	Colestid®
Bethanechol Chloride 5, 10, 25 and 50mg Tablets (4 separate ANDAs)	Urecholine®
Oxybutynin Chloride 15mg ER Tablets(2)	Ditropan XL®
Bupropion Hydrochloride 300mg ER Tablets	Wellbutrin XL®

2007
Nadolol /Bendroflumethiazide 40/5 and 80/5mg Tablets	Corzide®
Oxybutynin Chloride 5 and 10mg ER Tablets(2)	Ditropan XL®
Alprazolam 0.5, 1, 2 and 3mg ER Tablets(1)	Xanax XR®
Gemfibrozil 600mg Tab(1)	Lopid®
Dipyridamole 25, 50, 75mg Tab USP	Persantine®
Baclofen 10 and 20mg Tab (2 separate ANDAs) (1)	Baclofen®

2008
Primidone 50, 250mg Tab	Mysoline®
Promethazine 12.5, 25, 50mg Tab (2 separate ANDAs)	Phenergan®
Fenofibrate 54, 160mg Tab	Lofibra®
Benzphetamine 50mg Tab	Didrex®

(1)	Not currently marketed.

(2)	Product filed under same ANDA.
As of November 21, 2008, we had 23 products pending at the FDA, of which 13 products, representing 13 ANDAs, had been publicly identified. The following table lists our 13 publicly identified products pending at the FDA:

Product	Generic of
Omeprazole 40 mg(1)	Prilosec®
Bupropion XL 150(1)	WellbutrinXL®
Divalproex Sodium 250, 500 mg ER Tablets	Depakote ER®
Fexofenadine Hydrochloride and Pseudoephedrine Hydrochloride 60/120mg ER Tablets	Allegra-D®
Minocycline ERT 45, 90, 135	Solodyn®
Methylphenidate 18, 27, 36, 54 mg ER	Concerta®
Oxymorphone 5, 7.5, 10, 15, 20, 30, 40 mg ER Tablets	Opana ER®
Amphetamine 5, 10, 15, 20, 25, 30 mg ER	Adderall XR®
Tamsulosin 0.4 mg ER Capsules	Flomax®
Tolterodine Tartrate 2, 4 mg ER Capsules	Detrol LA®
Tramadol 100, 200, 300 mg ER Tablets	Ultram ER®
Venlafaxine HCl 37.5, 75 and 150 mg ER Capsules	Effexor XR®
Duloxetine HCI 20, 30, and 60 mg DR Capsules	Cymbalta®

(1)	Product is an additional strength of a product included under a previously approved ANDA.
     Brand-Name Pharmaceuticals
     In the brand-name pharmaceuticals market, we have thus far focused our efforts on the development of products for the treatment of CNS disorders, which include Alzheimer’s disease, attention deficit hyperactivity, depression, epilepsy, migraines, multiple sclerosis, Parkinson’s disease, and schizophrenia. We estimate there are approximately 11,000 neurologists, of which, historically, a concentrated number are responsible for writing the majority of neurological CNS prescriptions. CNS is the largest therapeutic category in the United States with 2007 sales of $65.9 billion, or 21% of the $321.0 billion U.S. drug market. CNS drug sales grew 9.5% in 2007, compared with a sales growth of 6.5% for the entire industry. Our strategy is to build this portfolio primarily through internal development and through licensing and acquisition. We intend to utilize our formulation and development expertise as well as our drug delivery technologies in the formulation of drug substances no longer protected by patents as differentiated, modified, or controlled-release pharmaceutical products that we will market as brand-name products.
     While we have not yet commercialized a brand-name product and have withdrawn our only NDA filed to date, we have recently completed a Phase III clinical study of one product intended to treat spasticity in patients with multiple sclerosis. We have also recently filed our third IND application, which will allow us to begin clinical studies of another CNS product, and are in the early exploratory phase with respect to four other CNS products.

Competition
     The pharmaceutical industry is highly competitive and is affected by new technologies, new developments, government regulations, health care legislation, availability of financing, and other factors. Many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than we have. We compete with numerous other companies that currently operate, or intend to operate, in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products, and other manufacturers that may decide to undertake development of such products. Our principal competitors are Barr Pharmaceuticals Inc., Sandoz, Inc., Mylan, Inc., Ranbaxy Laboratories Limited, Teva Pharmaceutical Industries, Ltd. (“Teva”) and Watson Pharmaceuticals, Inc.
     Due to our focus on relatively hard-to-replicate controlled-release products, however, competition in the generic pharmaceutical market is sometimes limited to those competitors who possess the appropriate drug delivery technology. The principal competitive factors in the generic pharmaceutical market are:
•	the ability to introduce generic versions of products promptly after a patent expires;

•	price;

•	product quality;

•	customer service (including maintenance of inventories for timely delivery);

•	breadth of product line; and

•	the ability to identify and market niche products.
     In the brand-name pharmaceutical market, we are not marketing our products. However, if we obtain the FDA approval for, and start marketing, our own CNS brand-name pharmaceuticals, we expect that competition will be limited to large pharmaceutical companies, other drug delivery companies, and other specialty pharmaceutical companies that have focused on CNS disorders.
Sales and Marketing
     We market and sell our generic pharmaceutical prescription drug products within the continental United States of America and the Commonwealth of Puerto Rico. We derive a substantial portion of our revenue from sales to a limited number of customers. The customer base for our products consists primarily of drug wholesalers, warehousing chain drug stores, mass merchandisers, and mail-order pharmacies. We market our products both directly, through our Global Division, and indirectly through our Rx Partner and OTC Partner alliance agreements, as described below. Our five major customers, DAVA, McKesson, Teva, Cardinal Health and Amerisource-Bergen, accounted for 70% and 80% of revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. These five customers individually accounted for 18%, 17%, 14%, 11% and 10%, respectively, of our revenue for the nine months ended September 30, 2008 and 37%, 14%, 13%, 11% and 6%, respectively, of our revenue for the year ended December 31, 2007. We have long-term contracts only with Teva and DAVA. A reduction in or loss of business with any one of these customers, or any failure of a customer to pay us on a timely basis, would adversely affect our business.

Rx Partner and OTC Partner Alliance Agreements
     We currently have alliance agreements with Teva, DAVA, Wyeth, and Schering-Plough Corporation, or their affiliates. On a combined basis, the alliance agreements with Teva and DAVA are referred to as “Rx Partners,” and the alliance agreements with Wyeth and Schering-Plough are referred to as “OTC Partners.” Under each of these Rx Partners and OTC Partners alliance agreements, our partner distributes a specified product or products developed and manufactured by us, and we either receive payment on delivery of the product, share in the resulting profits, or receive royalty or other payments from our partners. The revenue recognized and the percentage of total revenue for each of the periods noted, for the Rx Partner and OTC Partners alliance agreements, is as follows:

	Year Ended December 31,
Revenue and % Total Revenue	($ in thousands)
	2007		2006		2005
Teva Agreement	$42,480	13%	$33,910	19%	$12,547	7%
Dava Agreement	118,634	37%	2,899	2%	83	—%
Sub-Total: Rx Partners	$161,114	50%	$36,809	21%	$12,630	7%
OTC Partners	$11,866	4%	$13,782	8%	$10,451	6%
     Rx Partners Alliance Agreements
     Teva Agreement
     We entered into the Strategic Alliance Agreement with Teva in June 2001 (“Teva Agreement”). The Teva Agreement is our most significant alliance agreement, and it covers generic versions of the following 11 controlled-release generic pharmaceutical branded and over-the-counter products and a 12th product we have not yet publicly identified, as follows:
•	Prilosec® 10mg, 20mg and 40mg delayed released capsules

•	Wellbutrin SR® 100mg and 150mg extended release tablets

•	Zyban® 150mg extended release tablets

•	Claritin-D® 12-hour 120 mg 12-hour extended release tablets

•	Claritin-D®24-hour 240mg 24-hour extended release tablets

•	Claritin Reditabs® 10mg orally disintegrating tablets

•	Ditropan XL® 5mg, 10mg and 15mg extended release tablets

•	Glucophage XR® 500mg extended release tablets

•	Allegra — D® 60mg/120mg extended release tablets

•	Concerta® 18mg, 27mg, 36mg and 54mg extended release tablets

•	Wellbutrin XL® 150mg and 300mg extended release tablets
     The 12 covered products under the Teva Agreement represent 22 different product /strength combinations, of which 13 have been approved by the FDA and are currently being marketed, 7 are awaiting FDA approval and 2 are under development. With the exception of Glucophage XR®, which Teva elected to develop and manufacture itself, and Wellbutrin XL® 150mg, for which product rights have been returned to us, and the Claritin® products noted above, we manufacture and supply each of these products to Teva. Teva pays us a fixed percentage of defined profits on its sales of products, except for the Claritin® products noted above, and reimburses us for our manufacturing costs, for a term of 10 years from the initial commercialization of each product. Additionally, under the Teva Agreement, we share with Teva the profits (up to a maximum of 50%) from the sale of the generic pharmaceutical over-the-counter versions of the Claritin® products noted above, sold through our OTC Partners’ alliance agreements.

     The Teva Agreement also included a number of additional obligations, terms, and conditions. Under the Teva Agreement, Teva provided us with an interest-bearing advance deposit payable of $22 million for the purchase of exclusive marketing rights to the 12 products, contingent upon our achievement of specified product-development milestones. To the extent the milestones were not met, we were required to repay the advance deposit, except to the extent Teva elected to purchase market exclusivity for particular products in exchange for forgiveness of specified amounts of the deposit. Ultimately, none of the milestones were met by us, and Teva elected to purchase market exclusivity for two of the products, forgiving $6 million of the advance deposit payable. We also had the option to repay the remaining $16 million of the advance deposit payable in shares of our common stock and did so in 2003 and 2004 with approximately 1.05 million shares of our common stock. Also pursuant to the Teva Agreement, Teva in 2001 and 2002 purchased approximately 1.46 million of our common shares for $15 million. The Teva Agreement gave us the right to repurchase one-sixth of the shares for nominal consideration upon the first commercial sale of specified products, which we achieved and exercised in 2006. These and other provisions of the Teva Agreement are discussed in detail in “Item 15. Financial Statements and Exhibits — Note 13 to Consolidated Financial Statements.”
     Our remaining obligations under the Teva Agreement are to complete development of the covered products still under development, continue our efforts to obtain FDA approval of those not yet approved, and manufacture and supply the approved products to Teva. Our obligation to manufacture and supply each product extends for 10 years following the commercialization of the product.
     DAVA Agreement
     In November 2005, we entered into an alliance agreement with DAVA related to the exclusive supply and distribution of 10mg, 20mg, 40mg and 80mg strengths of our generic pharmaceutical of the branded OxyContin® product (“DAVA Agreement”). The DAVA Agreement originally provided for DAVA’s payment of an appointment fee in installments over five years, specified acquisition prices for the various strengths of the product, and a specified share of the net profits resulting from DAVA’s sales of the product. We amended the DAVA Agreement in February 2007 to eliminate future installments of the appointment fee in exchange for an increased share of the net profits. As a result of the May 2007 settlement of litigation brought by the OxyContin® patent holder, distribution of our product for the foreseeable future terminated in early 2008, and can resume only upon expiration of the last OxyContin® patent in 2013 or certain other events. As a result, the DAVA agreement, while not terminated, imposes no obligations on either party for the foreseeable future. Our revenue under the DAVA Agreement, net of deferred product manufacturing costs recognized, was $38,674,000 for the six and nine months ended June 30 and September 30, 2008, and $92,949,000, $1,754,000 and $26,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

     OTC Partners Alliance Agreements
     We have an exclusive development, license and supply agreement with Wyeth relating to our generic Claritin-D® 12-hour extended release product. Under the agreement, which was entered into in 2002 and included an upfront payment and product-development milestone payments, we receive quarterly royalty payments consisting of a percentage (less than 10%) of Wyeth’s sales. Wyeth launched the 12-hour product in May 2003 as its OTC Alavert D-12 Hour®. The Wyeth agreement terminates in April 2018.
     We also entered into a non-exclusive licensing, contract manufacturing and supply agreement with Schering-Plough relating to our generic Claritin-D® 12-hour extended release product in 2002. Under this agreement, which included an upfront payment and milestone payments by Schering-Plough, Schering-Plough purchases the product from us at a fixed price. Schering-Plough launched our product as its Claritin-D® 12-hour in March 2003. After our product supply obligations to Schering-Plough end, which is expected in the first quarter of 2009, Schering-Plough is expected to manufacture the product. The Schering-Plough agreement terminates two years after our product supply obligations conclude. During this two year period, Schering-Plough will pay us a royalty fee consisting of an amount (less than $50) per thousand tablets of their product sold.
     The upfront payments and potential milestone payments provided for by these agreements, together with the upfront and milestone payments received under each, are as follows:
(unaudited)
($ in thousands)

				Upfront and
			Aggregate Potential	Milestone Payments
OTC Partner	Initial Date	Upfront Payment	Milestone Payments	Received
Schering-Plough	June 2002	$2,250	$2,250	$4,500
Wyeth Consumer Healthcare	June 2002	$350	$4,050	$2,000
Promotional Services Agreements
     Shire Co-Promotion Agreement
     In 2006, we entered into a promotional services agreement with Shire Laboratories, Inc. (the “Shire Agreement”) under which we provide promotional services, consisting of physician detail sales calls, to promote a Shire branded CNS product. In exchange for our services, we receive fees based on the number of sales force members providing the services and are eligible to receive contingent payments based on the number of prescriptions filled for the product. We began providing services under the agreement in July 2006 and will continue to do so through mid-2009. The revenue recognized and the percentage of total revenue for the periods noted, under the Shire Agreement, were $9,666,000 or 6.0% for the nine months ended September 30, 2008 and $12,759,000 or 5.0%, $6,434,000 or 5.0%, and $0 or 0.0%, for the years ended December 31, 2007, 2006, and 2005, respectively.
     Wyeth Co-Promotion Agreement
     In 2008, we entered into a co-promotion agreement with Wyeth under which we will provide promotional services for a Wyeth branded CNS product beginning in mid-2009. We will receive a fee for each face-to-face product presentation and will also be eligible to receive incentive fees based on the number of annual prescriptions filled for the CNS product. The agreement terminates three years from the initiation of our services.

Manufacturing
     We manufacture our finished dosage form products at our Hayward, California facility and use our larger and lower-operating-cost Philadelphia, Pennsylvania facility to package, warehouse and distribute the products. We began full-scale manufacturing in the Hayward facility in June 2002 and believe we have sufficient capacity to produce new products in the immediate future. During the quarter ended September 30, 2008, we were using about 68% of the facility’s estimated annual production capacity of up to approximately 1.5 billion tablets and capsules.
     In the second half of 2007, we began construction of a new manufacturing facility in Taiwan at an estimated cost of $25.0 million. We expect construction of the facility, which will have an annual production capacity of approximately 450 million tablets and capsules, to be completed in 2009, equipment to be installed, validated and approved by the FDA during 2009, and product shipment to begin in early 2010.
     Based on existing demand and expected increased demand due to anticipated new product approvals, we expect the Hayward facility to be fully utilized by the fourth quarter of 2012 if the additional capacity of the Taiwan facility is not available by that time, as currently expected.
     We maintain an inventory of our products in connection with our obligations under alliance agreements. In addition, for products pending approval, we may produce batches of inventory to be used in anticipation of the launch of the products. In the event that FDA approval is denied or delayed, we could be exposed to the risk of this inventory becoming obsolete.
Raw Materials
     The active chemical raw materials, essential to our business, are generally readily available from multiple sources in the U.S. and throughout the world. Certain raw materials used in the manufacture of our products are, however, available from limited sources and, in some cases, a single source. Although we have not experienced any material delays in receipt of raw materials to date, any curtailment in the availability of such raw materials could result in production or other delays and, in the case of products for which only one raw material supplier exists or has been approved by the FDA, could result in material loss of sales with consequent adverse effects on our business and results of operations. Also, because raw material sources for pharmaceutical products must generally be identified and approved by regulatory authorities, changes in raw material suppliers may result in production delays, higher raw material costs, and loss of sales and customers. We obtain a portion of our raw materials from foreign suppliers, and our arrangements with such suppliers are subject to, among other risks, FDA approval, governmental clearances, export duties, political instability, and restrictions on the transfers of funds.
     Those of our raw materials that are available from a limited number of suppliers are Bendroflumethiazide, Chloroquine, Colestipol, Digoxin, Flavoxate, Methyltestosterone, Nadolol, Orphenadrine, Terbutaline and Klucel, all of which are active pharmaceutical ingredients except Klucel, which is an excipient used in several product formulations. The manufacturers of two of these products, Formosa Laboratories, Ltd. and a division of Ashland, Inc., are sole-source suppliers. While none of the active ingredients is individually significant to our business, the excipient, while not covered by a supply agreement, is utilized in a number of significant products, it is manufactured for a number of industrial applications and supplies have been readily available. Only one of the active ingredients is covered by a long-term supply agreement and, while we have experienced occasional interruptions in supplies, none has had a material effect on our operations.
     Any inability to obtain raw materials on a timely basis, or any significant price increases not passed on to customers, could have a material adverse effect on us. We may experience delays from the lack of raw material availability in the future, which could have a material adverse effect on us.

Quality Control
     In connection with the manufacture of drugs, the FDA requires testing procedures to monitor the quality of the product, as well as the consistency of its formulation. We maintain a quality control laboratory that performs, among other things, analytical tests and measurements required to control and release raw materials, in-process materials, and finished products, and to routinely test marketed products to ensure they remain within specifications.
     Quality monitoring and testing programs and procedures have been established by us in our effort to assure that all critical activities associated with the production, control, and distribution of our drug products will be carefully controlled and evaluated throughout the process. By following a series of systematically organized steps and procedures, we seek to assure that established quality standards will be achieved and built into the product.
     Our policy is to continually seek to meet the highest quality standards, with the goal of thereby assuring the quality, purity, safety and efficacy of each of our drug products. We believe that adherence to high operational quality standards will also promote more efficient utilization of personnel, materials and production capacity.
Research and Development
     We conduct most of our research and development activities at our facilities in Hayward, California, with a staff of approximately 162. In addition, we have outsourced a number of research and development projects to offshore laboratories.
     We spent approximately $43.7 million, $40.0 million, $29.6 million and $26.1 million on research and development activities during the nine months ended September 30, 2008 and the fiscal years ended December 31, 2007, 2006 and 2005, respectively.
Regulation
     The manufacturing and distribution of pharmaceutical products are subject to extensive regulation by the federal government, primarily through the FDA and the Drug Enforcement Administration (“DEA”), and to a lesser extent by state and local governments. The Food, Drug, and Cosmetic Act (“FFDCA”), Controlled Substances Act and other federal statutes and regulations govern or influence the manufacture, labeling, testing, storage, record-keeping, approval, advertising and promotion of our products. Facilities used in the manufacture, packaging, labeling and repackaging of pharmaceutical products must be registered with the FDA and are subject to FDA inspection to ensure that drug products are manufactured in accordance with current Good Manufacturing Practices. Noncompliance with applicable requirements can result in product recalls, seizure of products, injunctions, suspension of production, refusal of the government to enter into supply contracts or to approve drug applications, civil penalties and criminal fines, and disgorgement of profits.
     FDA approval is required before any “new drug” may be marketed, including new formulations, strengths, dosage forms and generic versions of previously approved drugs. Generally, the following two types of applications are used to obtain FDA approval of a “new drug”:
     New Drug Application (NDA). For a drug product containing an active ingredient not previously approved by the FDA, a prospective manufacturer must submit a complete application containing the results of clinical studies supporting the drug product’s safety and efficacy. An Investigational New Drug (IND) application must be submitted before the clinical studies may begin, and the required clinical studies can take two to five years or more to complete. An NDA is also required for a drug with a previously approved active ingredient if the drug will be used to treat an indication for which the drug was not previously approved or if the dosage form, strength or method of delivery is changed.

     Abbreviated New Drug Application (ANDA). For a generic version of an approved drug—a drug product that contains the same active ingredient as a drug previously approved by the FDA and is in the same dosage form and strength, utilizes the same method of delivery and will be used to treat the same indications as the approved product—the FDA ordinarily requires only an abbreviated application that need not include clinical studies demonstrating safety and efficacy. An ANDA requires only bioavailability data demonstrating that the generic formulation is bioequivalent to the previously approved “reference listed drug,” indicating that the rate of absorption and levels of concentration of the generic drug in the body do not show a significant difference from those of the reference listed drug. The FDA currently takes an average of approximately 18-19 months, to approve an ANDA.
     Under the Hatch-Waxman Act, which established the procedures for obtaining approval of generic drugs, an ANDA filer must make certain patent certifications that can result in significant delays in obtaining FDA approval. If the applicant intends to challenge the validity or enforceability of an existing patent covering the reference listed drug or asserts that its drug does not infringe such patent, the applicant files a so-called “Paragraph IV” certification and notifies the patent holder that it has done so, explaining the basis for its belief that the patent is not infringed or is invalid or unenforceable. If the patent holder initiates a patent infringement suit within 45 days after receipt of the Paragraph IV Certification, the FDA is automatically prevented from approving an ANDA until the earlier of 30 months after the date the Paragraph IV Certification is given to the patent holder, expiration of the patents involved in the certification, or when the infringement case is decided in our favor. In addition, the first company to file an ANDA for a given drug containing a Paragraph IV certification can be awarded 180 days of market exclusivity following approval of its ANDA, during which the FDA may not approve any other ANDAs for that drug product.
     During any period in which the FDA is required to withhold its approval of an ANDA due to a statutorily imposed non-approval period, the FDA may grant tentative approval to an applicant’s ANDA. A tentative approval reflects the FDA’s preliminary determination that a generic product satisfies the substantive requirements for approval, subject to the expiration of all statutorily imposed non-approval periods. A tentative approval does not allow the applicant to market the generic drug product.
     The Hatch-Waxman Act contains additional provisions that can delay the launch of generic products. A five-year marketing exclusivity period is provided for new chemical compounds, and a three-year marketing exclusivity period is provided for approved applications containing new clinical investigations essential to an approval, such as a new indication for use, or new delivery technologies, or new dosage forms. The three-year marketing exclusivity period applies to, among other things, the development of a novel drug delivery system, as well as a new use. In addition, companies can obtain six additional months of exclusivity if they perform pediatric studies of a reference listed drug product. The marketing exclusivity provisions apply to both patented and non-patented drug products. The Act also provides for patent term extensions to compensate for patent protection lost due to time taken in conducting FDA required clinical studies and during FDA review of NDAs. In addition, by virtue of the Uruguay Round Agreements Act of 1994 that ratified the General Agreement on Tariffs and Trade, known as GATT, certain brand-name drug patent terms have been extended to 20 years from the date of filing of the pertinent patent application (which can be longer than the former patent term of 17 years from date of issuance).
     The Generic Drug Enforcement Act of 1992 establishes penalties for wrongdoing in connection with the development or submission of an ANDA. In general, FDA is authorized to temporarily bar companies, or temporarily or permanently bar individuals, from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs under certain circumstances. In addition to debarment, FDA has numerous discretionary disciplinary powers, including the authority to withdraw approval of an ANDA or to approve an ANDA under certain circumstances and to suspend the distribution of all drugs approved or developed in connection with certain wrongful conduct.
     We are subject to the Maximum Allowable Cost Regulations, which limit reimbursements for certain generic prescription drugs under Medicare, Medicaid, and other programs to the lowest price at which these drugs are generally available. In many instances, only generic prescription drugs fall within the regulations’ limits. Generally, the pricing and promotion of, method of reimbursement and fixing of reimbursement levels for, and the reporting to federal and state agencies relating to drug products is under active review by federal, state and local governmental entities, as well as by private third-party reimbursers and individuals under whistleblower statutes. At present, the Justice Department and U.S. Attorneys Offices and State Attorneys General have initiated investigations, reviews, and litigation into industry-wide pharmaceutical pricing and promotional practices, and whistleblowers have filed qui tam suits. We cannot predict the results of those reviews, investigations, and litigation, or their impact on our business.
     Virtually every state, as well as the District of Columbia, has enacted legislation permitting the substitution of equivalent generic prescription drugs for brand-name drugs where authorized or not prohibited by the prescribing physician, and some states mandate generic substitution in Medicaid programs.
     In addition, numerous state and federal requirements exist for a variety of controlled substances, such as narcotics, that may be part of our product formulations. The DEA, which has authority similar to the FDA’s and may also pursue monetary penalties, and other federal and state regulatory agencies have far-reaching authority.
     The State of California requires that any manufacturer, wholesaler, retailer or other entity in California that sells, transfers or otherwise furnishes certain so-called precursor substances must have a permit issued by the California Department of Justice, Bureau of Narcotic Enforcement. The substances covered by this requirement include ephedrine, pseudoephedrine, norpseudoephedrine, and phenylpropanolamine, among others. The Bureau has authority to issue, suspend and revoke precursor permits, and a permit may be denied, revoked or suspended for various reasons, including (i) failure to maintain effective controls against diversion of precursors to unauthorized persons or entities; (ii) failure to comply with the Health and Safety Code provisions relating to precursor substances, or any regulations adopted thereunder; (iii) commission of any act which would demonstrate actual or potential unfitness to hold a permit in light of the public safety and welfare, which act is substantially related to the qualifications, functions or duties of the permit holder; or (iv) if any individual owner, manager, agent, representative or employee of the permit applicant/permit holder willfully violates any federal, state or local criminal statute, rule, or ordinance relating to the manufacture, maintenance, disposal, sale, transfer or furnishing of any precursor substances.
Environmental Laws
     We are subject to comprehensive federal, state and local environmental laws and regulations that govern, among other things, air polluting emissions, waste water discharges, solid and hazardous waste disposal, and the remediation of contamination associated with current or past generation handling and disposal activities, including the past practices of corporations as to which we are the successor. We are subject periodically to environmental compliance reviews by various environmental regulatory agencies.
Employees
     As of October 31, 2008, we had 765 full-time employees, of which 360 were in operations, 162 in research and development, 144 in the quality area, 69 in legal and administration, and 30 in sales and marketing. None of our employees are subject to collective bargaining agreements with labor unions, and we believe our employee relations are good.

Item 1A. Risk Factors.
     An investment in our common stock involves a high degree of risk. In deciding whether to invest in our common stock, you should consider carefully the following risk factors, as well as the other information included in this registration statement. The materialization of any of these risks could have a material adverse effect on our business, financial position and results of operations. This registration statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in this “Risk Factors” section. See “Forward-Looking Statements” on page 1 of this registration statement.
Risks Related to Our Business
The SEC previously revoked the registration of our common stock due to our failure to file periodic reports required by the Exchange Act. If we fail to timely file these reports in the future, public information about us would become more limited and the SEC could again seek to deregister our common stock, which could negatively impact our business and liquidity, significantly reduce the liquidity of our common stock and prevent investors from buying or selling our common stock in the public market.
     On May 23, 2008, the SEC revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act based upon our failure to file quarterly and annual reports required by the Exchange Act subsequent to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. Our failure to file these periodic reports was the result of our inability to determine the appropriate accounting treatment for transactions under the Teva Agreement. As a result of this deregistration, public trading in our common stock ceased as of May 23, 2008.
     Once this registration statement becomes effective, we will again be required to file periodic reports with the SEC. Although we have resolved the accounting issues presented by the Teva Agreement, there can be no assurance that we will not be delinquent in the filing of these periodic reports in the future. If we are unable to timely file our periodic reports, the SEC could again commence proceedings to suspend or revoke the registration of our common stock. The SEC could also seek to impose a trading halt in our common stock for up to 10 trading days if it believes the public interest and the protection of investors requires it. Our failure to file periodic reports would also substantially limit the amount of financial and other information about us that would be available to our stockholders and investors, which could make it more difficult for investors to trade our stock or ascertain the price for our stock.
     If our common stock is ultimately deregistered again, brokers, dealers and other market participants would be prohibited from buying or selling, making a market in, or publishing quotations or otherwise effecting transactions with respect to our common stock. As a result, public trading of our common stock would again cease. This could have an adverse effect on our business and liquidity, significantly reduce the liquidity of our common stock and limit the ability of our stockholders to buy or sell our common stock.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, timely file our periodic reports, maintain our reporting status or prevent fraud.
     The existence of material weaknesses in our internal control over financial reporting may affect our ability to obtain audited financial information and comply with applicable SEC reporting requirements. We identified five material weaknesses in our internal control over financial reporting during 2004 relating to: (i) the Teva Agreement; (ii) our financial close and reporting process relating to our inability to file the required periodic financial reports with the SEC within the prescribed time periods from 2005 through the third quarter of 2008; (iii) our billing controls for non-electronic data interchange orders; (iv) our inventory valuation procedures; and (v) our reserve for shelf-stock adjustments. In addition, we restated our financial statements for the fiscal year ended December 31, 2003 to give effect to the restatement of accounting for the Teva Agreement, certain alliance agreements, common stock purchase warrants issued in May 2003, stock-based compensation, accrued legal fee operating expense, and accrued interest expense for the fiscal year ended December 31, 2003.

     While we believe the internal control material weaknesses discussed above have been remediated, there can be no assurance our independent registered public accounting firm will agree with our assessment that all material weaknesses have been remediated and may identify additional internal control material weaknesses in the future. The existence of internal control material weaknesses may result in current and potential stockholders and alliance agreements’ partners losing confidence in our financial reporting, which could harm our business, the market price of our common stock, and our ability to retain our current alliance agreements’ partners, and to obtain new alliance agreement partners.
     The existence of material weaknesses in our internal control over financial reporting may also affect our ability to timely file periodic reports under the Exchange Act. In May 2008, the SEC revoked the registration of our common stock pursuant to Section 12(j) of the Exchange Act based upon our failure to file the quarterly and annual reports required by the Exchange Act subsequent to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. Our failure to file these reports was the result of our inability to determine the appropriate accounting treatment for transactions under the Teva Agreement.
     Although we remedied the accounting issues presented by the Teva Agreement and do not believe a similar accounting problem is likely to recur, an internal control material weakness may develop in the future and affect our ability to timely file our periodic reports. The inability to timely file periodic reports under the Exchange Act could result in the SEC again revoking the registration of our common stock, which would prohibit us from listing or having our stock quoted on any public market, including the OTC Bulletin Board® and Pink Sheets®. This would have an adverse effect on our business and stock price by limiting the publicly available information regarding us and greatly reducing the ability of our stockholders to sell or trade our common stock.
We have experienced operating losses and negative cash flow from operations and our future profitability is uncertain.
     We recorded net income of $9.6 million and $125.9 million for the nine months ended September 30, 2008 and year ended December 31, 2007, respectively. Although 2007 was our first profitable year and we continued to record net income for the first nine months of 2008, we recorded net losses of $12.0 million and $5.8 million for the years ended December 31, 2006 and 2005, respectively. We do not know whether our business will continue to be profitable or generate positive cash flow, and our ability to remain profitable or obtain positive cash flow is uncertain. As of September 30, 2008, our accumulated deficit was $50.6 million, and we had outstanding indebtedness in an aggregate principal amount of $21.0 million. Through the date hereof, we have repurchased $62.25 million principal amount of our 3.5% convertible senior subordinated debentures (“3.5% Debentures”), constituting a part of such indebtedness. To remain operational, we must, among other things:
•	obtain FDA approval of our products;

•	successfully launch new products;

•	prevail in patent infringement litigation in which we are involved;

•	continue to generate or obtain sufficient capital on acceptable terms to fund our operations; and

•	comply with the many complex governmental regulations that deal with virtually every aspect of our business activities.
Our limited capital may make it difficult for us to repay indebtedness, or require us to modify our business operations and plans by spending less money on research and development programs, developing fewer products, and filing fewer drug applications with the FDA.
     Prior to 2005, our cash used in operations exceeded cash generated from operations in each period since our inception. At September 30, 2008, we had outstanding indebtedness of approximately $21.0 million, which bears interest at rates ranging from 3.1% to 6.0% annually. In August and September 2008, we repurchased in the aggregate face value $62.25 million principal amount of our 3.5% Debentures constituting a part of such indebtedness. For the quarter ended September 30, 2008 and the year ended December 31, 2007, we paid interest on our indebtedness of approximately $2.6 million and $4.6 million, respectively. Additionally, as of

September 30, 2008, we had an accumulated stockholders’ deficit of approximately $50.6 million. We may not be able to maintain adequate capital at any given time or from time to time in the future, which could result in less money being spent on research and development programs, fewer products being developed or at a slower pace, and fewer drug applications being filed with the FDA.
If Wachovia or its successor is unable to perform its obligations under our credit agreement or if we are unable to obtain a new credit facility upon the expiration of our credit agreement with Wachovia, there can be no assurance that we will be able to obtain a new credit agreement with another bank or group of lenders on favorable terms or at all.
     In December 2005, we entered into a new three year credit agreement with Wachovia, which was amended in October 2008, replacing the previous loan and security agreement and providing for a $35 million revolving credit facility intended for working capital and general corporate purposes. There was no amount outstanding under the revolving credit facility as of September 30, 2008 and December 31, 2007, 2006 and 2005, respectively. Our credit agreement with Wachovia, as amended, terminates on December 31, 2008. If we are unable to negotiate an extension to the credit agreement on similar terms, there can be no assurance that we would be able to obtain a new credit agreement with another bank or group of lenders on favorable terms or at all. In addition, on October 3, 2008, Wachovia announced its agreement to be acquired by Wells Fargo. If Wachovia, or its successor, is not able to perform its obligations under the credit agreement, we would have no borrowing capacity under our credit facility.
Any delays or unanticipated expenses in connection with the construction of our Taiwan facility could have a material adverse effect on our results of operations, liquidity and financial condition.
     In the second half of 2007, we began construction of a new manufacturing facility in Taiwan at an estimated cost of $25.0 million, of which we spent approximately $13.1 million, in the aggregate, in 2008 and 2007. We estimate that the new facility will have an annual production capacity of approximately 450 million tablets and capsules. We expect construction of the facility to be completed in 2009, equipment to be installed, validated and approved by the FDA during 2009, and product shipment to begin in early 2010.
     While we have thus far not suffered any material delays, increases in estimated expenses or other material setbacks associated with the construction of the manufacturing facility, no assurance can be given that we will timely complete the construction of the facility or that its construction costs will not exceed any amounts budgeted by us. During any delays in development, changing market conditions could render projections relating to our investment in the new facility inaccurate or unreliable. There can also be no assurance that the facility will be approved by the FDA within the time frame we expect, or at all. In addition, there can be no assurance that the facility will become operational as anticipated or ultimately result in profitable operations. If the facility has not become operational by the fourth quarter of 2012, we will, based upon current projections, reach full production capacity at our Hayward, California manufacturing facility. If our manufacturing capacity were to be exceeded by our production requirements, we could lose customers and market share to competing products, and otherwise suffer adverse affects to our results of operations, liquidity and financial condition.

Our continued growth is dependent on our ability to continue to successfully introduce new products to the market.
     Sales of a limited number of our products often represent a significant portion of our revenues in a given period. Revenue from newly launched products that we are the first to market is typically relatively high during the period immediately following launch and can be expected generally to decline over time. Revenue from generic drugs in general can also be expected to decline over time. Our continued growth is therefore dependent upon our ability to continue to successfully introduce new products. We currently have 23 applications pending at the FDA for generic versions of brand-name pharmaceuticals. The FDA and the regulatory authorities may not approve our products submitted to them or our other products under development. Additionally, we may not successfully complete our development efforts. Even if the FDA approves our products, we may not be able to market them if we do not prevail in the patent infringement litigation in which we are involved. Our future results of operations will depend significantly upon our ability to develop, receive FDA approval for, and market new pharmaceutical products or otherwise acquire new products.

We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.
     Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. Likewise, patent holders may bring patent infringement suits against companies that are currently marketing and selling their approved generic products. Patent infringement litigation involves many complex technical and legal issues and its outcome is often difficult to predict, and the risk involved in doing so can be substantial, because the remedies available to the owner of a patent in the event of an unfavorable outcome include damages measured by the profits lost by the patent owner rather than the profits earned by the infringer. Such litigation usually involves significant expense and can delay or prevent introduction or sale of our products.
     We are involved in nine patent infringement suits involving the following products: (i) Omeprazole Delayed Release Capsules, 10 mg, 20 mg and 40 mg (generic to Prilosec®); (ii) Fexofenadine/Pseudoephedrine Tablets (generic to Allegra® and Allegra-D®); (iii) Riluzole Tablets 50mg (generic to Rilutek®); (iv) Oxymorphone HCl Extended Release (“ER”) Tablets 5 mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg, 40 mg (generic to Opana® ER); (v) Minocycline Hydrochloride Extended Release Tablets 45mg, 90mg, 135mg (generic to Solodyn®); (vi) Tolterodine Tartrate ER Capsules, 2 mg and 4 mg (generic to Detrol LA®); (vii) Tamsulosin Hydrochloride Capsules, 0.4 mg (generic to Flomax®); (viii) Tramadol Hydrochloride ER Tablets 100 mg and 200 mg (generic to Ultram® ER) and (ix) Duloxetine Hydrochloride DR Capsules, 20 mg, 30 mg, and 60 mg (generic to Cymbalta®). Through the nine months ended September 30, 2008, we had incurred costs of approximately $1,635,000 in connection with our participation in these matters, which are in varying stages of litigation. If any of these patent litigation matters are resolved unfavorably, we or any collaborative partners may be enjoined from manufacturing or selling the product that is the subject of such litigation without a license from the other party. In addition, if we decide to market and sell products prior to the resolution of patent infringement suits, we could be held liable for lost profits if we are found to have infringed a valid patent, or liable for treble damages if we are found to have willfully infringed a valid patent. As a result, any patent litigation could have a material adverse effect on our results of operations, financial condition and growth prospects, although it is not possible to quantify the liability we could incur if any of these suits are decided against us.
Our ability to develop or license, or otherwise acquire, and introduce new products on a timely basis in relation to our competitors’ product introductions, all of which is subject to numerous uncertainties.
     Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven. Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. We, or a partner, may not be successful in obtaining FDA approval or in commercializing any of the products that we are developing or licensing.

Our approved products may not achieve expected levels of market acceptance.
     Even if we are able to obtain regulatory approvals for our new products, the success of those products is dependent upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:
•	the availability of alternative products from our competitors;

•	the prices of our products relative to those of our competitors;

•	the timing of our market entry;

•	the ability to market our products effectively at the retail level; and

•	the acceptance of our products by government and private formularies.
Some of these factors are not within our control, and our products may not achieve expected levels of market acceptance. Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry.
We expend a significant amount of resources on research and development efforts and may not lead to successful product introductions.
     We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations. We spent approximately $43.7 million, $40.0 million, $29.6 million and $26.1 million on research and development activities during the nine months ended September 30, 2008 and the fiscal years ended December 31, 2007, 2006 and 2005, respectively. We are required to obtain FDA approval before marketing our drug products. The FDA approval process is costly and time consuming. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs. As we continue to develop new products, our research expenses will likely increase. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA-approved new bioequivalent pharmaceuticals.
     Our bioequivalence studies, other clinical studies and/or other data may not result in FDA approval to market our new drug products. While we believe that the FDA’s ANDA procedures will apply to our bioequivalent versions of controlled-release drugs, these drugs may not be suitable for, or approved as part of, these abbreviated applications. In addition, even if our drug products are suitable for FDA approval by filing an ANDA, the abbreviated applications are costly and time consuming to complete. After we submit an NDA or ANDA, the FDA may require that we conduct additional studies, and as a result, we may be unable to reasonably determine the total research and development costs to develop a particular product. Also, for products pending approval, we may obtain raw materials or produce batches of inventory to be used in anticipation of the product’s launch. In the event that FDA approval is denied or delayed, we could be exposed to the risk of this inventory becoming obsolete. Finally, we cannot be certain that any investment made in developing products or product-delivery technologies will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able, ultimately, to introduce successful new products or new delivery technologies as a result of those efforts, we will be unable to recover those expenditures.

The time necessary to develop generic drugs may adversely affect whether, and the extent to which, we receive a return on our capital.
     We begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand-name drug equivalent. The development process, including drug formulation, testing, and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand-name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand-name drug from the prescription market to the over-the-counter market. If this were to occur, we would be prohibited from marketing our product other than as an over-the-counter drug, in which case revenues could be substantially less than we anticipated.
We face intense competition from both brand-name and generic manufacturers.
     The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than we have. In addition, pharmaceutical manufacturers’ customer base consists of an increasingly limited number of large pharmaceutical wholesalers, chain drug stores that warehouse products, mass merchandisers, mail-order pharmacies. Our competitors may be able to develop products and delivery technologies competitive with or more effective or less expensive than our own for many reasons, including that they may have:
•	proprietary processes or delivery systems;

•	larger research and development and marketing staffs;

•	larger production capabilities in a particular therapeutic area;

•	more experience in preclinical testing and human clinical trials;

•	more experience in obtaining required regulatory approvals, including FDA approval;

•	more products; or

•	more experience in developing new drugs and financial resources, particularly with regard to brand manufacturers.
     The FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a patent claim for a corresponding brand product or other market exclusivity expires. This often forces us to face immediate competition when we introduce a generic product into the market. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline, which has been our experience with our existing products. Moreover, with respect to products for which we file a Paragraph IV certification, if we are not the first ANDA filer challenging a listed patent for a product, we are at a significant disadvantage to the competitor that first filed an ANDA for that product containing such a challenge, which is awarded 180 days of market exclusivity for the product. With respect to our 12 products pending FDA approval for which we have filed Paragraph IV certifications, we believe we are the first ANDA filer for only two of the products and share first-filer status with other filers for two additional products. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Although there is no assurance, we strive to develop and introduce new products in a timely and cost-effective manner to be competitive in our industry. See “Item 1. Business — Regulation.” Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

     In addition to the competition we face from other generic manufacturers, our competition from brand-name manufacturers involves intensive efforts to thwart generic competition, including sales of their branded products as “authorized generics,” obtaining new patents on drugs whose original patent protection is about to expire, filing patent-infringement suits that automatically delay FDA approval of generics, filing “citizen petitions” contesting FDA approvals of generics on alleged health and safety grounds, developing “next generation” versions of products that reduce demand for generic versions we are developing, changing product claims and labeling, and marketing as over-the-counter branded products about to face generic competition.
     Our principal competitors are Barr Pharmaceuticals Inc., Sandoz, Inc., Mylan, Inc., Ranbaxy Laboratories Limited, Teva and Watson Pharmaceuticals, Inc.
Approvals for our new drug products may be delayed or become more difficult to obtain if the FDA institutes changes to its approval requirements.
     Some abbreviated application procedures for controlled-release drugs and other products, including those related to our ANDA filings, are or may become, the subject of petitions filed by brand-name drug manufacturers seeking changes from the FDA in the approval requirements for particular drugs as part of their strategy to thwart generic competition. We cannot predict whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA regulations may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.
Our inexperience in conducting clinical trials and submitting New Drug Applications could result in delays or failure in development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, and financial condition.
     With respect to products that we develop that are not generic equivalents of existing brand-name drugs and thus do not qualify for the FDA’s abbreviated application procedures, we must demonstrate through clinical trials that these products are safe and effective for use. We have only limited experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval. There are substantial filing fees for NDAs that are not refundable if FDA approval is not obtained.
     There is no assurance that our expenses related to NDAs and clinical trials will lead to the development of brand-name drugs that will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity and financial condition.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.
     There are a number of risks and uncertainties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large-scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval or limited profile of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.
     Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. For example, we had sought to develop a product containing carbidopa/levodopa for the treatment of Parkinson’s Disease. Following completion of the clinical trials and submission of the NDA, the NDA was not approved due to the FDA’s concerns over product nomenclature and the potential for medication errors. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:
•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or foreign regulatory agencies.
     In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development which may delay the enrollment in or initiation of our clinical trials. Many of these companies have more significant resources than we do.

     The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There is no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.

We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates.
     We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.
     Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s current Good Manufacturing Practices, or cGMP, regulations. Our failure, or the failure of our contract manufacturers if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
     If third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.
A substantial portion of our total revenues is derived from sales to a limited number of customers.
     We derive a substantial portion of our revenue from sales to a limited number of customers. Our five major customers, DAVA, McKesson, Teva, Cardinal Health and Amerisource-Bergen, accounted for 70% and 80% of revenue for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. These five customers individually accounted for 18%, 17%, 14%, 11% and 10%, respectively, of our revenue for the nine months ended September 30, 2008 and 37%, 14%, 13%, 11% and 6%, respectively, of our revenue for the year ended December 31, 2007.

We have long-term contracts only with Teva and DAVA. See “Item 1. Business — Rx Partner and OTC Partner Alliance Agreements — Rx Partners Alliance Agreements” for a discussion of our agreements with Teva and DAVA. A reduction in or loss of business with any one of these customers, or any failure of a customer to pay us on a timely basis, would adversely affect our business.

We are dependent on a small number of suppliers for our raw materials that we use to manufacture our products.
     We typically purchase the ingredients, other materials and supplies that we use in the manufacturing of our products, as well as certain finished products, from a small number of foreign and domestic suppliers. The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier or the supplier was not in compliance with FDA or other applicable requirements, the FDA approval of a new supplier could delay the manufacture of the drug involved. As a result, there is no guarantee we will always have timely and sufficient access to a required raw material or other product. In addition, some materials used in our products are currently available from only one supplier or a limited number of suppliers. Generally, we would need as much as 18 months to find and qualify a new sole-source supplier. If we receive less than one year’s termination notice from a sole-source supplier that it intends to cease supplying raw materials, it could result in disruption of our ability to produce the drug involved. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including:
•	greater possibility for disruption due to transportation or communication problems;

•	the relative instability of some foreign governments and economies;

•	interim price volatility based on labor unrest, materials or equipment shortages, export duties, restrictions on the transfer of funds, or fluctuations in currency exchange rates; and

•	uncertainty regarding recourse to a dependable legal system for the enforcement of contracts and other rights.
     Those of our raw materials that are available from a limited number of suppliers are Bendroflumethiazide, Chloroquine, Colestipol, Digoxin, Flavoxate, Methyltestosterone, Nadolol, Orphenadrine, Terbutaline and Klucel, all of which are active pharmaceutical ingredients except Klucel, which is an excipient used in several product formulations. The manufacturers of two of these products, Formosa Laboratories, Ltd. and a division of Ashland, Inc., are sole-source suppliers. While none of the active ingredients is individually significant to our business, the excipient, while not covered by a supply agreement, is utilized in a number of significant products, it is manufactured for a number of industrial applications and supplies have been readily available. Only one of the active ingredients is covered by a long-term supply agreement and, while we have experienced occasional interruptions in supplies, none has had a material effect on our operations.
     Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on us.
     Many third-party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of these third parties. We also depend on the strength, enforceability and terms of our various contracts with these third-party suppliers.
We depend on qualified scientific and technical employees, and our limited resources may make it more difficult to attract and retain these personnel.
     Because of the specialized scientific nature of our business, we are highly dependent upon our ability to continue to attract and retain qualified scientific and technical personnel. Except for the recent death of Dr. Hsiao, our former chairman of the board of directors, who co-led our research and development activities until 2004 and thereafter took charge of exploratory research activities, we have to date not experienced, or become aware of pending, significant losses of scientific or technical personnel and have retained sufficient personnel to assume Dr. Hsiao’s scientific responsibilities. Loss of the services of, or failure to recruit, key scientific and technical personnel, however, would be significantly detrimental to our product-development programs. As a result of our small size and limited financial and other resources, it may be difficult for us to attract and retain qualified officers and qualified scientific and technical personnel.
     We maintain an employment agreement with our chief executive officer, Dr. Hsu, which was entered into in December 1999. All of our other key personnel are employed on an at-will basis with no formal employment agreements. We purchase a life insurance policy as an employee benefit for Dr. Hsu, but do not maintain “Key Man” life insurance on any executives.
We may be adversely affected by alliance agreements or licensing arrangements we make with other companies.
     We have entered into several alliance agreements or license agreements with respect to certain of our products and may enter into similar agreements in the future. These arrangements may require us to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could reduce the value of our common stock. Relationships with alliance agreements’ partners may include risks due to incomplete information regarding the marketplace, inventories, and commercial strategies of our alliance agreements’ partners, and our alliance agreements and /or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements’ partners are not successful in commercializing the alliance agreements’ product(s), such commercial failure could adversely affect our business.
We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labeling, distribution, and promotion of pharmaceutical products as well as environmental, safety and health regulations.
     The manufacturing, distribution, processing, formulation, packaging, labeling and advertising of our products are subject to extensive regulation by federal agencies, including the FDA, the Drug Enforcement Administration (DEA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission and the Environmental Protection Agency (EPA), among others. We are also subject to state and local laws, regulations and agencies in California, Pennsylvania and elsewhere. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and criminal prosecution.
     We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, and local environmental, safety, and health laws and regulations that are applicable to our operations and facilities. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws.
We may experience reductions in the levels of reimbursement for pharmaceutical products by governmental authorities, HMOs or other third-party payers. Any such reductions could have a material adverse effect on our business, financial position and results of operations.
     Various governmental authorities and private health insurers and other organizations, such as HMOs, provide reimbursement to consumers for the cost of certain pharmaceutical products. Demand for our products depends in part on the extent to which such reimbursement is available. In addition, third-party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, and increasingly challenge the pricing of these products which may adversely affect the pricing of our products. Moreover, health care reform has been, and is expected to continue to be, an area of national and state focus, which could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third-party payers for our products.

Reporting and payment obligations under the Medicaid rebate program and other government programs are complex, and failure to comply could result in sanctions and penalties or we could be required to reimburse the government for underpayments, which could have a material adverse affect on our business.
     Medicaid and other government reporting and payment obligations are highly complex and somewhat ambiguous. State attorneys general and the U.S. Department of Justice have brought suits or instituted investigations against a number of other pharmaceutical companies for failure to comply with Medicaid and other government reporting obligations. Our methodologies for making these calculations are complex and the judgments involved require us to make subjective decisions, such that these calculations are subject to the risk of errors. Government agencies may impose civil or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs, including Medicaid and Medicare. Any such penalties or sanctions could have a material adverse effect on our business.
Legislative or regulatory programs that may influence prices of prescription drugs could have a material adverse effect on our business.
     Current or future federal or state laws and regulations may influence the prices of drugs and, therefore, could adversely affect the prices that we receive for our products. Programs in existence in certain states seek to set prices of all drugs sold within those states through the regulation and administration of the sale of prescription drugs. Expansion of these programs, in particular, state Medicaid programs, or changes required in the way in which Medicaid rebates are calculated under such programs, could adversely affect the price we receive for our products and could have a material adverse effect on our business, financial position and results of operations. Decreases in health care reimbursements could limit our ability to sell our products or decrease our revenues.
We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.
     We believe intellectual property protection is important to our business and that our future success will depend, in part, on our ability to maintain trade secret protection and operate without infringing on the rights of others. We cannot assure you that:
•	any of our future processes or products will be patentable;

•	our processes or products will not infringe upon the patents of third parties; or

•	we will have the resources to defend against charges of patent infringement by third parties or to protect our own rights against infringement by third parties.
     We rely on trade secrets and proprietary knowledge related to our products and technology which we generally seek to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. If these agreements are breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known by our competitors.
We are subject to potential product liability claims that can result in substantial litigation costs and liability.
     The design, development and manufacture of pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance coverage is expensive, difficult to obtain, and may not be available in the future on acceptable terms, or at all. Although we currently carry $80.0 million of such insurance, we believe that no reasonable amount of insurance can fully protect against all such risks because of the potential liability inherent in the business of producing pharmaceutical products for human consumption.

We face risks relating to our goodwill and intangibles.
     At September 30, 2008, our goodwill, originally generated as a result of the December 1999 merger of Global Pharmaceuticals Corporation and Impax Pharmaceuticals, Inc., was approximately $27.6 million, or approximately 5.9% of our total assets. We may never realize the value of our goodwill and intangibles. We will continue to evaluate, on a regular basis, whether events or circumstances have occurred to indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to earnings would become necessary. Although as of December 31, 2007, the carrying value of goodwill was not impaired based on our assessment performed in accordance with GAAP, any such future determination requiring the write-off of a significant portion of carrying value of goodwill could have a material adverse effect on our financial condition or results of operations.
Our revenues and operating income could fluctuate significantly.
     Our revenues and operating results may vary significantly from quarter to quarter as well as in comparison to the corresponding quarter of the preceding year. Variations may result from, among other factors:
•	the timing of FDA approvals we receive;

•	the timing of process validation for particular generic drug products;

•	the timing of product launches;

•	the introduction of new products by others that render our products obsolete or noncompetitive;

•	the ability to maintain selling prices and gross margins on our products;

•	the outcome of our patent infringement litigation; and

•	the addition or loss of customers.
     For example, when we settled our patent infringement litigation relating to our generic version of OxyContin and agreed to terminate sales of our product in early 2008, we revised our estimate of the remaining life of the related DAVA Agreement and adjusted the period of revenue recognition and product manufacturing cost amortization under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). The change in the revenue recognition period for the DAVA Agreement had the effect of increasing income from operations for the year ended December 31, 2007 by $73,226,000 and basic earnings per share by $1.25. In addition, our revenue under the DAVA Agreement, net of deferred product manufacturing costs recognized, was $38,674,000 for the nine months ended September 30, 2008 and $92,949,000 for the year ended December 31, 2007. The loss of such revenue materially affected our results of operations for the nine months ended September 30, 2008 and may have a material adverse effect on our future results of operations.

If we are unable to manage our growth, our business will suffer.
     We have experienced rapid growth in the past several years and anticipate continued rapid expansion in the future. The number of ANDAs pending approval at the FDA has increased from 11 at June 30, 2001 to 23 at November 21, 2008. This growth has required us to expand, upgrade, and improve our administrative, operational, and management systems, internal controls and resources. We anticipate additional growth in connection with the expansion of our manufacturing operations, development of our brand-name products, and our marketing and sales efforts for the products we develop. Although we cannot assure you that we will, in fact, grow as we expect, if we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed.
There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any future changes in estimates, judgments and assumptions used or necessary revisions to prior estimates, judgments or assumptions could lead to a restatement of our results.
     The consolidated and condensed consolidated financial statements included in this registration statement are prepared in accordance with GAAP. This involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities, revenues, expenses (including acquired in process research and development) and income. Estimates, judgments and assumptions are inherently subject to change in the future and any necessary revisions to prior estimates, judgments or assumptions could lead to a restatement. Any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses (including acquired in process research and development) and income.
Terrorist attacks and other acts of violence or war may adversely affect our business.
     Terrorist attacks at or nearby our facilities in Hayward, California or Philadelphia, Pennsylvania, or the construction site of our manufacturing facility in Taiwan may negatively affect our operations or delay the completion of our facility in Taiwan. While we do not believe that we are more susceptible to such attacks than other companies, such attacks could directly affect our physical facilities or those of our suppliers or customers. Furthermore, such attacks may make the transportation of our products more difficult and more expensive, and ultimately affect our sales.
     We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, we do not carry terrorism insurance coverage. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities.

Because of the location of our manufacturing and research and development facilities, our operations could be interrupted by an earthquake.
     Our corporate headquarters, manufacturing operations in California, and research and development activities related to process technologies are located near major earthquake fault lines. Although we have other facilities, we produce a substantial portion of our products at our California facility. A disruption at these California facilities due to an earthquake or other natural disaster, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis. In addition, we could experience a destruction of facilities which would be costly to rebuild, or loss of life, all of which could materially adversely affect our business and results of operations.
     While we presently carry $40.0 million of dedicated California earthquake coverage, which we believe is appropriate in light of the risks, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. We may discontinue some or all of this insurance coverage in the future if the cost of premiums exceeds the value of the coverage discounted for the risk of loss. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities.
We are a defendant in securities litigation that exposes us to liability and could result in the diversion of management’s attention from our business.
     We and current and former members of our senior management are defendants in a consolidated class action brought on behalf of purchasers of our common stock between May 5 and November 3, 2004 alleging that, based upon the restatement of our financial results for the first two quarters of 2004, we filed false and misleading financial statements for those two quarters, thereby artificially inflating the market value of our stock. The action is now in the discovery phase. Our remaining insurance coverage is approximately $5 million. While the plaintiffs’ complaint does not specify the amount of damages they seek, and while we believe the action is without merit and that the class of plaintiffs represented has incurred no damages, the amount sought will likely be in the tens of millions of dollars. The pendency of this action could result in a significant diversion of management’s time and attention from the management of our business, and any expense and any recovery in this action in excess of our insurance coverage could adversely affect our financial results.

Risks Related to Our Stock
There is currently no market for our common stock.
     Because we were unable to file our periodic reports with the SEC subsequent to our quarterly report for the third quarter of 2004, our common stock was delisted by The NASDAQ Stock Market in August 2005. From that time through December 29, 2006, the stock was quoted in the Pink Sheets®, to which dealers submitted daily bid and asked prices for the stock. On December 29, 2006, the SEC suspended all trading in the stock through January 16, 2007 and instituted an administrative proceeding to determine whether, in light of our reporting delinquency, to suspend or revoke the registration of our common stock under Section 12 of the Exchange Act. Beginning January 17, 2007, our stock was again quoted in the Pink Sheets®, but from that time forward dealers were permitted to publish quotations only on behalf of customers that represented such customers’ indications of interest and did not involve dealers’ solicitation of such interest. On May 23, 2008, the SEC revoked the registration of our stock, and since that time brokers and dealers have been prohibited from effecting transactions in our stock.
     We expect that our stock will again be quoted in the Pink Sheets® following the effectiveness of this registration statement. While we intend to apply for relisting of our stock on The NASDAQ Stock Market once unrestricted trading in the stock is again permitted, there is no assurance that, and we cannot predict when, the stock will again trade on The NASDAQ Stock Market or any other exchange.
Our stockholders may sustain future dilution in ownership as a result of the terms of some of our outstanding securities or future issuances of securities.
     We may need to raise additional capital in the future to fund our operations and planned expansion. To the extent we raise additional capital by issuing equity securities or securities convertible into or exchangeable for equity securities, ownership dilution to our stockholders will result. As of October 31, 2008, there were outstanding: $12.8 million of our 3.5% Debentures convertible into 616,240 shares of common stock, subject to adjustment, and there were also outstanding options to purchase an additional 8,926,238 shares, of which 6,929,990 are exercisable, and 395,824 shares of unvested restricted stock under our long-term incentive compensation program. To the extent that these options are exercised, debentures converted and shares of restricted stock issued, stockholders’ ownership interest in our common stock will be diluted.

If shares of our common stock are listed or quoted on a public market, our stock price is likely to be volatile.
     The stock market has, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock price of many publicly traded specialty pharmaceutical companies, will likely be volatile. For example, the sale price of our stock during the fiscal years ended December 31, 2007 and 2006 ranged from a high of $12.40 during the quarter ended September 30, 2007 to a low of $4.25 during the quarter ended September 30, 2006. At present, our stock is not traded on any exchange or quoted on any other public market.
     Prices of our common stock may be influenced by many factors, including:
•	our ability to maintain compliance with SEC reporting requirements;

•	our ability to relist our common stock on The NASDAQ Stock Market or another exchange, and maintain such listing;

•	investor perception of us;

•	analyst recommendations;

•	market conditions relating to specialty pharmaceutical companies;

•	announcements of new products by us or our competitors;

•	publicity regarding actual or potential development relating to products under development by us or our competitors;

•	developments, disputes or litigation concerning patent or proprietary rights;

•	delays in the development or approval of our product candidates;

•	regulatory developments;

•	period to period fluctuations in our financial results and those of our competitors;

•	future sales of substantial amounts of common stock by stockholders; and

•	economic and other external factors.

We may in the future issue shares of preferred stock which could adversely affect the rights of holders of our common stock and the value of our common stock.
     Our board of directors has the authority to issue up to 2,000,000 shares of our preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. Although we have no preferred stock outstanding, preferred stock issued in the future could adversely affect the rights and interests of holders of common stock by:
•	exercising voting, redemption, and conversion rights to the detriment of the holders of common stock;

•	receiving preferences over the holders of common stock regarding our assets in the event of our dissolution or liquidation;

•	delaying, deferring, or preventing a change in control of our company, even when holders of common stock may desire to effect such a transaction;

•	discouraging bids for our common stock at a premium over the market price of the common stock; and

•	otherwise adversely affecting the market price of the common stock.
We do not pay dividends on our common stock and do not anticipate doing so in the foreseeable future.
     We have not paid any cash dividends on our common stock and we do not plan to pay any cash dividends in the foreseeable future. We plan to retain any earnings for the operation and expansion of our business. As a Delaware corporation, we may not declare or pay a dividend on our capital stock if the amount paid exceeds an amount equal to the surplus, which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current or immediately preceding fiscal year. In addition, our loan agreement prohibits the payment of dividends without the lender’s consent. As we do not intend to declare dividends on our common stock in the foreseeable future, any gains on your investment will result from an increase in our stock price, which may or may not occur.

Item 2. Financial Information.
Selected Financial Data
     The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this registration statement. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.
     The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statements of operations data for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements included elsewhere in this registration statement. The consolidated statement of operations data for the nine months ended September 30, 2008 and September 30, 2007 and the consolidated balance sheet data as of September 30, 2008 have been derived from our unaudited interim consolidated financial statements and related notes appearing elsewhere in this registration statement. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this registration statement and include, in the opinion of management, all adjustments necessary for the fair presentation of our financial position and results of operations for these periods.

	Nine Months Ended
	September 30,		Fiscal Year Ended December 31,
Statements of Operations Data:	2008	2007	2007	2006	2005	2004	2003(1)
(in thousands, except per share data)	(unaudited)	(unaudited)
Total revenues	$165,376	$206,286	$273,753	$135,246	$112,400	$91,086	$47,091
Research and development	43,653	26,454	39,992	29,635	26,095	23,069	14,575
Total operating expenses	85,149	62,694	89,590	74,245	59,588	76,301	29,060
Income (loss) from operations	13,849	69,313	76,507	(11,247)	(5,623)	(46,551)	(17,621)
Net income (loss)	9,642	119,424	125,925	(12,044)	(5,780)	(48,825)	(25,176)
Net income (loss) per share — basic	$0.16	$2.03	$2.14	$(0.20)	$(0.10)	$(0.84)	$(0.49)
Net income (loss) per share — diluted	$0.16	$1.95	$2.06	$(0.20)	$(0.10)	$(0.84)	$(0.49)

	As of
	September 30,	As of December 31,
Balance Sheet Data:	2008	2007	2006	2005	2004	2003(1)
(in thousands)	(unaudited)
Cash, cash equivalents and short-term investments	$81,152	$143,496	$29,834	$56,081	$79,039	$15,920
Restricted cash	—	—	—	—	—	10,000
Working capital	97,911	110,107	81,919	55,796	76,151	12,816
Total assets	465,588	516,459	343,888	260,285	259,077	142,972
Advance deposit payable	—	—	—	—	—	4,983
Long term debt	6,442	20,510	89,603	80,285	102,047	8,852
Mandatorily redeemable convertible preferred stock	—	—	—	—	—	7,500
Accumulated deficit	50,648	60,290	186,215	174,171	168,390	119,565
Total stockholders’ equity (deficit)	$150,633	$134,167	$(3,976)	$8,886	$14,246	$47,608

(1)	Amounts give effect to the restatement of accounting for the Teva Agreement, the OTC Agreements, common stock purchase warrants issued in May 2003, stock-based compensation, accrued legal fee operating expense, and accrued interest expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion and analysis, as well as other sections in this registration statement, should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements included elsewhere herein. All references to fiscal years mean the relevant 12-month period ended December 31.
Overview
     We are a technology based, specialty pharmaceutical company applying formulation and development expertise, as well as our drug delivery technology, to the development, manufacture and marketing of controlled-release and niche generics, in addition to the development of branded products. As of November 26, 2008, we manufactured and marketed 70 generic pharmaceuticals, which represent dosage variations of 25 different pharmaceutical compounds through our own Global Pharmaceuticals division; another 15 of our generic pharmaceuticals representing dosage variations of four different pharmaceutical compounds are marketed by our strategic partners. We have 23 applications pending at the FDA, including four that have been tentatively approved, and 53 other products in various stages of development for which applications have not yet been filed.
     We sell our products both directly to drug wholesalers and through alliance agreements with other unrelated third-party pharmaceutical companies. In our Global Division, the three principal revenue components are Global Product Sales, net, representing revenue received from sales of the products we sell directly, Rx Partner, representing revenue received from sales of prescription drugs through our Rx Partners, and OTC Partner, representing revenue received from sales of over-the-counter (“OTC”) drugs sold by our OTC Partners. A fourth revenue component since 2006, within our Impax Division, is the Promotional Partner, which represents revenue we receive for physician detailing sales calls services promoting the products of other pharmaceutical companies.
     Global Product Sales, net. We recognize revenue from direct sales in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as revised by Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). Revenue from direct product sales is recognized at the time title and risk of loss pass to customers. Provisions for estimated discounts, rebates, chargebacks, returns and other adjustments are provided for in the period the related sales are recorded.
     Rx Partner and OTC Partner. Each of our alliance agreements involves multiple deliverables in the form of products, services or licenses over extended periods. Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) supplemented SAB 104 for accounting for such multiple-deliverable arrangements. With respect to our multiple-deliverable arrangements, we determine whether any or all of the elements of the arrangement should be separated into individual units of accounting under EITF 00-21. If separation into individual units of accounting is appropriate, we recognize revenue for each deliverable when the revenue recognition criteria specified by SAB 101 and SAB 104 are achieved for that deliverable. If separation is not appropriate, we recognize revenue (and related direct manufacturing costs) over the estimated life of the agreement utilizing a modified proportional performance method. Under this method the amount recognized in the period of initial recognition is based upon the number of years that have elapsed under the agreement relative to the estimated life of the particular agreement. The amount of revenue recognized in the year of initial recognition is thus determined by multiplying the total amount realized by a fraction, the numerator of which is the then-current year of the agreement and the denominator of which is the total number of estimated agreement years. The balance of the amount realized is recognized in equal amounts in each of the remaining years. Thus, for example, with respect to profit share or royalty payment reported by a strategic partner during the third year of an agreement with an estimated life of 18 years, 3/18 of the amount reported is recognized in the year reported and 1/18 of the amount is recognized during each of the remaining 15 years. A fuller description of our analysis under EITF 00-21 and the modified proportional performance method is set forth in “Item 15. Financial Statements and Exhibits” — Note 2 to Consolidated Financial Statements.
     Promotional Partner. We have entered into promotional services agreements with other pharmaceutical companies under which we provide physician detail sales calls to promote certain of those companies’ branded drug products. In exchange for our services we receive fixed sales force fees and are eligible for contingent payments based upon the number of prescriptions filled for the product. We recognize revenue from sales force fees as the services are provided and the performance obligations are met and from contingent payments at the time they are earned.
Critical Accounting Estimates
     The preparation of our financial statements requires the use of estimates and assumptions, based on complex judgments considered reasonable when made, affecting the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant judgments are employed in estimates used in determining values of tangible and intangible assets, legal contingencies, tax assets and tax liabilities, fair value of common stock purchase warrants, fair value of share-based compensation expense, and estimates used in applying our revenue recognition policy, particularly those related to deductions from gross Global Product Sales for chargebacks, rebates, returns, shelf-stock adjustments, Medicaid payments, and those related to the recognition periods under our alliance agreements.
     Although we believe that our estimates and assumptions are reasonable when made, they are based upon information available to us at the time they are made. We periodically review the factors that influence our estimates and, if necessary, adjust them. Although historically our estimates have generally been reasonably accurate, due to the risks and uncertainties involved in our business and evolving market conditions, and given the subjective element of the estimates made, actual results may differ from estimated results. This possibility may be greater than normal during times of pronounced market volatility or turmoil.
      Consistent with industry practice, we record estimated deductions for chargebacks, rebates, returns, shelf-stock, and other pricing adjustments in the same period when revenue is recognized. The objective of recording provisions for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount we expect to credit our customers. Since arrangements giving rise to the various sales credits are typically time-driven (i.e. particular promotions entitling customers who make purchases of our products during a specific period of time, to certain levels of rebates or chargebacks), these deductions represent important reductions of the amounts those customers would otherwise owe us for their purchases of those products. Customers typically process their claims for deductions promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each deduction category to assess the reasonableness of the various reserves at each quarterly balance sheet date. Differences between our estimated provisions and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate in accordance with GAAP. We do not have the ability to specifically link any particular sales credit to an exact sales transaction and since there have been no material differences, we believe our systems and procedures are adequate for managing our business. An event such as the failure to report a particular promotion could result in a significant difference between the amount accrued and the amount claimed by the customer, and, while there have been none to date, we would evaluate the particular events and factors giving rise to any such significant difference in determining the appropriate accounting.
     Chargebacks. We have agreements establishing contract prices for certain products with certain indirect customers, such as managed care organizations, hospitals and government agencies, that purchase our products from drug wholesalers. The contract prices are lower than the prices the customer would otherwise pay to the wholesaler, and the difference is referred to as a chargeback, which generally takes the form of a credit issued by us to reduce the gross sales amount we invoiced to our wholesaler. A provision for chargeback deductions is estimated and recorded at the time we ship the products to the wholesalers. The primary factors we consider when estimating the provision for chargebacks are the average historical chargeback credits given, the mix of products shipped, and the amount of inventory on hand at the three major drug wholesalers with which we do business. We monitor aggregate actual chargebacks granted and compare them to the estimated provision for chargebacks to assess the reasonableness of the chargebacks reserve at each quarterly balance sheet date.
     The following table is a rollforward of the activity in the chargeback reserve for the nine months ended September 30, 2008 and each of the three years ended December 31, 2007, 2006 and 2005:

($ in thousands)
	September 30	December 31,
Chargeback reserve	2008	2007	2006	2005
	(unaudited)
Beginning balance	$2,977	$4,401	$4,438	$2,933
Provision recorded during the period	34,036	33,972	26,664	24,439
Credits issued during the period	(32,951)	(35,396)	(26,701)	(22,934)

Ending balance	$4,062	$2,977	$4,401	$4,438

Provision as a percent of Global product sales, gross	27%	23%	21%	17%

     The increase in the provision for chargebacks from 2005 through September 2008 was the result of increasing price competition for generic drugs sold through our Global Division’s Global Products sales channel. Reductions in the selling prices of our generic products sold through this channel frequently take the form of a larger chargeback credit issued to a wholesaler. As pricing competition increases, the difference between the contract prices we negotiate with indirect customers and the wholesaler prices will increase, thereby resulting in larger chargebacks.

     Rebates. We maintain various rebate programs with our Global Division Global Products sales channel customers in an effort to maintain a competitive position in the marketplace and to promote sales and customer loyalty. The rebates generally take the form of a credit memo to reduce the invoiced gross sales amount charged to a customer for products shipped. A provision for rebate deductions is estimated and recorded at the time of product shipment. The provision for rebates is based upon historical experience of aggregate credits issued compared with payments made, the historical relationship of rebates as a percentage of total Global product sales, gross, and the contract terms and conditions of the various rebate programs in effect at the time of shipment. We monitor aggregate actual rebates granted and compare them to the estimated provision for rebates to assess the reasonableness of the rebates reserve at each quarterly balance sheet date.
     The following table is a rollforward of the activity in the rebate reserve for the nine months ended September 30, 2008 and each of the three years December 31, 2007, 2006 and 2005:

($ in thousands)
	September 30	December 31,
Rebate reserve	2008	2007	2006	2005
	(unaudited)
Beginning balance	$3,603	$3,124	$5,391	$3,382
Provision recorded during the period	13,554	15,968	13,856	14,679
Credits issued during the period	(12,456)	(15,489)	(16,123)	(12,670)

Ending balance	$4,701	$3,603	$3,124	$5,391

Provision as a percent of Global product sales, gross	11%	11%	11%	10%

     The provision for rebates, as a percent of Global product sales, gross, has been consistent for the nine months ended September 30, 2008 and each of the three years ended December 31, 2007. Our historical experience for aggregate rebates paid has been more consistent than experience for other sales deductions because the terms of the various rebate programs we offer to our customers are less susceptible to market forces (in the aggregate), and the terms and conditions of the various rebate

Returns. We allow our customers to return product (i) if approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request and (ii) if such products are returned within six months prior to, or until 12 months following, the products’ expiration date. We estimate a provision for product returns as a percentage of gross sales based upon historical experience of Global Division Global Product sales. The sales return reserve is estimated using a historical lag period (the time between the month of sale and the month of return) and return rates, adjusted by estimates of the future return rates based on various assumptions, which may include changes to internal policies and procedures, changes in business practices, and commercial terms with customers, competitive position of each product, amount of inventory in the wholesaler supply chain, the introduction of new products, and changes in market sales information. We also consider other factors, including levels of inventory in the distribution channel, significant market changes which may impact future expected returns, and actual product returns and may record additional provisions for specific returns we believe are not covered by the historical rates. We monitor aggregate actual returns on a quarterly basis and may record specific provisions for returns we believe are not covered by historical percentages.
     The following table is a rollforward of the activity in the accrued product returns for the nine months ended September 30, 2008 and each of the three years ended December 31, 2007, 2006 and 2005:

($ in thousands)
	September 30	December 31,
Accrued product returns	2008	2007	2006	2005
	(unaudited)
Beginning balance	$14,261	$12,903	$10,625	$6,939
Provision related to sales recorded in the period	3,805	5,459	7,220	5,534
Credits recorded in the period	(5,011)	(4,101)	(4,942)	(1,848)

Ending balance	$13,055	$14,261	$12,903	$10,625

Provision as a percent of Global product sales, gross	3%	4%	6%	4%

     During 2006 we experienced a higher level of returns related to our generic drug products that are not bioequivalent (sometimes referred to as “non-AB-rated”) to the associated brand drug, driving the increase in the provision for returns recorded in that year. Sales of our non-AB-rated products declined 29% from 2006 to 2007 as a result of increased competition and our decision to begin to discontinue the sale of non-AB-rated products, thereby having less impact on the overall returns percentage in 2007, and continuing through 2008. In addition, the increase in the return percentage rate during 2006 was affected by a decline from 2005 to 2006 in sales of our generic Wellbutrin® SR 200mg tablets, which have a relatively low return rate.

     Medicaid. As required by law, we provide a rebate payment on drugs dispensed under the Medicaid program. We determine our estimate of Medicaid rebate accrual primarily based on historical experience of claims submitted by the various states and any new information regarding changes in the Medicaid program which may impact our estimate of Medicaid rebates. In determining the appropriate accrual amount, we consider historical payment rates and processing lag for outstanding claims and payments. We record estimates for Medicaid payments as a deduction from gross sales, with corresponding adjustments to accrued liabilities. The accrual for Medicaid payments totaled $579,000 as of September 30, 2008 and $566,000, $421,000 and $2,862,000 as of December 31, 2007, 2006 and 2005, respectively. The Medicare Part D prescription drug benefit, which went into effect on January 1, 2006, had the effect of lowering our overall aggregate Medicaid payments and, as a result, the Medicaid payments reserve was reduced by $2.1 million in 2006. After the January 1, 2006 transition from Medicaid to Medicare Part D, Medicaid payments have been less than 0.5% of Global product sales, gross. Differences between our estimated and actual payments made have been de minimis.
     Shelf Stock Adjustments. When, based on market conditions, we reduce the selling price of a product, we may choose to issue a shelf stock adjustment credit to customers, the amount of which is typically derived from the level of a specific product held by the customer, who agrees to continue to purchase the product from us. Such a credit is referred to as a shelf-stock adjustment, which is the difference between the invoiced gross sales price and the revised lower gross sales price, multiplied by an estimate of the number of product units in the customer’s inventory. The primary factors we consider when estimating a reserve for a shelf stock adjustment include the per unit credit amount and an estimate of the level of inventory held by the customer. The accrued reserve for shelf stock adjustments totaled $509,000 as of September 30, 2008 and $384,000, $382,000 and $544,000 as of December 31, 2007, 2006 and 2005 respectively. Differences between our estimated and actual credits issued for shelf stock adjustments have been de minimis.
     Estimated Lives of Alliance Agreements. The revenue we receive under our alliance agreements is not subject to adjustment for estimated discounts, rebates, chargebacks, returns and similar adjustments, as such adjustments have already been reflected in the amounts we receive from our alliance partners. However, because we recognize the revenue we receive under our alliance agreements over the estimated life of the related agreement or our expected performance utilizing a modified proportional performance method, we are required to estimate the recognition period under each such agreement in order to determine the amount of revenue to be recognized in the current period. Sometimes this estimate is based solely on the fixed term of the particular alliance agreement. In other cases the estimate may be based on more subjective factors as noted in the following paragraphs. While changes to the estimated recognition periods have been infrequent, such changes, should they occur, may have a significant impact on our financial statements.
     The term of the Teva Agreement, for example, is 10 years following the launch of the twelfth product subject to the agreement. Since product launch is dependent upon FDA approval of the product, we are required to estimate when that approval is likely to occur in order to estimate the life of the Teva Agreement. We currently estimate its life to be 18 years, based upon the June 2001 inception of the agreement and our estimate that the twelfth product will be approved by the FDA in 2009. If the timing of FDA approval for the last product is different from our estimate, the revenue recognition and product manufacturing amortization period will change on a prospective basis at the time such event occurs. While no such change in the estimated life of the Teva Agreement has occurred to date, if we were to conclude that significantly more time will be required to obtain such approval, then we would increase our estimate of the recognition period under the agreement, resulting in a lesser amount of revenue and related costs in current and future periods.
     We have changed our estimate of the life of the DAVA Agreement, resulting in the recognition of a substantially greater portion of the revenue thereunder in 2007 and 2008 than we would have recognized under our original estimate. When we entered into the DAVA Agreement in November 2005, we estimated its life at 10 years, which was the fixed term of the agreement, and began recognizing revenue thereunder over 10 years. In March 2007, however, in connection with the settlement of a patent infringement lawsuit against us we agreed to stop manufacturing and selling the product covered by the DAVA Agreement in January 2008. While the settlement permits us to resume manufacture and sale of the product in 2013 or earlier under certain circumstances and the DAVA Agreement will remain effective through November 2015, we concluded that if any of the contingent events occur to permit us to resume sales of the product, the same events will result in such a highly competitive generic marketplace to make it unlikely we will find it economically favorable to devote manufacturing resources to the resumption of sales of our product. As a result, we concluded the economic life of the DAVA Agreement, and therefore our expected period of performance, ended in January 2008. Accordingly, on the March 30, 2007 effective date of the patent litigation settlement, we adjusted the period of revenue recognition and product manufacturing costs amortization under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). As the terms of the patent litigation settlement did not exist and could not have been known when the life of the DAVA Agreement was originally estimated, the change in the recognition period has been applied prospectively as an adjustment in the period of change. The change in the revenue recognition period for the DAVA Agreement had the effect of increasing revenue recognized under the DAVA Agreement by $21.2 million and $ 93.9 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively.
     Third-Party Research and Development Agreements. We use vendors, including universities and independent research companies, to assist in our research and development activities. These vendors provide a range of research and development services to us, including clinical and bioequivalent studies. We generally sign agreements with these vendors which establish the terms of each study performed by them, including, among other things, the technical specifications of the study, the payment schedule, and timing of work to be performed. Payments are generally earned by third-party researchers either upon the achievement of a milestone, or on a pre-determined date, as specified in each study agreement. We account for third-party research and development expenses as they are incurred according to the terms and conditions of the respective agreement for each study performed, with an accrual provided for operating expense incurred but not yet billed to us at each balance sheet date. We monitor aggregate actual payments and compare them to the estimated provisions to assess the reasonableness of the accrued expense balance at each quarterly balance sheet date. Differences between our estimated and actual payments made have been de minimis.
     Share-Based Compensation. We account for stock-based employee compensation arrangements in accordance with provisions of SFAS 123(R), Share-Based Payment, which we adopted on January 1, 2006 using the modified prospective method. Under this method, compensation expense is recognized on a straight-line basis over the remaining vesting period of any outstanding unvested options at the adoption date and any new options granted after the adoption date. Prior periods are not restated under this method. Prior to adoption of SFAS 123(R), we recognized compensation expense related to stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under APB 25, compensation cost for stock options, if any, was measured as the excess of the quoted market price of the common stock at the date of grant over the amount an employee must pay to acquire the stock.
     Income Taxes. We are subject to U.S. federal, state and local income taxes. We create a deferred tax asset when we have temporary differences between the results for financial reporting purposes and tax reporting purposes. Prior to June 30, 2007, we recorded a valuation allowance for all of our deferred tax assets since up and until that time, it was more likely than not that we would be unable to realize those assets primarily due to our history of operating losses. At June 30, 2007, due primarily to the successful sales of generic OxyContin® under a license, we determined that it would be more likely than not that we would be able to realize these assets and the valuation reserve was removed. This resulted in the recognition of a substantial tax benefit in the second quarter of 2007. We have determined that these assets remain realizable primarily due to the amount of taxable income which has been or we expect will be generated to utilize these amounts.

     Fair Value of Financial Instruments. The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair values due to their short-term nature. The Company estimates the fair value of its fixed-rate long-term debt to be $12,272,000 at September 30, 2008 and $69,938,000, $73,313,000 and $72,375,000 at December 31, 2007, 2006 and 2005, respectively.
     Contingencies. In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, covering a wide range of matters, including, among others, patent litigation, shareholder lawsuits, and product liability. In accordance with SFAS No. 5, Accounting for Contingencies, the Company records accruals for such loss contingencies when it is probable a liability will be incurred and the amount of loss can be reasonably estimated. The Company, in accordance with SFAS No. 5, does not recognize gain contingencies until realized. A discussion of contingencies is included in Notes 13 and 14 to Consolidated Financial Statements.
     Goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), rather than recording periodic amortization, goodwill is subject to an annual assessment for impairment by applying a fair-value-based test. According to SFAS No. 142, if the fair value of the reporting unit exceeds the reporting unit’s carrying value, including goodwill, then goodwill is considered not impaired, making further analysis not required. We consider our Global Division and Impax Division operating segments to be a reporting unit, as this is the lowest level for each of which discrete financial information is available. We attribute the entire carrying amount of goodwill to the Global Division. We perform our annual goodwill impairment test in the fourth quarter of each year. In addition, on a quarterly basis, we review our business operations to determine whether events or changes in circumstances have occurred that could have a material adverse effect on the estimated fair value of the reporting unit, and thus indicate a potential impairment of the goodwill carrying value. If such events or changes in circumstances were deemed to have occurred, we would perform an interim impairment analysis, which may include the preparation of a discounted cash flow model, or consultation with one or more valuation specialists, to analyze the impact, if any, on our assessment of the reporting unit’s fair value.
     Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from amounts deemed to be uncollectible from our customers; these allowances are for specific amounts on certain accounts.
Presentation of Non-GAAP Financial Data
     We defer and recognize a substantial portion of our revenues and the associated product manufacturing costs over the estimated remaining lives of our alliance agreements in accordance with GAAP. However, we believe a meaningful analysis of our operating performance is enhanced by the use of supplemental non-GAAP data to take into account what our financial results would have been if we had not deferred such revenues and product manufacturing costs and had instead recognized them at the time of product shipments to alliance agreement partners and when our partners report the revenues to us.
     Our non-GAAP data are taken directly from data set forth in the consolidated statements of operations and Note 13 to our Consolidated Financial Statements and Note 9 to our Interim Consolidated Financial Statements included in this registration statement and are derived by (i) adding the deferred revenues to our revenues determined in accordance with GAAP and deducting the recognized portion of previously deferred revenues, (ii) adding the deferred product manufacturing costs to our cost of revenues determined in accordance with GAAP and (iii) subtracting the amortized portion of previously deferred product manufacturing costs.
     Our management uses the non-GAAP data as one of the primary internal financial performance metrics in the day-to-day operations of our business to, among other things:

•	assess the internal operating performance of our company and project economic outcomes of strategic business planning by analyzing cash flows relating to specific product categories and tracking the profitability of our products;

•	allocate our financial and human resources to various internal projects by determining appropriate levels of capital investment and research and development spending in connection with our products;

•	manage our production plans by evaluating our production capacity based on the demand for our products;

•	assess appropriate levels of our sales and marketing initiatives by analyzing the effectiveness of our sales and marketing efforts, evaluating customer acceptance of our products and sales trends and monitoring our products’ penetration of the market; and

•	compare our current internal operating results with corresponding internal operating results in prior periods as well as the operating results of our competitors who do not defer revenues and product manufacturing costs.

     We believe the non-GAAP data represent important information for our investors because such measures add to the transparency of our results of operations and facilitate a meaningful analysis of our operating performance. In this regard, we believe the non-GAAP information enables our investors to, among other things:

•	assess the operating performance of our business without the effect of deferring our revenues and product manufacturing costs and instead recognizing them at the time of product shipments to alliance agreement partners and when our partners report the revenues to us;

•	have access to the measures used by our management in evaluating our operating performance as well as in internal reporting and planning process; and

•	compare our results to the results of our competitors who do not defer revenues and product manufacturing costs.

     Even though we believe the non-GAAP data are useful for investors, such information involves certain limitations. Therefore, we strongly urge investors not to consider the non-GAAP data either in isolation or as a substitute for the GAAP data presented by us. Some of these limitations include the following:

•	the potential of sole reliance on the presented non-GAAP data could hinder comparability with other companies within our industry; and

•	limits on non-GAAP data’s ability to properly present our multiple obligations under our alliance agreements preventing us from immediately recognizing revenue under GAAP.

     Because of these limitations, our non-GAAP data should not be considered as an alternative to GAAP income from operations or net income. In addition, our non-GAAP financial data presentation is also not necessarily comparable to non-GAAP financial data presentations by other companies. We compensate for these limitations by relying on our GAAP financial statements and providing our non-GAAP data only supplementally in the following discussion of our results of operations, under the caption “Non-GAAP Financial Data.”

Results of Operations
Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007
     Total Revenues
     Total revenues for the nine months ended September 30, 2008, were $165.4 million, a decrease of 20% over the same period in 2007. Global product sales, net, were $70.8 million, an increase of 9% primarily due to sales of our fenofibrate products, the generic versions of Lofibra® capsules, a cholesterol-lowering drug, of which ours was the only generic version in a market experiencing increasing demand for drugs of this type. Rx Partner revenues were $72.1 million, down, more than 41%, primarily attributable to reduced sales of generic OxyContin® (including the absence in the current year’s period of a $74.7 million increase in revenue recognized under the DAVA Agreement during the nine months ended September 30, 2007, related to the change in the recognition period resulting from the 2007 settlement of patent litigation) and our generic Wellbutrin® XL 300mg. As it relates to the generic Wellbutrin® XL 300mg product, our customer’s inventories were relatively full during the first quarter of 2007, resulting from the significant quantity purchases related to the product’s launch in December 2006. Under a litigation settlement agreement, our generic OxyContin® product was one of only two generic versions of OxyContin® in the marketplace during the second and fourth quarters of 2007 and in January 2008, when we ceased further sales of this product. The cessation of the sale of our generic version of OxyContin®, and the lower revenue in the nine months ended September 30, 2008 as compared to the same period in 2007, has materially affected the Rx Partner revenues for the nine months ended September 30, 2008 (as discussed above), and the loss of this revenue may materially affect our Rx Partners revenue (and therefore our total revenue) and resulting gross profit in the future. OTC Partner revenues were $12.7 million, an increase of 45%, primarily attributable to higher demand for seasonal allergy products. Promotional Partner revenues were $9.7 million with nominal change to the same period in 2007.
     Cost of Revenues
     Cost of revenues was $66.4 million for the nine months ended September 30, 2008, a decrease of 11% primarily due to reduced amortization of deferred manufacturing costs with the completion of sales of generic OxyContin® in 2008. The nine months ended September 30, 2007, included a $12.4 million increase in the amortization of deferred product costs under the DAVA Agreement related to the change in the amortization period.
     Gross Profit
     Gross profit for the nine months ended September 30, 2008 was $99.0 million or approximately 60% of total revenues, as compared to 64% of total revenue in the prior period. The decrease in profit margin was due principally to sales of our generic versions of Oxycontin® during the first nine months of 2008. The nine months ended September 30, 2007 included a $62.2 million increase in gross profit under the DAVA Agreement related to the change in the recognition period. The cessation of the sale of our generic version of OxyContin® has materially affected the gross profit for the nine months ended September 30, 2008 (as discussed above), and may materially affect our gross profit in the future.
     Research and Development Expenses
     Total research and development expenses for the nine months ended September 30, 2008 were $43.7 million, an increase of 65%. Generic project activity increased $11.2 million primarily due to increased spending on bioequivalence studies of $4.1 million, and additional research personnel of $2.8 million, related to seven new and 25 pending ANDA filings, higher non-litigation related patent activities and opinion related expenses of $1.2 million due to higher patent research and application activity. Expenses related to our brand product pipeline increased $6.0 million primarily related to higher spending on additional research personnel.
     Patent Litigation Expenses
     Patent litigation expenses for the nine months ended September 30, 2008 and 2007 were $4.8 million and $8.3 million, respectively, a decrease of $3.5 million, principally related to lower overall operating expenses related to legal fees resulting from the conclusion of two litigation matters during 2008.

     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the nine months ended September 30, 2008 were $36.7 million, a 31% increase attributable to an increase in professional fees of $2.8 million related to the examination and review of our financial statements for the years 2004 through the current period of 2008, as well as the preparation of this registration statement, $2.3 million increase in salary and benefits-related expenses primarily driven by the addition of several executive level personnel, $1.4 million in severance expense related to the separation of a former employee, and $1.2 million in higher consulting expenses associated with strategic and operational management analyses.
     Interest Income
     Interest income was $0.5 million higher for the nine months ended September 30, 2008, primarily due to higher average cash balances.
     Interest Expense
     Interest expense was $0.7 million lower for the nine months ended September 30, 2008, due to reduced amounts of average debt outstanding, including the Cathay Bank term loans which were paid-in full during May 2008 and the repurchase of our 3.5% Debentures.
     Income Taxes
     In the nine months ended September 30, 2008, our tax provision was $6.6 million for federal and state income taxes. In the nine months ended September 30, 2007, we recorded a benefit of $52.3 million which included the reversal of the deferred tax asset valuation allowance of $ 81.5 million offset by an accrual of $6.0 million for uncertain tax positions. The total amount of unrecognized tax benefits was $6.2 million as of September 30, 2008. The tax provision for the nine months ended September 30, 2008, does not include the potential effect of the federal research and development tax credit, as the law related to this credit expired on December 31, 2007, and was not reinstated until after the September 30, 2008 balance sheet date.
     Net Income
     Net income for the nine months ended September 30, 2008 was $9.6 million as compared to net income of $119.4 million in 2007, primarily due to the factors described above.
     Non-GAAP Financial Data
     In the following table, we have presented a reconciliation of non-GAAP data to the most comparable GAAP data for the nine months ended September 30, 2008 and 2007. For a discussion of our non-GAAP data, see “— Presentation of Non-GAAP Financial Data” above.

	Nine Months Ended September 30, 2008				Nine Months Ended September 30, 2007
	(unaudited and amounts in thousands)				(unaudited and amounts in thousands)
			Recognition				Recognition
	GAAP Reported	Deferral	& Amortization	Non-GAAP Adjusted	GAAP Reported	Deferral	& Amortization	Non-GAAP Adjusted
Revenues:
Global product sales, net	$70,791	$—	$—	$70,791	$64,667	$—	$—	$64,667
Rx Partner	72,099	82,249	(72,099)	82,249	123,208	151,610	(123,208)	151,610
Teva		47,779	(31,268)			56,454	(27,966)
Dava		34,470	(40,831)			95,156	(95,242)
OTC Partner	12,739	13,901	(12,739)	13,901	8,794	12,023	(8,794)	12,023
Promotion Partner	9,728	1,000	(62)	10,666	9,584	—	—	9,584
Other	19	—	—	19	33	—	—	33
Total Revenues	$165,376	$97,150	$(84,900)	$177,626	$206,286	$163,633	$(132,002)	$237,917
Cost of Revenue	$66,378	$39,165	$(29,212)	$76,331	$74,279	$55,519	$(37,168)	$92,630
Gross Profit:
Teva		22,681	(16,272)			24,401	(13,853)
Dava		34,163	(38,674)			81,898	(79,515)
OTC		141	(680)			1,815	(1,466)
Promotional		1,000	(62)			—	—
Gross Profit	$98,998	$57,985	$(55,688)	$101,295	$132,007	$108,114	$(94,834)	$145,287
Operating Expenses:
Research & Development	$43,653	$—	$—	$43,653	$26,454	$(32)	$—	$26,422
Patent Litigation	4,827	—	—	4,827	8,344	—	—	8,344
Selling, General, & Admin	36,669	(525)	—	36,144	27,896	(525)	—	27,371
Total Operating Expenses	$85,149	$(525)	$—	$84,624	$62,694	$(557)	$—	$62,137
Income (Loss) Operations	$13,849	$58,510	$(55,688)	$16,671	$69,313	$108,671	$(94,834)	$83,150

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Total Revenues
     Total revenues for 2007 were $273.8 million, an increase of 102% over 2006, driven primarily by Rx Partner and Global Product sales.
     Global product sales, net were $88.0 million, an increase of 13% primarily due to the launch of our generic version of Colestid® tablets and increased sales of our fenofibrate product, the generic version of Lofibra® capsules, a cholesterol-lowering drug of which ours was the only generic version in a market of increasing demand for drugs of this type. These increases were partially offset by lower sales of the generic versions of Brethine® and Minocin® due to increasing price competition.
     Rx Partner revenues were $161.1 million up more than 300%, primarily attributable to sales of our generic version of OxyContin®. Under a patent litigation settlement agreement, our product was one of only two generic version of OxyContin® in the marketplace during the second and fourth quarters of 2007 and in January 2008, when we ceased further sales of this product. As a result, we concluded the economic life of the DAVA Agreement, and therefore our expected period of performance, would end in January 2008. Accordingly, on March 30, 2007, the effective date of the settlement, we adjusted the period of amortization for revenue recognition and product manufacturing costs under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). The change in the revenue recognition period for the DAVA Agreement had the effect of increasing revenue recognized under the DAVA Agreement by $93.9 million for the year ended December 31, 2007. Additionally, higher sales of our new generic versions of Ditropan® XL 5 mg, 10 mg and 15 mg tablets and Wellbutrin® XL 300 mg were partially offset by a decline in sales of generic Wellbutrin® SR 100mg & 150mg tablets, and generic Prilosec® 10 mg and 20 mg capsules due to a declining market which contributed to both lower volume and pricing as competitors sought to maintain or grow market share.
     Revenues under the Teva Agreement increased to $42.5 million, as compared to $33.9 million in 2006, an increase of over 25%, primarily due to generic Wellbutrin® XL 300 mg, sales of which did not begin until December 2006.
     OTC Partner revenues declined $1.9 million to $11.9 million due to lower demand.
     Promotional Partner revenues were $12.8 million in 2007, double that of 2006 due to the fact that we did not begin providing promotional services until mid-2006.
     Cost of Revenues
     Cost of revenues was $107.7 million in 2007, an increase of 49% primarily as a result of the increases in product sales as described above, including an increase of $20.7 million for the amortization of deferred product manufacturing costs under the DAVA Agreement, related to the change in the amortization period. This amount includes the of cost of products sold under our Teva Agreement in the amount of $20.7 million, an increase of $7.8 million from 2006, primarily due to the launch of our 300 mg generic version of Wellbutrin® XL. It also includes $10.8 million of costs associated with the Promotional Partner revenues.
     Gross Profit
     Gross profit for 2007 was $166.1 million (including $73.2 million under the DAVA Agreement related to the change in the recognition period), or approximately 61% of total revenues, compared with $63.0 million, or 47% of total revenue in 2006. Of the total increase of 14 percentage points, nine percentage points resulted from the relatively high margins associated with sales of generic OxyContin® and the balance resulted from operational efficiencies.

     Research and Development Expenses
     Total research and development expenses for 2007 were $40.0 million, an increase of 35%. Generic project activity increased to $31.2 million, a 28% increase primarily due to increased spending on bioequivalent studies related to submission of 13 new ANDA filings in 2007 as compared to seven filings in 2006. Investments in our brand product pipeline in 2007 were $8.8 million, an increase of 66% related to higher spending on clinical trials.
     Patent Litigation Expenses
     Patent litigation expenses for the years ended December 31, 2007 and 2006 were $10.0 million and $9.7 million, respectively, an increase of $0.3 million, due to higher expenses related to our generic Effexor XR® litigation.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for 2007 were $39.6 million, a 22% increase, primarily driven by $1.7 million in professional fees related to legal, accounting, and audit services and $3.9 million in incentive compensation
     Litigation Settlement and Related Expenses
     There were no material litigation settlement expenses in 2007, as compared with $2.6 million for interest expense and legal fees related to a litigation settlement in 2006 of a suit brought against us in 2003 by Solvay Pharmaceuticals, Inc.
     Interest Income
     Interest Income was $2.5 million higher in 2007, primarily due to higher cash balances as a result of the increase in net sales.
     Interest Expense
     Interest expense was $0.3 million higher in 2007, due to higher amounts of average debt outstanding.
     Income Taxes
     Income tax benefit for 2007 was $48.8 million with an effective tax rate of 35% before the change in valuation allowance. There was a nominal income tax expense in 2006 as we reported a loss from operations.
     Net Income (Loss)
     Net income for 2007 was $125.9 million as compared to a net loss of $12.0 million in 2006, primarily due to the factors described above.

     Non-GAAP Financial Data
     In the following table, we have presented a reconciliation of non-GAAP data to the most comparable GAAP data for the years ended December 31, 2007 and 2006. For a discussion of our non-GAAP data, see “— Presentation of Non-GAAP Financial Data” above.

	For the Year Ended December 31, 2007				For the Year Ended December 31, 2006
	(unaudited and amounts in thousands)				(unaudited and amounts in thousands)
			Recognition				Recognition
	GAAP		&	Non-GAAP	GAAP		&	Non-GAAP
	Reported	Deferral	Amortization	Adjusted	Reported	Deferral	Amortization	Adjusted
Revenues:
Global product sales, net	$87,978	$—	$—	$87,978	$78,201	$—	$—	$78,201
Rx Partner	161,114	186,951	(161,114)	186,951	36,809	113,220	(36,809)	113,220
Teva		86,740	(42,480)			91,192	(33,910)
Dava		100,211	(118,634)			22,028	(2,899)
OTC Partner	11,866	15,359	(11,866)	15,359	13,782	11,215	(13,782)	11,215
Promotion Partner	12,759	—	—	12,759	6,434	—	—	6,434
Other	36	—	—	36	20	—	—	20
Total Revenues	$273,753	$202,310	$(172,980)	$303,083	$135,246	$124,435	$(50,591)	$209,090
Cost of Revenue	$107,656	$77,695	$(56,263)	$129,088	$72,248	$54,109	$(26,427)	$99,930
Gross Profit:
Teva		40,494	(21,802)			55,662	(21,049)
Dava		81,776	(92,949)			15,127	(1,754)
OTC		2,345	(1,966)			(463)	(1,361)
Promotional		—	—			—	—
Gross Profit	$166,097	$124,615	$(116,717)	$173,995	$62,998	$70,326	$(24,164)	$109,160
Operating Expenses:
Research & Development	$39,992	$(32)	$—	$39,960	$29,635	$(161)	$—	$29,474
Patent Litigation	10,025	—	—	10,025	9,693	—	—	9,693
Litigation Settlement	—	—	—	—	2,556	—	—	2,556
Selling, General, & Admin	39,573	(700)	—	38,873	32,361	(700)	—	31,661
Total Operating Expenses	$89,590	$(732)	$—	$88,858	$74,245	$(861)	$—	$73,384
Income (Loss) Operations	$76,507	$125,347	$(116,717)	$85,137	$(11,247)	$71,187	$(24,164)	$35,776

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Total Revenues
     Total revenues for the year ended December 31, 2006 were $135.2 million, up 20% driven by Rx Partner, OTC Partner, and Promotional Partner revenues, partially offset by a decline in Global product sales, net.
     Global product sales, net declined $11.1 million or 12% due primarily to the exclusion of sales of generic OxyContin®, which we sold directly and reported as Global product sales, net in 2005 but sold through a marketing partner and thus reported as Rx Partner revenues in 2006, and to lower sales of generic Wellbutrin® SR in 2006 due to fewer stocking orders following the launch on December 22, 2004. These reductions were partially offset by the launch of our fenofibrate products, the generic Lofibra® 67 mg, 134 mg, and 200 mg capsules, which were introduced in the first quarter of 2006 and full-year sales of generic Rimadyl® 25 mg, 75 mg and 100 mg tablets, a veterinary product launched in the second quarter of 2005.
     Rx Partner revenues increased to $36.8 million or more than 191%, attributable to the inclusion of, and increases in, the net sales of generic OxyContin® in this category during 2006. The increase in the sales of generic OxyContin® is due to full year sales of the 80mg strength, which was launched in March of 2005, and the additional 10mg, 20mg and 40mg strengths, which were launched in December 2005.
     Revenues under the alliance agreement with Teva increased to $33.9 million in 2006, an increase of over 170%, primarily due to revenues associated with the launch of the generic versions of Ditropan® in the 15mg strength and Wellbutrin® XL in the 300mg strength during the fourth quarter of 2006. In addition, an increase in revenue of generic Prilosec® was offset by lower sales of generic Wellbutrin® SR 100mg and 150mg product principally due to substitution of the Wellbutrin XL 300mg strength.
     OTC Partner revenues were $13.8 million, or 32% over 2006, due to increased demand for our generic version of Claritin-D®. The $6.4 million of Promotional Partner revenues in 2006 was received under an arrangement that did not begin until mid-2006.
     Cost of Revenues
     Cost of revenues was $72.2 million, an increase of 24% primarily due to higher product sales described above. This amount includes the cost of products sold under our Teva Agreement in the amount of $12.9 million, a significant increase from $3.3 million in 2005 primarily due to the launches of generic versions of Ditropan® XL and Wellbutrin® XL 300mg in the fourth quarter of 2006. The amount also includes $5.6 million of cost associated with the Promotional Partner revenues.
     Gross Profit
     Gross Profit for 2006 was $63.0 million, or approximately 47% of total revenues, an increase of 17% over 2005 primarily due to the introduction of the generic versions of OxyContin®, Wellbutrin® XL and Ditropan® XL in 2006. Combined, these products added approximately 25% to total gross profit at favorable margins while improving operational efficiencies.
     Research and Development Expenses
     Research and development expenses for 2006 were $29.6 million, an increase of 14%. Additional expenses for our generic research and development projects were primarily the result of purchases of active pharmaceutical ingredients associated with new product investigations, legal costs of investigating existing and proposed intellectual property, higher depreciation expenses and higher costs of clinical studies. Expenses related to our brand product projects increased due to higher spending on research staff of $1.0 million and increased clinical study expenses of $0.5 million.

     Patent Litigation Expenses
     Patent litigation expenses for the years ended December 31, 2006 and 2005 were $9.7 million and $7.7 million, respectively, an increase of $2.0 million, primarily attributable to the receipt of $1.8 million in 2005 in connection with a litigation reimbursement.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses for 2006 were $32.4 million, an increase of 26% primarily due to higher salary and related expenses associated with new hires, a cash-based employee retention program for 2006 and regular increases in employee compensation.
     Litigation Settlement and Related Expenses
     While we incurred expenses of $2.6 million in connection with the settlement of a litigation matter in 2006, there were no material litigation settlements or related expenses in 2005.
     Interest Income
     Interest Income was $0.2 million higher in 2006, due to higher average cash and short-term investment balances during 2006.
     Interest Expense
     Interest expense was $2.5 million lower in 2006, due to the absence of higher interest expense in 2005 related to the write-off of deferred financing costs associated with the repayment of the Company’s 1.25% Convertible Senior Subordinated Debentures due 2024 (“1.25% Debentures”) and reduced average levels of debt outstanding resulting from the repayment of certain bank loans in June 2005.
     Income Taxes
     In 2005 and 2006 there was no current federal or state income tax expense due to the utilization of federal and state net operating loss carry forwards, except for one state in which there was a statutory limitation on the maximum annual utilization of net operating loss carry forwards to reduce current tax expense. As a result, a current state tax liability of $0.1 million and $0.2 million was recorded in 2005 and 2006 respectively.
     Net Loss
     The net loss for 2006 was $12.0 million as compared to a net loss of $5.8 million in 2005.

     Non-GAAP Financial Data
     In the following table, we have presented a reconciliation of non-GAAP data to the most comparable GAAP data for the years ended December 31, 2006 and 2005. For a discussion of our non-GAAP data, see “— Presentation of Non-GAAP Financial Data” above.

		For the Year Ended December 31, 2006				For the Year Ended December 31, 2005
		(unaudited and amounts in thousands)				(unaudited and amounts in thousands)
	GAAP		Recognition	Non-GAAP	GAAP		Recognition	Non-GAAP
	Reported	Deferral	& Amortization	Adjusted	Reported	Deferral	& Amortization	Adjusted
Revenues:
Global product sales, net	$78,201	$—	$—	$78,201	$89,291	$—	$—	$89,291
Rx Partner	36,809	113,220	(36,809)	113,220	12,630	39,747	(12,630)	39,747
Teva		91,192	(33,910)			34,009	(12,547)
Dava		22,028	(2,899)			5,738	(83)
OTC Partner	13,782	11,215	(13,782)	11,215	10,451	8,039	(10,451)	8,039
Promotion Partner	6,434	—	—	6,434	—	—	—	—
Other	20	—	—	20	28	—	—	28
Total Revenues	$135,246	$124,435	$(50,591)	$209,090	$112,400	$47,786	$(23,081)	$137,105
Cost of Revenue	$72,248	$54,109	$(26,427)	$99,930	$58,435	$16,699	$(10,665)	$64,469
Gross Profit:
Teva		55,662	(21,049)			27,271	(9,232)
Dava		15,127	(1,754)			2,337	(26)
OTC		(463)	(1,361)			1,479	(3,158)
Promotional		—	—			—	—
Gross Profit	$62,998	$70,326	$(24,164)	$109,160	$53,965	$31,087	$(12,416)	$72,636
Operating Expenses:
Research & Development	$29,635	$(161)	$—	$29,474	$26,095	$—	$—	$26,095
Patent Litigation	9,693	—	—	9,693	7,734	—	—	7,734
Litigation Settlement	2,556	—	—	2,556	—	—	—	—
Selling, General, & Admin	32,361	(700)	—	31,661	25,759	(803)	—	24,956
Total Operating Expenses	$74,245	$(861)	$—	$73,384	$59,588	$(803)	$—	$58,785
Income (Loss) Operations	$(11,247)	$71,187	$(24,164)	$35,776	$(5,623)	$31,890	$(12,416)	$13,851

Liquidity and Capital Resources
     We have historically funded our operations with the proceeds from the sale of debt and equity securities, and more recently, with cash from operations. Currently, our primary source of liquidity is cash from operations, consisting of the proceeds from the sales of our products. We expect to incur significant operating expenses, including expanded research and development activities and patent litigation expenses, for the foreseeable future. We also anticipate incurring capital expenditures of $20 million to $28 million during the next twelve months, primarily for our plant capacity expansion in Taiwan. We believe our existing cash and cash equivalent and short-term investment balances, together with cash generated from operations, and our bank revolving line of credit, will be sufficient to meet our financing requirements through the next twelve months. We may, however, seek additional financing through alliance agreements or the equity or debt capital markets to fund the planned capital expenditures, and to fund our research and development plans, and potential revenue shortfalls due to delays in new product introductions.
Cash and Cash Equivalents
     At September 30, 2008, we had $25.9 million in cash and cash equivalents, a decrease of $31.3 million as compared to September 30, 2007. At December 31, 2007, we had $37.5 million in cash and cash equivalents, an increase of $31.1 million as compared to December 31, 2006. At December 31, 2006, we had $6.4 million in cash and cash equivalents, a decrease of $49.5 million as compared to December 31, 2005.
Cash Flows
     Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007.
     Net cash provided by operating activities for the nine months ended September 30, 2008 was $21.4 million, a decrease of $94.4 million from the prior year period.
     The decrease in net cash provided by operating activities, among other items noted below, resulted from a $109.8 million reduction in net income, of which such amount was $9.6 million for the nine months ended September 30, 2008 as compared to $119.4 for the same period in the prior year. Additionally, the change in revenue deferrals of $113.6 million, less the change in deferred product manufacturing cost of $16.4 million, resulted in a $97.2 million net decrease of deferrals related to our alliance agreements, offset by a $39.1 million increase in revenue recognized in excess of product manufacturing costs amortized under our alliance agreements. The net decrease of deferrals related to our alliance agreements was principally due to lower sales of our generic OxyContin® and generic Wellbutrin XL® products, marketed under the Company’s Rx Partners’ alliance agreements, including the DAVA Agreement and the Teva Agreement, respectively.
     Additionally, the absence of certain items in the current period as compared to the prior period include an $81.5 million reversal of the valuation allowance on deferred tax assets, a $10.5 million deduction for the tax benefit related to the exercise of employee stock options (which for the nine months ended September 30, 2007, was classified as a source of cash flows from financing activities under GAAP), offset by a $6.0 million provision for uncertain tax positions.
     Other items impacting the change in net cash provided by operating activities include lower aggregate exclusivity period fee payments of $9.0 million in the nine months ended September 30, 2008 as compared to $15.5 million in the same period of the prior year, a $4.1 million increase in share-based compensation, a $13.9 million decrease in accounts payable and accrued expenses, including $23.6 million accrued taxes payable absent from the current year period but included in the prior year period, a decrease of $6.7 million in deferred tax assets, resulting principally from a lower deferred tax benefit corresponding to the lower net deferrals related to our alliance agreements noted above, and an aggregate increase of $10.7 million in inventory, prepaid expenses, and other assets, offset by a $8.6 million decrease in accounts receivable balances.

     Net cash provided by investing activities for the nine months ended September 30, 2008, amounted to $32.1 million, an increase of $107.6 million as compared to the prior year period, with the change primarily due to $112.8 million net liquidations of short-term investments (related to the repurchase of the Company’s 3.5% Debentures — see the discussion of net cash used in financing activities below). Capital expenditures for the nine months ended September 30, 2008 amounted to $20.9 million as compared to $15.7 million for the prior year period. The 2008 capital expenditures includes $13.1 million of a total estimated investment of $25.0 million for our new Taiwan manufacturing facility, which is expected to be completed in 2009. In addition, we expect continued investment in facilities, equipment, and information technology projects supporting our quality initiatives to ensure we have appropriate levels of technology infrastructure to manage and grow our global business. We estimate research and development and patent litigation expenses to be approximately $75.0 million and $12.0 million, respectively, for the next 12 months.
     Net cash used in financing activities for the nine months ended September 30, 2008 was approximately $65.0 million, primarily related to $65.2 million used for the repayment of long-term debt. In this regard, during August and September 2008, at the request of the holders, the Company made aggregate cash payments of $59.9 million to repurchase, at a discount, an aggregate of $62.25 million in principal face value of our 3.5% Debentures. Proceeds to fund the repurchase of the 3.5% Debentures were generated from the liquidation of our short-term investments. The remaining $12.75 million principal amount of the 3.5% Debentures are subject to repurchase by us at 100% of the face value on June 15, 2009 at the option of the holders. Additionally, during the current period, aggregate payments of $5.2 million (which includes $5.1 million in early repayments, without penalty) were made for our Cathay Bank term loans, resulting in the repayment in full of both the term loans. Net cash provided by financing activities for the nine months ended September 30, 2007 was approximately $10.5 million, principally resulting from the $10.5 million tax benefit related to the exercise of employee stock options.

     Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006.
     Net cash provided by operating activities for the year ended December 31, 2007 was $119.0 million, an increase of $124.8 million from the prior year period. This increase was primarily attributable to net income generated by the business principally due to sales of generic OxyContin® and net deferred revenue from Rx Partners of approximately $55.4 million. In addition, $18.2 million in payments to Teva as exclusivity fees regarding the launch of generic Wellbutrin® XL 300mg was partially offset by a $9.9 million increase in cash receipts from trade accounts receivables, lower inventories of $6.5 million and other working capital items.
     Net cash used in investing activities were purchases of short-term investments, net of sales of $98.3 million, an increase of $54.6 million as compared to the prior period. This reflects our decision to invest the excess portion of our cash balances into higher-yielding short term investments. Our capital expenditures for the twelve months ended December 31, 2007 were $18.8 million as compared to $21.5 million for the same period in 2006. The 2007 expenditures included $0.4 million as part of our total estimated investment of $25.0 million for our new Taiwan manufacturing facility which is expected to be completed in 2009.
     Net cash used by financing activities for the year ended December 31, 2007 was approximately $10.3 million, principally resulting from the $10.5 million tax benefit related to the exercise of employee stock options, and $0.1 million net proceeds from exercise of stock options and warrants and purchases under the ESPP, offset by $0.3 million used for repayment of long-term debt. Cash flows from financing activities for the year ended December 31, 2006, consisted of $0.1 million net proceeds from exercise of stock options and warrants and purchases under the ESPP, fully offset by $0.1 million used for repayment of long-term debt.
     Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005.
     Net cash used by operating activities for the year ended December 31, 2006 was $5.8 million, a decrease of $26.9 million from the prior year period. This decrease was primarily attributable to net deferred revenue from Rx Partners of approximately $50.2 million offset by $14.4 million in payments to Teva as exclusivity fees regarding the launch of generic Wellbutrin® XL 300mg, payment of a $12.0 million litigation settlement, a $24.7 million increase in trade accounts receivables and other working capital items.
     Net cash used in investing activities were purchases of short-term investments, net of sales of $43.7 million, an increase of $79.1 million as compared to the prior period. Our capital expenditures for the twelve months ended December 31, 2006 were $21.5 million as compared to $14.8 million for the same period in 2005.
     Cash flows from financing activities for the year ended December 31, 2006, consisted of $0.1 million net proceeds from exercise of stock options and warrants and purchases under the ESPP, fully offset by $0.1 million used for repayment of long-term debt. Cash flows used in financing activities for the year ended December 31, 2005 amounted to $29.7 million, principally consisting of $95.0 million used for repurchase of the 1.25% Debentures, offset by proceeds of $74.9 million from the issuance of the 3.5% Debentures, along with the payment of $2.5 million used for the payment of deferred financing fees associated with the 3.5% Debentures, $5.0 million used for the repayment of the revolving line of credit, and $2.6 million used to repay long-term debt.

Outstanding Debt Obligations
     Senior Lenders; Wachovia Bank
     In December 2005, we entered into a new three year credit agreement with Wachovia, replacing the previous loan and security agreement and providing for a $35 million revolving credit facility intended for working capital and general corporate purposes. There was no amount outstanding under the revolving credit facility as of September 30, 2008 and December 31, 2007, 2006 and 2005, respectively. The revolving credit facility is collateralized by eligible accounts receivable, inventory, and machinery and equipment, subject to limitations and other terms. The interest rate for the revolving credit facility is either the prime rate, or LIBOR plus a margin ranging from 1.5% to 2.25% based upon terms and conditions, at our option.
     The credit agreement contains various financial covenants, the most significant of which include a “fixed charge coverage ratio” and a capital expenditure limitation. The fixed charge coverage ratio requires EBITDA less cash paid for taxes, dividends, and certain capital expenditures, to be not less than 1.25 to 1.00 as compared to scheduled principal payments coming due in the next 12 months plus cash interest paid during the applicable period. We were limited to capital expenditures of no more than $50,000,000 for the period from January 1, 2005 through December 31, 2006 and no more than $25,000,000 for the period from January 1, 2007 through December 31, 2007. We are limited to capital expenditures of no more than $34,000,000 for the period from January 1, 2008 to December 31, 2008. At September 30, 2008 and December 31, 2007, we were in compliance with the financial covenants contained in the credit agreement.
     The credit agreement also provides for certain information reporting covenants, including a requirement to file certain periodic financial information. On October 14, 2008, we entered into an amendment to the credit agreement with Wachovia in which Wachovia waived our failure to timely deliver annual and interim financial statements required by the credit agreement as well as our noncompliance with the fixed charge coverage ratio at June 30, 2006. In addition, we agreed to an increase in the unused line fee from 25 basis points per annum to 50 basis points per annum. During the nine months ended September 30, 2008 and the year ended December 31, 2007, we paid $67,976 and $87,500, respectively, as unused line fee to Wachovia.
     Our credit agreement with Wachovia, as amended, terminates on December 31, 2008. If we are unable to negotiate an extension to the credit agreement on similar terms, there can be no assurance that we would be able to obtain a new credit agreement with another bank or group of lenders on favorable terms or at all. In addition, on October 3, 2008, Wachovia announced its agreement to be acquired by Wells Fargo. If Wachovia, or its successor, is not able to perform its obligations under the credit agreement, we would have no borrowing capacity under our credit facility.

     3.5% Debentures
     In June 2005, we completed a private placement of $75 million of 3.5% Debentures. The 3.5% Debentures are our senior subordinated, unsecured obligations that mature on June 15, 2012 and may not be redeemed by us prior to maturity. Holders also have the right to require us to repurchase all or any portion of the 3.5% Debentures on June 15, 2009. We used the net proceeds from the sale of the 3.5% Debentures together with existing cash to repay our $95.0 million 1.25% Convertible Senior Subordinated Debentures due 2024 (“1.25% Debentures”), which, together with accrued interest thereon, had become due and payable following our default under the terms of the indenture governing such 1.25% Debentures. Our default under the 1.25% Debentures resulted from our failure to file our 2004 annual report on Form 10-K, which constituted a breach of a covenant of the indenture governing the 1.25% Debentures.
     The 3.5% Debentures rank pari passu with our accounts payable and other liabilities and are subordinate to certain senior indebtedness, including our credit agreement with Wachovia. The indenture governing the 3.5% Debentures limits the aggregate amount of our indebtedness ranking senior to or pari passu with the 3.5% Debentures to the greater of (i) $50 million or (ii) as of any date, four times our EBITDA for the immediately preceding 12-month period for which public financial information is available. The 3.5% Debentures are convertible into shares of our common stock at an initial conversion price of $20.69 per share.
     Under a related registration rights agreement, we agreed to file a registration statement covering the 3.5% Debentures and shares of common stock issuable upon the conversion of such debentures. Because we did not meet the deadlines set forth in the registration rights agreement, we are required to pay liquidated damages, at an annual rate of 0.5% of the aggregate principal amount of the 3.5% debentures, until the registration statement becomes effective. We paid $601,000 in liquidated damages through December 15, 2007 and have not made any additional payments, which payments are being accrued.
     In August and September 2008, at the request of the holders, we repurchased at a discount, an aggregate face value of $62.25 million principal amount of the 3.5% Debentures, paying $60.3 million including $433,000 of accrued interest. Proceeds to fund the repurchase of the 3.5% Debentures were generated from the liquidation of our short-term investments. The remaining $12.75 million principal amount of the 3.5% Debentures are subject to repurchase by us at 100% of the face value on June 15, 2009 at the option of the holders.
     Solvay Promissory Note
     In June, 2006, we issued a subordinated promissory note in the amount of $11.0 million related to the settlement of litigation brought by Solvay Pharmaceuticals, Inc. (“Solvay”), bearing interest at 6.0% per annum, with 24 quarterly principal and interest installment payments of $549,165 commencing March 2007 through December 2012. The Solvay promissory note becomes immediately due and payable upon the occurrence of a default in any payment due, a change in control of us, voluntary or involuntary bankruptcy proceeding by or against us and failure to maintain working capital less than 150% of the remaining unpaid balance of the promissory note. As of September 30, 2008, none of the four events noted above occurred.

Commitments and Contractual Obligations
     Our contractual obligations as of December 31, 2007 were as follows:

		Less than			More Than
($ in thousands)	Total	1 Year	1-3 Years	3-5 Years	5 Years
Contractual Obligations:
Credit Facilities and Long Term Debt(a)	$89,744	$69,234	$16,399	$4,111	$—
Interest Expense Payable — Long-Term Debt	$4,167	$2,886	$999	$282	$—
Open Purchase Order Commitments	12,013	12,013	—	—	—
Operating Lease (b)	5,987	1,278	1,957	1,274	1,478
Construction Contracts (c)	422	422	—	—	—
Total	$112,333	$85,833	$19,355	$5,667	$1,478

(a)	Represents the principal portion of payments of debt obligations, including: (i) $75 million 3.5% Debentures due on June 15, 2012, interest paid semi-annually, starting December 15, 2005; (ii) 8.17% loan payable to Cathay Bank in 83 monthly principal and interest installment payments of $19,540 commencing June 28, 2001, through May 27, 2008 with a balance of $2,208,843 due on June 28, 2008; (iii) 7.5% loan payable to Cathay Bank in 83 monthly principal and interest installment payments of $24,629 commencing November 14, 2001, through October 13, 2008 with a balance of $2,917,598 due on November 14, 2008; (iv) 6.0% note payable to Solvay in 24 quarterly principal and interest installment payments of $549,165 commencing March 2007 through December 2012; and (v) Vendor financing agreement related to software licenses with interest at 3.10% in 2 monthly installments of $0 and 34 monthly principal and interest installments of $12,871 commencing December 2006 through November 2009.

During August and September 2008, at the request of the holders, the Company repurchased, at a discount, an aggregate of $62.25 million in principal face value of our 3.5% Debentures. The remaining $12.75 million principal amount of the 3.5% Debentures are subject to repurchase by us at 100% of the face value on June 15, 2009 at the option of the holders.

The 8.17% Cathay Bank loan was collateralized by land, building and building improvements in our headquarters and research facility in Hayward, California. The 7.50% Cathay Bank loan was collateralized by land, building and building improvements in our manufacturing facility in Hayward, California. In May 2008, we prepaid, without penalty, all of our indebtedness under the term loans with Cathay Bank in an aggregate amount of $5,159,000, including accrued interest through the date of the prepayment.

(b)	We lease office, warehouse, and laboratory facilities under non-cancelable operating leases through January 2015. We also lease certain equipment under various non-cancelable operating leases with various expiration dates through 2012.

(c)	Construction contracts are related to our currently under-construction facility in Taiwan, R.O.C., which is intended to be utilized for manufacturing, research and development, warehouse, and administrative space. The construction phase of this project is expected to be completed and equipment to be installed, validated, and approved by FDA in 2009, and product shipments to begin in early 2010. In conjunction with the construction of our Taiwan facility, we have entered into several contracts, amounting to an aggregate of approximately $853,000 as of December 31, 2007 and $16,539,000 as of September 30, 2008. As of December 31, 2007, we had remaining commitments under these contracts of approximately $422,000 and $4,580,000 as of September 30, 2008.

The amounts shown above exclude uncertain tax positions as determined under FIN 48 as we cannot predict if or when such amounts, if any, will be paid or payable to the taxing authorities.

Off Balance-Sheet Arrangements
     We have not entered into any off-balance arrangements other than $500,000 in letters of credit entered into in the ordinary course of business.
Recent Accounting Pronouncements
     In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “rollover” method and the “iron curtain” method. The rollover method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 is effective for any report for an interim period of the first fiscal year ending after November 15, 2006. Our SAB 108 analysis did not result in an adjustment to our consolidated financial statements for the effective periods.
     In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”) “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. With respect to financial assets and liabilities SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date of SFAS 157, with respect to non-financial assets and liabilities, was deferred by FASB Staff Position FAS 157-2 and is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 157 did not have a significant impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, providing companies with an option to choose, at specific election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007, early adoption is allowed. We have not elected to use the fair value option of SFAS 159, and therefore do not expect SFAS 159 to have an impact on our consolidated financial statements.
     In June 2007, the EITF reached a final consensus on EITF Issue No. 07-3 (“EITF 07-3”), “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”. EITF 07-3, which is effective for fiscal years beginning after December 15, 2007, requires non-refundable advance payments for future research and development activities to be capitalized until the goods have been delivered or related services have been performed. Adoption is on a prospective basis and could impact the timing of expense recognition for agreements entered into after December 31, 2007. We do not expect the adoption of EITF 07-3 to have a significant impact on our consolidated financial statements.
     In November 2007, the EITF reached a final consensus on EITF Issue No. 07-1 (“EITF 07-1”) “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property”. EITF 07-1 is focused on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaborative agreement should be presented in the income statement and certain related disclosure questions. EITF 07-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Adoption is on a retrospective basis to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently evaluating the impact of EITF 07-1 adoption on our consolidated financial statements.

     In December 2007, the FASB issued SFAS 141 (Revised 2007) (“SFAS 141(R)”), “Business Combinations”, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date. The effect of SFAS 141 (R) on our consolidated financial statements will be dependent on the nature and terms of any business combinations that occur after its effective date.
     In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements”. SFAS 160 clarifies that a non-controlling (minority) interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS 160 to have a significant impact on our consolidated financial statements unless a future transaction results in a non-controlling interest in a subsidiary.
     In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The FSP is intended to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. The new standard is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. We are currently evaluating the impact of FSP FAS 142-3 adoption on our consolidated financial statements.
     In May 2008, the FASB issued FASB Staff Position APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FASB staff position is effective for financial statements issued for fiscal years beginning after December 31, 2008. We are currently evaluating the impact of FSP APB 14-1 on our consolidated financial statements.
Quantitative and Qualitative Disclosures about Market Risk
     Our cash and cash equivalents include a portfolio of high credit quality securities, including U.S. Government securities, treasury bills, short-term commercial paper, and high-rated money market funds. Our entire portfolio matures in less than one year. The carrying value of the portfolio approximates the market value at December 31, 2007. Our debt instruments at December 31, 2007, are subject to fixed and variable interest rates and principal payments. We estimate the fair value of our fixed-rate long-term debt to be $12,272,000 at September 30, 2008, and $69,938,000, $73,313,000 and $72,375,000 at December 31, 2007, 2006, and 2005, respectively. While changes in market interest rates may affect the fair value of our fixed and variable rate long-term debt, we believe the effect, if any, of reasonably possible near-term changes in the fair value of such debt on our financial statements will not be material.
     We do not use derivative financial instruments and have no material foreign exchange or commodity price risks.

Item 3. Properties.
     Our primary properties consist of a 35,000 sq. ft. corporate headquarters and research and development center and 50,000 sq. ft. manufacturing facility, both located in Hayward, CA, a 113,000 sq. ft. packaging, warehousing and distribution center in Philadelphia, PA, all of which are owned by us, and a leased 44,000 sq. ft. facility in New Britain, PA housing sales, marketing and administration personnel and providing additional warehouse space. In addition, we own a 19,000 sq. ft. office building containing additional administrative and laboratory facilities in Hayward and lease six additional buildings aggregating 92,000 sq. ft. in Hayward, Pleasanton, and Fremont, CA utilized for additional research and development, administrative services and equipment storage. We also have currently under construction a 100,000 sq. ft. manufacturing facility in Taiwan. We expect construction of the facility, which will have an annual production capacity of approximately 450 million tablets and capsules, to be completed and equipment to be installed, validated, and approved by the FDA in 2009, and product shipments to begin in early 2010.
     In our various facilities we maintain an extensive equipment base that includes new or recently reconditioned equipment for the manufacturing and packaging of compressed tablets, coated tablets, and capsules. The manufacturing and research and development equipment includes mixers and blenders for capsules and tablets, automated capsule fillers, tablet presses, particle reduction, sifting equipment, and tablet coaters. The packaging equipment includes fillers, cottoners, cappers, and labelers. We also maintain two well-equipped, modern laboratories used to perform all the required physical and chemical testing of our products. We also maintain a broad variety of material handling and cleaning, maintenance, and support equipment. We own substantially all of our manufacturing equipment and believe it is well maintained and suitable for its requirements.
     We maintain property and casualty and business interruption insurance in amounts we believe are sufficient and consistent with practices for companies of comparable size and business.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
     The following table sets forth information as of October 31, 2008 (except as otherwise noted in the footnotes) regarding the beneficial ownership of our common stock by: (i) each person known by us to beneficially own more than five percent of our outstanding common stock; (ii) each director; (iii) each executive officer named in the Summary Compensation Table for the fiscal year ended December 31, 2007; and (iv) all of our directors and executive officers as a group. As of October 31, 2008, 59,218,938 shares of our common stock were outstanding. Except as otherwise indicated, to our knowledge, the beneficial owners of shares of common stock listed below have sole voting and investment power with respect to such shares.

	Shares Beneficially Owned (1)
	Common Stock
	Amount and Nature
	of Beneficial
Name and Address of Beneficial Owner	Ownership	Percent of Class
Leslie Z. Benet, Ph.D. (2)	30,600	*

Robert L. Burr (3)	52,207	*

David S. Doll (4)	174,779	*

Nigel Fleming, Ph.D. (5)	39,000	*

Charles V. Hildenbrand (6)	61,459	*

Charles Hsiao, Ph.D. (7)	4,104,456	6.9

Larry Hsu, Ph.D. (8)	2,735,521	4.6

Arthur A. Koch, Jr. (9)	50,000	*

Michael Markbreiter (10)	31,500	*

Michael Nestor	2,575	*

Oh Kim Sun (11)	43,179	*

Peter R. Terreri (12)	37,000	*

All directors and executive officers as a group (10 persons) (13)	7,362,276	12.2

Jacob Gottlieb (14)	5,294,428	8.9
Visium Asset Management, LLC (14)	5,294,428	8.9
Visium Balanced Fund, LP	973,910
Visium Long Bias Fund, LP	531,117
Visium Balanced Offshore Fund, Ltd.	1,958,007
Visium Long Bias Offshore Fund, Ltd.	1,587,367
Atlas Master Fund, Ltd.	244,027

Visium Capital Management, LLC	1,505,027
Visium Balanced Fund, LP	973,910
Visium Long Bias Fund, LP	531,117

Gabe Hoffman (15)	3,129,349	5.3

	Shares Beneficially Owned (1)
	Common Stock
	Amount and Nature
	of Beneficial
Name and Address of Beneficial Owner	Ownership	Percent of Class
Candens Capital, LLC	1,594,638
Accipiter Life Sciences Fund, LP	708,108
Accipiter Life Sciences Fund II, LP	413,477
Accipiter Life Sciences Fund II (QP), LP	473,053

Accipiter Capital Management, LLC	1,534,711
Accipiter Life Sciences Fund (Offshore), Ltd.	712,137
Accipiter Life Science Fund II (Offshore), Ltd.	822,574

Laurie A. Miller, Esquire (16) 3542 Oak Knoll Drive Redwood City, CA 94062	3,949,264	6.7

Pequot Capital Management, Inc. (17)	6,330,300	10.7

Wellington Management Company, LLP (18)	7,967,761	13.5

*	Less than one percent

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. Shares of common stock currently exercisable or exercisable within 60 days of October 31, 2008 are deemed to be outstanding for computing the beneficial ownership and percentage of beneficial ownership of the person holding such securities, but are not deemed to be outstanding for computing the percentage of beneficial ownership of any other person. The address for all our directors and executive officers is c/o Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, CA 94544.

(2)	Represents 3,000 shares of common stock held by Mr. Benet directly, 600 shares of common stock held by The Benet Family Trust, as to which Mr. Benet has sole voting and investment power, and options to purchase 27,000 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(3)	Represents 29,150 shares of common stock held by Mr. Burr directly, 6,057 shares of common stock held by Robert L. Burr IRA account, as to which Mr. Burr has sole voting and investment power, and options to purchase 17,000 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(4)	Represents 2,279 shares of common stock held by Mr. Doll directly and options to purchase 172,500 of common stock, which may be exercised within 60 days of October 31, 2008. Mr. Doll resigned as our Executive Vice President, Commercial Operations in August 2008, and his options to purchase 172,500 shares of common stock were terminated in connection with his resignation.

(5)	Represents 12,000 shares of common stock held by Mr. Fleming directly and options to purchase 27,000 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(6)	Represents options to purchase 61,459 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(7)	Dr. Hsiao died in August 2008. As of the date of this table, represents 3,471 shares of common stock held by Dr. Hsiao directly, 3,531,605 shares of common stock held by Charles & Pamela Hsiao TTEES 2004 Hsiao Family Trust, as to which Dr. Hsiao has sole voting and investment power, and options to purchase 569,380 shares of common stock, which may be exercised within 60 days of October 31, 2008. Excludes 2,601,924 shares of common stock held by Chiin Hsiao Children Irrevocable Trust, as to which Dr. Hsiao does not have voting or investment power.

(8)	Represents 2,383,771 shares of common stock held by Mr. Hsu directly, options to purchase 225,000 shares of common stock held by Mr. Hsu and options to purchase 126,750 shares of common stock held by Mr. Hsu’s spouse, which may be exercised within 60 days of October 31, 2008. Excludes 1,254,320 shares of common stock held by Hsu Children Irrevocable Trust, as to which Mr. Hsu does not have voting or investment power.

(9)	Represents options to purchase 50,000 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(10)	Represents options to purchase 31,500 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(11)	Represents 16,679 shares of common stock held by Mr. Oh directly and options to purchase 26,500 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(12)	Represents options to purchase 37,000 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(13)	Includes options to purchase 1,371,089 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(14)	Based solely on Schedule 13G/A filed with the SEC on October 23, 2007 by Jacob Gottlieb, Visium Balanced Fund, LP (referred to as VBF), Visium Long Bias Fund, LP (referred to as VLBF), Visium Balanced Offshore Fund, Ltd. (referred to as VBFO), Visium Long Bias Offshore Fund, Ltd. (referred to as VLBFO), Visium Capital Management, LLC (referred to as VCM), Visium Asset Management, LLC (referred to as VAM) and Atlas Master Fund, Ltd. (referred to as AMF). Jacob Gottlieb, by virtue of his position as the principal of VAM and the sole managing member of VCM, may be deemed to beneficially own 5,294,428 shares of common stock. VCM, by virtue of its position as general partner to each of VBF and VLBF, may be deemed to beneficially own 1,505,027 shares of common stock, over which VCM has shared voting and investment power. VAM, by virtue of its position as investment advisor to each of VBF, VLBF, VBFO, and VLBFO as well as managing an account for AMF, may be deemed to beneficially own 5,294,428 shares of common stock. Each of VBF, VLBF, VBFO, VLBFO and AMF has shared voting and investment power over the number of shares beneficially owned by it, as indicated in the table. The principle business address of VBF, VLBF, VCM and VAM is 950 Third Avenue, New York, NY 10022, the principle business address of VBFO and VLBFO is P.O. Box 2681 GT, Century Yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies, and the principal business address of AMF is Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

(15)	Based solely on Schedule 13G filed with the SEC on February 1, 2008 by Gabe Hoffman, Accipiter Life Sciences Fund, LP (referred to as ALSF), Accipiter Life Sciences Fund (Offshore), Ltd. (referred to as Offshore), Accipiter Life Sciences Fund II, LP (referred to as ALSF II), Accipiter Life Sciences Fund II (Offshore), Ltd. (referred to as Offshore II), Accipiter Life Sciences Fund II (QP), LP (referred to as QP II), Accipiter Capital Management, LLC (referred to as Management), and Candens Capital, LLC (referred to as Candens). Because Mr. Hoffman is the managing member of Candens, which in turn is the general partner of ALSF, ALSF II and QP II, and because Mr. Hoffman is the managing member of Management, which in turn is the investment manager of Offshore and Offshore II, Mr. Hoffman, Candens and Management, as applicable, may be deemed to be the beneficial owners of all shares of common stock held by ALSF, ALSF II, Offshore, Offshore II and QP II. Each of Mr. Hoffman, Candens and Management has shared voting and investment power over the number of shares beneficially owned by such person, as indicated in the table. The principal business address of the foregoing reporting persons is 399 Park Avenue, 38th Floor, New York, NY 10022.

(16)	Represents 2,601,924 shares of common stock held by Chiin Hsiao Children Irrevocable Trust and 1,254,320 shares of common stock held by Hsu Children Irrevocable Trust, as to which Laurie A. Miller, Esq., serves as trustee. Also includes options to purchase 10,007 shares of common stock and an outstanding March 2004 Call Option that is exercisable into 5,000 shares of common stock, which may be exercised within 60 days of October 31, 2008.

(17)	Based solely on Schedule 13G/A filed with the SEC on February 12, 2008 by Pequot Capital Management, Inc. (referred to as Pequot). Pequot, in its capacity as investment advisor, may be deemed to beneficially own 6,330,300 shares of common stock which are held by clients of Pequot, of which Pequot has sole voting power over 5,534,300 shares of common stock and sole investment power over 6,330,300 shares of common stock. The principal business address of Pequot is 500 Nyala Farm Road, Westport, CT 06880.

(18)	Based solely on Schedule 13G/A filed with the SEC on February 14, 2008 by Wellington Management Company, LLP (referred to as Wellington). Wellington, in its capacity as investment advisor, may be deemed to beneficially own 7,967,761 shares of common stock, which are held of record by clients of Wellington, of which Wellington has shared voting power over 6,732,046 shares of common stock and shared investment power over 7,863,161 shares of common stock. The principal business address of Wellington is 75 State Street, Boston, MA 02109.

Item 5. Directors and Executive Officers.
Directors
     Our Board of Directors is currently comprised of seven members. Each director holds office for a term of one year and until his successor has been elected and shall have qualified or until the directors earlier death, resignation or removal. Dr. Charles Hsiao had been our chairman and director since December 14, 1999 until his death in August 2008. Dr. Hsiao was a co-founder of our predecessor, Impax Pharmaceuticals, Inc., in 1994, and served as our Co-Chief Executive Officer from 1999 to 2003.
     The current members of our Board of Directors, their ages as of October 31, 2008, and the year in which each became a director are as follows:

Name	Age	Director since	Positions with Impax
Leslie Z. Benet, Ph.D.	71	2001	Director
Robert L. Burr	57	2001	Director
Nigel Ten Fleming, Ph.D.	54	1999	Director
Larry Hsu, Ph.D.	59	1999	President, Chief Executive Officer and Director
Michael Markbreiter	46	1997	Director
Oh Kim Sun	60	1999	Director
Peter R. Terreri	51	2003	Director
     On December 4, 2008, Mr. Burr was elected as Chairman of our Board of Directors.
     Set forth below is the business experience of the members of our Board of Directors for the past five years and the names of other public companies in which such persons hold directorships.
     Leslie Z. Benet, Ph.D. has been a Professor since 1969 of, and has also served as Chairman of, the Department of Biopharmaceutical Sciences, University of California, San Francisco. Dr. Benet has since 1995 been Chairman, President or Chief Executive Officer of AvMax Inc., a biopharmaceutical company. He received his A.B. (English), B.S. (Pharmacy), and M.S. from the University of Michigan, and his Ph.D. from the University of California. Dr. Benet has received six honorary doctorates: Uppsala University, Sweden (Pharm.D., 1987); Leiden University, The Netherlands (Ph.D., 1995); University of Illinois at Chicago (D.Sc., 1997); Philadelphia College of Pharmacy and Science (D.Sc., 1997); Long Island University (D.Sc., 1999); and University of Athens (Ph.D., 2005). Dr. Benet’s research interests, more than 470 publications, and 11 patents are in the areas of pharmacokinetics, biopharmaceutics, drug delivery, and pharmacodynamics. He is listed among the 250 most highly cited pharmacologists worldwide. In 1985, Dr. Benet served as President of the APhA Academy of Pharmaceutical Sciences. During 1986, Dr. Benet was a founder and first President of the American Association of Pharmaceutical Scientists (AAPS). In 1987, Dr. Benet was elected to membership in the Institute of Medicine (IOM) of the National Academy of Sciences. Dr. Benet has received the highest scientific awards of AAPS (1989 and 2000), Rho Chi (1990), American Association of Colleges of Pharmacy (1991), American Society for Clinical Pharmacology and Therapeutics (1995), American Pharmaceutical Association (2000), International Pharmaceutical Federation (2001) and in 2004 received the Pharmaceutical Sciences World Congress Research Achievement Award and the Controlled Release Society Career Achievement in Oral Drug Delivery Award. Dr. Benet formerly served as Chair of the FDA Expert Panel on Individual Bioequivalence and the FDA Center for Biologics Peer Review Committee, and as a member of the FDA Science Board and the Generic Drugs Advisory Committee. Dr. Benet presently serves as a member of the IOM Forum on Drug Discovery, Development and Translation.
     Robert L. Burr is a partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. Mr. Burr was employed by J.P. Morgan Chase & Co. and associated entities from 1995 to May 2008, at which time he resigned his position as Managing Partner of the Fleming US Discovery III Funds. From 1992 to 1995, Mr. Burr was head of Private Equity at the investment banking firm of Kidder, Peabody & Co., Inc. Prior to that time, Mr. Burr served as the Managing General Partner of Morgan Stanley Ventures and General Partner of Morgan Stanley Venture Capital Fund I, L.L.P. and was a corporate lending officer with Citibank, N.A. Mr. Burr received an MBA from Columbia University and a BA from Stanford University.

     Nigel Ten Fleming, Ph.D. is Chairman and Chief Executive Officer of Minerva Healthcare, an emerging specialty pharmaceutical company. He previously founded Athena Diagnostics, a neurological diagnostics reference laboratory, serving variously as Chairman, CEO and Vice President of Business Development prior to the company’s 1995 sale to Athena Neurosciences /Elan Pharmaceuticals. Dr. Fleming has also served on the boards of directors of Examplar, a subsidiary of Transgenic Sciences Inc. that developed the first transgenic Alzheimer’s mouse model, and Genmedica, an oral insulin company based in Barcelona. He has also consulted for, and served in various leadership roles at a number of early-stage biotechnology companies, including Gamera Biosciences, Neurocal, Nephros’, TheraMed Partners and Plant Cell Technologies. Dr. Fleming obtained his Ph.D. in Clinical Biochemistry from the University of Cambridge in England and was a lecturer at Harvard Medical School for a number of years.
     Larry Hsu, Ph.D. has been our President and Chief Executive Officer since October 1, 2006. Prior to holding these positions, Dr. Hsu served as President and Chief Operating Officer beginning in 1999. Dr. Hsu co-founded Impax Pharmaceuticals, Inc. in 1994 and served as its President, Chief Operating Officer and a member of the Board of Directors from its inception until its merger with the Company. From 1980 to 1995, Dr. Hsu worked at Abbott Laboratories, where, during his last four years, he served as Director of Product Development in charge of formulation development, process engineering, clinical lot manufacturing and production technical support of all dosage forms, managing a staff of approximately 250 people. Dr. Hsu obtained his Ph.D. in pharmaceutics from the University of Michigan.
     Michael Markbreiter has been a portfolio manager for Sofaer Capital, a global hedge fund, since December 2000. From August 1995 to December 1998, Mr. Markbreiter was a portfolio manager for private equity investments for Kingdon Capital Management Corp., a New York hedge fund. In April 1994 he co-founded Ram Investment Corp., a venture capital company. From March 1993 to January 1994, Mr. Markbreiter was an analyst at Alliance Capital Management Corp. From July 1983 to September 1989, Mr. Markbreiter was an Executive Editor for Arts of Asia magazine. Mr. Markbreiter graduated from Cambridge University with a degree in Engineering.
     Oh Kim Sun has been employed by the Chemical Company of Malaysia Berhad (CCM), a Malaysian corporation whose stock is listed on the Bursa Malaysia Berhad, since 1983 and served as Executive Director from 1983 through October 2003. Currently, Mr. Oh is a member of the Board of Directors of Nikko Electronics Berhad, Pharmaniaga Berhad, UEM Land Holdings Berhad and Faber Group Berhad, all of which are listed on the Bursa Malaysia Berhad. Mr. Oh is also a director of various other companies in Kuala Lumpur. Mr. Oh is also a member of The Malaysian Institute of Certified Public Accountants.
     Peter R. Terreri has over 20 years of experience primarily in generic pharmaceuticals with a specialized expertise in finance. Mr. Terreri is President and Chief Executive Officer of CGM, Inc., a manufacturing company that he owns and operates. He previously served as Senior Vice President and Chief Financial Officer of Teva Pharmaceuticals USA from 1985 through 2000, where he actively participated in the growth of the company from a $20 million local generic pharmaceutical company into a global leader in generic pharmaceuticals. As an active member of senior management, he was involved in all facets of the decision-making process at Teva Pharmaceuticals USA, including structuring and negotiating company and product acquisitions, participating in multiple public financings and securing several licensing deals and a substantial credit line. In addition to his role as Chief Financial Officer, Mr. Terreri contributed to many areas related to the company’s success outside of finance, including product development selection, facility utilization, business development, strategic planning, and implementing integration plans for the company’s acquisitions. He also supervised areas such as operations, sales and marketing, and information technology during his tenure.

Executive Officers
     Set forth below are the names of our executive officers who are not also directors, their ages as of October 31, 2008, their offices in Impax and their principal occupations or employment for the past five years. David S. Doll was our Executive Vice President, Commercial Operations until his resignation in August 2008.

Name	Age	Positions with Impax
Arthur A. Koch, Jr.	55	Senior Vice President, Finance, and Chief Financial Officer
Charles V. Hildenbrand	57	Senior Vice President, Operations
Michael J. Nestor	56	President, Impax Pharmaceutical Division
     Arthur A. Koch, Jr. has served as our Senior Vice President, Finance, and Chief Financial Officer since March 2005. Prior to joining Impax, Mr. Koch was employed by Strategic Diagnostics Inc., a company which develops, manufactures and markets immunoassay-based diagnostic test kits. While at Strategic Diagnostics Inc., Mr. Koch served as Chief Operating Officer for six years, interim Chief Executive Officer for five months and Chief Financial Officer and Vice President for five years. In addition, Mr. Koch has previously held Chief Financial Officer positions at Paracelsian Inc., IBAH Inc., Liberty Fish Company, and Premier Solutions Ltd. Mr. Koch holds a Bachelor of Business Administration from Temple University and has been a Certified Public Accountant since 1977.
     Charles V. Hildenbrand is our Senior Vice President, Operations, a position he has held since he joined Impax in August 2004. From 1996 until September 2004, Mr. Hildenbrand worked for PF Laboratories, Inc. as Plant Manager until 2001 and then as Executive Director of Engineering and Technical Services until his departure from the company. From 1983 until 1996, Mr. Hildenbrand worked at Lederle Laboratories/Wyeth as Section Head of Biochemical Production, Manager of Filing and Packaging, and Production Director of Consumer Health Products. Mr. Hildenbrand holds a B.S. in Chemical Engineering from Villanova University and an MBA from Lehigh University.
     Michael J. Nestor joined us in March 2008 as the President of our branded products division, Impax Division. Before joining us he was Chief Operating Officer of Piedmont Pharmaceuticals a specialty pharmaceutical company. Prior to Piedmont, Mr. Nestor was CEO of NanoBio, a startup biopharmaceutical company, prior to which he was employed by Alpharma, initially as President of its generic pharmaceutical business and later as President of its branded pharmaceutical business. Before this he was President, International business at Banner Inc, a global contract manufacturing concern. Mr. Nestor spent 16 years at Lederle Laboratories / Wyeth holding increasing positions of responsibility including Vice President, Cardiovascular business, Vice President / General Manager of Lederle-Praxis Biologics, and Vice President of Wyeth-Lederle Vaccines and Pediatrics. Mr. Nestor has experience in a number of pharmaceutical therapeutic areas including vaccines, anti-infectives, dermatologics, CNS, generics, and analgesics. Mr. Nestor has a Bachelor of Business Administration degree from Middle Tennessee State University and a MBA from Pepperdine University.

Item 6. Executive Compensation.
Compensation Discussion and Analysis
     The following discussion provides an analysis of our compensation program for the executive officers named in the Summary Compensation Table beginning on page 57 of this registration statement and discusses the material factors involved in our decisions regarding the compensation of our named executive officers. The executive officers named in the table include Charles Hsiao, Ph.D., who was our Chairman until his death in August 2008, and David S. Doll, who was our Executive Vice President until his resignation in August 2008. The following discussion cross-references those specific tabular and narrative disclosures that appear following this subsection where appropriate. You should read this Compensation Discussion and Analysis in conjunction with such tabular and narrative disclosures.
     Compensation Philosophy and Objectives
     At its core, our executive compensation program recognizes that our success is dependent upon our ability to attract, motivate and retain the highly talented individuals we need to achieve our business results. The program reflects the following key principles:
•	We seek to align the interests of our named executive officers and stockholders. We believe that equity compensation is an excellent way to encourage our executive officers to act in the best interests of our stockholders. Historically, we have provided our named executive officers with equity awards (primarily in the form of stock options) as part of their overall compensation package to encourage equity ownership and to place their interests in line with those of our stockholders. We did not use this component as to any of our named executive officers during 2007, however, as our compensation committee determined (as it had done in 2006 and, as to certain named executive officers, in 2005) that our delinquency in filing our periodic reports with the SEC made it inappropriate to grant equity awards to our named executive officers. Our compensation committee may consider granting equity awards to our named executive officers in 2008.

•	To attract, motivate and retain the best talent we can obtain, our compensation should be competitive. We strongly believe that our future success rests with our people, including our executive officers. To be successful, we must be able to attract, motivate and retain quality executive officers. We realize that compensation is a key tool to achieve this objective; thus, one facet of our compensation program is to provide our named executive officers pay amounts and components that are competitive with those of other companies in our industry.

•	Our compensation program should encourage and reward positive performance. Our executive compensation program is designed to promote and reward positive performance. In doing so, we consider both the individual performance of each named executive officer, as well as the overall performance of our business. Positive performance on the part of our management and our company will permit our named executive officers to be eligible to receive incentive compensation. On the other hand, when an individual executive does not meet stated objectives or our business is facing financial or other challenges, this incentive compensation may be appropriately reduced or eliminated.

•	Compensation should encourage teamwork and executive cohesion. While individual performance is carefully reviewed and considered, we have also maintained a philosophy of pay equity. This means that we aim to provide similar compensation for our named executive officers who perform similar functions or who are at similar executive levels. We believe that following a plan of pay equity discourages internal comparison of compensation packages among executives and fosters teamwork and cohesion.

•	Our compensation program should balance our short- and long-term financial and operational goals. We generally strive to achieve a balance between achievement of both short- and long-term goals through the use of both salary and annual cash incentives and equity-based incentives. Our management incentive program primarily rewards short-term performance by paying out base salary and annual cash incentive awards based on performance over a period of approximately one fiscal year. Equity-based awards are generally designed to reward long-term financial performance. As noted, although long-term equity awards were not granted in 2007 (or in 2006 or, as to certain named executive officers, in 2005), we may consider resumption of equity compensation in 2008.
     Generally, we do not believe that gains realized from prior compensation, such as stock option exercises, or compensation to be received upon a future termination of employment or a change in control, should be considered in setting elements of compensation in any given year. Reducing or limiting compensation because of prior gains would unfairly penalize the executive for quality past performance and may ultimately reduce an executive’s motivation to continue to perform at high levels. Tying current compensation to past gains may also serve to make the executive’s compensation package less competitive. Moreover, severance and change-in-control compensation is intended to achieve purposes unrelated to rewarding executives for positive performance and aligning their compensation to increases in stockholder value.
     Our Compensation Decision Making Process
     In general, as to most items of compensation, the chief executive officer annually evaluates each named executive officer, other than himself and our chairman, and recommends each component of compensation for all of those named executive officers. Compensation not covered by the chief executive officer’s evaluation includes benefits and other compensation mandated or determined by reference to an existing employment or similar agreement.
     As to the compensation of our chief executive officer and our chairman, the compensation committee discusses and creates a proposal as to the amount of and changes to their compensation. The compensation committee also evaluates the proposals provided by the chief executive officer as to the compensation of our other named executive officers. The compensation committee then submits its recommendations regarding the compensation of our named executive officers to the board of directors for final approval.
     Role of Compensation Consultants
     While we had not historically engaged a compensation consultant to advise us with respect to our compensation of named executive officers, beginning with our evaluation of the cash incentive compensation for 2007 we retained the services of Radford Surveys + Consulting, a business unit of AON, to assist in our evaluation of such compensation. Radford provided us with a survey of comprehensive executive and director compensation data and related information at over 500 companies operating in the life sciences industry and employing more than 500 employees. Companies included in this survey operated in the following areas of the life sciences industry:
•	research of molecular and genetic techniques;

•	research and manufacture of molecular or genetic materials;

•	research, development and manufacture of drugs and drug delivery methods; and

•	clinical research.
     We believe that these data provide appropriate guidelines for our compensation committee and chief executive officer to compare proposed pay levels for our named executive officers against those paid by other companies in the life sciences industry.
     During 2007, our compensation decision makers used a portion of the Radford data as a yardstick to assess the amount of base salary we proposed to pay our named executive officers, except as to David S. Doll, who was then our Executive Vice President and whose base salary increases were established by our employment agreement with him during his employment with us. Treating those of the 500 surveyed companies with the highest compensation as being in the 99th percentile, it was the sense of the board of directors and compensation committee during 2007 that our base salary should be comparable with those of companies between the 25th and 50th percentiles of the Radford compensation survey data. The purpose of using these data was to assist the decision makers in assessing whether their proposed compensation was competitive as compared to other companies in the life sciences industry. The decision makers considered these data only as a guidepost to their evaluation of proposed compensation amounts, and there was no mandate that any actual compensation paid must fall within any set range. Thus, the decision makers had discretion to consider whether compensation paid should fall within or outside this range, and in some instances they found it appropriate to set compensation at a level lower or higher than this range. Our board of directors believed that using the Radford data in this manner was essential to establishing an appropriate but competitive compensation structure, given our overall performance and the challenges we faced during 2007. Our board of directors reviews this process each year and in future years may determine to measure executive compensation by reference to data of companies in a different percentile range if our performance criteria or results, as viewed by reference to our yearly budget, change significantly, or it may choose to implement a different process altogether.
     In 2007, our compensation committee asked Radford to review the compensation committee’s proposed cash incentive payment calculation methodology and payouts, and total cash delivery, to Dr. Hsu, our President and Chief Executive Officer; Mr. Doll; Mr. Koch, our Senior Vice President, Finance and Chief Financial Officer; and Mr. Hildenbrand, our Senior Vice President, Operations. The compensation committee also asked Radford to review the performance evaluations and criteria established for each of these named executive officers to determine whether they were consistent with general market practice in content and approach. The compensation committee used the results of Radford’s reviews to confirm its preliminary view that its proposed compensation amounts and mechanisms were both competitive and consistent with general market practice.
     Components of Our Executive Compensation Program
          Overview of Elements of Compensation
     Total compensation for our named executive officers is comprised of the following elements:
•	base salary;

•	annual cash incentive awards;

•	options and other equity-based awards (although we did not grant any of these awards to our named executive officers in 2007 or, as to certain of them, in 2005 and 2006);

•	non-qualified deferred compensation plan contributions;

•	401(k) retirement plan contributions;

•	post-employment and change-in-control benefits, including severance protection; and

•	other benefits and perquisites.
          With respect to each of these elements, we provide the following discussion and analysis:
•	a description of the element;

•	the objectives of each element;

•	the specific performance that each element is designed to reward, if any;

•	why we choose to pay each element;

•	how we determine the amount of each element; and

•	how each element and our decisions regarding that element fit into our overall compensation objectives and affect decisions regarding those elements.

          Base Salary
     Base salary is paid to all employees, including our named executive officers, to provide them with a degree of financial certainty and a source of fixed compensation to meet their day-to-day living and other needs. We believe that our base salaries are set competitively, as compared to other companies in our industry, and thus that they also serve to attract and retain talented executives. In 2007 Radford confirmed this belief with respect to four of our named executive officers, including our chief executive officer.
     We generally set an initial base salary range for a particular level of our executives (for example, all officers with the title of Senior or Executive Vice President) and then apply that range to all executives who are at that level. In establishing these base salary ranges, we consider:
•	the individual experience, education, skills and value of the position to us and our operations;

•	the particular needs of our company for an executive at the level being considered;

•	our desire to promote a cohesive management team among executives of that level by establishing internal pay equity; and

•	proposed salaries for executives in similar positions in other companies in our industry, as reflected in the Radford compensation survey data, applying the procedure described above in “ — Compensation Overview — Role of Compensation Consultants.”
     Once the base salary range is established for a particular executive level, we then determine the amount of salary that a specific executive officer will receive. For new hires or promotions to a particular executive level, we consider:
•	the individual experience, education and skills of the particular executive;

•	for promotion candidates, the executive’s prior performance and length of service with us;

•	the salaries of other executives at that level, if any; and

•	other special circumstances that may apply to the particular executive.
     We believe that, generally, the salary levels we set for our named executive officers are less, and in some cases significantly less, than competitive compensation for an executive who:
•	is fully experienced and educated as required by the position;

•	is a strong performer and strong leader who makes solid contributions; and

•	possesses a full skill set for his or her position and applies those skills successfully.
     Increases in base salary are used to reward executives for their positive performance in the preceding year and to ensure that their salaries remain competitive. In 2007, our compensation committee used a comprehensive evaluation process to determine increases in the base salary for our chief executive officer and our chairman. In this process, the compensation committee first informally evaluates the performance of the chief executive officer and the chairman during the year based upon their respective periodic reports to and meetings with the board of directors. The compensation committee also receives periodic reports from other members of management to assist it in determining the chief executive officer’s and the chairman’s overall effectiveness. The compensation committee also examines a series of objective criteria tied to our performance, which includes, among other things:
•	the development of company-wide strategies and goals;

•	achieving or exceeding revenue and profit goals outlined in our budgets; and

•	improvements in employee growth and turnover rates.
     The compensation committee believes that this evaluative process allows it to obtain a complete and overall picture of the chief executive officer’s and chairman’s effectiveness during the year. The use of these objective criteria also ensures that salary adjustments reflect positive performance that can be tied to measurable increases in stockholder value. For 2007, we did not increase Dr. Hsiao’s or Dr. Hsu’s base salary. We believe that this decision appropriately promoted the alignment between the interests of our executive officers and stockholders while we sought to regain compliance with our public reporting requirements.
     As of September 1, 2006, increases in Mr. Doll’s base salary through September 1, 2009 were fixed by the terms of his employment agreement with us. See “— Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers — Employment Agreement with David S. Doll.” Mr. Doll was our only named executive officer whose base salary increases were fixed in this manner. The principal reason for fixing his increases was our hope that, because the employment agreement effectively provided Mr. Doll with the security of guaranteed increases in base salary regardless of company performance or market conditions, we would be more likely to retain Mr. Doll’s services over the full term of his employment agreement. In return, Mr. Doll gave up the right to receive salary increases that would be directly tied to his or our performance, which may ultimately have been higher (but could have been lower) than the guaranteed increases under his employment agreement.
     In determining the amount of each annual salary increase to be specified in Mr. Doll’s agreement, we compared proposed increases with the Radford survey data. Based upon information available when the employment agreement was being prepared, the salary increases incorporated into the agreement fell between the 50th and 75th percentiles of the Radford data. While these increases were higher than those given by the companies with which our executive salaries are generally comparable, the compensation committee believed that a higher compensation level was warranted in Mr. Doll’s case, as pharmaceutical sales and marketing executives with Mr. Doll’s experience are in relatively high demand. The committee also believed that providing Mr. Doll with a higher relative level of salary increases was warranted because his expected performance in developing new relationships with alliance agreement partners would significantly enhance our financial performance and results of operations and, in turn, lead to increases in stockholder value.
     As for our other named executive officers, base salary adjustments are evaluated and proposed by the chief executive officer, whose proposals are reviewed by the compensation committee. At the beginning of each year, a set of objectives is prepared for, and discussed with, each such named executive officer. These objectives are tailored to each individual executive and are based upon his or her job responsibilities and on certain of our results of business and financial performance that reflect directly upon the executive’s duties. These objectives might include, for example:
•	achieving objective operating or financial metrics associated with the executive’s role, such as sales, product development milestones and activity levels, operating efficiency and product reliability;

•	developing and implementing particular policies, procedures and systems necessary for the smooth and proper operation or function of the particular business unit; and

•	hiring and retaining appropriate personnel to support specific business units.
     For 2007, we established these objectives to reflect our compensation philosophy of using pay to encourage and reward our named executive officers’ positive performance, as the achievement of the goals directly impacts whether base salaries are increased and the amount of any such increase. Some of the objectives established in 2007 required the executive to have met specific operating metrics, such as achieving increases in operating efficiency or submitting to the FDA a stated number of ANDAs. These objectives were consistent with our philosophy of aligning the interests of our executives with those of our stockholders, because we believe the achievement of these goals had a direct or indirect impact on our results of operations, financial performance or profitability.
     The criteria we established to determine the increases in base salary of our named executive officers are the same as those we use to determine their respective annual cash incentive awards (for the purposes of the increases in base salary, the compensation committee determined that the individual goals of Dr. Hsu and Dr. Hsiao were similar). See “— Annual Cash Incentive Awards” below for a description of the types of individual and corporate performance goals, the achievement of which we evaluate to determine the named executive officer’s salary increase.

     In addition to the information provided by these evaluations, in an effort to maintain pay equity, the chief executive officer generally developed in 2007 base salary increases for these other named executive officers consistently among executives serving in similar capacities and with similar levels of responsibility. The amount of a named executive officer’s base salary may also serve as a reference point for determining the amount of his or her other compensation elements. For example, in 2007, the potential maximum annual cash incentive award for each executive was derived from a percentage of the executive’s base salary.
     For 2007, we increased Mr. Koch’s and Mr. Hildenbrand’s base salary to reward them for their achievement in substantial part of stated performance goals during the year. Specific performance goal and achievement information for each of these named executive officers is provided below in “— Annual Cash Incentive Awards.”
     We also found these increased base salaries appropriate and competitive, not only based on our review of the overall performance evaluations for each of Mr. Koch and Mr. Hildenbrand, but also in light of our overall corporate and financial performance in 2007. We also considered and analyzed these increases in the context of their overall total compensation package to confirm that their total compensation was competitive with that of life sciences companies in the 25th to 50th percentile level of the Radford survey. These efforts support our compensation objective of providing competitive compensation to attract, motivate and retain top executive talent.
          Annual Cash Incentive Awards
     Through annual cash incentive awards, we provide our named executive officers with an increased cash compensation opportunity and reward them for attaining short-term, rather than long-term, individual and corporate goals. We believe that a meaningful amount of executive compensation should be variable and contingent on individual and corporate performance. Establishing executive compensation that is rewarded upon the achievement of these performance-based criteria, discussed in more detail below, supports our goal of providing incentives to our executives who dedicate their full efforts toward achieving our performance objectives, which in turn makes our business successful and contributes to increases in stockholder value in the short-term. Generally, our named executive officers who have been in their position during the year are eligible to receive these cash incentive awards. While our 1999 employment agreements with Drs. Hsiao and Hsu provide that their annual cash incentive payments will be equal, at the time of Dr. Hsiao’s appointment as non-executive Chairman in 2004 his agreement was orally modified to provide that only his annual cash incentive target would be the same as Dr. Hsu’s, with any actual award being based upon his and Dr. Hsu’s respective individual performance. Because Dr. Hsiao’s role was changing from an executive to a non-executive position, the compensation committee determined to forego any cash incentive award to Dr. Hsiao for 2006 and 2007 and to consider a future cash incentive award to him based upon a cumulative three-year review of his performance at the end of 2008.
     Annual cash incentive awards are generally calculated based upon two primary variables: a percentage of base salary and performance goals that must be achieved to earn the award. In an effort to maintain pay parity, executives at the same job level and with similar degrees of responsibility will generally be assigned the same percentage of base salary.
     With the exception of Mr. Doll’s annual cash incentive award percentage, which beginning in September 2006 was set at a target of 75% of his annual base salary in his employment agreement, the compensation committee evaluates and establishes base salary percentages for our named executive officers as part of the yearly compensation process. The establishment of a fixed cash incentive award percentage for Mr. Doll, which in 2007 was not provided for our other named executive officers, was consistent with our philosophy of seeking to attract, motivate and retain Mr. Doll for the term of the employment agreement and our belief at that time that Mr. Doll’s successful performance would contribute directly to our stockholder value during such term. Although the compensation committee employs its discretion in setting these percentages, its decisions in 2007 were generally guided by the overall objectives to maintain pay parity among executives with similar titles and responsibilities and to provide competitive compensation that is generally compatible with that provided by companies between the 25th and 50th percentiles of Radford’s peer group. Thus, the compensation committee sets these base salary percentages on a position-by-position basis each year. For 2007, the annual award target percentage for each of our named executive officers (other than Dr. Hsiao) was set at 75% of base salary, consistent with and in furtherance of the compensation objectives and philosophies described above. Once set, the compensation committee has the discretion to pay at above or below these percentage targets depending on our overall financial and operational performance and individual performance. The actual payments it established for 2007 were below the percentage targets.
     To determine whether or how much cash incentive compensation is to be received, each named executive officer is also evaluated against specified performance goals that are designed to ensure that payment of annual incentive compensation is tied to measurable positive performance and increases in stockholder value.
     During the first quarter of 2007, the board of directors and the compensation committee established individual goals for the chief executive officer. With respect to each other named executive officer, during the first quarter of 2007 the chief executive officer developed with each executive specific individual performance goals and a set of corporate or company-wide goals. Individual goals were customized to the applicable executive and reflected the responsibilities and duties that we believe the executive should fulfill in connection with his or her particular position. Corporate goals reflected company performance as a whole and included criteria based on the company’s achievement of particular performance targets, such as revenue and net income. The establishment of individual and corporate goals in 2007 was tied to and consistent with our compensation philosophy, as described above in “— Base Salary.”
     With the exception of the chief executive officer, in 2007 individual goals comprised two-thirds of the total possible cash incentive compensation. Our chief executive officer’s cash incentive award is generally determined based entirely upon individual goals, as our compensation committee believes it is important to have our chief executive officer’s cash compensation be determined by reference to the special contributions this officer can make to our overall growth and development. In 2007, we preferred to emphasize individual goals because we believed it was important to provide short-term, cash rewards to our named executive officers for performance that meets and exceeds what is expected of them. Used this way, our cash compensation program in 2007 rewarded demonstration of the types of performance, and the presence of executive skill sets, that in our experience are directly attributable to our growth and an increase in value to our stockholders.

     The following table provides the individual performance goals used to determine cash incentive compensation in 2007, and our determination as to the achievement in 2007 of those goals, for each named executive officer who participated in the cash incentive program.

		% of Salary		% of Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

Larry Hsu	Regain compliance with SEC reporting obligations	15%	Compliance not regained, but several significant milestones attained, including the advice of the SEC’s Office of the Chief Accountant of our method of revenue recognition.	10%

	Meet or exceed revenue and profit targets	25%	Revenue and net profit targets were exceeded.	25%

	Establish company long-term goals, strategy and planning for 2007-2010	10%	Accomplished.	10%

	Submit a specified number of ANDAs	10%	Accomplished.	10%

	Review employee compensation program and improve turnover rate	5%	Accomplished. Turnover rate reduced.	5%

	Respond timely to FDA deficiency items to achieve early 2008 approval	10%	Timely response to all deficiency items and requests, but FDA approval not received.	5%

Arthur A. Koch, Jr.	Regain compliance with SEC reporting obligations	20%	Effort exceeded expectations, but compliance not regained.	15%

	Participate and support 2007 compensation plans	2%	Accomplished.	2%

	Develop leadership and supervisory skills training for direct reports	2%	Worked closely with direct reports to instill leadership skills. Outside training effected where necessary.	1.5%

	Formalize succession plan	2%	Worked to develop plan. Not complete.	1%

	Enhance IT service levels to identify bottlenecks and develop efficiencies to support growth	5%	Accomplished.	5%

	Define system requirements for financial general ledger systems to support new methods of revenue recognition by year-end 2007	5%	Accomplished.	5%

	Perform monthly analyses of budget variances at the operating department level	5%	Accomplished.	5%

	Maintain coordination with sales and marketing to ensure highest level of internal and external customer support and provide national account managers with support on any development affecting their accounts by way of sales operations	5%	Efforts were made to meet all objectives. Further attention is required.	3.5%

	Seek additional funding for branded products	4%	A funding strategy was developed. The funding decision was deferred.	4%

David S. Doll	If approved by management, successfully launch certain new products and achieve budget objectives	15%	Successfully launched each new product approved by management. Certain budgeted goals not met.	10%

	Develop relationships and maximize certain opportunities with our alliance agreement partners	10%	The majority of these goals were met.	6.7%

		% of Salary		% of Salary
Officer	Objectives	(Target)	Results/Accomplishments	(Obtained)

	Develop and implement a marketing plan and configure sales force for certain branded products, and submit a specified number of ANDAs	10%	Accomplished.	10%

	(i) Work with management to seek off-balance funding for brand operations by end of fiscal 2007 (ii) Achieve formulation or technology in-license for at least 5 products (iii) Work with management to develop strategic acquisition opportunities (iv) Develop and implement a strategy for future business development	10%	(i) Not accomplished. (ii) Formulation or technology in-licensing completed for 2 products. (iii) Accomplished. (iv) Accomplished.	8%

	Develop and implement policies and procedures within sales and marketing area for Sarbanes-Oxley Act of 2002 compliance purposes	5%	Accomplished.	5%

Charles V. Hildenbrand	Achieve customer service level goals with respect to shipping products within 2 days after receipt of order	8% (2%/qtr)	Accomplished in two quarters.	4%

	Achieve incident rate level goals	4% (1%/qtr)	Accomplished.	4%

	Achieve cost of rejected batch rate goals	4% (1%/qtr)	Accomplished.	4%

	Pass all regulatory inspections, close all open major internal audit items of record as of January 1, 2007 and avoid recalls due to good manufacturing practice compliance or product defect	4%	Accomplished but for minimal recalls due to stability failures.	3%

	Cost of goods sold below target	8% (2%/qtr)	Accomplished.	8%

	Achieve an increase in operating efficiency above target by October 30, 2007	4%	Efficiency improved, but goal not met.	2%

	Construct and qualify expansion of selected manufacturing facility by June 30, 2007	5%	Accomplished on July 5, 2007.	4%

	Provide timely support to Taiwan manufacturing facility	3%	Accomplished.	3%

	Achieve pharmacovigilance report approval within 2 months of initiation of manufacturing per product per strength	3%	Accomplished in significant majority of opportunities.	2%

	Hire a Director/Sr. Director/VP of manufacturing department	2%	Accomplished.	2%

	Transfer Colestipol tablet to a contract manufacturing organization and initiate routine manufacturing by September 30, 2007	3%	Transfer not yet completed.	2%

	Submit a specified number of ANDAs	2%	Accomplished.	2%
     Except with respect to the chairman (who did not receive any cash incentive compensation in 2007) and the chief executive officer, in 2007, corporate performance goals represented one-third of the total weight in determining the named executive officer’s annual cash incentive awards, which we believe was appropriate to reflect our philosophy that executive performance must benefit our company in ways that can be objectively measured and quantified.

          For 2007, our corporate performance goals were comprised of the following: (i) an internal revenue target based on revenues adjusted for certain deferrals under Staff Accounting Bulletin No. 104 and (ii) an internal profit target based on the metric calculated by deducting our expenses determined in accordance with GAAP from the internal revenues described in (i) above. Because we defer a substantial portion of the revenue realized under our alliance agreements, we do not believe our results determined in accordance with GAAP provide as accurate a measure of our executives’ annual contribution to corporate performance as non-GAAP financial measures that reflect the flows of the products subject to these agreements to drug wholesalers and other ultimate customers as reported to us by our marketing partners.
     The 2007 corporate performance goals were recommended by our chief executive officer and set by the compensation committee based on their assessment of current and anticipated market and other conditions affecting our business and the goals. In the view of the compensation committee, payout on these performance goals in 2007 required substantial achievement by each named executive officer. Because our 2007 revenue-based and profit-based performance goals were ultimately achieved at these targets, all named executive officers received a cash incentive award payout based upon the achievement of such performance. The use of identical performance goals tied to substantive increases in the revenue- and profit-based criteria for all of our named executive officers supports our stated compensation philosophies of rewarding named executive officers for positive performance, aligning the interests of our executives with those of our stockholders and maintaining executive cohesion and teamwork through the implementation of similar pay structures for our executives.
     For 2008, corporate performance goals have been set in a similar manner as those in 2007. As a result, these goals were set by the compensation committee so that they are reasonably likely, but by no means certain, of being attained. Our continued use of these corporate performance goals in 2008 with respect to our named executive officers is tied to the compensation objectives described above.
     All performance goals are disclosed to and discussed with each executive at the beginning of the year. An executive must generally be actively employed by us on the payment date to receive an annual cash incentive award. Each set of performance goals counts for a portion of the total potential bonus that may be received, and items constituting individual performance goals are individually weighted. The portion of the bonus based on overall corporate performance is earned in full if the goals are met. Payouts of cash incentive awards are determined in part by the compensation committee’s or chief executive officer’s determination as to whether such goals were achieved in whole or in part. See “— Summary Compensation Table” and “— Grants of Plan-Based Awards During Fiscal Year Ended December 31, 2007” for the amounts related to actual cash incentive awards paid out by us and the target annual cash incentive awards for 2007 performance.
     Equity Awards
     We maintain the Impax Laboratories, Inc. 2002 Amended and Restated Equity Incentive Plan for the purpose of granting stock options and other equity-based awards, such as stock appreciation rights (commonly known as SARs) and stock bonus awards (also known as restricted stock awards), to our employees, including our named executive officers. We have historically granted to our named executive officers only stock options, including incentive stock options and non-qualified stock options, under the 2002 plan. During 2007 (as well as 2006 and 2005 as to certain named executive officers) we did not grant any equity awards to any of our named executive officers. In 2007, our compensation committee believed that it was inappropriate to grant equity awards to our named executive officers (except with respect to the awards granted under Mr. Doll’s employment agreement) while we were in the process of regaining compliance with our public reporting requirements. We may consider making awards of stock options or other equity incentive awards to our named executive officers in 2008.
     Option awards produce value to our named executive officers only if the price of our stock appreciates, and then only to the extent of the excess of our stock price over the exercise price of the option. Our stock options are granted with an exercise price equal to the fair market value on the date of grant to avoid providing any immediate benefit to the named executive officer upon grant. Option awards also link the interests of our executives to our stockholders in that the exercise of an option would result in the executive being issued shares of our common stock. Because they generally vest incrementally over time, options create an incentive for named executive officers to continue their employment with us for extended periods after the initial grant.

     We have established procedures for granting equity awards to all of our eligible employees, including our named executive officers. Each year we establish a stock option or stock bonus award amount (the “equity compensation award”) for each level of responsibility within our organization, subject to approval by the compensation committee. In arriving at the option component of the equity compensation award, we use a number of factors, including the grant date fair value of the option as determined by SFAS No. 123R and the percentage of total shares outstanding that each option would represent if exercised in full. Grants are made in the following three ways:
•	New hires and promotions. During the first week of the third month of each calendar quarter we grant an equity compensation award to any employee who was hired or promoted during the preceding quarter (the grant to promoted employees being made only to the extent necessary to make their equity compensation award comparable to those made to others at the new level of responsibility).

•	Annual grants. During the second two weeks of each October we make a grant equal to half the current applicable equity compensation award to each eligible employee.

•	Special grants. During the final week of each June and December, we make special awards for exemplary individual performance to employees selected by the chief executive officer from a pool of candidates recommended by senior management.
     The board of directors or compensation committee, however, retains discretion, in appropriate circumstances, to provide a different amount of equity awards for both the new hire/promotion and the annual grants. We might, for example, increase the number of options above the specified amount if needed to retain an executive who would, upon leaving his current position, be required to forfeit a substantial unvested option or restricted stock position. We have not, and in the future do not intend to, time the award of any equity-based compensation to coincide with the release of favorable or unfavorable information about us.
     Our equity awards are issued as long-term compensation that generally vest over a period of four years. This is consistent with our philosophy of linking the financial interests of our named executive officers to that of stockholders. The long-term compensation balances the short-term compensation paid in the form of base salary and annual incentive awards. We strive to keep option grants at the same level as our cash and incentive compensation, i.e., between the 25th and 50th percentiles of companies included in the Radford survey.
     For all of our equity awards, we establish the amount to be awarded to each of our named executive officers based upon the level of each position. As part of our goal of maintaining pay parity wherever possible, we tend to grant the same or similar amounts of options to executives with similar titles and levels of responsibility. Grants of awards under the 2002 plan must be approved by the board of directors or a committee (or subcommittee) consisting of two or more outside directors. For all named executive officers, except our chief executive officer and chairman, option amounts and terms are generally proposed by our chief executive officer, subject to ultimate approval by the board of directors or compensation committee. Option grants to our chief executive officer and chairman are determined solely by the board of directors or compensation committee.
     In our September 2006 employment agreement with Mr. Doll, we agreed to grant him two awards of options and stock bonuses, subject in each case to approval by our stockholders of an amendment to our 2002 plan to provide enough shares of common stock to permit the issuance of these awards. For a discussion of these provisions, see “— Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers — Employment Agreement with David S. Doll.”
     Unlike options, stock bonus awards provide value to our named executive officers immediately upon grant and increase in value based upon increases in the market price for our common stock. Also, unlike base salary and annual cash incentive awards, stock bonus awards are designed to serve as compensation to reward long-term performance, as the awards do not fully vest until a period of seven years has elapsed. The vesting period of these stock bonus awards is substantially longer than the options we agreed to grant to Mr. Doll, which were subject to a four-year vesting period. As a result, the equity compensation to be awarded to Mr. Doll would effectively reward him for his performance over a substantially longer time frame than the option awards.
     Prior to agreeing to issue these awards, we had not issued stock bonus awards to any of our named executive officers, and, while we reserve the right to do so in the future, we presently do not have any intention to issue other stock bonus awards to our named executive officers. We also agreed to issue these awards even though we have generally suspended the granting of equity awards to our executive officers and did not otherwise make such grants in 2007, as discussed above. We decided to take a different approach to equity awards under Mr. Doll’s employment agreement primarily for the following reasons:
•	First, we determined that the executive having responsibility for our sales and marketing functions is a valuable asset to our company. Mr. Doll’s overall industry and sales experience allowed him to take on an increased amount of responsibility in his position, including business and product development and the growth of vital strategic relationships and alliance agreements’ partnerships.

•	Second, we recognized that there is significant competition in our industry for employees with Mr. Doll’s experience. We also became aware that many of our competitors have been increasingly using stock bonuses as an inducement to attract, retain and motive their key employees. As a result, we believed that stock bonus awards would need to be a key element in any compensation package we offered Mr. Doll.

•	Third, we believed that a central component of our ability to retain Mr. Doll as a key member of our management team was providing him with direct and tangible equity ownership in our company, which we could only do through stock bonus awards.
     We believe that our decision to grant these options and stock bonus awards to Mr. Doll as part of his employment agreement was consistent with many aspects of our overall compensation philosophy, including:
•	Aligning Mr. Doll’s interests with those of our stockholders and rewarding him for positive performance — we chose equity-based compensation to provide Mr. Doll with an economic benefit that increased in value only if our share price increased, thus aligning his interests with those of our stockholders. Also, because we believed that Mr. Doll’s contributions would have a direct positive impact on our operating and financial success, it was our view that increases in value of these equity-based awards stemming from our financial performance would reward him for efforts that generated direct or indirect increases in stockholder value.

•	Retaining and motivating Mr. Doll’s employment with us — we chose to grant equity awards with long-term vesting periods in an effort to retain his employment over an extended period of time. We also believed that the grant of equity awards that increased in value over time as our operating performance continued to improve would serve to encourage him to maintain positive performance with us in future years.

•	Balancing long-term and short-term performance goals — because Mr. Doll’s equity awards were to vest over a period of four and seven years, we believed that they served to counterbalance his base salary and cash incentive awards, which rewarded him for his achievement of short-term performance goals.
     We agreed with Mr. Doll that if our stockholders did not approve the issuance of the equity awards contemplated in that agreement, he would be entitled to receive the “economic benefits” of such awards, as determined by the compensation committee. In doing so, we wanted to provide Mr. Doll with the economic equivalent of these awards and not penalize him if for some reason our stockholders did not approve the amendments to the 2002 plan to permit their issuance. We also agreed that, upon exercise of his options, we would reimburse Mr. Doll for the difference, if any, between the exercise price he ultimately pays (which will be equal to the fair market value of our common stock on the date the options are deemed granted under SFAS No. 123R) and the exercise price he would have paid had the options been granted on the date of the employment agreement. We wanted to prevent Mr. Doll from suffering any economic loss or hardship upon exercising the options because the 2002 plan did not, on the date of the employment agreement, have sufficient shares to permit the award of his options.
     401(k) Plan and Non-Qualified Deferred Compensation Plan Contributions
     Retirement plans, in general, are designed to provide executives with financial security after their employment has terminated and, through the incremental vesting of our matching contributions to such plans over time, provide a retentive element to the overall pay package. Our named executive officers are eligible to participate in the Impax 401(k) Profit Sharing Plan, which allows them to contribute a portion of their base salary and bonus to support their financial needs upon retirement. For 2007, we also contributed to each participant’s account an amount equal to 50% of the amount contributed by the named executive officer, with our contribution not to exceed 3% of the participant’s annual total compensation. Our matching contributions to the 401(k) plan vest depending on the number of years the named executive officer has worked at our company, with all matching contributions vesting after the third year of service at the company. Amounts contributed to the 401(k) plan are invested in one or more investment fund options. Participants generally do not pay U.S. federal income tax on contributions to or earnings in the 401(k) plan until the participant makes withdrawals from his or her plan account.
     Our named executive officers also are eligible to participate in the Impax Laboratories, Inc. Executive Non-Qualified Deferred Compensation Plan, restated effective January 1, 2005. See “— Non-Qualified Deferred Compensation During Fiscal Year Ended December 31, 2007” and “— Narrative Disclosure to Non-Qualified Deferred Compensation Table.” For 2007, we made a matching contribution for each participant equal to 50% of the participant’s contribution, not to exceed 5% of the participant’s base pay and bonus per year. A participant’s account is notionally invested in one or more investment funds and the value of the account is determined with respect such investment allocations. We retain the discretion to reduce the level of matching contributions or eliminate them altogether, but we have not chosen to do so.
     These benefits are offered to provide financial security and peace of mind for our executives, and are consistent with our goal of attracting and retaining our executives. Because we do not provide either a qualified or a non-qualified defined benefit pension plan (often referred to as a SERP), we believe that the overall retirement plan benefits for our named executive officers are modest as compared to other public companies of our size. We also believe these contributions represent standard benefits that executive-level employees of public companies commonly receive. For these reasons, we do not take these matching contributions into consideration when setting other aspects of compensation for our executive officers.
     Employment Agreement with David S. Doll
     Stemming from the March 2006 decision of Barry R. Edwards to retire as our Chief Executive Officer, Mr. Edwards and Dr. Hsu decided that Mr. Doll, who was at the time our Senior Vice President, Sales and Marketing, would continue to play a key role as a part of our senior management team. Prior to this time, Mr. Doll did not have an employment agreement with us.
     As part of the succession-planning process, we believed it was important to retain continuity in the executive commercial development function, given the importance of that role and its direct impact upon our future success. To retain Mr. Doll’s services and to provide him with a level of employment security, we offered Mr. Doll the possibility of entering into an employment agreement with us, which he accepted. In the months that followed, we discussed with Mr. Doll the framework for an employment agreement, with Mr. Edwards and Dr. Hsu leading these discussions for us. On September 1, 2006, after discussions between the parties had been successfully concluded, we entered into a three-year employment agreement with Mr. Doll, pursuant to which he was promoted to the position of Executive Vice President, Commercial Operations.
     Post-Employment and Change-in-Control Benefits
     We entered into employment agreements with each of Dr. Hsiao and Dr. Hsu in 1999 and with Mr. Doll in 2006. See “— Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables — Agreements with Our Named Executive Officers” for a summary of certain material terms of such agreements.
     As part of these employment agreements, we provide certain benefits upon:
•	a termination of employment due to the executive’s death or disability;

•	a termination of employment by us other than for cause, as defined in the employment agreement; or

•	a termination of employment by the executive for good reason, as defined in the employment agreement, including upon a change in control.
     In the case of each employment agreement, the terms of these arrangements were set through the course of arms-length negotiations with each of the named executive officers. As part of these negotiations, the compensation committee analyzed the terms of the same or similar arrangements for comparable executives employed by other companies in the Radford survey. This approach was used by the compensation committee in setting the amounts payable and the triggering events under the arrangements.
     Severance payments include a cash payment that is generally based upon the salary and annual incentive payment history of the named executive officer at issue. Severance benefits may also include the accelerated vesting of our matching contributions under the non-qualified deferred compensation plan, the accelerated vesting of stock options and stock bonus awards, and the extension of the exercisability of an award. We may also agree to “gross up” the amount of the executive’s severance payment to account for the executive’s excess parachute payment excise tax liability. The amount of this gross-up payment may be influenced by the value of options and stock bonus awards that vest on an accelerated basis.
     Generally speaking, we provide severance to our executives to give them financial peace of mind in the event they suffer an involuntary termination other than for cause. We believe that the risk or possibility of an involuntary termination or change in control creates uncertainty for named executive officers regarding their continued employment with us. These scenarios may include, among other things, a termination of employment or a change in an executive’s job location, position or duties, whether on an individual basis or due to an overall reduction in or change to our workforce, or a change in other members of senior management resulting from a change in control event. As a result, our severance benefits are linked to our compensation philosophy of encouraging the long-term retention of our executives.
     Severance benefits for a change in control are paid pursuant to a “single trigger”; that is, they are earned regardless of whether the executive has been terminated or demoted or has otherwise experienced any diminution in compensation or duties. We believe that a single trigger gives our executives a modest level of financial security and peace of mind in the event that we experience a change in control, regardless of whether the executive has suffered or will suffer any specific adverse employment circumstance.
     We believe that all of our severance and termination-related benefits are typical of those received by other executives in our industry in both structure and amount. See “— Potential Payments upon Termination or Change in Control” for a summary of these severance and change in control provisions, the amount of potential payments that our named executive officers might receive and the method by which these benefit levels were determined.
     Other Benefits and Perquisites
     Our named executive officers participate in a wide array of benefit plans that are available to all of our salaried employees generally, including medical, dental, life and long-term disability insurance plans. Most of these benefits provide financial security and peace of mind for employees and executives and are generally viewed as a standard part of basic employee benefits within our industry. We generally do not provide to our named executive officers any material compensation in the form of perquisites.
     Tax and Accounting Treatment of Compensation
     Section 162(m)
     Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, currently limits the deductibility for U.S. federal income tax purposes of certain compensation paid in any year by a publicly held corporation to its chief executive officer and any other employee whose compensation is required to be reported to stockholders by reason of being among the three most highly compensated officers. As a result of Section 162(m), we cannot deduct for U.S. federal income tax purposes any compensation paid to any of these employees in an amount over $1 million unless the compensation is “performance-based compensation” as defined under Section 162(m).
     Amounts we pay as base salary and annual cash incentive compensation do not qualify for the “performance-based compensation” exception. Although we intend that options and other awards issued under our 2002 plan not be subject to the $1 million limitation in reliance upon this exception, compliance with the performance-based compensation exception is subject to a number of very technical requirements. Although the deductibility of compensation we have paid to executive officers has not been impacted by Section 162(m) in 2007, there can be no assurance that we will be able to comply with all of these requirements in the future.

     Section 280G
     Under Section 280G of the Code, a 20% excise tax is imposed upon named executive officers and other executive officers or employees who receive an “excess parachute payment” upon a change in control. An excess parachute payment is deemed to be received to the extent that such a change-in-control payment exceeds an amount approximating three times the employee’s average annual compensation, determined by a five-year average. A company also loses its tax deduction for any excess parachute payments made.
     We attempt to structure our severance packages so that they do not trigger an excess parachute payment (or a corresponding loss of our tax deduction), but there is no guarantee that the severance arrangements we have entered into will not require such a payment if and when they are triggered. Our employment agreements typically do not require us to reimburse an executive officer for the amount of any excise tax owed as a result of an excess parachute payment, although we may voluntarily agree to provide such a reimbursement to an executive officer in appropriate circumstances.

          Section 409A
     Section 409A of the Code provides for the payment of additional taxes by our directors, officers and employees with respect to various deferred compensation arrangements we maintain, including:
•	employment and severance agreements between us and our officers;

•	our non-qualified deferred compensation plan; and

•	other compensation arrangements we enter into with our directors, officers and employees.
     Generally, however, Section 409A of the Code does not apply to incentive stock options and nonqualified stock options that are granted at fair market value if no deferral is provided beyond exercise. Section 409A also does not apply to our stock bonus awards. In the event that a deferred compensation arrangement fails to comply with Section 409A in form or operation, an officer, director or employee may become subject to:
•	the imposition of U.S. federal income tax, and potentially state and local income tax, on all amounts deferred in the tax year in which the amounts are deferred (or, if later, in the tax year when the receipt of the benefits is no longer subject to a substantial risk of forfeiture);

•	a penalty tax of 20% of the includable amount (in addition to the regular income tax at ordinary income rates); and

•	interest at the underpayment rate plus 1 percent from the time the amount was first deferred (or, if later, the tax year when the benefits are no longer subject to a substantial risk of forfeiture) until the time the amount is included in income.
     Deferred compensation arrangements may, in some cases, be amended to avoid the adverse tax consequences of Section 409A. Such amendments must be made no later than December 31, 2008. We are in the process of evaluating our deferred compensation plans, employment and severance agreements and other compensation arrangements covered by Section 409A. We intend to make appropriate changes to comply with the requirements of Section 409A and the accompanying regulations to ensure that there are no adverse tax consequences for our directors, officers and employees. We may be required to renegotiate some or all of these agreements or arrangements with our directors and executive officers or to make changes to our deferred compensation plan, to bring them into compliance with Section 409A.
          SFAS No. 123R
     Accounting rules and pronouncements govern how we value option and stock bonus awards that we make and when those awards are to be recognized as compensation expense on our consolidated financial statements. Under SFAS No. 123R, we calculate the full grant date fair value of awards using a variety of assumptions. This calculation is performed for accounting purposes, as an executive officer might never realize any value from the award. This may happen, for example, when the value of a share of stock on which the executive holds an option falls below the exercise price of the option and remains below the exercise price, rendering the option worthless to the executive. SFAS No. 123R also requires that companies recognize the compensation cost of a stock option or stock bonus award proportionately over the period that an employee is required to render service in exchange for a share-based payment.
     In the Summary Compensation Table on page 57, the dollar amounts shown in the “Option Awards” column represent the compensation expense recognized by us in 2007 for awards made prior to 2007. These amounts do not necessarily represent the value received by an executive officer during 2007. To date, the SFAS No. 123R expense has not been a significant factor in setting or changing our equity compensation grant practices.

Summary Compensation Table
     The following table sets forth information relating to all compensation awarded to, earned by or paid to the following individuals for all services rendered in all capacities to us during each of the fiscal years ended December 31, 2007 and December 31, 2006:
•	all individuals serving as our principal executive officer;

•	our principal financial officer; and

•	our two most highly compensated executive officers in the fiscal year ended December 31, 2007 whose total compensation exceeded $100,000.

				Non-Equity
				Incentive
			Option	Plan	All Other
Name and		Salary	Awards ($)	Compensation	Compensation		Total
Principal Position	Year	($)	(1)	($) (2)	($) (3)		($)
Charles Hsiao, Ph.D.	2007	$375,000	$6,976	$—	$37,662	(4)	$419,638
Chairman (principal executive officer)	2006	394,231	49,014	—	56,325	(4)	499,570

Larry Hsu, Ph.D.	2007	375,000	6,976	243,750	63,292	(5)	689,018
President and Chief Executive Officer (principal executive officer)	2006	394,231	49,014	253,125	54,128	(5)	750,498

Arthur A. Koch, Jr.	2007	243,472	—	167,500	34,713	(6)	445,685
Senior Vice President, Finance and Chief Financial Officer (principal financial officer)	2006	230,937	—	143,902	27,250	(6)	402,089

David S. Doll	2007	324,250	2,790	216,745	38,544	(7)	582,239
Executive Vice President, Commercial Operations	2006	288,315	18,053	197,650	28,595	(7)	532,613

Charles V. Hildenbrand	2007	219,801	—	143,430	31,483	(8)	394,714
SVP-Operations	2006	204,148	—	124,189	25,943	(8)	354,280

(1)	Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007, 2006 and 2005, as applicable, in accordance with SFAS No. 123R based on assumptions set forth in Note 15 to the consolidated financial statements included in this registration statement and disregarding the estimate of forfeitures related to service-based vesting conditions. These dollar amounts relate to awards granted prior to 2007 and 2006, as applicable.

(2)	Represents annual cash incentive awards paid in 2008 for 2007 performance and paid in 2007 for 2006 performance.

(3)	In 2007, we paid matching contributions on amounts deferred by our named executive officers to our non-qualified deferred compensation plan and 401(k) plan from their respective 2007 salaries and cash incentive awards paid in 2007 with respect to 2006 performance. Our matching contributions for 2006 relate to amounts deferred by our named executive officers to our qualified deferred compensation plan and 401(k) plan from their respective 2006 salaries and cash incentive awards paid in 2006 with respect to 2005 and 2004 performance.

(4)	Represents the following: (i) our matching contribution of $18,750 and $41,833 under our non-qualified deferred compensation plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; (ii) our matching contributions of $13,577 and $10,211 under our 401(k) plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; and (iii) our medical, life insurance and long-term disability insurance premium payments during the fiscal years ended December 31, 2007 and 2006, respectively, of $5,335 and $4,281, in the aggregate, respectively.

(5)	Represents the following: (i) our matching contribution of $31,406 and $41,350 under our non-qualified deferred compensation plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; (ii) our matching contributions of $10,655 and $9,922 under our 401(k) plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; and (iii) our medical, life insurance and long-term disability insurance premium payments during the fiscal years ended December 31, 2007 and 2006, respectively, of $21,231 and $2,856 in the aggregate, respectively.

(6)	Represents the following: (i) our matching contribution of $19,369 and $14,371 under our non-qualified deferred compensation plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; (ii) our matching contributions of $7,991 and $5,766 under our 401(k) plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; and (iii) our medical, life insurance and long-term disability insurance premium payments during the fiscal years ended December 31, 2007 and 2006, respectively, of $7,353 and $7,113, in the aggregate, respectively.

(7)	Represents the following: (i) our matching contribution of $26,095 and $18,504 under our non-qualified deferred compensation plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; (ii) our matching contributions of $7,518 and $7,500 under our 401(k) plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; and (iii) our medical, life insurance and long-term disability insurance premium payments during the fiscal years ended December 31, 2007 and 2006, respectively, of $4,931 and $2,591, in the aggregate, respectively.

(8)	Represents the following: (i) our matching contribution of $6,880 and $3,184 under our non-qualified deferred compensation plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; (ii) our matching contributions of $10,235 and $8,391 under our 401(k) plan, with respect to the fiscal years ended December 31, 2007 and 2006, respectively; and (iii) our medical, life insurance and long-term disability insurance premium payments during the fiscal years ended December 31, 2007 and 2006, respectively, of $14,368 and $14,368, in the aggregate, respectively.

Grants of Plan-Based Awards During Fiscal Year Ended December 31, 2007
     The following table sets forth information regarding grants of non-equity incentive plan awards to our named executive officers during the fiscal year ended December 31, 2007. We did not grant any equity awards to our named executive officers during 2007.

		Estimated Possible Payouts
		Under Non-Equity Incentive
		Plan Awards
	Threshold	Target	Maximum
Name	($)(1)	($)(2)	($)(1)
Charles Hsiao, Ph.D.	—	$—	—
Larry Hsu, Ph.D.	—	281,250	—
Arthur A. Koch, Jr.	—	182,604	—
David S. Doll	—	243,188	—
Charles V. Hildenbrand	—	164,851	—

(1)	We do not establish threshold or maximum amounts, as such terms are used in this table under the applicable SEC rules, in connection with our non-equity incentive plan awards.

(2)	This amount represents a maximum award of 75% of the named executive officer’s base salary earned during the fiscal year ended December 31, 2007. The compensation committee retains its discretion to establish base salary percentages, which were set at 75% for all named executive officers for 2007. Once set, the compensation committee has the discretion to pay at above or below these percentage targets depending on our overall financial and operational performance and individual performance. See “ — Compensation Discussion and Analysis — Components of Our Executive Compensation Program — Annual Cash Incentive Awards” for a discussion of performance goals that the named executive officers should achieve to earn the awards.

Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables
     Agreements with Our Named Executive Officers
     During the fiscal year ended December 31, 2007, we had employment agreements with Drs. Hsiao and Hsu and Mr. Doll. The following is the description of certain material terms of these agreements. This description is intended as a summary only and is qualified in its entirety by reference to the complete text of the employment agreements, which are filed as exhibits to this registration statement.
     Employment Agreements with Charles Hsiao and Larry Hsu
     At the closing of the merger of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., effective December 14, 1999, we entered into employment agreements with Dr. Hsiao and Dr. Hsu. In January 2004, we amended Dr. Hsiao’s employment agreement.
     Each of the employment agreements contains substantially similar terms. The employment agreements contain initial three-year terms that automatically renew for successive one-year periods unless terminated by either party at least six months prior to the expiration of the initial term or any renewal term.
     Pursuant to the employment agreements, base salary for each executive was initially set at $175,000 per year, subject to discretionary increases in accordance with our normal procedures and policies. We also agreed to provide Drs. Hsiao and Hsu with additional compensation, including:
•	a bonus, based on criteria established by our board of directors;

•	full health, dental, vision and disability insurance, as well as life insurance and any other benefits customarily offered to our senior executive officers;

•	four weeks of paid vacation time annually; and

•	the reimbursement of all out-of-pocket expenses related to job performance.
     The employment agreements contain customary non-competition, non-interference, non-disclosure and assignment of inventions provisions.
     Each of Drs. Hsiao and Hsu’s employment agreements contains provisions that provide them with benefits upon termination or a change in control. See “— Potential Payments upon Termination or Change in Control.” Dr. Hsiao died in August 2008.
     Employment Agreement with David S. Doll
     Our September 1, 2006 employment agreement with Mr. Doll, our Executive Vice President, Commercial Operations, provided for an initial three-year term, which automatically renews for successive one-year periods unless terminated by either party at least 60 days prior to the expiration of the initial term or any renewal term. The agreement set Mr. Doll’s initial annual base salary at $295,000 and provided for increases to $335,000 beginning February 1, 2007 and $395,000 beginning February 1, 2008. The maximum amount of Mr. Doll’s cash incentive award was set at 75% of his base salary. Under the employment agreement, he was to be evaluated for eligibility to receive this award under the same procedures we have implemented for our other named executive officers. See “— Compensation Discussion and Analysis — Components of Our Executive Compensation Program — Annual Cash Incentive Awards.”
     Mr. Doll was entitled to receive a number of paid vacation days in each calendar year as determined by us from time to time for our senior executive officers. Unused vacation days could not be accrued, carried over or otherwise converted into compensation. We also agreed to provide Mr. Doll with any fringe benefits available to our senior executive officers and such other fringe benefits as our board of directors or the compensation committee may deem appropriate, as well as to reimburse him for all out-of-pocket expenses related to his job performance.

     Under his employment agreement, Mr. Doll received, subject to stockholder approval, an option under our 2002 plan to purchase 30,000 shares of common stock, which option vested in four equal annual increments beginning on the first anniversary of the date of grant. He was also eligible to receive on September 1, 2008, subject to stockholder approval, a second option to purchase 30,000 shares of common stock, which option would also vest in four equal annual increments beginning on the first anniversary of the date of grant. These options were to have an exercise price equal to the fair market value of our common stock on the date our stockholders approve amendments to our 2002 plan to permit the issuance of the options to Mr. Doll. To the extent that the fair market value of the common stock on the date the option is approved was higher than the value of our stock on the date of the employment agreement, we agreed to credit the amount of such excess to Mr. Doll upon his exercise of the option.
     Mr. Doll also received, subject to stockholder approval, a stock bonus award under our 2002 plan of 30,000 shares of common stock, which award vested in seven equal annual increments. He was also eligible to receive on September 1, 2008, subject to stockholder approval, a second stock bonus grant of 30,000 shares of common stock also vesting in seven equal annual increments. In order to enable Mr. Doll to satisfy the minimum withholding tax obligations with respect to the vesting of the stock bonus awards, we would withhold from the stock bonus awards that vest each year a number of shares having a fair market value equal to the amount required to be withheld. If stockholder approval permitting the grant of these options and stock bonuses was not obtained prior to the expiration or termination of the employment agreement or a change in control, Mr. Doll would be entitled to receive the economic benefits of all such awards, as reasonably determined by our compensation committee.
     Under the employment agreement, Mr. Doll was subject to non-disclosure, non-disparagement, and intellectual-property-assignment provisions and was, and for one year after termination of the agreement would continue to be, prohibited from soliciting our current or former customers, contractors, subcontractors, vendors or suppliers to cease doing business with us, and from soliciting our employees to leave their employment with us. In addition, Mr. Doll agreed to indemnify us from any liability that arises due to his failure to comply with these covenants.
     Mr. Doll’s employment agreement also contained termination, severance and change in control provisions. See “— Potential Payments upon Termination or Change in Control.”
     We entered into a separation agreement with Mr. Doll, dated July 30, 2008, under which he resigned his position effective August 1, 2008, the September 1, 2006 employment agreement was terminated and Mr. Doll’s rights with respect to the options to purchase 60,000 shares and the stock bonus awards granted and to be granted under the employment agreement, as well as his rights under fully vested options to purchase 172,500 shares of common stock separately held by Mr. Doll, were terminated. Under the separation agreement we agreed to pay Mr. Doll separation benefits consisting of $620,000 and 94,705 shares of our common stock. The agreement also subjects Mr. Doll to non-disclosure and non-disparagement provisions and prohibits him from soliciting our employees to leave their employment with us. We and Mr. Doll also executed mutual releases of any claim each might have against the other arising out of Mr. Doll’s employment.
     In addition, we entered into a one-year consulting agreement with Mr. Doll effective September 4, 2008, under which, Mr. Doll agreed to provide us with certain litigation-related services upon our request. Pursuant to the consulting agreement, Mr. Doll was granted 9,836 shares of our common stock, and we agreed to compensate Mr. Doll at the rate of $275 per hour for his services. The consulting agreement also subjects Mr. Doll to certain disclosure, assignment of intellectual property, and confidentiality requirements. We may terminate the consulting agreement for no reason upon 45-days written notice to Mr. Doll. Mr. Doll may terminate the consulting agreement only in the event of our material breach of the agreement which has not been cured within 45 days notice of such breach.

     Comparison of Salary and Bonus to Total Compensation Paid
     The table below sets forth the amount of salary and annual cash incentive award for each named executive officer as a percentage of total compensation paid with respect to 2006 and 2007.

			Non-Equity
			Incentive Plan
			Payments as
		Salary as	Percentage of
		Percentage of	Total
		Total	Compensation
Name	Year	Compensation (%)	(%)
Charles Hsiao, Ph.D.	2007	89	— (1)
	2006	79	— (1)

Larry Hsu, Ph.D.	2007	54	35
	2006	53	34

Arthur A. Koch, Jr.	2007	55	38
	2006	57	36

David S. Doll	2007	56	37
	2006	54	37

Charles V. Hildenbrand	2007	56	36
	2006	58	35

(1)	Because Dr. Hsiao’s role was changing from an executive to a non-executive position, the compensation committee determined to forego any cash incentive award to Dr. Hsiao for 2006 and 2007 and to consider a future cash incentive award to him based upon a cumulative three-year review of his performance at the end of 2008.

Outstanding Equity Awards at December 31, 2007
     The following table sets forth the information regarding the outstanding option awards for our named executive officers at December 31, 2007. There were no outstanding stock awards at December 31, 2007.

	Option Awards
	Number
	of
	Securities
	Underlying
	Unexercised	Option
	Options	Exercise	Option
	(#)	Price	Expiration
Name	Exercisable (1)	($)	Date
Charles Hsiao, Ph.D.	333,580	$0.82	02/01/2009
	60,800	5.00	12/22/2010
	100,000	6.72	03/08/2012
	75,000	3.04	03/10/2013

Larry Hsu, Ph.D.	50,000	5.00	12/22/2010
	100,000	6.72	03/08/2012
	75,000	3.04	03/10/2013

Arthur A. Koch, Jr.	50,000	17.13	02/22/2015

David S. Doll	45,000	6.81	01/19/2011
	40,000	11.11	09/24/2011
	30,000	6.72	03/08/2012
	30,000	3.04	03/10/2013
	27,500	9.85	09/21/2015

Charles V. Hildenbrand	50,000	14.55	08/30/2014
	11,459	9.85	09/21/2015

(1)	All options vest in four equal annual installments beginning on the first anniversary of the date of grant.
     On June 6, 2008, in connection with his hiring, we granted Michael Nestor, President, Impax Pharmaceutical Division, an option to purchase 75,000 shares of our common stocks at an exercise price per share of $8.53. The option expires on June 6, 2018 and vests in four equal annual installments beginning on the first anniversary of the date of grant.

Non-Qualified Deferred Compensation During Fiscal Year Ended December 31, 2007
     The following table sets forth the benefits received by our named executive officers under our non-qualified deferred compensation plan during the fiscal year ended December 31, 2007 as well as the aggregate non-qualified deferred compensation balances at December 31, 2007.

					Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance at
	Contributions in	Contributions in	Earnings	Withdrawals/	December 31,
	2007	2007	in 2007	Distributions	2007
Name	($) (1)	($) (2)	($)	($)	($) (3)
Charles Hsiao, Ph.D.	$37,500	$18,750	$21,956	—	$470,082
Larry Hsu, Ph.D.	62,813	31,406	11,628	—	464,081
Arthur A. Koch, Jr	38,737	19,369	4,102	—	138,139
David S. Doll	52,190	26,095	9,179	—	329,735
Charles V. Hildenbrand	13,760	6,880	(3,772)	—	42,263

(1)	Represents amounts deferred by each named executive officer to our non-qualified deferred compensation plan and reported in the Summary Compensation Table above under “Salary” for 2007 and “Non-Equity Incentive Plan Compensation” for 2006, relating to cash incentive awards paid in 2007 for 2006 performance, as follows:

		Non-Equity Incentive Plan
	2007 Salary Contributions	Contributions for 2006
Name	($)	Performance ($)
Charles Hsiao, Ph.D.	$37,500	$— (1)
Larry Hsu, Ph.D.	37,500	25,313
Arthur A. Koch, Jr	24,347	14,390
David S. Doll	32,425	19,765
Charles V. Hildenbrand	8,792	4,968

(1)	Because Dr. Hsiao’s role was changing from an executive to a non-executive position, the compensation committee determined to forego any cash incentive award to Dr. Hsiao for 2006 and 2007 and to consider a future cash incentive award to him based upon a cumulative three-year review of his performance at the end of 2008.

Amounts deferred by named executive officers to our non-qualified deferred compensation plan from their respective cash incentive awards paid in 2008 for 2007 performance and our matching contributions related to such deferred compensation made in 2008 will be included in the next year’s Non-Qualified Deferred Compensation table. Such amounts deferred by our named executive officers are included in the cash incentive awards reported under “Non-Equity Incentive Plan Compensation” for 2007 in the Summary Compensation Table above.

(2)	These amounts are reported under “All Other Compensation” in the Summary Compensation Table above.

(3)	Of the amounts shown, the following were included in the Summary Compensation Table for 2006 and represent the amounts deferred by each named executive officer from the salary earned and paid in 2006: Dr. Hsiao — $39,423, Dr. Hsu — $39,423, Mr. Koch — $23,094, Mr. Doll — $28,831, and Mr. Hildenbrand — $4,777. Our matching contributions relating to 2006 salary payments and cash incentive awards paid in 2006 for 2005 and 2004 performance were reported in “All Other Compensation” for 2006 in the Summary Compensation Table above. For information regarding named executive officers’ deferrals from their respective cash incentive awards earned for 2006 performance, see footnote 1 above.

Narrative Disclosure to Non-Qualified Deferred Compensation Table
     Our non-qualified deferred compensation plan permits highly-compensated individuals to receive a similar level of benefits (in terms of the overall percentage of their income eligible for tax deferral and employer matching contributions) as are available to employees with lower levels of income. Participants in this plan may defer up to 10% of the participant’s base salary and bonus payable in a given year. Participants may also credit their plan accounts with any excess deferrals that are to be returned to the participant from our 401(k) plan due to the application of the tax code’s participation and discrimination standards. We make a matching contribution for each participant equal to 50% of the participant’s contribution, not to exceed 5% of the participant’s base pay and bonus. A participant’s account is notionally invested in one or more investment funds and the value of the account is determined with respect to such investment allocations. We have the ability to reduce the level of matching contribution or eliminate it altogether, but we have not chosen to do so. Participants are fully vested in their contributions when made. Our matching contributions vest depending on the number of years of service, with participants being fully vested after five years of service. No contributions are forfeited as a result of a separation due to death, disability, termination of the plan or a change in control.
     Benefits attributable to a participant may be valued as if they were invested in one or more investment funds (as set forth in the non-qualified deferred compensation plan), as directed by participants in writing. Participants may change their selection of investment funds from time to time in writing in accordance with the procedure established by the plan administrator. Changes will take effect as soon as administratively practicable. If a participant does not select an investment fund, the participant will be deemed to have selected the Alliance Money Market fund.
     The portion of a participant’s benefit account valued by reference to the investment funds will be valued daily based upon the performance of the investment funds selected by the participant. The valuation will reflect the net asset value per share of the designated investment funds, as determined by the plan administrator. The plan administrator may establish uniform rules limiting a participant’s eligibility to allocate contributions to an account based on health, income, or such other factors as the administrator may deem appropriate. The plan administrator has not as yet established rules limiting the allocation of plan contributions.
     If a participant terminates his or her employment, or an eligible consultant ceases to render service to us, for any reason, including death, we will pay the participant an amount equal to the value of the vested balance credited to the participant’s plan account. If the participant has died, the balance of that account will be paid to one or more beneficiaries designated by the participant. See “— Potential Payments upon Termination or Change in Control — Description of Applicable Termination and Change-in-Control Provisions — Non-Qualified Deferred Compensation Plan” for a description of the form of payouts, withdrawals and other distributions under our non-qualified deferred compensation plan.
     A participant must select the form and commencement date of the payment of retirement benefits prior to the initial allocation of contributions to the participant’s plan account. The participant and the plan administrator may, by mutual agreement, change the participant’s initial selection of the form of distribution, provided that:
•	the election is made at least one year prior to the participant’s retirement;

•	the election does not have the effect of accelerating any payment; and

•	if the election delays the commencement date of any payment, the delayed commencement date is at least five years after the original commencement date.
     Notwithstanding the foregoing limitations, with respect to the balance of a participant’s plan account that has vested as of January 1, 2005 (and any earnings attributable to such amounts), and upon mutual agreement between the participant and the plan administrator, the participant may amend the form of distribution to be paid in a lump sum or any other form approved by the administrator.
     A participant may also request a distribution of the participant’s account balance prior to termination of employment if necessary to alleviate an “unforeseeable emergency,” which is defined as severe financial hardship resulting from:

•	an illness or accident of the participant, the participant’s spouse or a dependent of the participant;

•	loss of the participant’s property due to a casualty; or

•	any other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant.
     The determination of whether a participant qualifies for an unforeseeable emergency distribution will be subject to Section 409A of the Code and the regulations promulgated thereunder.
     Benefits are payable as they become due, irrespective of any actual investments we may make to meet our obligations. However, participants will have no greater right to our assets than that of an unsecured creditor. We must withhold or cause to be withheld all appropriate taxes, to the extent that a withholding obligation exists, with respect to deferral contributions or benefit payments under the non-qualified deferred compensation plan. Upon termination from employment, we will also deduct any amount then owed by a participant to us from the participant’s benefit payments.

Director Compensation for Fiscal Year Ended December 31, 2007
     The following table sets forth information regarding the compensation of our non-employee directors during the fiscal year ended December 31, 2007. We did not recognize any dollar amounts for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS No. 123R because all equity awards granted to directors vested prior to 2007.

	Fees Earned	All Other
	or Paid in Cash	Compensation	Total
Name	($)(1)	($)	($)
Leslie Z. Benet, Ph.D.	$33,000	—	$33,000
Robert L. Burr	33,000	—	33,000
Nigel Ten Fleming, Ph.D.	33,000	—	33,000
Michael Markbreiter	33,000	—	33,000
Oh Kim Sun	33,000	—	33,000
Peter R. Terreri	43,000	—	43,000

(1)	Represents $25,000 annual retainer fee and $8,000 fee for the attendance of the board meetings. In addition, fees paid to Mr. Terreri include $10,000 payable to him in his capacity as the Chairman of the Audit Committee of our board of directors. Each of our non-employee directors attended 100% of the meetings.
Narrative Disclosure to Director Compensation Table
     Members of our board of directors who are our employees, including Dr. Hsiao, do not receive any compensation for their services as our directors. In the fiscal year ended December 31, 2007, each of our non-employee directors received an annual retainer of $25,000, payable in quarterly installments, and a $2,000 fee for each regularly scheduled board meeting that such director attended. During the fiscal year ended December 31, 2007, non-employee directors were reimbursed for out-of-pocket expenses incurred in attending board and committee meetings.
     In addition to the foregoing, we paid the following additional director fees in the fiscal year ended December 31, 2007: (i) an annual retainer of $10,000 per year, payable in quarterly installments, to the Chairman of the Audit Committee.
     No equity awards were granted to our directors during the fiscal year ended December 31, 2007.

Description of Equity Compensation Plans
     The following description of the material terms of the 2002 and 1999 plans is intended as a summary only and is qualified in its entirety by reference to the complete text of the 2002 and 1999 plans, which are filed as exhibits to this registration statement.
     Our stockholders originally approved the 2002 plan in May 2002, and our board of directors approved the amended and restated 2002 plan on August 23, 2007. Among other changes, the board of directors increased the maximum number of shares of common stock issuable under the 2002 plan from 4,000,000 to 7,900,000. Also, the board of directors increased the maximum number of shares issuable under the 2002 plan to any single participant from 300,000 shares to 50% of the total shares authorized for issuance under the 2002 plan. Because our stockholders will not be able to approve these changes to the 2002 plan by August 23, 2008, we will not be able to continue to make grants of incentive stock options, known as ISOs, under the 2002 plan absent further amendment of the plan by the board and stockholder approval of such amendments within one year.
     Our stockholders adopted the 1999 plan in connection with the merger of Global Pharmaceutical Corporation with Impax Pharmaceuticals, Inc. effective December 14, 1999. In October 2000, our stockholders approved an increase in the number of shares of common stock authorized for issuance under the plan from 2,400,000 to 5,000,000. Except for the differences noted below in the summary of the 1999 plan, the material terms of the 1999 plan are substantially similar to those of the 2002 plan.
     2002 Plan
          General Information
     The 2002 plan authorizes the grant of ISOs, non-statutory stock options, SARs, and stock bonus awards, to our officers, employees, directors and consultants, or those of our affiliates. We may also, from time to time, assume outstanding awards granted by another company by either granting an award under the 2002 plan in replacement of the award we assumed or by treating the assumed award as if it had been granted under the 2002 plan.
     Under the 2002 plan as initially adopted we could issue up to 4,000,000 shares of our common stock. Because we had reached that limit, our board of directors approved amendments to the 2002 plan to increase the limit (i) to 6,500,000 shares on August 23, 2007 and (ii) to 7,900,000 shares on August 20, 2008, all of which potentially may be issued pursuant to the grant of ISOs. In order for options covered by the additional 2,500,000 shares to qualify as ISOs, our stockholders would have been required to approve this change by August 23, 2008. As we were unable to obtain stockholder approval by that date, the options we have granted since August 23, 2007 do not qualify as ISOs, and options we may grant in the future will also not qualify as ISOs unless our board of directors further amends the plan and our stockholders approve such amendments within one year thereafter.
          Adjustments
     Our board of directors may adjust the maximum number of shares available under the plan without stockholder approval to give effect to any stock split, stock dividend, combination, recapitalization, or similar transaction with respect to our common stock. Shares subject to awards under the 2002 plan that are cancelled, expired, terminated, forfeited or withheld to satisfy the applicable purchase price or tax withholding obligations are again available for issuance under the 2002 plan.
     Under the 2002 plan as presently in effect, and subject to adjustments to reflect stock dividends and other changes in our common stock, the maximum number of shares of common stock with respect to which stock options or SARs may be granted during any calendar year to any employee may not exceed 300,000 shares. Our board of directors has approved an amendment to the 2002 plan to increase this limit to 50% of the total number of shares of common stock authorized for issuance under the 2002 plan with respect to grants to any director, officer, employee or consultant.

     Shares of common stock available for issuance under the 2002 plan may be authorized and unissued, held by us in our treasury or otherwise acquired for the purposes of the 2002 plan.
          Administration
     Except for awards granted to our non-employee directors and the power to amend or terminate the plan, our board of directors may delegate its authority under the 2002 plan to a committee. This committee must consist of at least two directors who are “non-employee directors” under Exchange Act Rule 16b-3 and “outside directors” under Section 162(m) of the Code. However, if the committee does not meet either of these requirements, the validity of awards granted or actions taken under the 2002 plan will not be affected. The board of directors may also delegate nondiscretionary administrative duties to one or more of our employees. We have chosen to exercise this delegation of authority to the fullest extent permitted by the plan.
     Subject to the terms of the 2002 plan, the board of directors and, except for awards granted to our non-employee directors, the committee, can grant awards under the 2002 plan and determine the recipients and terms of those awards. They can accelerate or amend the terms of the 2002 plan or any award issued under the 2002 plan. They also can interpret the provisions of the 2002 plan and related award agreements, and generally otherwise administer the 2002 plan.
          Options
     Terms and Conditions of Options. Under the 2002 plan, the board of directors or the committee can grant stock options that are intended to qualify as ISOs. To be an ISO, the option must meet, and continue to meet, all of the requirements of the Code with respect to ISOs. Any other stock options granted under the 2002 plan are non-statutory stock options. ISOs may only be granted to our employees or to employees of our 50%-or-greater-owned subsidiaries. Also, under the Code, the fair market value (as of the date of grant) of the shares underlying ISOs exercisable by a single holder for the first time during any calendar year may not exceed $100,000.
     When we grant an ISO under the 2002 plan, the exercise price must be at least equal to the fair market value of a share of our common stock on the date of grant. For a grant of an ISO to an employee who owns more than 10% of the total combined voting power of all classes of our stock or stock of any of our subsidiaries, the exercise price must be at least 110% of the fair market value of a share of the common stock on the date of grant. When we grant a non-statutory stock option under the 2002 plan, it must have an exercise price of at least $.01 per share.
     All options will expire no later than ten years after the date of grant, unless terminated earlier, except that an ISO granted to a 10% or greater stockholder must expire no later than five years after the date of grant.
     Vesting and Exercise of Options. The board of directors or the committee may establish conditions and restrictions on the vesting or exercise of an option, or on the issuance of common stock in connection with the exercise of an option. Once a holder of a vested and exercisable option has satisfied any applicable tax withholding requirements, the option may be exercised by sending us a notice specifying the number of shares to be purchased and payment of the exercise price for those shares. The holder must pay the exercise price in cash, unless we have agreed to accept another form of payment.
     Rights as a Stockholder. The holder of an option does not have any rights as a stockholder with respect to shares covered by an option until the shares are issued upon the exercise of the option.
     Transferability of Options. Holders may not generally transfer or assign options granted under the 2002 plan, except for transfers by will or the laws of descent and distribution. Options cannot be levied against, attached or taken by similar process. Further, the option holder is the only person who can exercise the option during the holder’s lifetime. On or after the time of grant, the board of directors or committee may permit transfers of a non-statutory stock option in whole or in part and may determine the recipients, circumstances and conditions of the transfer. However, these conditions must be consistent with the limitations on the transferability of options imposed by a Form S-8 registration statement, or any successor form.
     Option Repurchases. The board of directors may offer to repurchase any option from a holder on terms determined by the board.

          Stock Appreciation Rights
     The board of directors or committee may award SARs. A SAR entitles the holder to receive, upon exercise of the award, an amount equal to the appreciation in the fair market value of our common stock between the date of grant and the date of exercise. We may agree to pay this appreciation in cash, our common stock or a combination of both.
     We may award SARs under the 2002 plan in conjunction with an option, creating a “tandem” SAR, or award a SAR that is independent of any option. We may award a tandem SAR that includes a non-statutory stock option at or after the time we grant the non-statutory stock option. If we wish to award a tandem SAR that includes an ISO, we can only do so at the time the ISO is granted.
     A holder of a tandem SAR can only exercise the SAR when the related option may be exercised. If a holder exercises a tandem SAR, that exercise serves to cancel the related option to the extent the SAR is exercised. Likewise, if a holder exercises the related option, the exercise will cancel the same portion of the SAR. A holder may exercise a tandem SAR only when the fair market value of our common stock exceeds the exercise price of the option. The board of directors or committee may impose additional service or vesting conditions, or any other rules or procedures, in connection with the exercise of a SAR.
     When a holder exercises a SAR, the holder will receive cash or shares of our common stock, as specified in the SAR award agreement, equal to the product of:
•	the number of shares covered by the exercise; and

•	the difference between:
•	the fair market value of a share of our common stock on the date of exercise; and

•	the fair market value of a share of our common stock on the date of grant.
     A holder cannot transfer a SAR during the holder’s lifetime. Upon death of a holder, a SAR may be transferred to a beneficiary designated by the holder. If no designated beneficiary exists, the SAR may be transferred under the holder’s will or by the laws of descent and distribution. A tandem SAR must be transferred with the underlying option.
          Stock Bonus Awards
     The board of directors or the committee may grant stock bonus awards in consideration for past or future services rendered to us or our affiliates. Shares subject to stock bonus awards may, but need not, be subject to a vesting schedule. The holder may transfer these shares only to the extent described in the award agreement, so long as shares remain subject to the terms of that agreement.
          Effect of Termination of Employment or Service
     For the description of the effect of termination of employment or service on options and SARs issued under the 2002 plan, see “— Potential Payments Upon Termination or Change in Control.” Generally, a holder must forfeit any unvested shares of common stock covered by a stock bonus award upon his or her termination of employment or service with us or our affiliates. An award agreement may provide for different effects upon termination of employment or service. We may make changes to these provisions after the date of grant if the change does not reduce any rights of a holder.

          Adjustments Upon Changes in Our Common Stock
     We will make adjustments to options granted under the 2002 plan as described below.
     Capitalization. If we make any change in our common stock without receiving payment for the change, we will adjust appropriately the terms of the 2002 plan and each award issued under the 2002 plan. These adjustments may affect:
•	the class of securities subject to the 2002 plan or any award;

•	the maximum number of securities subject to the 2002 plan;

•	the maximum number of securities that may be awarded to any employee under the 2002 plan; and

•	the number of securities and exercise price of any award granted under the 2002 plan.
     Examples of events that may require us to make these changes include:
•	mergers and consolidations;

•	reincorporations and reorganizations;

•	recapitalizations;

•	dividends in stock or other property (other than cash), including liquidating dividends;

•	stock splits or divisions;

•	reverse stock splits or combinations;

•	exchanges of shares;

•	changes in our corporate structure; and

•	other changes to our common stock in which we do not receive payment for the change.
     Dissolution or Liquidation. If we dissolve or liquidate, awards outstanding under the 2002 plan will terminate if not exercised immediately prior to or at the same time as the dissolution or liquidation.
          Amendment and Termination of 2002 Plan
     The board of directors may generally amend or terminate the 2002 plan or any related award agreement at any time, although a holder must consent to any amendment or termination that adversely affects his or her rights. Our stockholders must approve any amendment that would increase the number of shares of common stock for which awards may be granted under the 2002 plan (in the aggregate or on an individual basis) or modify the class of employees eligible to receive awards under the 2002 plan. We may make amendments in connection with any of the events described in “ — Adjustments Upon Changes in Our Common Stock” without stockholder approval.

          Effective Date of 2002 Plan
     The 2002 plan originally took effect in May 2002. Our board of directors adopted the amended and restated 2002 plan effective August 23, 2007. However, certain proposed amendments to the 2002 plan are subject to stockholder approval. To the extent our stockholders do not approve these amendments by August 23, 2008, we will be unable to continue to grant ISOs under the 2002 plan.
     1999 Plan
          Number of Shares and Adjustments
     Under the 1999 plan, we may issue up to 5,000,000 shares of our common stock. Our board of directors may adjust this maximum number without stockholder approval to give effect to any stock split, stock dividend, combination, recapitalization, or similar transaction with respect to our common stock. Shares subject to awards under the 1999 plan that are cancelled, expired, terminated, forfeited or withheld to satisfy the applicable purchase price or tax withholding obligations shall again be available for issuance under the 1999 plan.
     Under the 1999 plan, and subject to adjustments to reflect stock dividends and other changes in our common stock, the maximum number of shares of common stock with respect to which stock options or SARs may be granted during any calendar year to any employee may not exceed 300,000 shares.
          Non-Employee Director Automatic Stock Option Awards
     While the 1999 plan provides for the annual grant of options to purchase 2,000 shares of common stock to each of our non-employee directors, we have not granted options to our non-employee directors during 2005, 2006 or 2007. (Nor have we granted options to our non-employee directors during those years under our 2002 plan, under which we had until 2005 granted each of them options to purchase 5,500 shares annually). Non-employee directors become eligible for such options after one year of service in that capacity. The options authorized are exercisable for 10 years, have an exercise price equal to the fair market value of the common stock on the date of grant, and generally vest in three equal increments over the three years following the grant. Upon termination of service, unvested options expire and vested options may be exercised for 90 days thereafter, except when termination is the result of death or disability, in which case the vested options may be exercised within one year.

Potential Payments upon Termination or Change in Control
     Description of Applicable Termination and Change-in-Control Provisions
     Upon termination of his employment or upon a change in control, each of our named executive officers may be entitled to receive from us payments and benefits under the following agreements and plans:
•	employment agreements with Dr. Hsiao, Dr. Hsu and Mr. Doll;

•	our 1999 Equity Incentive Plan and the 2002 plan; and

•	our deferred compensation plan.
          Employment Agreements with Drs. Hsiao and Hsu
     We have entered into employment agreements with each of Drs. Hsiao and Hsu. Dr. Hsiao died in August 2008.
     Each employment agreement specifies our obligations to such executive officer upon termination of his employment under various circumstances. With respect to the termination of the employment of Drs. Hsiao and Hsu, each executive’s employment agreement may be terminated by either party on 30 days written notice, and by us at any time, for “cause.”
     Under the terms of the employment agreements, “cause” means:
•	a material breach of a provision relating to proprietary information, assignment of inventions, non-interference, non-disclosure and non-competition;

•	a material breach of any other provision not remedied within 30 days of such breach;

•	any act of fraud or embezzlement against us; or

•	any indictment for a felony or other crime that would cause injury to our reputation.
     Under the terms of these employment agreements, “good reason” means:
•	the assignment of duties or reduction in duties inconsistent with Dr. Hsiao’s or Dr. Hsu’s employment position;

•	the material reduction in salary or benefits not agreed to by Dr. Hsiao or Dr. Hsu;

•	a relocation requiring Dr. Hsiao or Dr. Hsu to commute more than 50 miles; or

•	a “change in control.”
     Under the terms of these employment agreements, a “change in control” is defined as:
•	the acquisition by any person or entity of ownership or control of more than 50% of our voting power;

•	a sale or disposition of assets totaling more than 50% of our value;

•	a merger or reorganization in which our stockholders, immediately prior to the merger, do not own a least 51% of our voting power after the merger;

•	any transaction where our stockholders, immediately prior to the transaction, do not own at least 51% of our voting power after the transaction; or

•	any other transaction that our board of directors determines would materially alter our structure, ownership or control.

     The table below sets forth the benefits that each of Drs. Hsiao and Hsu would be entitled to receive under his employment agreement should his employment terminate under the following specified circumstances.

Termination Circumstance	Employment Agreement Benefit

Death or disability	• Lump sum cash payment by us of accrued and unpaid salary and benefits through date of termination, including accrued but unused vacation time

• Payment by us, in accordance with our payment policy, of the lesser of:

• an amount in cash equal to the executive’s salary and benefits for six months after the date of death or disability; or

• the entire amount in cash of remaining salary due and payable, from the date of death or disability to the scheduled expiration of the employment agreement

•   Payment of a portion of any quarterly or annual bonus otherwise payable to the executive, prorated to reflect any early termination of the employment agreement relative to the performance period of the bonus

•   Maintenance of the executive’s health, dental, vision and disability insurance at our cost for 18 months after the date of disability or until the executive accepts other employment that provides health insurance

• In the case of death, payment by the life insurance carrier of a death benefit of $1,000,000 to the executive’s beneficiary under a policy selected by the executive

• In the case of disability, payment by the disability insurance carrier of up to $250,000 in salary replacement benefits

Termination by us for cause or by the executive without good reason	Wages and benefits accrued to date or as provided by applicable law

Termination by us without cause or by the executive for good reason	• Lump sum cash payment by us of accrued and unpaid base salary and benefits through date of termination, including accrued but unused vacation time

• Payment by us, in accordance with our payment policy, of the lesser of:

• an amount in cash equal to the executive’s salary and benefits for six months after the date of termination; or

• the entire amount in cash of remaining salary due and payable, from the date of termination to the scheduled expiration of the employment agreement

•   Maintenance of the executive’s health, dental, vision and disability insurance at our cost for 18 months after the date of termination or until the executive accepts other employment that provides health insurance

     In general, “disability” means any physical or mental illness that renders the executive incapable of substantially performing his duties under the agreement for a period of three consecutive months or six months in any 12-month period, as determined by a physician or psychiatrist, as applicable, selected by us.

          Employment Agreement with Mr. Doll
     Our employment agreement with Mr. Doll, until its termination on August 1, 2008, could have been terminated:
•	by either party upon 30 days written notice;

•	by us, at any time, for cause or upon Mr. Doll’s death or disability; and

•	by Mr. Doll, upon 30 days written notice, for good reason.
Under the terms of Mr. Doll’s employment agreement, “cause” meant:
•	any act of fraud or theft against us, or any indictment for, conviction for, guilty plea to, or plea of nolo contendere to, a felony or misdemeanor;

•	while carrying out his duties under the employment agreement, any act constituting gross neglect or willful misconduct that results, in either case, in material economic harm to us;

•	a material breach of the provisions of the employment agreement or any fiduciary duty or duty of loyalty owed to us;

•	any conduct, which in our sole discretion, tends to bring us public disgrace or disrepute;

•	any act of neglect or refusal to perform duties or responsibilities as properly directed by our President, Chief Executive Officer or board of directors;

•	any act or omission resulting in or intended to result in direct personal gain to Mr. Doll at our expense; or

•	any disclosure of our trade secrets or other confidential and proprietary information.
Under the terms of Mr. Doll’s employment agreement, “disability” meant any physical or mental illness, disability or incapacity which prevented Mr. Doll from performing the essential functions of his job, with or without reasonable accommodations, for a period of 150 consecutive days or more or for an aggregate of 180 days during any period of 12 consecutive months. Under the terms of Mr. Doll’s employment agreement, “good reason” meant:
•	the assignment of duties inconsistent with his employment position;

•	a relocation to an office located more than 25 miles from his current place of employment;

•	any material breach by us of a material term or provision contained in the employment agreement, which breach is not cured within 30 days following our receipt of written notice of such breach; or

•	a change in control.
     Under the terms of Mr. Doll’s employment agreement, a “change in control” was defined as:
•	the occurrence of any actual or potential change in control that would, if known to our management, be required to be reported by us on Form 8-K;

•	the acquisition or receipt, in any manner, by any person or any group of persons acting in concert, of direct or indirect beneficial ownership of 51% or more of all securities having the right to vote for the election of our directors, except for acquisitions by us, our affiliates or any of our or our affiliates’ employee benefit plans;

•	a change in the constituency of our board of directors with the result that its members prior to the change no longer constitute at least a majority of our board of directors;

•	a merger or reorganization in which our stockholders, immediately prior to the merger, do not own a least 51% of our voting power after the merger;

•	our complete liquidation or dissolution;

•	a sale, exchange or other disposition or transfer of all or substantially all of our business or assets, other than pursuant to a spin-off, or comparable transaction, to an entity controlled by us or our existing stockholders immediately prior to such transfer;

•	any event that would constitute a “change in control” under our non-qualified deferred compensation plan.
     The table below sets forth the benefits that Mr. Doll would have been entitled to receive under his employment agreement if his employment had terminated under the following specified circumstances.

Termination Circumstance	Employment Agreement Benefit

Death or disability	• Payment by us in cash of earned and unpaid base salary and accrued benefits up to the date of death or disability, less deductions and amounts owed to us

• All unvested stock options awarded under the agreement will fully vest

• All unvested stock bonus awards under the agreement will fully vest

Termination by us for cause or by Mr. Doll without good reason, other than within 18 months of a change in his direct reporting	Payment by us in cash of earned and unpaid base salary and accrued benefits up to the date of termination, less deductions and amounts owed to us

Termination by Mr. Doll without good reason within 18 months of a change in his direct reporting	• Payment by us in cash of earned and unpaid base salary and accrued benefits up to the date of termination, less deductions and amounts owed to us

• All unvested stock option and stock bonus awards, whether or not granted under the agreement, will fully vest

Termination by us without cause or by Mr. Doll for good reason	• A lump sum cash payment by us equal to the greater of:

• one year of base salary then in effect plus the average of Mr. Doll’s bonus for the previous two years; or

• base salary then in effect for the remainder of the initial term

• All unvested stock options awarded under the agreement will fully vest

• All unvested stock bonus awards under the agreement will fully vest

          Stock Incentive Plans and Award Agreements
     The table below sets forth the benefits that each executive holding awards granted under our 1999 and 2002 plans would be entitled to receive should his employment terminate under the following specified circumstances. These rights and benefits may be amended or modified as otherwise determined by our board of directors at the time that a grant or award is made or, if the executive’s rights are not reduced, thereafter.

Termination Circumstance	Stock Incentive Plan Benefit

Death or disability
The vested portion of any stock option as of the date of death or disability may be exercised within one year from the date of death or disability, but in no event after the stated expiration of the option.

Termination other than death, disability or for cause (1)	The vested portion of any stock option as of the date of termination may be exercised within 30 days from the date of termination, but in no event after the stated expiration of the option.

(1)	Under the 1999 and 2002 plans, “cause” is defined as under an applicable employment or consulting agreement. If there is no such agreement or no such definition in an agreement, “cause” is defined to mean dishonesty, fraud, insubordination, willful misconduct, refusal to perform services or materially unsatisfactory performance of duties.
     Under each of our 1999 and 2002 plans, if, in the event of a “change in control,” the surviving corporation refuses to assume or to substitute with similar awards the outstanding awards granted under these plans, then all such outstanding awards will become immediately exercisable. The award will terminate if it is not exercised at or prior to the event constituting the change in control.
     For these purposes, a “change in control” means:
•	a sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving corporation; or

•	a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise.

     The table below sets forth the benefits that each executive holding awards granted under our 1999 and 2002 plans would receive under the terms of our standard agreements we have entered into in connection with awards granted under these plans.

Termination Circumstance	Award Agreement Benefit

Death
If the executive dies while employed with us or within three months after termination of employment, the options may be exercised within one year after date of death, but in no event after the stated expiration of the option.

Disability	The vested portion of an option as of the date of disability may be exercised within one year, but in no event after the stated expiration of the option.

Termination other than death, disability or for cause (1)	The vested portion of any stock option as of the date of termination may be exercised within three months after the date of termination, but in no event after the stated expiration of the option.

(1)	Under the 1999 and 2002 award agreements, “cause” is defined as under an applicable employment or consulting agreement. If there is no such agreement or no such definition in an agreement, “cause” is defined to mean dishonesty, fraud, insubordination, willful misconduct, refusal to perform services or materially unsatisfactory performance of duties.

          Non-Qualified Deferred Compensation Plan
     Under our non-qualified deferred compensation plan, in the event of the termination of an executive’s employment with us, our board of directors may determine to cause the benefits attributable to our matching contributions in the executive’s plan account to be fully vested. In addition, matching contribution benefits may not be forfeited in the event of the termination of the deferred compensation plan, the executive’s death or disability, or a change in control.
     Payment of benefits under the deferred compensation plan to our named executive officers will be made:
•	upon disability, in monthly installments payable over a fixed period of five, ten or 15 years, as selected by the executive;

•	upon retirement, not earlier than the sixth month following the named executive officer’s retirement;

•	for any other reason, as follows:
•	unless the named executive officer selects otherwise, the vested balance of the executive’s account as of January 1, 2005, and any earnings attributable thereto, would be paid in a lump sum within 90 days of attaining age 65; and

•	the remaining balance of the executive’s account would be paid no earlier than the sixth month following the executive’s separation from service.
     In general, “disability” is defined as an illness or injury which completely prevents the executive from performing his or her occupation or which otherwise entitles the executive to receive long-term disability benefits under a plan or program for such benefits sponsored by us, and the participant is expected to be separated from service for a period of at least twelve months as a direct result of such illness or injury and has no reasonable prospect of returning to service with us, all as determined by the plan administrator. “Retirement” means any termination of employment, other than for death or disability, after attaining age 65, or attaining age 55 if the executive has been credited with five years of service under the deferred compensation plan.
     In general, a “change in control” means:
•	a change in ownership in which a person, group or entity acquires more than 50% of the total fair market value or total voting power of our stock;

•	a change in effective control in which:
•	a person, group or entity acquires (in a 12-month period) ownership of stock with 35% or more of the total voting power of our stock; or

•	a majority of our board of directors is replaced in a 12-month period by directors whose appointment or election was not endorsed by a majority of our board of directors before their appointment or election; or
•	a change in ownership of a substantial portion of our assets in which a person group or entity acquires 40% or more of the gross fair market value of our assets.
     Potential Payment and Benefits to be Received Upon a Change-in-Control

          Employment Agreements
     The receipt of payments and benefits by Drs. Hsiao and Hsu under their employment agreements is conditioned upon their complying with customary non-competition, non-interference, non-disclosure and assignment of inventions provisions. The non-competition provisions expire 12 months after the termination of each employment agreement. The non-interference provisions expire two years after the termination of each employment agreement. The non-disclosure provisions are of infinite duration. Each of Drs. Hsiao and Hsu is required to assign to us any ideas, inventions or other proprietary information (and related intellectual property rights) he creates or develops during the term of his employment.
     The table below includes a description and the amount of estimated payments and benefits that would be provided by us (or our successor) to Drs. Hsiao and Hsu under each employment agreement, assuming that a termination circumstance occurred as of December 31, 2007.

		Estimated Amount of
		Termination Payment/Benefit to
Potential Termination	Termination	Charles Hsiao,	Larry Hsu,
Payment or Benefit	Circumstance	Ph.D.	Ph.D.
Payment of all accrued and unpaid salary through the termination date (1)	All	$7,212	$7,212

Payment of all accrued and unpaid benefits (including accrued but unused vacation time) through the termination date (2)	All	28,846	28,846

Cash severance payment (3)	Death, disability, termination by us without cause or termination by the executive for good reason	187,500	187,500

Continued participation in our health, dental, vision and disability insurance (4)	Disability, termination by us without cause or termination by the executive for good reason	2,164	2,164

Prorated portion of any quarterly or annual bonus otherwise payable (5)	Death or disability	—	121,875

Proceeds from required life insurance policy	Death	1,000,000	1,000,000

Payment of salary replacement benefits from required disability insurance policy	Disability	250,000	250,000

(1)	Because our executives are paid weekly, we have assumed that the amount of accrued but unpaid salary is equal to one week’s worth of 2007 salary.

(2)	Vacation time accrued but not taken for each executive was assumed to equal four weeks, which is the maximum amount of vacation time available to each executive as of December 31, 2007.

(3)	We have assumed this amount to be equal to the value of each executive’s salary and the cost of each executive’s benefits for a period of six months.

(4)	This amount represents the cost to us to provide the executive with the same coverage he would have had on a non-employee basis on December 31, 2007 under all of the referenced plans as they existed on that date, for a period of 18 months. We have assumed that the executive does not obtain other employment during this time period.

(5)	We have assumed that the executive earned in full his annual cash incentive award for 2007 performance paid in 2008. In view of his change to a non-executive position, Dr. Hsiao did not receive an annual cash incentive award in 2007.
     The receipt of payments and benefits to Mr. Doll under his employment agreement was conditioned upon his compliance with customary non-solicitation, non-disparagement, non-disclosure and assignment of inventions provisions. The non-solicitation provisions expired one year after the termination of the employment agreement. The non-disparagement and non-disclosure provisions were of infinite duration. Mr. Doll was required to execute any documentation necessary to confirm our ownership of any ideas or creations he conceives or develops during his employment with us, could not be in breach of any other provision in the employment agreement and was required to provide a general release of all claims relating to his employment and termination.
     Mr. Doll did not hold any unvested options at December 31, 2007, and thus the potential benefit of accelerating the vesting of the unvested portion of stock options was not applicable to Mr. Doll at December 31, 2007. The table below includes a description and the amount of estimated payments and benefits that would have been provided by us (or our successor) to Mr. Doll assuming that a termination circumstance occurred as of December 31, 2007.

		Estimated
		Amount of
		Termination
	Termination	Payment/Benefit
Potential Termination Payment or Benefit	Circumstance	to David Doll
Payment of all accrued and unpaid salary through the termination date (1)	All, except termination by us without cause or by Mr. Doll for good reason	$6,236

Payment of all accrued and unpaid benefits through the termination date (2)	All, except termination by us without cause or by Mr. Doll for good reason	1,871

Lump sum cash severance payment (3)	Termination by us without cause or termination by Mr. Doll for good reason	558,333

(1)	Because our executives are paid weekly, we have assumed that the amount of accrued but unpaid salary is equal to one week’s worth of salary, and that there are no deductions for amounts owed to us.

(2)	Represents health plan payments.

(3)	This amount equals the total amount of salary that Mr. Doll would have received from January 1, 2008 to August 31, 2009, the end of the initial term of the employment agreement, at a base salary of $335,000 for the entirety of such period.
          Stock Incentive Plans
     None of our named executive officers held any unvested options at December 31, 2007, and thus the potential benefit of accelerating the vesting of the unvested portion of stock options was not applicable to them at December 31, 2007. In addition, the extension of the exercise period of options held by our named executive officers would not provide them with any potential benefit because the closing price per share of our common stock after December 31, 2007 did not exceed the exercise price per share of $11.10 on December 31, 2007. As a result, our named executive officers would not realize the value of any potential benefits that each executive might be entitled to receive from us (or our successor) under the 1999 and 2002 plans (and related award agreements) assuming the change of control or termination of employment occurred as of December 31, 2007.

          Non-Qualified Deferred Compensation Plan
     The table below provides an estimate of the value of the potential benefits attributable to the unvested portion of the matching contributions made by us pursuant to the deferred compensation plan that each executive might be entitled to receive upon the termination of the executive’s employment, assuming that termination occurred on December 31, 2007.

Arthur A. Koch, Jr.	Charles V. Hildenbrand

$25,321(1)	$5,409	(1)

(1)	Assumes that our board of directors approves the immediate vesting of 100% of the benefits attributable to the matching contributions made by us pursuant to the non-qualified deferred compensation plan upon a termination of the executive’s employment with us.
Compensation Committee Interlocks and Insider Participation
     Drs. Benet and Fleming and Mr. Burr served as members of our compensation committee during the fiscal year ended December 31, 2007, Mr. Burr serving as chairman. None of them was a current or former officer or employee or engaged in certain related transactions with us required to be disclosed by SEC regulations. Additionally, there were no compensation committee “interlocks” during the fiscal year ended December 31, 2007, which generally means that none of our executive officers served as a director or member of the compensation committee of any other entity that had an executive officer serving as a member of our board of directors or compensation committee.

Item 7. Certain Relationships and Related Transactions, and Director Independence.
Transactions with Related Persons
     Ann Hsu, Ph.D., wife of Larry Hsu, is employed as our Vice President of Clinical Affairs at an annual salary of $284,524. Dr. Ann Hsu holds options to purchase 160,500 shares of our common stocks in the aggregate. The exercise price of these options ranges between $7.10 and $14.90 per share, and expiration dates of these options range between May 7, 2012 and November 15, 2017. Dr. Ann Hsu is also entitled to customary benefits awarded to our employees.
Review, Approval or Ratification of Transactions with Related Persons
     We have adopted written policies and procedures regarding related-party transactions. Our policy covers any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which we or any of our subsidiaries was, is or will be a participant and the amount involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect interest. Under this policy, the Audit Committee must approve all related party transactions between us or one of our subsidiaries and a director, nominee for director, executive officer, five percent shareholder, certain related entities or immediate family members of a director, executive officer or five percent shareholder that would be required to be disclosed in our proxy statements. The policy also authorizes the Chairperson of the Audit Committee to approve, or reject, proposed related party transactions in those instances in which it is not practicable or desirable for us to wait until the next Audit Committee meeting.
Director Independence
     Board of Directors
     Our Board of Directors has determined that the following directors, constituting a majority of the members of our Board of Directors, are independent based on the independence criteria contained in the listing requirements of The NASDAQ Stock Market: Leslie Z. Benet, Ph.D., Robert L. Burr, Nigel Fleming, Ph.D., Michael Markbreiter, Oh Kim Sun and Peter R. Terreri. However, we are not currently subject to these listing requirements.
     Committees of the Board
     Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee.
     Audit Committee. Our Board of Directors has appointed a standing Audit Committee consisting of Peter R. Terreri, Chairman, and Messrs. Robert L. Burr, Michael Markbreiter and Oh Kim Sun. Our Board of Directors and the Nominating Committee have determined that each member of the Audit Committee is independent, as defined in the Marketplace Rules of The NASDAQ Stock Market and Rule 10A-3 of the Exchange Act. In addition, our Board of Directors and the Nominating Committee have determined that Peter R. Terreri, Audit Committee Chairman, qualifies as an “audit committee financial expert” as defined under Item 407 of Regulation S-K.
     The Audit Committee is governed by a written charter approved by our Board of Directors, which is posted on our website (www.impaxlabs.com) and accessible via the Investor Relations page. The principal purpose of the Audit Committee is to oversee our accounting and financial reporting processes and the audit of our financial statements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the firm selected to be engaged as our independent public accountants, and pre-approves the engagement of the independent public accountants for all non-audit activities permitted under the Sarbanes-Oxley Act of 2002. In addition, the Audit Committee establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters.
     Compensation Committee. Our Board of Directors has appointed a standing Compensation Committee currently consisting of Robert L. Burr, Chairman, and Messrs. Leslie Z. Benet, Ph.D. and Nigel Fleming, Ph.D. Our Board of Directors has determined that each member of the Compensation Committee is independent, as defined in the Marketplace Rules of The NASDAQ Stock Market. Our Board of Directors has adopted a written Compensation

Committee Charter, which is posted on our Web site (www.impaxlabs.com) and accessible via the Investor Relations page. The principal duties of the Compensation Committee are to formulate, evaluate and approve the compensation of our executive officers and the oversight of all compensation programs involving the issuance of our stock and other equity securities. The Chief Executive Officer makes recommendations concerning executive compensation to the Committee, and the Committee has used the consulting services of Radford in arriving at executive compensation. The Committee does not address director compensation, which is set by the Board of Directors.
     Nominating Committee. Our Board of Directors has appointed a standing Nominating Committee currently consisting of Nigel Fleming, Ph.D., Chairman, and Messrs. Leslie Z. Benet, Ph.D. and Robert L. Burr. Our Board of Directors and Nominating Committee have determined that each member of the Nominating Committee is independent, as defined in the Marketplace Rules of The NASDAQ Stock Market.
     The Nominating Committee is governed by a written charter approved by our Board of Directors, which is posted on our website (www.impaxlabs.com) and accessible via the Investor Relations page. The principal purposes of the Nominating Committee are to develop and recommend to our Board of Directors certain corporate governance policies, establish criteria for selecting new directors and identify, screen and recruit new directors. The Nominating Committee is also responsible for selecting and recommending individuals to serve as members of our Board of Directors and recommending directors for committee membership to our Board of Directors.

Item 8. Legal Proceedings.
Patent-Infringement Litigation
     AstraZeneca AB et al. v. Impax Laboratories (Omeprazole)
     In litigation commenced against us in the U.S. District Court for the District of Delaware in May 2000, AstraZeneca AB alleged that our submission of an ANDA seeking FDA permission to market Omeprazole Delayed Release Capsules, 10mg, 20mg and 40mg, constituted infringement of AstraZeneca’s U.S. patents relating to its Prilosec® product and sought an order enjoining us from marketing our product until expiration of its patents. The case, along with several similar suits against other manufacturers of generic versions of Prilosec®, was subsequently transferred to the U.S. District Court for the Southern District of New York.
     In September 2004 , following expiration of the 30-month stay, the FDA approved our ANDA and we and our alliance agreement partner, Teva, commenced commercial sales of our product. In January 2005, AstraZeneca added claims of willful infringement, for damages, and for enhanced damages on the basis of this commercial launch. Claims for damages were subsequently dropped from the suit against the Company, but were included in a separate suit filed against Teva. In May 2007, the court found that our product infringed two of AstraZeneca’s patents and that these patents were not invalid. The court ordered that FDA approval of our ANDA be converted to a tentative approval, with a final approval date not before October 20, 2007, the expiration date of the relevant pediatric exclusivity period. In August 2008 the U.S. Court of Appeals for the Federal Circuit affirmed the lower court’s decision of infringement and validity. If Teva is not ultimately successful in establishing invalidity or non-infringement in the separate suit against Teva, the court may award monetary damages associated with Teva’s commercial sale of our omeprazole products. Under our Teva Agreement, we would be responsible for monetary damages awarded against Teva up to a specified level, beyond which, monetary damages would be Teva’s responsibility.
     Aventis Pharmaceuticals Inc., et al. v. Impax Laboratories, Inc. (Fexofenadine/Pseudoephedrine)
     We are a defendant in an action brought in March 2002 by Aventis Pharmaceuticals Inc. and others in the U.S. District Court for the District of New Jersey alleging that our proposed Fexofenadine and Pseudoephedrine hydrochloride tablets, generic to Allegra-D®, infringe seven Aventis patents and seeking an injunction preventing us from marketing the products until expiration of the patents. The case has since been consolidated with similar actions brought by Aventis against five other manufacturers (including generics to both Allegra® and Allegra-D®). In March 2004, Aventis and AMR Technology, Inc. filed a complaint and first amended complaint against us and one of the other defendants alleging infringement of two additional patents, owned by AMR and licensed to Aventis, relating to a synthetic process for making the active pharmaceutical ingredient, Fexofenadine hydrochloride and intermediates in that synthetic process. We believe that we have defenses to the claims based on non-infringement and invalidity.
     In June 2004, the court granted our motion for summary judgment of non-infringement with respect to two of the patents and, in May 2005, granted summary judgment of invalidity with respect to a third patent. We will have the opportunity to file additional summary judgment motions in the future and to assert both non-infringement and invalidity of the remaining patents (if necessary) at trial. No trial date has yet been set.
     In September 2005, Teva launched its Fexofenadine tablet products (generic to Allegra®), and Aventis and AMR moved for a preliminary injunction to bar Teva’s sales based on four of the patents in suit, which patents are common to the Allegra® and Allegra-D® litigations. The district court denied Aventis’s motion in January 2006, finding that Aventis did not establish a likelihood of success on the merits, which decision was affirmed on appeal.

     Impax Laboratories, Inc. v. Aventis Pharmaceuticals, Inc. (Riluzole)
     In June 2002, we filed a suit against Aventis Pharmaceuticals, Inc. in the U.S. District Court for the District of Delaware, seeking a declaration that our filing of an ANDA for Riluzole 50mg tablets, generic to Rilutek®, for treatment of patients with amyotrophic lateral scleroses (ALS) did not infringe claims of Aventis’s patent relating to the drug and a declaration that its patent is invalid. Aventis filed counterclaims for infringement, and, in December 2002, the district court granted Aventis’ motion for a preliminary injunction enjoining us from marketing any pharmaceutical product or compound containing Riluzole for the treatment of ALS.
     In September 2004, the district court found Aventis’s patent not invalid and infringed by our proposed product. In November 2006, the Court of Appeals for the Federal Circuit vacated the district court’s finding that the patent was not invalid and remanded for further findings on that issue, and, in June 2007, the district court again found that Aventis’s patent is not invalid. In October 2008, the Court of Appeals for the Federal Circuit affirmed the district court decision. The court is expected to enter a permanent injunction enjoining us from marketing Riluzole 50mg tablets for the treatment of ALS until the expiration of Aventis’s patent in June 2013.
     Endo Pharmaceuticals Inc., et al. v. Impax Laboratories, Inc. (Oxymorphone)
     In November 2007, Endo Pharmaceuticals Inc. and Penwest Pharmaceuticals Co. (collectively, “Endo”) filed suit against us in the U.S. District Court for the District of Delaware, requesting a declaration that our Paragraph IV Notices with respect to our ANDA for Oxymorphone Hydrochloride Extended Release Tablets 5 mg, 10 mg, 20 mg and 40 mg, generic to Opana ER®, are null and void and, in the alternative, alleging patent infringement in connection with the filing of that ANDA. Endo subsequently dismissed its request for declaratory relief and in December 2007 filed another patent infringement suit relating to the same ANDA. In July 2008, Endo asserted additional infringement claims with respect to our amended ANDA, which added 7.5mg, 15mg and 30mg strengths of the product. We have filed an answer and counterclaims. Discovery is in the early stages, and no trial date has been set.
     Impax Laboratories, Inc. v. Medicis Pharmaceutical Corp. (Minocycline)
     In January 2008, we filed a complaint against Medicis Pharmaceutical Corp. in the U.S. District Court for the Northern District of California, seeking a declaratory judgment that our filing of an ANDA relating to Minocycline Hydrochloride Extended Release Tablets 45 mg, 90 mg, and 135 mg, a generic to Solodyn®, did not infringe any valid claim of U.S. Patent No. 5,908,838. Medicis filed a motion to dismiss the complaint for lack of subject matter jurisdiction. On April 16, 2008, the District Court granted Medicis’ motion to dismiss, and judgment was entered on April 22, 2008. We have filed a notice of appeal to the United States Court of Appeals for the Federal Circuit and the parties have completed briefing the appeal. A hearing for the appeal is set for January 2009.

     Pfizer Inc., et al. v. Impax Laboratories, Inc. (Tolterodine)
     In March 2008, Pfizer Inc., Pharmacia & Upjohn Company LLC and Pfizer Health AB (collectively “Pfizer”) filed a complaint against us in the U.S. District Court for the Southern District of New York, alleging that our filing of an ANDA relating to Tolterodine Tartrate Extended Released Capsules, 4 mg, generic to Detrol LA®, infringes three Pfizer patents. We have filed an answer and counterclaims seeking declaratory judgment of non-infringement, invalidity or unenforceability with respect to the patents at suit. In April 2008, the case was transferred to the U.S. District Court for the District of New Jersey. On September 3, 2008 an amended complaint was filed alleging infringement based on our ANDA amendment adding a 2mg strength. Discovery is in the early stages, and no trial date has been set.
     Boehringer Ingelheim Pharmaceuticals, et al. v. Impax Laboratories (Tamsulosin)
     In July 2008, Boehringer Ingelheim Pharmaceuticals Inc. and Astellas Pharma Inc. (Collectively “Astellas”) filed a complaint against us in the U.S. District Court for the Northern District of California, alleging that our filing of an ANDA relating to Tamsulosin Hydrochloride Capsules, 0.4 mg, generic to Flomax®, infringes Astellas’ patent. After filing our answer and counterclaim, we filed a motion for summary judgment of patent invalidity. The District Court scheduled a hearing on claim construction for May 2008 and summary judgment for June 2008.
     Purdue Pharma Products L.P., et al. v. Impax Laboratories, Inc. (Tramadol)
     In August 2008, Purdue Pharma Products L.P., Napp Pharmaceutical Group LTD., Biovail Laboratories International, SRL, and Ortho-McNeil-Janssen Pharmaceuticals, Inc. (collectively “Purdue”) filed suit against us in the U.S. District Court for the District of Delaware, alleging patent infringement for the filing of our ANDA relating to Tramadol Hydrochloride Extended Release Tablets, 100 mg, generic to 100mg Ultram® ER. We have filed an answer and counterclaims seeking declaratory judgment of patent non-infringement and invalidity. In November 2008, Purdue asserted additional infringement claims with respect to our amended ANDA, which added 200 mg and 300 mg strengths of the product. We have filed an answer and counterclaims. Discovery is in the early stages, and no trial date has been set.
     Eli Lilly and Company vs. Impax Laboratories, Inc. (Duloxetine)
     In November 2008, Eli Lilly and Company filed suit against us in the United States District Court for the Southern District of Indiana, alleging patent infringement for the filing of our ANDA relating to Duloxetine Hydrochloride Delayed Release Capsules, 20 mg, 30 mg, and 60 mg, generic to Cymbalta®. We are preparing our answer to the complaint.

Other Litigation Related to Our Business
     Axcan Scandipharm Inc. v. Ethex Corp, et al. (Lipram UL).
     In May 2007, Axcan Scandipharm Inc., a manufacturer of the Ultrase® line of pancreatic enzyme products, brought suit against us in the U.S. District Court for the District of Minnesota, alleging that we engaged in false advertising, unfair competition, and unfair trade practices under federal and Minnesota law in connection with the marketing and sale of our now-discontinued Lipram-UL products. The suit seeks actual and consequential damages, including lost profits, treble damages, attorneys’ fees, injunctive relief and declaratory judgments that would prohibit the substitution of Lipram-UL for prescriptions of Ultrase®. The Court granted in part and denied in part our motion to dismiss the complaint, as well as that of co-defendants Ethex Corp. and KV Pharmaceutical Co., holding that any claim of false advertising pre-dating June 1, 2001, is barred by the statute of limitations. We have answered the complaint, and discovery is proceeding.
Securities Litigation
     We, our CEO and several former officers and directors are also defendants in several class actions filed in the United States District Court for the Northern District of California, all of which have since been consolidated into a single action. These actions, brought on behalf of all purchasers of our stock between May 5 and November 3, 2004, seek unspecified damages and allege that Impax and the individual defendants, in violation of the antifraud provisions of the federal securities laws, artificially inflated the market price of the stock during this period by filing false financial statements for the first and second quarters of 2004, based upon the subsequent restatement of its results for those periods. The court twice granted our motions to dismiss the complaint, both times with leave to amend, but denied our motion to dismiss the fourth amended complaint as well as two motions for reconsideration. The case is now in the discovery phase.
Insurance
     Product liability claims by customers constitute a risk to all pharmaceutical manufacturers. At October 31, 2008, we carried $80 million of product liability insurance for our own manufactured products. This insurance may not be adequate to cover any product liability claims to which we may become subject.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Stock Price
     Our common stock was traded on The NASDAQ Stock Market under the symbol “IPXL” until August 8, 2005, when it was delisted due to our failure to file our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Our failure to file these periodic reports violated NASDAQ Marketplace Rule 4310(c)(14), compliance with which was required for continued listing on The NASDAQ Stock Market.
     From August 8, 2005 until December 29, 2006, our common stock was quoted on the Pink Sheets® operated by Pink OTC Markets Inc. under the symbol “IPXL.PK.” On December 29, 2006, the SEC suspended all trading in the stock through January 16, 2007 and instituted an administrative proceeding to determine whether, in light of our reporting delinquency, to suspend or revoke the registration of our common stock under Section 12 of the Exchange Act. Beginning January 17, 2007, our stock was again quoted in the Pink Sheets®, but from that time forward dealers were permitted to publish quotations only on behalf of customers that represent such customers’ indications of interest and do not involve dealers’ solicitation of such interest. On May 23, 2008, our registration of the stock under Section 12 of the Exchange Act was revoked and brokers and dealers since that date have been prohibited from effecting transactions in our stock.
     The following table sets forth the high and low sales prices for the common stock as reported by Pink OTC Markets Inc. for the periods indicated below. These prices reflect inter-dealer quotations, without retail mark-up, mark-down or commission.

	Price Range Per Share
	High	Low

Year Ending December 31, 2008
First Quarter	$11.40	$6.50
Second Quarter (through May 23, 2008)	$9.55	$8.00

Year Ended December 31, 2007
First Quarter	$10.76	$8.30
Second Quarter	$12.00	$4.55
Third Quarter	$12.40	$8.00
Fourth Quarter	$12.15	$9.45

Year Ended December 31, 2006
First Quarter	$11.75	$8.76
Second Quarter	$10.50	$6.25
Third Quarter	$7.20	$4.25
Fourth Quarter	$9.90	$5.90

Holders
     As of October 31, 2008, there were approximately 129 holders of record of our common stock, solely based upon the count our transfer agent provided us as of that date and this number does not include:
•	any beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries, or

•	broker-dealers or other participants who hold or clear shares directly or indirectly through the Depository Trust Company, or its nominee, Cede & Co.
     As of October 31, 2008, 8,926,238 shares of our common stock were subject to outstanding options to purchase our common stock, and 616,240 shares of common stock were issuable upon the conversion of our 3.5% Debentures.
     Generally, securities acquired from us or from our affiliates pursuant to exemptions from registration under the Securities Act of 1933 (the “Securities Act”) are deemed to be “restricted securities,” as such term is defined in Rule 144 promulgated under the Securities Act. Such restricted securities can only be sold or otherwise transferred pursuant to an effective registration statement or pursuant to an available exemption from registration under the Securities Act or under Rule 144 when such rule becomes available to our security holders.
     We have agreed to register under the Securities Act shares of common stock issuable upon the conversion of our 3.5% Debentures for resale by certain of our security holders. However, at present we are not publicly offering, and we do not presently propose to publicly offer, any shares of common stock, except for shares that may in the future be offered pursuant to an employee benefit plan.
Dividends
     We have never paid cash dividends on our common stock and have no present plans to do so in the foreseeable future. Our current policy is to retain all earnings, if any, for use in the operation of our business. The payment of future cash dividends, if any, will be at the discretion of the Board of Directors and will be dependent upon the Company’s earnings, financial condition, capital requirements and other factors as the Board of Directors may deem relevant. Our loan agreements prohibit the payment of dividends without the consent of the other party to the agreements.

Equity Compensation Plans
     The following table details information regarding our existing equity compensation plans as of December 31, 2007.

			Number of securities
			remaining available for
			future issuance under
	Number of Securities to	Weighted average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options,	outstanding options,	securities reflected in
	warrants and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,697,761	$9.90	—
Equity compensation plans not approved by security holders	2,350,000 (1)	$9.90	135,000

Total:	9,047,761		135,000

(1)	Represents options issued pursuant to equity compensation plans approved by security holders, but in excess of the number of shares authorized by such approval. See Note 15 to our consolidated audited financial statements for information concerning our equity compensation plans.
Item 10. Recent Sales of Unregistered Securities.
     On June 27, 2005, we issued $75.0 million principal amount of 3.5% Debentures to a qualified institutional buyer. The 3.5% Debentures were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The 3.5% Debentures are convertible into our common stock at an initial conversion price of $20.69 per share. They are not convertible prior to June 15, 2011, however, unless certain contingencies occur, including the closing price of the common stock having exceeded 120% of the conversion price for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter. Upon conversion, the value (the “conversion value”) of the cash and shares of common stock, if any, to be received by a holder converting $1,000 principal amount of the 3.5% Debentures will be determined by multiplying the applicable conversion rate by the 20-day average closing price of the common stock beginning on the second trading day immediately following the day on which the 3.5% Debentures are submitted for conversion. The conversion value will be payable as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the conversion value and (b) $1,000, and (2) to the extent the conversion value exceeds $1,000, a number of shares of common stock with a value equal to the difference between the conversion value and the principal return or a cash payment, at our option. In addition, if a holder elects to convert the 3.5% Debentures within a period of 30 trading days after the effective date of a fundamental change transaction—generally a transaction constituting a change of control of Impax, as defined by the Indenture—the holder will be entitled to receive a “make-whole” premium consisting of additional shares of common stock (or, if we so elect, the same consideration offered in connection with the fundamental change).
     Since January 1, 2005, we sold an aggregate of 24,398 shares of our common stock to 51 persons pursuant to our Employee Stock Purchase Plan; and an aggregate of 245,317 shares of our common stock to 88 persons pursuant to the exercise of stock options. In connection with David Doll’s resignation, we granted 94,705 shares of our common stock, of which we issued 65,744 shares, after withholding 28,961 shares for income taxes, to David and Kathrine Doll. In addition, we issued 9,836 shares of our common stock to David Doll pursuant to the consulting agreement between our company and David Doll. With respect to the foregoing, we relied upon the exemption provided by Section 4(2) of the Securities Act.

Item 11. Description of Registrant’s Securities to be Registered.
     This section of the registration statement provides a description of the material terms of our certificate of incorporation and by-laws. The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our certificate of incorporation and our bylaws, which are filed as exhibits to this registration statement. We urge you to read the full text of these documents.
Capital Stock
     Pursuant to our certificate of incorporation, we are authorized to issue up to 90,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share. As of October 31, 2008, there were outstanding 59,218,938 shares of common stock, $12.75 million of senior subordinated debentures convertible into 616,240 shares of common stock, options to purchase 8,926,238 shares of common stock, 395,824 unvested restricted shares of common stock, and no shares of preferred stock. All shares of common stock are nonassessable.
     The rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of a series of preferred stock to be issued in the future. Further, the rights, preferences and privileges of the holders of common stock may be diluted to the extent holders of options or convertible debentures exercise their respective rights to exercise options or convert debentures into shares of our common stock.
     Common Stock
     Voting Rights
     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Except as otherwise required by applicable law and subject to the voting rights of the holders of any outstanding shares of preferred stock, the approval of all matters brought before our stockholders, except the election of directors, requires the affirmative vote of the holders of a majority of the voting power of the shares of common stock that are present in person or represented by proxy. The election of directors is decided by plurality vote.
     Dividend Rights
     Subject to any preferential or other rights of holders of preferred stock then outstanding, the board of directors may declare and pay a dividend on outstanding shares of common stock out of the funds legally available for the payment of dividends. Our stockholders are entitled to share equally, in accordance with the number of shares of common stock held by each holder, in any dividend declared by our board of directors, whether payable in cash, property, or securities of the company.
     Right to Receive Liquidation Distributions
     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, after payment to all our creditors of the full amounts to which they are entitled and subject to any preferential or other rights of the holders of preferred stock, the holders of common stock are entitled to share ratably, in accordance with the number of shares of common stock held by each holder, in our remaining assets available for distribution among our stockholders, whether capital, surplus or earnings. For this purpose, neither a consolidation or a merger of our company with or into any other corporation, nor the sale, lease, exchange or transfer by our company of all or any part of our assets, nor the reduction of our capital stock, constitutes a liquidation, dissolution or winding-up of our company.
     Preemptive, Redemption and Other Rights
     Holders of our common stock generally have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to the outstanding shares of our common stock.

     Preferred Stock
     Pursuant to the terms of our certificate of incorporation, our board of directors is authorized to issue, without stockholder approval, up to 2,000,000 shares of preferred stock in one or more series. Our board of directors may from time to time authorize the issuance of one or more series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares of preferred stock in one or more series, establish the number of shares constituting a series, and provide designations, preferences, and relative, participating, optional or other special rights, and any qualifications, limitation or restrictions on shares of our preferred stock, including, but not limited to, voting rights, dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. The board of directors is authorized to increase (but not above the total number of authorized shares of preferred stock) or decrease (but not below the number of shares then outstanding) the number of shares of capital stock of any series of preferred stock.
Amendment of By-laws
     Pursuant to Article VII of our bylaws, our bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors. If any bylaw regulating an impending election of directors is adopted, amended or repealed by the board of directors, the notice of the next meeting of the stockholders to elect the directors shall set forth the bylaw so adopted, amended, or repealed, together with a precise statement of the changes made. Bylaws adopted by the board of directors may be amended or repealed by our stockholders.
Anti-Takeover Provisions
     Our certificate of incorporation and bylaws contain certain provisions, as described below, that may discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In addition, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and discourage certain tactics that may be used in proxy fights. The protective nature of these provisions, however, may also delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. Such provisions also may have the effect of preventing changes in our management.
     Preferred Stock
     Our future issuance of preferred stock could adversely affect the rights of our common stockholders by, among other things:
•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	reducing the amount of assets remaining for payment to holders of shares in the event of a liquidation of assets; or

•	delaying or preventing a change in control without further action by the stockholders.
     Calling of Special Meeting of Stockholders
     Our bylaws provide that, unless otherwise prescribed by statute, special meetings of stockholders may be called by the chairman of the board, the Chief Executive Officer or by resolution of the board of directors. Our Chief Executive Officer or Secretary upon the written request of not less than 10% in interest of the stockholder entitled to vote must call the special meeting of our stockholders.

     No Cumulative Voting
     Our certificate of incorporation and bylaws do not grant stockholders the right to cumulate votes in the election of directors.
     Removal of Directors; Vacancies
     Pursuant to our bylaws and subject to any written agreement among all of the stockholders, any director or the entire board of directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of the shares entitled to vote for the election of directors at any annual or special meeting called for that purpose. Subject to any written agreement among all of the stockholders, any vacancies thus created may be filled at such meeting by an affirmative vote of a majority of the stockholders entitled to vote or, if such vacancies are not so filled, by the directors pursuant to a majority vote of such directors, provided that they do not attempt to fill such vacancy by re-electing the director whose removal created such vacancy.
Limitations of Liability and Indemnification of Officers and Directors
     Our certificate of incorporation and bylaws eliminate the personal liability of our directors to the fullest extent permitted by section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) and require us to indemnify all persons whom we have the power to indemnify to the fullest extent permitted under Section 145 of the DGCL. See “Item 12. Indemnification of Directors and Officers” for a detailed description of the limitations of liability and indemnification of our officers and directors.
Transfer Agent and Registrar
     The transfer agent and registrar for the common stock is StockTrans Inc., 44 W. Lancaster Avenue, Ardmore, PA 19003.

Item 12. Indemnification of Directors and Officers.
     This section of the registration statement provides a description of the material terms of Sections 145 and 102(b)(7) of the DGCL, our certificate of incorporation and our bylaws related to the indemnification of our directors and officers and the limitation of personal liability of our directors. The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of the foregoing sections of the DGCL as well as our certificate of incorporation and bylaws. We urge you to read the full text of these documents.
Indemnification Provisions
     Section 145 of DGCL
     Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, referred to as the action, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation described below) by reason of the fact that such person:
•	is or was a director, officer, employee or agent of such corporation; or

•	is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise.
     A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action if the person:
•	acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•	with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any action by or in the right of the corporation to procure a judgment in its favor due to the fact that such person acted in any of the capacities set forth above against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if the person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation. However, a corporation may not indemnify such person in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses the Court of Chancery or such other court deems proper.
     Section 145(c) of the DGCL further provides that, to the extent that an officer or director of a Delaware corporation has been successful on the merits or otherwise in the defense of any action referred to above, or in the defense of any claim, issue or matter related to such action, the corporation must indemnify such person against the expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such defense.
     Pursuant to Section 145(e), a Delaware corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending any such action, provided that the officer or director undertakes to repay such amount if it is ultimately determined that such person is not entitled to the corporation’s indemnification.

     The indemnification and advancement of expenses provided by Section 145 of the DGCL is not exclusive of any other rights to which a person may be entitled under any corporation’s bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Furthermore, Section 145(g) of the DGCL authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
     Certificate of Incorporation and Bylaws
     Our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons who we have the power to indemnify under Section 145 of DGCL against all expenses, liabilities or other matters covered by such Section 145.
     In addition, subject to certain conditions described below, our bylaws require us to indemnify any person entitled to indemnification under Section 145 of the DGCL to the fullest extent permitted by applicable law against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. We are required to indemnify a person in connection with a proceeding initiated by that person only if our board of directors authorized such proceeding.
     Our bylaws provide that any amount that a person who was or is serving at our request as a director, officer, employee or agent of another corporation or other entity may collect as indemnification from such other entity reduces our obligation to indemnify such person.
     Our bylaws require us to pay expenses (including attorneys’ fees) incurred in defending any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by the director or officer to repay all amounts advanced if it is ultimately determined that such person is not entitled to our indemnification.
     Our bylaws provide that our board of directors may authorize us to maintain insurance on behalf of any person entitled to indemnification under Section 145 of the DGCL against any liability incurred by such person, whether or not we would have the power to indemnify such person against such liability under the provisions of Article IX of the bylaws or the DGCL. Consistent with the provisions of Section 145 of the DGCL and our bylaws, we maintain directors’ and officers’ liability insurance for the benefit of our company and our stockholders in the amount of $10,000,000.
     The indemnification rights provided by our certificate of incorporation and bylaws are not exclusive of any other rights to which those indemnified may have under any statute, certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, as applicable.
     Any repeal or modification of the foregoing provisions of Article IX of our bylaws will not adversely affect any right or protection under such Article IX of any person in respect of any matters occurring prior to the time of such repeal or modification.

Limitation of Personal Liability
     Section 102(b)(7) of the DGCL provides that a Delaware corporation may include in its certificate of incorporation a provision eliminating or limiting personal liability of its directors to the corporation or its stockholders for monetary damages for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payment of a dividend or unlawful stock purchase or redemption as set forth in Section 174 of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit.
     Our certificate of incorporation eliminates the personal liability of our directors to the fullest extent permitted by section 102(b)(7) of the DGCL and provides that no amendment or repeal of Section ELEVENTH applies to the liability of any of our directors for any acts or omissions of such director occurring prior to the effective date of such amendment or repeal. In addition, our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of the director’s fiduciary duty consistent with Section 102(b)(7) of the DGCL.
Item 13. Financial Statements and Supplementary Data.
     The financial statements required to be included in this Registration Statement appear at the end of the Registration Statement beginning on page F-1.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
     On November 9, 2006, we engaged Grant Thornton LLP (“Grant Thornton”) as our independent accountant. The decision to engage Grant Thornton as our independent accountant was made and approved by our Audit Committee.
     During the fiscal years ended December 31, 2003 and 2004 and through November 9, 2006, we had not consulted with Grant Thornton regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement (as that term is described in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K), or a reportable event (as that term is described in Item 304(a)(1)(v) of Regulation S-K).
Item 15. Financial Statements and Exhibits.
     (a) Financial Statements
     The financial statements required to be included in this Registration Statement appear beginning on page F-1 below.

(b) Exhibits

Exhibit No.	Description of Document
3.1	Restated Certificate of Incorporation, dated August 30, 2004. +

3.2	By-Laws. +

4.1	Specimen of Common Stock Certificate. +

4.2	Form of Debenture (incorporated by reference to Exhibit A to the Indenture, dated as of June 27, 2005, between the Company and HSBC Bank USA, National Association, as Trustee, listed on Exhibit 4.3).

4.3	Indenture, dated as of June 27, 2005, between the Company and HSBC Bank USA, National Association, as Trustee. +

4.4	Supplemental Indenture, dated as of July 6, 2005, between the Company and HSBC Bank USA, National Association, as Trustee. +

4.5	Registration Rights Agreement, dated as of June 27, 2005, between the Company and the Initial Purchasers named therein. +

4.6	Promissory Note dated June 7, 2006, issued by the Company to Solvay Pharmaceuticals, Inc. +

10.1	Amended and Restated Loan and Security Agreement, dated as of December 15, 2005, between the Company and Wachovia Bank, National Association. +

10.1.1	First Amendment, dated October 14, 2008, to Amended and Restated Loan and Security Agreement, dated December 15, 2005, between the Company and Wachovia Bank, National Association. +

10.2	Purchase Agreement, dated June 26, 2005, between the Company and the Purchasers named therein. +

10.3	1995 Stock Incentive Plan.* +

10.4	1999 Equity Incentive Plan.* +

10.5	2001 Non-Qualified Employee Stock Purchase Plan.* +

10.6	Amended and Restated 2002 Equity Incentive Plan (Corrected).* +

10.7	Executive Non-Qualified Deferred Compensation Plan, restated effective January 1, 2005.* +

10.8	Employment Agreement, dated as of December 14, 1999, between the Company and Charles Hsiao, Ph.D.* +

10.9	Employment Agreement, dated as of December 14, 1999, between the Company and Larry Hsu, Ph.D.* +

10.10	Employment Agreement, dated as of September 1, 2006, between the Company and David S. Doll.* +

10.11	Separation Agreement and General Release, dated July 30, 2008, between the Company and David S. Doll.* +

10.12	Consulting Agreement, effective as of September 4, 2008, between the Company and David S. Doll.* +

10.13	Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.1	Letter Amendment, dated October 8, 2003, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.2	Letter Agreement, dated March 24, 2005, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.3	Letter Amendment, dated March 24, 2005 and effective January 1, 2005, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.4	Amendment, dated January 24, 2006, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.5	Amendment, dated February 9, 2007, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.14	Development, License and Supply Agreement, dated as of June 18, 2002, between the Company and Wyeth, acting through its Wyeth Consumer Healthcare Division.** +

Exhibit No.	Description of Document
10.14.1	Amendment, dated as of July 9, 2004, to Development, License and Supply Agreement, dated as of June 18, 2002, between the Company and Wyeth, acting through its Wyeth Consumer Healthcare Division. +

10.14.2	Amendment, dated as of February 14, 2005, to Development, License and Supply Agreement, dated as of June 18, 2002, between the Company and Wyeth, acting through its Wyeth Consumer Healthcare Division. +

10.15	Licensing, Contract Manufacturing and Supply Agreement, dated as of June 18, 2002, between the Company and Schering Corporation.** +

10.15.1	Amendment No. 3, effective as of July 23, 2004, to Licensing, Contract Manufacturing and Supply Agreement, dated as of June 18, 2002, between the Company and Schering Corporation.** +

10.15.2	Amendment No. 4, effective as of December 15, 2006, to Licensing, Contract Manufacturing and Supply Agreement, dated as of June 18, 2002, between the Company and Schering Corporation.** +

10.16	Supply and Distribution Agreement, dated as of November 3, 2005, between the Company and DAVA Pharmaceuticals, Inc.** +

10.16.1	Amendment No. 2, dated February 6, 2007, to Supply and Distribution Agreement, dated November 3, 2005, between the Company and DAVA Pharmaceuticals, Inc.** +

10.17	Patent License Agreement, dated as of March 30, 2007, by and among Purdue Pharma L.P., The P.F. Laboratories, Inc., Purdue Pharmaceuticals L.P. and the Company.** +

10.18	Supplemental License Agreement, dated as of March 30, 2007, by and among Purdue Pharma L.P., The P.F. Laboratories, Inc., Purdue Pharmaceuticals L.P. and the Company.** +

10.19	Sublicense Agreement, effective as of March 30, 2007, between the Company and DAVA Pharmaceuticals, Inc.** +

10.20	Promotional Services Agreement, dated as of January 19, 2006, between the Company and Shire US Inc.** +

10.21	Co-promotion Agreement, dated as of July 16, 2008, between the Company and Wyeth, acting through its Wyeth Pharmaceuticals Division.** +

10.22	Joint Development Agreement, dated as of November 26, 2008, between the Company and Medicis Pharmaceutical Corporation.** +

11.1	Statement re computation of per share earnings (incorporated by reference to Note 17 to the Notes to the Consolidated Financial Statements and Note 11 to (Unaudited) Interim Consolidated Financial Statements included in this registration statement).

21.1	Subsidiaries of the registrant. +

*	Management contract, compensatory plan or arrangement.

**	Confidential treatment requested for certain portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act, which portions are omitted and filed separately with the SEC.

+	Previously filed.

Impax Laboratories, Inc.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007, 2006 and 2005	F-3

Consolidated Statements of Operations for each of the three years ended December 31, 2007	F-4

Consolidated Statements of Changes in Stockholders’ Equity/(Deficit) for each of the three years ended December 31, 2007 and Consolidated Statements of Comprehensive Income/(Loss) for each of the three years ended December 31, 2007
F-5

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2007	F-6

Notes to Consolidated Financial Statements for the three years ended December 31, 2007	F-8

Consolidated Balance Sheets as of September 30, 2008 (unaudited) and December 31, 2007	F-65

Consolidated Statements of Operations for the nine months ended September 30, 2008 and 2007 (unaudited)	F-66

Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2008 and Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2008 and 2007 (unaudited)
F-67

Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007 (unaudited)	F-68

Notes to Consolidated Financial Statements for the nine months ended September 30, 2008 (unaudited)	F-70

Schedule II, Valuation and Qualifying Accounts	S-1

Page F-1 of F-93

Impax Laboratories, Inc.
Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Impax Laboratories, Inc.
We have audited the accompanying consolidated balance sheets of Impax Laboratories, Inc. and Subsidiaries (a California corporation), (the “Company”) as of December 31, 2007, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders’ equity (deficit), comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2007. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Impax Laboratories, Inc. and Subsidiaries as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Notes 2, 10 and 15 to the consolidated financial statements, the Company has adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 in 2007 and FASB No. 123(R), Share-Based Payment in 2006.
/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
October 10, 2008

Page F-2 of F-93

Impax Laboratories, Inc.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share data)

	December 31,
	2007	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$37,462	$6,399	$55,877
Short-term investments	106,034	23,435	204
Accounts receivable, net	51,503	61,921	30,528
Inventory, net	27,568	34,111	33,265
Current portion of deferred product manufacturing costs-alliance agreements	11,923	14,378	6,511
Current portion of deferred income taxes	27,376	409	918
Deferred charge-exclusivity period fee	—	38,133	—
Prepaid expenses and other assets	8,592	1,888	1,578

Total current assets	270,458	180,674	128,881

Property, plant and equipment, net	81,223	69,402	55,251
Deferred product manufacturing costs-alliance agreements	82,474	58,587	38,772
Deferred income taxes, net	47,937	425	—
Other assets	6,793	7,226	9,807
Goodwill	27,574	27,574	27,574

Total assets	$516,459	$343,888	$260,285

LIABILITIES AND STOCKHOLDERS’ EQUITY/ (DEFICIT)
Current liabilities:
Current portion of long-term debt	$69,234	$1,827	$111
Accounts payable	16,898	14,550	12,643
Accrued expenses	35,838	30,213	48,289
Current portion of deferred revenue-alliance agreements	26,381	33,965	12,042
Current portion of accrued exclusivity period fee payments due	12,000	18,200	—

Total current liabilities	160,351	98,755	73,085

3.5% Convertible senior subordinated debentures	12,750	75,000	75,000
Long-term debt	7,760	14,603	5,285
Fair value of common stock purchase warrants	2,285	2,313	3,977
Deferred revenue-alliance agreements	181,720	144,086	91,292
Deferred income taxes	—	—	454
Accrued exclusivity period fee payments due	6,000	9,000	—
Other liabilities	11,426	4,107	2,306

Total liabilities	$382,292	$347,864	$251,399

Commitments and contingencies (Notes 19 and 20)

Stockholders’ equity/ (deficit):
Preferred Stock, $ 0.01 par value, 2,000,000 shares authorized, none outstanding at December 31, 2007, 2006, and 2005	$—	$—	$—
Common stock, $ 0.01 par value, 90,000,000 shares authorized and 58,822,548, 58,785,199, and 58,976,992 issued and outstanding at December 31, 2007, 2006, and 2005, respectively	591	590	590
Additional paid-in capital	196,049	183,809	182,467
Treasury stock-acquired as a result of achievement of milestone under the Teva Agreement, 243,729 shares at December 31, 2007 and 2006	(2,157)	(2,157)	—
Accumulated other comprehensive (loss)	(26)	(3)	—
Accumulated deficit	(60,290)	(186,215)	(174,171)

Total stockholders’ equity (deficit)	$134,167	$(3,976)	$8,886

Total liabilities and stockholders’ equity (deficit)	$516,459	$343,888	$260,285

The accompanying notes are an integral part of these consolidated financial statements.

Page F-3 of F-93

Impax Laboratories, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	Year Ended December 31,
	2007	2006	2005
Revenues:
Global product sales, net	$87,978	$78,201	$89,291
Rx Partner	161,114	36,809	12,630
OTC Partner	11,866	13,782	10,451
Promotional Partner	12,759	6,434	—
Other	36	20	28

Total revenues	273,753	135,246	112,400

Cost of revenues	107,656	72,248	58,435

Gross profit	166,097	62,998	53,965

Operating expenses:
Research and development	39,992	29,635	26,095
Patent litigation	10,025	9,693	7,734
Litigation settlement	—	2,556	—
Selling, general and administrative	39,573	32,361	25,759

Total operating expenses	89,590	74,245	59,588

Income (loss) from operations	76,507	(11,247)	(5,623)

Change in fair value of common stock purchase warrants	(110)	1,098	4,502
Other income (expense), net	73	(192)	(149)
Interest income	4,751	2,233	1,993

Interest expense	(4,113)	(3,796)	(6,314)

Income (loss) before income taxes	77,108	(11,904)	(5,591)
Benefit (provision) for income taxes	48,817	(140)	(189)

Net income (loss)	$125,925	$(12,044)	$(5,780)

Net income (loss) per share:
Basic	$2.14	$(0.20)	$(0.10)

Diluted	$2.06	$(0.20)	$(0.10)

Weighted average common shares outstanding:
Basic	58,810,452	58,996,365	58,955,664

Diluted	61,217,470	58,996,365	58,955,664

The accompanying notes are an integral part of these consolidated financial statements.

Page F-4 of F-93

Impax Laboratories, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/ (DEFICIT)
AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2007
(dollars and shares in thousands)

						Accumulated
			Additional			Other
	Common Stock		Paid-In	Treasury	Accumulated	Comprehensive
Stockholders’ Equity (Deficit)	Shares	Par Value	Capital	Stock	Deficit	Loss	Total
Balance at December 31, 2004	58,898	$589	$182,048	$—	$(168,391)	$—	$14,246

2005
Exercise of stock options and sale of common stock under ESPP	79	1	419				420
Net loss					(5,780)		(5,780)

Balance at December 31, 2005	58,977	$590	$182,467	$—	$(174,171)	$—	$8,886

2006
Exercise of common stock purchase warrants, stock options, and sale of common stock under ESPP	52	—	659				659
Share-based compensation expense			683				683
Achievement of milestone under the Teva Agreement	(244)			(2,157)			(2,157)
Currency translation adjustments						(3)	(3)
Net loss					(12,044)		(12,044)

Balance at December 31, 2006	58,785	$590	$183,809	$(2,157)	$(186,215)	$(3)	$(3,976)

2007
Exercise of common stock purchase warrants, stock options, and sale of common stock under ESPP	37	1	250				251
Share-based compensation expense			1,513				1,513
Tax benefit related to exercise of employee stock options			10,477				10,477
Currency translation adjustments						(23)	(23)
Net income					125,925		125,925

Balance at December 31, 2007	58,822	$591	$196,049	$(2,157)	$(60,290)	$(26)	$134,167

	Year Ended December 31,
Comprehensive Income/ (Loss)	2007	2006	2005
Net income (loss)	$125,925	$(12,044)	$(5,780)
Cumulative translation adjustments	(23)	(3)	—

Comprehensive income (loss)	$125,902	$(12,047)	$(5,780)

The accompanying notes are an integral part of these consolidated financial statements.

Page F-5 of F-93

Impax Laboratories, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income (loss)	$125,925	$(12,044)	$(5,780)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,612	7,307	5,416
Bad debt expense	550	—	—
Tax benefit on reversal of valuation allowance on deferred tax asset	(81,485)	—	—
Deferred income taxes	17,483	—	—
Tax benefit related to exercise of employee stock options	(10,477)	—	—
Provision for uncertain tax positions	6,118	—	—
Deferred revenue – Rx Partners	234,816	115,391	40,550
Deferred product manufacturing costs – Rx Partners	(64,681)	(42,431)	(10,139)
Deferred revenue recognized – Rx Partners	(161,114)	(36,809)	(12,630)
Amortization deferred product manufacturing costs – Rx Partners	46,363	14,006	3,372
Deferred revenue – OTC Partners	15,359	11,215	8,039
Deferred product manufacturing costs – OTC Partners	(13,014)	(11,678)	(6,560)
Deferred revenue recognized – OTC Partners	(11,866)	(13,782)	(10,451)
Amortization deferred product manufacturing costs – OTC Partners	9,900	12,421	7,293
Payments on exclusivity period fee	(18,200)	(14,400)	—
Payments on accrued litigation settlements	(2,573)	(12,000)	—
Accrued litigation settlement expense	—	2,556	—
Share-based compensation expense	1,514	683	—
Accretion of interest income on short-term investments	(3,147)	(1,004)	(363)
Change in fair value of common stock purchase warrants	110	(1,098)	(4,502)
Write-off remaining balance of unamortized deferred financing fees	—	—	2,835
Changes in assets and liabilities:
Accounts receivable	9,868	(31,393)	(6,677)
Inventory	6,543	(846)	(3,043)
Prepaid expenses and other assets	(6,325)	1,960	1,115
Accounts payable and accrued expenses	7,546	4,372	11,768
Other liabilities	1,189	1,814	909

Net cash provided by (used in) operating activities	$119,014	$(5,760)	$21,152

Cash flows from investing activities:
Purchase of short-term investments	$(244,119)	$(57,530)	$(7,086)
Maturities of short-term investments	164,667	35,302	57,217
Purchases of property, plant and equipment	(18,836)	(21,475)	(14,764)

Net cash (used in) provided by investing activities	$(98,288)	$(43,703)	$35,367

Cash flows from financing activities:
(Repayments) under revolving line of credit, net	$—	$—	$(5,000)
Repayment of long-term debt	(253)	(108)	(2,570)
Proceeds from issuance of 3.5% convertible debentures	—	—	74,900
Repayment of 1.25% convertible debentures	—	—	(95,000)
Payment of deferred financing fees	—	—	(2,461)
Tax benefit related to exercise of employee stock options	10,477	—	—
Proceeds from stock option exercises and purchases under ESPP	113	93	421

Net cash provided by (used in) financing activities	$10,337	$(15)	$(29,710)

Net increase (decrease) in cash and cash equivalents	$31,063	$(49,478)	$26,809
Cash and cash equivalents, beginning of the year	$6,399	$55,877	$29,068

Cash and cash equivalents, end of year	$37,462	$6,399	$55,877

The accompanying notes are an integral part of these consolidated financial statements.

Page F-6 of F-93

Supplemental disclosure of non-cash investing and financing activities:

	Year ended December 31,
(in $000s)	2007	2006	2005
Cash paid for interest	$4,556	$3,409	$2,544

Cash paid for income taxes	$14,106	$500	$—

In January 2007, the Company issued 9,388 shares of common stock as the result of a cashless exercise of common stock purchase warrants.
In February 2006, the Company issued 35,243 shares of common stock as the result of a cashless exercise of common stock purchase warrants.
Unpaid vendor invoices of approximately $ 2,150,000, $ 722,000 and $ 1,189,000 which are accrued as of December 31, 2007, 2006 and 2005, respectively, are excluded from the purchase of property, plant, and equipment and the change in accounts payable and accrued expenses.
The accompanying notes are an integral part of these consolidated financial statements.

Page F-7 of F-93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006, 2005
1. THE COMPANY
Impax Laboratories, Inc. (“Impax” or the “Company”) is a technology-based, specialty pharmaceutical company. The Company has two reportable segments, referred to as the “Global Pharmaceuticals Division” (“Global Division”) and the “Impax Pharmaceutical Division” (“Impax Division”) . The Global Division develops, manufactures, sells, and distributes generic pharmaceutical products. The Impax Division is engaged in the process of developing branded pharmaceutical products.
The Company’s Global Division develops, formulates, manufactures, and sells controlled-release and specialty generic pharmaceutical products, through three sales channels, including: “Global”, which includes direct sales of generic prescription (“Rx”) products to wholesalers, large retail drug chains, and others; “Rx Partners”, which include the sale of generic prescription (“Rx”) products through unrelated third-party pharmaceutical entities pursuant to alliance agreements; and, “OTC Partners”, which include the sale of generic over-the-counter (“OTC”) products through unrelated third-party pharmaceutical entities pursuant to alliance agreements.
The Company marketed a total of sixty-five generic pharmaceutical products as of June 30, 2008, which represented dosage variations of twenty-four different pharmaceutical compounds marketed under the Company’s own “Global” label; plus a total of twelve generic prescription pharmaceuticals, representing dosage variations of three different pharmaceutical compounds sold to other unrelated third-party pharmaceutical entities pursuant to the Rx Partner Alliance Agreements; and two generic over-the-counter (“OTC”) products of a single compound sold to other unrelated third-party pharmaceutical entities pursuant to the OTC Partner Alliance Agreements.
The Company has nineteen applications for approval of new generic products under review by the U.S. Food and Drug Administration (“FDA”), four of which have been tentatively approved, and approximately fifty additional generic products in various stages of research and development, for which applications have not yet been filed.
The Company’s Impax Division is engaged in the development of proprietary brand pharmaceutical products through improvements to already approved pharmaceutical products to address central nervous system (“CNS”) disorders. The IMPAX Division is also engaged in the co-promotion through a direct sales force focused on marketing to physicians, primarily in the CNS community, pharmaceutical products developed by other unrelated third-party pharmaceutical entities
In the State of California (“CA”), the Company utilizes a combination of owned and leased facilities located in Hayward, CA, including a research and development center, a manufacturing facility, an office building used as the Company’s corporate headquarters for management, manufacturing support staff, and administrative personnel. Additionally, the Company leases four other facilities in Hayward, CA, Pleasanton, CA, and Fremont, CA utilized for additional research and development, administrative services, and equipment storage. In the Commonwealth of Pennsylvania (“PA”), the Company owns a packaging, warehousing, and distribution center located in Philadelphia, PA, as well as a leased facility in New Britain, PA used for sales and marketing, finance, and administration personnel, as well as providing additional warehouse space. Outside the Unites States of America (“USA”), in Taiwan, R.O.C., the Company currently has under construction a facility to eventually be utilized for manufacturing, research and development, warehouse, and administrative space, which is expected to be operational in 2010.
The Company was formerly known as Global Pharmaceutical Corporation until December 14, 1999, when Impax Pharmaceuticals, Inc., a privately held drug delivery company, was merged into the Company and its name was changed to Impax Laboratories, Inc. The merger was treated as the recapitalization of Impax Pharmaceuticals, Inc., with Impax Pharmaceuticals, Inc. deemed the acquirer of Global Pharmaceutical Corporation, with such transaction deemed a reverse acquisition for accounting purposes.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the use of estimates and assumptions, based on complex judgments considered reasonable, affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant judgments are employed in estimates used in determining values of tangible and intangible assets, legal contingencies, tax assets and tax liabilities, fair value of stock purchase warrants, fair value of share-based compensation awards issued to employees, and estimates used in applying the Company’s revenue recognition policy including those related to sales rebates, chargebacks and shelf stock adjustments, Medicare and Medicaid, and sales returns accruals, and recognition periods related to alliance agreements. Actual results may differ from estimated results.
Principles of Consolidation
The consolidated financial statements of the Company include the accounts of the operating parent company, Impax Laboratories, Inc., its wholly-owned subsidiary, Impax Laboratories (Taiwan) Inc., and an equity investment in Prohealth Biotech, Inc. (“Prohealth”), of which the Company holds a 60% majority ownership interest. All significant intercompany accounts and transactions have been eliminated.
On July 1, 2006, the Company acquired 150,000 shares of the outstanding common stock, representing 60% of total shares outstanding, of Prohealth, a privately-held company organized under the laws of Taiwan, R.O.C., for cash consideration of $ 599,000. The Company acquired Prohealth to provide additional research and development capacity. The results of Prohealth’s operations have been included in the consolidated financial statements since the date of acquisition.
Cash and Cash Equivalents
The Company considers all short-term investments with maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. The Company is potentially subject to financial instrument concentration of credit risk through its cash and cash equivalents. The Company maintains cash and cash equivalents with several major financial institutions. Such amounts frequently exceed Federal Deposit Insurance Corporation (“FDIC”) limits.
Short-Term Investments
Short-term investments represent investments in fixed rate financial instruments with maturities of greater than three months but less than twelve months at the time of purchase. The Company’s short-term investments are held in U.S. Treasury securities and high grade commercial paper, which are not insured by the FDIC. They are stated at amortized cost, which approximates fair value.
Fair Value of Financial Instruments
The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair values due to their short-term nature. The Company estimates the fair value of its fixed-rate long-term debt to be $ 69,938,000, $ 73,313,000 and $ 72,375,000 at December 31, 2007, 2006 and 2005, respectively.
Contingencies
In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, covering a wide range of matters, including, among others, patent litigation, shareholder lawsuits, and product liability. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records accruals for such loss contingencies when it is probable a liability will be incurred and the amount of loss can be reasonably estimated. The Company, in accordance with SFAS No. 5, does not recognize gain contingencies until realized. A discussion of contingencies is included in Note 13, “Commitments and Contingencies” and Note 14, “Legal and Regulatory Matters.”

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Allowance for Doubtful Accounts
The Company maintains allowances for doubtful accounts for estimated losses resulting from amounts deemed to be uncollectible from its customers; these allowances are for specific amounts on certain accounts.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, cash equivalents, short-term investments, and accounts receivable. The Company limits its credit risk associated with cash, cash equivalents and short-term investments by placing its investments with high quality money market funds, corporate debt, short-term commercial paper and in securities backed by the U.S. Government. The Company limits its credit risk with respect to accounts receivable by performing credit evaluations when deemed necessary. The Company does not require collateral to secure amounts owed to it by its customers.
The following tables present the percentage of total accounts receivable and gross sales represented by the Company’s five largest customers as of and for the years ended December 31, 2007, 2006 and 2005:

Percent of Total Accounts Receivable	2007	2006	2005
Customer #1	26.1%	45.5%	15.1%
Customer #2	15.8%	11.2%	29.4%
Customer #3	19.1%	13.5%	19.2%
Customer #4	8.7%	7.1%	9.2%
Customer #5	8.4%	5.0%	11.3%

Total-Five largest customers	78.1%	82.3%	84.2%

Percent of Gross Sales	2007	2006	2005
Customer #1	13.2%	19.0%	7.4%
Customer #2	10.7%	18.5%	28.1%
Customer #3	13.7%	17.9%	15.9%
Customer #4	5.7%	8.7%	7.8%
Customer #5	36.9%	—	—
Customer #6	—	5.7%	—
Customer #7	—	—	6.1%

Total-Five largest customers	80.2%	69.8%	65.3%

During the years ended December 31, 2007, 2006 and 2005, the Company’s top ten products accounted for 68%, 67% and 74%, respectively, of Global product sales, net.

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Inventory
Inventory is stated at the lower of cost or market. Cost is determined using a standard cost method, and the cost flow assumption is first-in, first-out (FIFO) flow of goods. Standard costs are revised annually, and significant variances between actual costs and standard costs are apportioned to inventory and cost of goods sold based upon inventory turnover. Costs include materials, labor, quality control, and production overhead. Inventory is adjusted for short-dated, unmarketable inventory equal to the difference between the cost of inventory and the estimated value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Consistent with industry practice, the Company may build pre-launch inventories of certain Abbreviated New Drug Application (“ANDA”) related products which are pending required FDA approval and/or resolution of patent infringement litigation, when, in the Company’s assessment, such action is appropriate to increase the commercial opportunity, and FDA approval is expected in the near term, and /or the litigation will be resolved in the Company’s favor.
In November 2004, the FASB issued SFAS No. 151 (“SFAS 151”), “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies abnormal inventory costs, such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period costs. The provisions of SFAS No. 151 were effective for the fiscal year ended December 31, 2006. The adoption of SFAS 151 did not have an impact on the Company’s financial position, results of operations or cash flows, as the Company already accounted for abnormal inventory costs as a current period charge.
The Company is dependent on a small number of suppliers for its raw materials, and any delay or unavailability of raw materials can materially adversely affect its ability to produce products. The Company believes it has, and will continue to have, adequate and dependable sources for the supply of raw materials and components for its manufacturing requirements. All of the Company’s manufacturing facilities are located in northern California, and significant adverse events affecting this geographical area could have a material adverse effect on the Company’s ability to produce products.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred and costs of improvements and renewals are capitalized. Costs incurred in connection with the construction or major renovation of facilities, including interest directly related to such projects, are capitalized as construction in progress. Depreciation is recognized using the straight-line method based on the estimated useful lives of the related assets, which are 40 years for buildings, 15 years for building improvements, 7-10 years for equipment, and 3-5 years for office furniture and equipment. Land and construction-in-progress are not depreciated.

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Goodwill
In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, (SFAS No. 142), rather than recording periodic amortization, goodwill is subject to an annual assessment for impairment by applying a fair-value-based test. According to SFAS No. 142, if the fair value of the reporting unit exceeds the reporting unit’s carrying value, including goodwill, then goodwill is considered not impaired, making further analysis not required.
The Company considers the Global Division and the Impax Division operating segments to each be a reporting unit as this is the lowest level for which discrete financial information is available. The Company attributes the entire carrying amount of goodwill to the Global Division.
The Company concluded the carrying value of goodwill was not impaired as of December 31, 2007, 2006, and 2005. The Company performs its annual goodwill impairment test in the fourth quarter of each year. In addition, on a quarterly basis, the Company performs a review of its business operations to determine if events or changes in circumstances have occurred which could have a material adverse effect on the estimated fair value of the reporting unit, and thus indicate a potential impairment of the goodwill carrying value. If such events or changes in circumstances were deemed to have occurred, the Company would perform an interim impairment analysis, which may include the preparation of a discounted cash flow model, or consultation with one or more valuation specialists, to analyze the impact, if any, in the Company’s assessment of the reporting unit’s fair value. The Company has not to-date deemed there to be any significant adverse changes in the legal, regulatory, or general economic environment in which the Company conducts its business operations.

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Revenue Recognition
The Company recognizes revenue when the earnings process is complete, which under SEC Staff Accounting Bulletin No. 104, Topic No. 13, Revenue Recognition, is when revenue is realized or realizable and earned and there is persuasive evidence a revenue arrangement exists; delivery of goods or services has occurred; the sales price is fixed or determinable; and, collectibility is reasonably assured.
The Company accounts for revenue arrangements with multiple deliverables in accordance with Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Elements (“EITF 00-21”), which addresses the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting. A delivered item within an arrangement is considered a separate unit of accounting only if all of the following criteria are met:
-	the delivered item has value to the customer on a stand-alone basis;

-	there is objective and reliable evidence of the fair value of the undelivered item; and

-	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.
Under EITF 00-21, if the fair value of any undelivered element cannot be objectively or reliably determined, then separate accounting for the individual deliverables is not appropriate. Revenue recognition for arrangements with multiple deliverables constituting a single unit of accounting is recognizable generally over the greater of the term of the arrangement or the expected period of performance, on a straight-line basis or on a modified proportional performance method.

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Global product sales, net:

The “Global product sales, net” line item of the statement of operations, includes revenue recognized related to shipments of pharmaceutical products to the Company’s customers, primarily drug wholesalers and retail chains. Gross sales revenue is recognized at the time title and risk of loss passes to the customer — generally when product is received by the customer. Included in Global product revenue are deductions from the gross sales price, including deductions related to estimates for chargebacks, rebates, returns, shelf-stock, and other pricing adjustments. The Company records an estimate for these deductions in the same period when revenue is recognized. A summary of each of these deductions is as follows:
Returns
The Company allows its customers to return product (i) if approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request and (ii) if such products are returned within six months prior to or until 12 months following, the products’ expiration date.
The Company estimates a provision for product returns as a percentage of gross sales based upon historical experience of Global product sales. The sales return reserve is estimated using an historical lag period — which is the time between when the product is sold and when it is ultimately returned, as determined from the Company’s system generated lag period report — and return rates, adjusted by estimates of the future return rates based on various assumptions, which may include changes to internal policies and procedures, changes in business practices, and commercial terms with customers, competitive position of each product, amount of inventory in the wholesaler supply chain, the introduction of new products, and changes in market sales information. The Company considers other factors when estimating its current period return provision, including levels of inventory in the distribution channel, significant market changes which may impact future expected returns, and actual product returns. The Company monitors actual returns on a quarterly basis and may record specific provisions for returns it believes are not covered by historical percentages.
Rebates and Chargebacks
The Company maintains various rebate programs with its Global customers. The rebate programs are integral to the Company’s effort to maintain a competitive position in its marketplace, as well as to promote greater product sales along with customer loyalty. The rebates generally take the form of a credit against the invoiced gross sales amount charged to a customer for products shipped. A provision for rebate deductions is estimated and recorded in the same period when revenue is recognized based upon the terms of the various rebate programs in effect at the time of product shipment. The Company monitors actual rebates granted and compares them to the estimated provision for rebates to assess the reasonableness of the rebates reserve at each balance sheet date on a quarterly basis.
The Company’s chargeback is the difference between the Company’s invoice price to a wholesaler and the final price paid by the wholesaler. The final price paid by the wholesaler can be lower than the Company’s invoice price based upon the customer to whom the wholesaler sells the Company’s products. The chargeback generally takes the form of a credit against the invoiced gross sales amount charged to the wholesaler. A provision for chargeback deductions is estimated and recorded in the same period the revenue is recognized based upon the terms of the various chargeback arrangements in effect at the time of product shipment. The Company monitors actual chargebacks granted and compares them to the estimated provision for chargebacks to assess the reasonableness of the chargebacks reserve at each balance sheet date on a quarterly basis.

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Shelf-Stock Adjustments
The Company will occasionally reduce the selling price of certain products. The Company may issue a credit against the sales amount to customers based upon their remaining inventory of the product in question, provided the customer continues to make future purchases of product from the Company. This type of customer credit is referred to as a shelf-stock adjustment, which is the difference between the sales price and the revised lower sales price, multiplied by an estimate of the number of product units on-hand at a given date. Decreases in selling prices are discretionary decisions made by the Company in response to market conditions, including estimated launch dates of competing products and estimated declines in market price.
Medicaid
As required by law, the Company provides a rebate on drugs dispensed under the Medicaid program. The Company determines its estimate of Medicaid rebate accrual primarily based on historical experience of claims submitted by the various states and any new information regarding changes in the Medicaid program which may impact the Company’s estimate of Medicaid rebates. In determining the appropriate accrual amount, the Company considers historical payment rates and processing lag for outstanding claims and payments. The Company records estimates for Medicaid rebates as a deduction from gross sales, with corresponding adjustments to accrued liabilities.
Cash Discounts
The Company offers cash discounts to its customers, generally 2% of the sales price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. An estimate of cash discounts is recorded in the same period when revenue is recognized.

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RX Partner and OTC Partner
The “Rx Partner” and “OTC Partner” line items of the statement of operations include revenue recognized under alliance agreements between the Company and other pharmaceutical companies. The Company has entered into these alliance agreements to develop marketing and /or distribution relationships with its partners to fully leverage its technology platform.
The Rx Partner and OTC Partner alliance agreements obligate the Company to deliver multiple goods and /or services over extended periods. Such deliverables include manufactured pharmaceutical products, exclusive and semi-exclusive marketing rights, distribution licenses, and research and development services. In exchange for these deliverables, the Company receives payments from its alliance agreement partners for product shipments, and may also receive royalty, profit-sharing, and /or upfront or periodic milestone payments. Revenue received from the alliance agreement partners under these agreements are not subject to deductions for chargebacks, rebates, returns, shelf-stock adjustments, and other pricing adjustments.
The Company initially defers all revenue earned under its Rx Partners and OTC Partners alliance agreements. The deferred revenue is recorded as a liability captioned “Deferred revenue — alliance agreements.” The Company also defers its direct product manufacturing costs to the extent such costs are reimbursable by the Rx Partners and OTC Partners. These deferred product manufacturing costs are recorded as an asset captioned “Deferred product manufacturing costs — alliance agreements.” The product manufacturing costs in excess of amounts reimbursable by the Rx Partners or OTC Partners are recognized as current period cost of revenue.
The Company recognizes such deferred revenue as either Rx Partner revenue or OTC Partner revenue under the respective alliance agreement, and amortizes deferred product manufacturing costs as cost of revenues — as the Company fulfills its contractual obligations. Revenue is recognized over the respective alliance agreements’ term of the arrangement or the Company’s expected period of performance, using a modified proportional performance method, which results in a greater portion of the revenue being recognized in the period of initial recognition and the remaining balance being recognized ratably over either the remaining life of the arrangement or the Company’s expected period of performance of each respective alliance agreements.
Under the modified proportional performance method of revenue recognition utilized by the Company, the amount recognized in the period of initial recognition is based upon the number of years elapsed under the respective alliance agreement relative to the estimated total length of the recognition period. Under this method, the amount of revenue recognized in the year of initial recognition is determined by multiplying the total amount realized by a fraction, the numerator of which is the then-current year of the alliance agreement and the denominator of which is the total estimated life of the alliance agreement. The amount recognized during each remaining year is an equal pro rata amount. Finally, cumulative revenue is recognized only to the extent of cash collected and /or the fair value received. The Company’s judgment is this modified proportional performance method better aligns revenue recognition with performance under a long-term arrangement as compared to a straight-line method.

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Promotional Partner:
The “Promotional Partner revenues” line item of the statement of operations includes revenue recognized under promotional services agreement with another pharmaceutical company. The promotional services agreement obligates the Company to provide physician detailing sales calls to promote its partner’s branded drug product over multiple periods. In exchange for this service, the Company receives a fixed fee based on the number of sales force representatives utilized in providing the services (up to a maximum number of sales force representatives and an annual maximum payment amount per sales force representative). The Company is also eligible to receive contingent payments based upon the number of prescriptions filled for its partner’s product above a contractual minimum threshold. Additionally, the Company may be required to refund portions of the sales force fees, if it fails to perform a minimum number of physician detail calls during specified periods.
The Company recognizes revenue from sales force fees as the services are provided and the performance obligations are met, and contingent payments at the time when they are earned. The Company would record a charge, as a reduction to Promotional Partner revenue, for periods in which a refund liability had been incurred. The Company determined this agreement does not include multiple deliverables under EITF No. 00-21.

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Shipping and Handling Fees and Costs
Shipping and handling fees related to sales transactions are recorded as selling expense.
Research and Development
Research and development activities are expensed as incurred and consist of self-funded research and development costs and costs associated with work performed by other participants under collaborative research and development agreements.
Derivatives
The Company does not engage in hedging transactions for trading or speculative purposes or to hedge exposure to currency or interest rate fluctuations. From time to time, the Company does engage in transactions that result in embedded derivatives (e.g. Convertible Debt). In accordance with SFAS No. 133 (“SFAS 133”) and related pronouncements, the Company records the embedded derivative at fair value on the balance sheet and records any related gains or losses in current earnings in the statement of operations.
Income Taxes
The Company provides for income taxes using the asset and liability method as required by SFAS No. 109, “Accounting for Income Taxes” (SFAS 109). This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law. Under SFAS 109, a valuation allowance is required when it is more-likely-than-not all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income.
The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109. In this regard, SFAS 109 does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. FIN 48 clarifies the application of SFAS 109 by defining the criterion an individual tax position must meet for any part of the benefit of the tax position to be recognized in financial statements prepared in conformity with generally accepted accounting principles. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the tax position. The tax benefits recognized in the financial statements from such a tax position should be measured based on the largest benefit having a greater than fifty percent likelihood of being realized upon ultimate settlement with the tax authority. Additionally, FIN 48 also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In accordance with the disclosure requirements of FIN 48, the Company’s policy on income statement classification of interest and penalties related to income tax obligations is to include such items as part of total interest expense and other expense, respectively.
Share-Based Compensation
The Company accounts for stock-based employee compensation arrangements in accordance with provisions of SFAS 123(R), “Share-Based Payment”, which it adopted on January 1, 2006 using the modified prospective method. Under this method, compensation expense is recognized on a straight-line basis over the remaining vesting period of any outstanding unvested options at the adoption date and any new options granted after the adoption date. Prior periods are not restated under this method. Prior to adoption of SFAS 123(R), the Company recognized compensation expense related to its stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under APB 25, compensation cost for stock options, if any, was measured as the excess of the quoted market price of the common stock at the date of grant over the amount an employee must pay to acquire the stock.

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Earnings (loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares adjusted for the dilutive effect of common stock equivalents outstanding during the period.
Other Comprehensive Income (Loss)
The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income.” This Statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. From inception through June 30, 2006, the Company has not had transactions that are required to be reported in other comprehensive income. Effective with the acquisition of Prohealth Biotech Inc. (see Note 2), the Company recorded foreign currency translation gains/losses, which are reported as other comprehensive income (loss). Foreign currency translation losses for 2007 and 2006 were $ 23,000 and $ 3,000, respectively.
Deferred Financing Costs
The Company capitalizes direct costs incurred with obtaining debt financing, which are included in Other assets on the balance sheet. Deferred financing costs, including costs incurred in obtaining debt financing, are amortized over the term of the underlying debt on a straight-line basis, which approximates the effective interest method. For the years ended December 31, 2007, 2006 and 2005, the Company charged $ 468,000, $ 466,000 and $ 693,000, respectively, to interest expense as amortization of deferred financing costs.

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3. RECENT ACCOUNTING PRONOUNCEMENTS
In September 2006, the Securities and Exchange Commission (the “SEC”) Staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “rollover” method and the “iron curtain” method. The rollover method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 is effective for any report for an interim period of the first fiscal year ending after November 15, 2006. The Company’s SAB 108 analysis did not result in an adjustment to its consolidated financial statements for the effective periods.
In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”) “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. With respect to financial assets and liabilities SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date of SFAS 157, with respect to non-financial assets and liabilities, was deferred by FASB Staff Position FAS 157-2 and is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 157 did not have a significant impact on the Company’s consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, providing companies with an option to choose, at specific election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007, early adoption is allowed. The Company has not elected to use the fair value option of SFAS 159, and does not expect SFAS 159 to have an impact on its consolidated financial statements.
In June 2007, the EITF reached a final consensus on EITF Issue No. 07-3 (“EITF 07-3”), “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”. EITF 07-3, which is effective for fiscal years beginning after December 15, 2007, requires non-refundable advance payments for future research and development activities to be capitalized until the goods have been delivered or related services have been performed. Adoption is on a prospective basis and could impact the timing of expense recognition for agreements entered into after December 31, 2007. The adoption of EITF 07-3 did not have a significant impact on the Company’s consolidated financial statements.
In November 2007, the EITF reached a final consensus on EITF Issue No. 07-1 (“EITF 07-1”) “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property”. EITF 07-1 is focused on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaborative agreement should be presented in the income statement and certain related disclosure questions. EITF 07-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Adoption is on a retrospective basis to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company is currently evaluating the impact of EITF 07-1 adoption on the Company’s consolidated financial statements.

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In December 2007, the FASB issued SFAS 141 (Revised 2007) (“SFAS 141(R)”), “Business Combinations”, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Company beginning January 1, 2009 and will apply prospectively to business combinations completed on or after this date. The effect of SFAS 141 (R) on the Company’s consolidated financial statements will be dependent on the nature and terms of any business combinations to occur after the effective date.
In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements”. SFAS 160 clarifies that a non-controlling (minority) interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a significant impact on the Company’s consolidated financial statements unless a future transaction results in a non-controlling interest in a subsidiary.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The new standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company does not expect the adoption of SFAS 161 to have a significant impact on the Company’s consolidated financial statements as the Company does not currently have any derivatives within the scope of SFAS 161.
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The FSP is intended to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. The new standard is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact of FSP FAS 142-3 adoption on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162 (“SFAS No. 162”), “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities in conformity with generally accepted accounting principles (“GAAP”) in the United States (the GAAP hierarchy). The effective date of SFAS No. 162 is November 15, 2008, which is 60 days following the SEC’s approval on September 16, 2008 of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.
In May 2008, the FASB issued FASB Staff Position APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FASB staff position is effective for financial statements issued for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of FSP APB 14-1 on the Company’s consolidated financial statements.

Page F-21 of F-93

4. INVESTMENTS
Investments consist of commercial paper, corporate bonds and medium-term notes, government agency obligations and certificates of deposit. The Company’s policy is to invest in only high quality “AAA-rated” or investment-grade securities. Investments in debt securities are accounted for as ‘held-to-maturity’ and are recorded at amortized cost. The Company has historically held all investments in debt securities until maturity, and the Company has the ability and intent to continue to hold all investments in debt securities until maturity. All of the Company’s investments have remaining contractual maturities of less than twelve months and are classified as short-term. Upon sale the Company uses a specific identification method.
A summary of Short-term investments as of December 31, 2007, 2006 and 2005 is as follows:

		Gross	Gross
(in $ 000’s)	Amortized	Unrecognized	Unrecognized	Fair
December 31, 2007	Cost	Gains	Losses	Value
Commercial paper	$94,107	$—	$—	$94,107
Government agency obligations	7,000	—	—	7,000
Corporate bonds	3,202	5	(8)	3,199
Asset-backed securities	1,503	—	(64)	1,439
Certificates of deposit	222	—	—	222

Total short-term investments	$106,034	$5	$(72)	$105,967

		Gross	Gross
(in $ 000’s)	Amortized	Unrecognized	Unrecognized	Fair
December 31, 2006	Cost	Gains	Losses	Value
Commercial paper	$14,611	$—	$—	$14,611
Corporate bonds	6,535	2	(10)	6,527
Certificates of deposit	2,289	—	—	2,289

Total short-term investments	$23,435	$2	$(10)	$23,427

		Gross	Gross
(in $ 000’s)	Amortized	Unrecognized	Unrecognized	Fair
December 31, 2005	Cost	Gains	Losses	Value
Certificate of deposit	204	—	—	204

Total short-term investments	$204	$—	$—	$204

Page F-22 of F-93

5. ACCOUNTS RECEIVABLE
The details of accounts receivable, net are set forth in the following table:

	December 31,
(in $ 000’s)	2007	2006	2005
Gross accounts receivable	$60,272	$70,975	$41,922
Less: Rebate reserve	(3,603)	(3,124)	(5,391)
Less: Chargeback reserve	(2,977)	(4,401)	(4,438)
Less: Other deductions	(2,189)	(1,529)	(1,565)

Accounts receivable, net	$51,503	$61,921	$30,528

Other deductions include allowance for disputed items, doubtful accounts, and cash discounts.
A roll forward of the chargeback and rebate reserve activity is as follows:

(in $ 000’s)	For the Year Ended December 31,
Chargeback reserve	2007	2006	2005
Beginning balance	$4,401	$4,438	$2,933
Provision recorded during the period	33,972	26,664	24,439
Credits issued during the period	(35,396)	(26,701)	(22,934)

Ending balance	$2,977	$4,401	$4,438

( in $ 000’s)	For the Year Ended December 31,
Rebate reserve	2007	2006	2005
Beginning balance	$3,124	$5,391	$3,382
Provision recorded during the period	15,968	13,856	14,679
Credits issued during the period	(15,489)	(16,123)	(12,670)

Ending balance	$3,603	$3,124	$5,391

Page F-23 of F-93

6. INVENTORY
At December 31, 2007, 2006 and 2005, inventory, net of carrying value reserves, consisted of the following:

	December 31,
(in $ 000’s)	2007	2006	2005
Raw materials	$15,005	$21,228	$24,359
Work in process	1,827	1,922	2,092
Finished goods	11,373	11,692	9,017

Total inventory, net	$28,205	$34,842	$35,468

Less: Non-current inventory, net	(637)	(731)	(2,203)

Total inventory-current, net	$27,568	$34,111	$33,265

The Company had recorded inventory reserves of $ 3,148,000, $ 2,919,000 and $ 5,776,000; as of December 31, 2007, 2006 and 2005, respectively.
To the extent inventory is not scheduled to be utilized in the manufacturing process and /or sold within twelve months of the balance sheet date, it is included as a component of other non-current assets. Amounts classified as non-current inventory consist of raw materials, net of valuation reserves. Raw materials generally have a shelf life of approximately three to five years, while finished goods products generally have a shelf life of approximately twenty-four months.
When the Company concludes FDA approval is expected within approximately six months, the Company will generally begin to schedule process validation studies as required by the FDA to demonstrate the production process can be scaled up to manufacture commercial batches. Consistent with industry practice, the Company may build pre-launch inventories of certain ANDA related products which are pending required FDA approval and /or resolution of patent infringement litigation when, in the Company’s assessment, such action is appropriate to increase the commercial opportunity, FDA approval is expected in the near term, and /or the litigation will be resolved in the Company’s favor.
The Company recognizes pre-launch inventories at the lower of its cost or the amount expected to be probable of recovery through sale. Cost is determined using a standard cost method, and assumes a first-in, first-out (FIFO) flow of goods. Costs of unapproved products are similar to the approved products and include materials, labor, quality control, and production overhead. The net carrying value of unapproved inventory is approximately $ 63,000, $ 521,000, and $ 549,000 at December 31, 2007, 2006, and 2005, respectively.
The capitalization of unapproved pre-launch inventory involve risks, including: (i) FDA approval of product may not occur; (ii) approvals may require additional or different testing / specifications than what was used for unapproved inventory, and (iii) in cases where the unapproved inventory is for a product subject to litigation, the litigation may not be resolved or settled in favor of the Company. If any of these risks were to materialize and the launch of the unapproved product is delayed or prevented, then the net carrying value of unapproved inventory may be partially or fully reserved.
Generally, the selling price of a generic pharmaceutical product is at a discount from the corresponding brand product selling price which is currently marketed. Typically, a generic drug is easily substituted for the corresponding brand product and, once a generic product is approved, the pre-launch inventory is typically sold within the first three months. If the market prices become lower than the historical product costs, the pre-launch inventory value is reduced to such lower market prices. If the inventory produced exceeds the estimated market acceptance of the generic product and becomes short-dated, a carrying value reserve will be recorded. In all cases, the pre-launch products have inventory costs lower than their related net selling prices.

Page F-24 of F-93

7. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net consist of the following:

	December 31,
(in $ 000’s)	2007	2006	2005
Land	$2,270	$2,270	$2,270
Buildings and improvements	51,287	38,828	27,190
Equipment	44,001	39,819	28,413
Office furniture and equipment	5,332	4,855	3,004
Construction-in-progress	10,323	8,170	12,129

Property, plant and equipment, gross	113,213	93,942	73,006

Less: Accumulated depreciation	(31,990)	(24,540)	(17,755)

Property, plant and equipment, net	$81,223	$69,402	$55,251

Depreciation expense was $ 8,144,000, $ 6,841,000 and $ 4,723, 000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Page F-25 of F-93

8. ACCRUED EXPENSES
The following table sets forth the Company’s Accrued expenses:

	December 31,
(in $000's)	2007	2006	2005
Payroll-related expenses	$9,983	$6,560	$4,366
Product returns	14,261	12,903	10,625
Shelf stock price protection	384	382	544
Medicaid rebates	566	421	2,862
Royalty expense	551	573	652
Physician detailing sales force fees	2,096	1,500	—
Legal and professional fees	3,382	2,781	3,619
Litigation settlements	1,555	3,083	24,251
Other	3,060	2,010	1,370

Total accrued expenses	$35,838	$30,213	$48,289

Included in accrued payroll-related expenses is $ 26,000, $ 495,000, and $ 0 at December 31, 2007, 2006 and 2005, respectively, related to post-employment severance-related charges. Included in other accruals at December 31, 2007, 2006 and 2005 are state income taxes payable amounting to $ 1,638,000, $ 377,000 and $ 248,000, respectively.
As described more fully in Note 2, the Company maintains a return policy to allow customers to return product within specified guidelines. The Company estimates a provision for product returns as a percentage of gross sales based upon historical experience for sales made through its Global Products sales channel. Sales of product under the OTC Partner and RX Partner alliance agreements generally are not subject to returns.
A reconciliation of the Company’s product returns reserve activity is as follows for the years ended:

	December 31,
(in $ 000’s)	2007	2006	2005
Beginning balance	$12,903	$10,625	$6,939
Provision related to sales recorded in the period	5,459	7,220	5,534
Credits recorded in the period	(4,101)	(4,942)	(1,848)

Ending balance	$14,261	$12,903	$10,625

Page F-26 of F-93

9. FAIR VALUE OF COMMON STOCK PURCHASE WARRANTS
Common Stock Purchase Warrants
In connection with a 2003 private financing, the Company issued 878,815 common stock purchase warrants, which entitled the owner to purchase one share of the Company’s common stock at an exercise price of $ 7.41 per share.
During 2007, 2006, and 2005, common stock purchase warrants for 36,616, 100,000, and 0 shares of the Company’s common stock, respectively, were exercised. At December 31, 2007, the 604,887 common stock purchase warrants outstanding were fully exercised in 2008 prior to their expiration date of May 7, 2008, or five years from the date of their initial issuance.
Consistent with the guidance in Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”), the common stock purchase warrants were classified as liabilities, as there were certain conditions attached to the warrants which may require cash settlement. Accordingly, the common stock purchase warrants were accounted for at fair value and changes in fair value were recognized as a component of “other income” at each quarter-end period over the life of the respective common stock purchase warrants. The common stock purchase warrants are also considered derivatives consistent with the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).
The Company used a Black-Scholes pricing model to value the common stock purchase warrants, with the key valuation assumptions being the terms of the common stock purchase warrant and the actual price of the Company’s common stock at each quarter-end period, as well as, a volatility rate calculated based on changes in the price of the Company’s common stock and a risk-free interest rate corresponding to the rate on Treasury securities with a time-frame approximately the same as the common stock purchase warrant’s remaining time to expiration as of each valuation date. During the three years ended December 31, 2007, the estimated fair value of the common stock purchase warrants ranged from a high of $ 11.45 per share on March 31, 2005 to a low of $ 1.62 on June 30, 2006. At December 31, 2007, each common stock purchase warrant was valued at $ 3.78 and the total value of the common stock purchase warrant liability was approximately $ 2.3 million. The following table summarizes the number of outstanding common stock purchase warrants and the corresponding estimated fair value of the common stock purchase warrant liability at each December 31, year-end:

	Common	Common
	Stock	Stock	Total
	Purchase	Purchase	Reported
	Warrants	Warrants	Liability
	Outstanding	Value	Liability Value
Ending balance December 31, 2004	741,503	$11.43	$8,479,000
Warrants exercised in 2005	—

Ending balance December 31, 2005	741,503	$5.36	$3,977,000
Warrants exercised in 2006	(100,000)

Ending balance December 31, 2006	641,503	$3.60	$2,313,000
Warrants exercised in 2007	(36,616)

Ending balance December 31, 2007	604,887	$3.78	$2,285,000

As noted above, the estimated fair value of the common stock purchase warrants at each balance sheet date was determined using a Black-Scholes pricing model with the following assumptions:

	For the Year Ended December 31,
	2007	2006	2005
Volatility (range)	24.2 – 46.4%	48.7 – 57.6%	58.3 – 80.0%
Risk-free interest rate (range)	3.4 – 4.9%	4.7 – 5.2%	3.6 – 4.4%
Dividend yield	0%	0%	0%
The expected life of the common stock purchase warrants was estimated as the time-to-expiration at each balance sheet date.

Page F-27 of F-93

10. INCOME TAXES
The Company is subject to U.S. federal, state and local income taxes. The provision for (benefit from) income taxes on earnings is comprised of the following:

	For the Year Ended December 31,
(in $ 000’s)	2007	2006	2005
Current:
Federal taxes	$8,383	$320	$405
State taxes	6,802	190	248

Total current tax provision	15,185	510	653

Deferred:
Federal taxes	$17,830	$(4,971)	$(5,309)
Federal taxes-change in valuation allowance	(66,783)	4,651	4,904
State taxes	(347)	(2,391)	480
State taxes-change in valuation allowance	(14,702)	2,341	(539)

Total deferred tax benefit	(64,002)	(370)	(464)

(Benefit from) provision for income taxes	$(48,817)	$140	$189

A reconciliation of the difference between the federal income taxes at federal statutory rates and actual income taxes on income (loss) before income taxes, which includes federal, state, and other income taxes, is as follows:

	For the Year Ended December 31,
(in $ 000’s)	2007		2006		2005
Income (loss) before income taxes	$77,108		$(11,904)		$(5,591)

Tax provision (benefit) at federal statutory rate	26,988	35.0%	(4,047)	34.0%	(1,901)	34.0%

Increase (decrease) in tax rate resulting from:

State and local taxes (net of federal benefit)	2,886	3.8%	(1,699)	(14.3)%	245	4.4%
Effect of increase in federal statutory tax rate on deferred tax accounts	(1,993)	(2.6)%	—	—	—	—
Use of research and development credits	(1,306)	(1.7)%	(996)	(8.4)%	(897)	(16.0)%
Change in warrant fair value	38	0.1%	(373)	(3.1)%	(1,531)	(27.4)%
Provision for uncertain tax positions	6,118	7.9%
Other, net	(63)	(0.1)%	263	2.2%	(92)	(1.6)%
Change in valuation allowance	(81,485)	(105.7)%	6,992	58.7%	4,365	78.0%

(Benefit from) provision for income taxes	$(48,817)	(63.3)%	$140	1.2%	$189	3.4%

Deferred income taxes are provided for temporary differences between the financial statement carrying values and the tax bases of the Company’s assets and liabilities. Deferred tax assets result principally from deferred revenue related to the Rx Partners and OTC Partners alliance agreements and the recording of certain accruals and reserves currently not deductible for tax purposes, as well as from net operating loss carryforwards, and from tax credit carryforwards. Deferred tax liabilities principally result from deferred product manufacturing costs related to the Rx Partners and OTC Partners alliance agreements and the use of accelerated depreciation and amortization methods for tax reporting purposes.

Page F-28 of F-93

The components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
(in $ 000’s)	2007	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$1,024	$26,989	$33,328
Research and development credits	6,118	10,221	7,966
Inventory reserves	1,249	1,132	2,217
Accrued expenses	10,230	11,357	10,553
Deferred revenues	81,654	68,161	40,136
Accrued exclusivity period fee payments	7,145	—	—
Litigation settlements	3,345	4,368	8,932
Other	3,752	4,500	1,970

Gross deferred tax assets	$114,517	$126,728	$105,102

Deferred tax liabilities:
Tax depreciation and amortization in excess of book amounts	$1,508	$1,188	$1,744
Deferred manufacturing costs	37,468	28,284	17,384
Accrued exclusivity period fee payments	—	4,238	—
Other	228	222	540

Gross deferred tax liabilities	$39,204	$33,932	$19,668

Deferred tax asset, net	$75,313	$92,796	$85,434
Valuation allowance	—	(91,962)	(84,970)

Deferred tax asset, net of valuation allowance	$75,313	$834	$464

The breakdown between current and long-term deferred tax assets and tax liabilities is as follows:

	December 31,
(in $ 000’s)	2007	2006	2005
Current deferred tax assets	$32,336	$21,272	$19,100
Current deferred tax liability	(4,960)	(5,426)	(2,740)
Valuation Allowance	—	(15,437)	(15,442)

Current deferred tax asset, net	27,376	409	918

Non-current deferred tax assets	82,181	105,456	86,002
Non-current deferred tax liability	(34,244)	(28,506)	(16,928)
Valuation Allowance	—	(76,525)	(69,528)

Non-current deferred tax asset (liability), net	47,937	425	(454)

Deferred tax asset, net of valuation allowance	$75,313	$834	$464

Page F-29 of F-93

The Company historically recorded a deferred tax asset valuation allowance, based upon its history of generating net operating losses (“NOLs”), and therefore not having regular income tax obligations. The Company did however, make payments for federal and state alternative minimum taxes (“AMT”) in years 2006 and 2005, and while these AMT payments were recorded as deferred tax assets, they did not have a valuation reserve, as such AMT payments have no expiration date.
During the second quarter of 2007 as a result of significant revenue earned under one of the alliance agreements, the Company determined it was more likely-than-not its deferred tax assets would be realized as an offset against current income tax obligations. Accordingly, at June 30, 2007, the Company reversed the deferred tax asset valuation allowance in the amount of approximately $ 91,962,000, of which $ 10,477,000 was credited to additional paid-in capital, as the tax benefit resulted from employee stock options which were exercised prior to January 01, 2006.
The Company had federal NOL carryforwards of $ 0, $ 75,369,000, and $ 92,048,000 as of December 31, 2007, 2006 and 2005, respectively. The Company also had state and local NOL carryforwards of $ 15,773,000, $ 21,493,000 and $ 33,127,000 as of December 31, 2007, 2006 and 2005, respectively. The state NOLs as of December 31, 2007 have a twenty year carryforward period, and expire between the years 2019 and 2023, as follows:

(in $000’s)
Year	Amount
2019	$137
2020	4,938
2021	4,968
2022	1,955
2023	3,775

Total	$15,773

The Company had state AMT deferred tax asset at December 31, 2007, with an indefinite carryforward until used against regular state income taxes.

Page F-30 of F-93

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which sets out the use of a single comprehensive model to address uncertainty in tax positions and clarifies the accounting for income taxes by establishing the minimum recognition threshold and a measurement attribute for the financial statement benefit of tax positions taken or expected to be taken in a tax return.
The Company adopted FIN 48 on its effective date of January 01, 2007. As of the date of adoption, the Company had no unrecognized tax benefits for uncertain tax positions. However, during 2007, the Company recognized a provision for an uncertain tax position related to research and development credits reported on its 2007 federal income tax return. The uncertain tax benefit results from the lack of documentation which existed at the time the return was filed. The Company expects to complete the appropriate analysis and will reassess the uncertain tax position when new information becomes available. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $000’s)
Balance at January 1, 2007	$—
Additions based on tax positions related to the current year	6,118
Settlements	—

Balance at December 31, 2007	$6,118

The balance of unrecognized tax benefits at December 31, 2007, if ultimately recognized, will reduce the Company’s annual effective tax rate. The Company is not able to determine if there will be any significant increase or decrease in the unrecognized tax benefits over the next 12 months.
The Company recognizes interest and penalties related to income tax matters as a part of total interest expense and other expense, respectively. At December 31, 2007, the Company does not have any amounts accrued for interest and penalties for uncertain tax positions as 2007 was the first year for which the Company had an uncertain tax position.
The tax years ended December 31, 2007, 2006, 2005 and 2004 remain open to examination by the Internal Revenue Service and Pennsylvania Department of Revenue. The tax years ended December 31, 2007, 2006, 2005, 2004 and 2003 remain open for examination by the California Franchise Tax Board. The Company is currently under audit by the California Franchise Tax Board for the tax years ended December 31, 2006 and 2005. The Company is currently undergoing a sales and use tax audit by the California State Board of Equalization for the period from July 1, 2005 through June 30, 2008.

Page F-31 of F-93

11. REVOLVING LINE OF CREDIT
On October 23, 2002 the Company signed a three year, $ 25 million Loan and Security Agreement (“Loan Agreement”) with Congress Financial Corporation (“Congress”). In December 2003, this loan agreement was transferred from Congress to Wachovia Bank, N. A. (“Wachovia”).
The Loan Agreement was comprised of a revolving credit facility of up to $ 20.5 million, and a term loan of up to $ 4.5 million. The revolving credit facility was collateralized by eligible accounts receivable and inventory, subject to limitations and other terms. The term loan was collateralized by machinery and equipment. In addition, a $ 10 million restricted cash account initially established as collateral for the revolving credit facility was removed in June 2004.
The interest rate for the revolving credit facility was prime rate plus 0.75%, or Eurodollar rate plus 2.75%, at the Company’s option. The term loan had an interest rate of prime rate plus 1.5%, or Eurodollar rate plus 4%, at the Company’s option.
In June 2005, the Company repaid in full, without penalty, the remaining balances then outstanding under the Loan Agreement with Wachovia Bank, including $ 5.0 million of the revolving credit facility and $ 2.1 million of term loans.
In December 2005, the Company and Wachovia and Wachovia Capital Markets, LLC (together “Wachovia”) entered into a new three year credit agreement (“Credit Agreement”), replacing the previous Loan Agreement, to provide up to $ 35 million of borrowings under a revolving credit facility. The purpose of the credit arrangement is to provide debt financing for ongoing working capital requirements and other general corporate purposes.
The Credit Agreement is collateralized by eligible accounts receivable, inventory and machinery and equipment, subject to limitations and other terms. The interest rate for the revolving credit facility is either the prime rate, or LIBOR plus a margin ranging from 1.50% to 2.25% based upon terms and conditions, at the Company’s option.
The Credit Agreement provides for certain financial and information reporting covenants, including a requirement to file all required reports with the SEC. Additionally, the Credit Agreement contains various other covenants, the most significant of which include a “fixed charge coverage ratio” and a capital expenditure limitation. The fixed charge coverage ratio requires EBITDA less cash paid for taxes, dividends, and certain capital expenditures, to be not less than 1.25 to 1.00 as compared to scheduled principal payments coming due in the next 12 months plus cash interest paid during the applicable period. The Company was limited to capital expenditures of no more than $ 50,000,000 for the period from January 1, 2005 through December 31, 2007 and is limited to $ 25,000,000 for each calendar year thereafter. Wachovia agreed to waive the reporting requirements through the filing of this registration statement on Form 10 with the SEC. At December 31, 2007, the Company was in compliance with all other covenants contained in the Credit Agreement. As of December 31, 2007, there were no amounts outstanding under the Credit Agreement and, accordingly, including the effect of the waiver, the full $ 35 million of borrowing capacity was available to the Company.

Page F-32 of F-93

12. LONG-TERM DEBT
3.5% Convertible Senior Subordinated Debentures
On June 26, 2005, the Company sold $ 75 million of 3.5% convertible senior subordinated debentures due 2012 (“3.5% Debentures”) to a qualified institutional buyer. The net proceeds from the sale of the Debentures, together with additional funds, were used to repay the Company’s $ 95.0 million in aggregate principal amount of its 1.25% convertible senior subordinated debentures due 2024 (the “1.25% Debentures”). The Company was required to repay the 1.25% Debentures, which had been issued in April 2004, because of its failure to file its 2004 annual report on Form 10-K with the Securities and Exchange Commission, which failure constituted a default under the indenture governing the 1.25% Debentures.
The 3.5% Debentures are senior subordinated, unsecured obligations of the Company and rank pari passu with the Company’s accounts payable and other liabilities, and are subordinate to certain senior indebtedness, including the Company’s credit agreement with Wachovia. The Indenture governing the 3.5% Debentures limits the aggregate amount of the Company’s indebtedness ranking senior to or pari passu with the 3.5% Debentures to the greater of (i) $ 50 million or (ii) as of any date, four times the Company’s EBITDA for the immediately preceding twelve-month period for which public financial information is available. The 3.5% Debentures bear interest at the rate of 3.5% per annum. Interest on the Debentures is payable on June 15 and December 15 of each year, beginning on December 15, 2005.
The 3.5% Debentures mature on June 15, 2012 and may not be redeemed by the Company prior to maturity. Holders also have the right to require the Company to repurchase all or any part of their 3.5% Debentures on June 15, 2009 at a repurchase price equal to 100% of the principal amount of the 3.5% Debentures, plus accrued and unpaid interest and liquidated damages, if any, up to but excluding the repurchase date.
Each 3.5% Debenture was issued at a price of $ 1,000 and is convertible into Company common stock at an initial conversion price of $ 20.69 per share.
Under a related Registration Rights Agreement, the Company agreed to file a registration statement covering the 3.5% Debentures no later than March 24, 2006 and to have the registration statement declared effective by the SEC no later than June 22, 2006. As those deadlines were not met, the Company was required to pay the holders of the 3.5% Debentures liquidated damages, initially at the annual rate of 0.25% of the aggregate principal amount of the Debentures, and then escalating to 0.5% of such amount until the registration statement becomes effective. The Company has not complied with these registration statement obligations and has paid $ 601,000 in liquidated damages through December 15, 2007. Additionally, $ 15,625 was accrued at December 31, 2007 for liquidated damages.
Prior to June 15, 2011, the 3.5% Debentures will not be convertible unless certain contingencies occur, including the closing price of the common stock having exceeded 120% of the conversion price for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter. Upon conversion, the value (the “conversion value”) of the cash and shares of common stock, if any, to be received by a holder converting $ 1,000 principal amount of the 3.5% Debentures will be determined by multiplying the applicable conversion rate by the 20-day average closing price of the common stock beginning on the second trading day immediately following the day on which the debentures are submitted for conversion. The conversion value will be payable as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the conversion value and (b) $ 1,000, and (2) to the extent the conversion value exceeds $ 1,000, a number of shares of common stock with a value equal to the difference between the conversion value and the principal return or cash, at the Company’s option.
In addition, if a holder elects to convert 3.5% Debentures within a period of 30 trading days after the effective date of a fundamental change transaction—consisting generally of a transaction constituting a change of control of the Company, as defined by the Indenture—the holder will be entitled to receive a “make-whole” premium consisting of additional shares of the Company’s common stock (or, if the Company so elects, the same consideration offered in connection with the fundamental change).

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The following table summarizes the Company’s long-term debt:

	December 31,
(in $ 000s)	2007	2006	2005
3.5% Convertible senior subordinated debentures due on June 15, 2012	$75,000	$75,000	$75,000
8.17% Term loan — Cathay Bank(1)	2,215	2,264	2,309
7.5% Term loan — Cathay Bank(2)	2,957	3,025	3,087
Subordinated promissory note(3)	9,428	11,000	—
Vendor financing agreement(4)	144	141	—

Total Debt	$89,744	$91,430	$80,396
Less: Current portion	(69,234)	(1,827)	(111)

Long-term portion	$20,510	$89,603	$80,285

(1)	Term loan payable at 8.17% to Cathay Bank in 83 monthly installments of $ 19,540 commencing June 28, 2001 through May 27, 2008 with a balance of $ 2,208,843 due on June 28, 2008. The 8.17% Cathay Bank loan is collateralized by land, building and building improvements in the Company’s 35,000 square foot research facility in Hayward, California .

(2)	Term loan payable at 7.5% to Cathay Bank in 83 monthly installments of $ 24,629 commencing November 14, 2001 through October 13, 2008 with a balance of $ 2,917,598 due on November 14, 2008. The 7.5% Cathay Bank loan is collateralized by land, building and building improvements in the Company’s 50,000 square foot manufacturing facility in Hayward, California.

In May 2008, the Company prepaid, without penalty, all of its indebtedness under both Cathay Bank term loans — in an aggregate amount of approximately $ 5,159,000, including accrued interest.

(3)	Subordinated promissory note in the amount of $ 11.0 million related to the June 2006 settlement of litigation brought by Solvay Pharmaceuticals, Inc.(“Solvay”), manufacturer of the Creon line pancreatic enzyme products. In its lawsuit, Solvay claimed the Company engaged in false advertising, unfair competition, and unfair trade practices in connection with the Company’s marketing and sale of its now discontinued line of Lipram-CR products. With respect to the settlement of the Solvay litigation, the Company agreed to pay $ 23 million to Solvay, with such amount recorded as litigation settlement expense in the Company’s 2004 financial statements. The settlement with Solvay included a $ 12 million payment upon signing of the settlement agreement with the remaining $ 11 million to be paid under the terms of the subordinated promissory note between the Company and Solvay. The subordinated promissory note interest rate is 6.0% per annum, and requires the Company to pay 24 quarterly installments of $ 549,165, commencing in March 2007 through December 2012. Additionally, the subordinated promissory note becomes immediately due and payable upon the occurrence of a default in any payment due, a change in control of the Company, voluntary or involuntary bankruptcy proceeding by or against the Company, and working capital less than 150% of the remaining unpaid balance of the subordinated promissory note. At December 31, 2007, none of these events has occurred to-date.

(4)	Vendor financing agreement related to software licenses, with interest at 3.1% annum, and 2 monthly installments of $ 0 and 34 monthly installments of $ 12,871, commencing December 2006 through November 2009.

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Scheduled maturities and repurchases of long-term debt as of December 31, 2007 are as follows:

(in $ 000’s)
2008 (includes repurchases in the principal amount of $ 62,250, see Note 21)	$69,234
2009	1,770
2010	1,879
2011	1,994
2012	14,867
Thereafter	—

Total	$89,744

Page F-35 of F-93

13. ALLIANCE AGREEMENTS
Strategic Alliance Agreement with Teva (“Teva Agreement”)
The Company entered into a Strategic Alliance Agreement with Teva in June 2001 (the “Teva Agreement”). The Teva Agreement commits the Company to develop and manufacture, and Teva to distribute, 12 specified controlled-release generic pharmaceutical products, each for a 10-year period. The significant rights and obligations under the Teva Agreement are as follows:
Product Development, Manufacture and Sales. The Company is required to develop the products, obtain FDA approval to market the products, and manufacture and deliver the products to Teva. The product-linked revenue the Company earns under the Teva Agreement consists of Teva’s reimbursement of all of the Company’s manufacturing costs plus a fixed percentage of defined profits on Teva’s sales to its customers. Manufacturing costs are direct cost of materials plus actual direct manufacturing costs, including packaging material, not to exceed specified limits. The Company invoices Teva for the manufacturing costs when products are shipped to Teva, and Teva is required to pay the invoiced amount within 30 days. Teva has the exclusive right to determine all terms and conditions of the product sales to its customers. Within 30 days of the end of each calendar quarter, Teva is required to provide the Company with a report of its net sales and profits during the quarter and to pay the Company its share of the profits resulting from those sales on a quarterly basis. Net sales are Teva’s gross sales less discounts, rebates, chargebacks, returns, and other adjustments, all of which are based upon of fixed percentages, except chargebacks, which are estimated by Teva and subject to quarterly true-up reconciliation.
Cost-Sharing: The Teva Agreement required Teva to pay the Company $ 300,000 at the inception of the Teva Agreement for reimbursement of regulatory expenses previously incurred, and thereafter, to pay specified percentages of ongoing regulatory costs incurred in connection with obtaining and maintaining FDA approval, patent infringement litigation costs, and regulatory litigation costs.
Advance Deposit. Teva agreed to provide the Company with a $ 22.0 million advance deposit payable for the contingent purchase of exclusive marketing rights for the 12 products. The advance deposit included debt-like terms to facilitate repayment to Teva to the extent the contingencies did not occur. Specifically, the advance deposit payable accrued interest at an 8% annual rate from the June 2001 Teva Agreement inception date, and required the Company to repay the advance deposit payable no later than January 15, 2004. In addition, the advance deposit included the following provisions:
-	Contingent Sale of Market Exclusivity — The Teva Agreement obligated the Company to deliver and Teva to purchase the exclusive marketing rights for four of the 12 covered products for $ 22.0 million to the extent the Company achieved specified product-development milestones relating to four products (the advance deposit payable). Portions of this $ 22.0 million purchase price were assigned to milestones based on their negotiated values at the inception of the Teva Agreement. If some, but not all of the milestones were achieved, then exclusive marketing rights would transfer only for those products for which the related milestones were met. To the extent the milestones were not achieved by January 15, 2004 and Teva had not exercised the contingent option to purchase market exclusivity described below, the related exclusive marketing rights would not be transferred to Teva, the Company would be required to repay the corresponding portions of the $ 22.0 million advance deposit payable, and Teva would retain non-exclusive marketing rights with respect to the related products. The milestones and related portions to be repaid were: $ 2.0 million if tentative FDA approval for one specified product was not obtained by June 15, 2002; $ 5.0 million if the same product was not launched by February 15, 2003; $ 5.0 million and $ 4.0 million, respectively, if two additional products were not launched by December 15, 2003; $ 1.0 million if tentative FDA approval of a fourth product was not received by January 15, 2003; and $ 5.0 million if the same product was not launched by December 15, 2003.

-	Contingent Option to Purchase Market Exclusivity — The Company also granted Teva an option to purchase the exclusive marketing rights to the four specified products to the extent the product-development milestones were not met. Teva could exercise this right by forgiving repayment of half of the foregoing portions of the $ 22.0 million advance deposit payable as assigned in the Teva Agreement to the specified product.

Page F-36 of F-93

-	The Company’s Share Settlement Option — To the extent the Company failed to achieve the milestones and Teva failed to exercise its option to purchase market exclusivity for the four specified products and the Company was thus required to repay the advance deposit, the Company had the option to settle, or repay, the applicable portion of the advance deposit either in cash or with shares of its common stock valued at the average closing price of the stock during the 10 trading days ending two days prior to the date of Teva’s receipt of the shares (the “Designated Share Price”).

-	Interest Forgiveness /FDA Approval Provision — Under the terms of the Teva Agreement, when the Company received FDA approval for any three of the 12 covered products, the entire amount of interest payable under the advance deposit would be forgiven. The nominal amount of the accrued interest expected to be incurred over the life of the advance deposit was estimated not to exceed approximately $ 4.4 million.
Sale of Common Stock: The Teva Agreement required Teva to purchase $ 15 million of the Company’s common stock in four equal quarterly installments beginning September 15, 2001. The number of shares purchased in each installment was determined by dividing $ 3.75 million by the Designated Share Price. Pursuant to these provisions, the Company sold a total of 1,462,083 shares of common stock to Teva, with the last sale occurring on June 15, 2002. The stock purchase agreement included the following terms:
-	Contingent Stock Repurchase Option. The Teva Agreement divided 11 of the products into three categories, referred to as “product tiers”. The Tier 1 products were those pending FDA approval when the Teva Agreement was entered into, whereas Tier 2 and Tier 3 products were those for which applications to FDA had not as yet been filed at the inception of the Teva Agreement. The Teva Agreement gave the Company the option to repurchase from Teva 243,729 shares of its common stock (one-sixth of the shares initially sold to Teva) for $ 1.00 — contingent upon Teva achieving a commercial sale of either a Tier 2 or Tier 3 product.
Other Provisions: The Teva Agreement also provides for other deliverables by the Company, consisting of research and development activities, including regulatory services.
Revenue Recognition under the Teva Agreement: The Company applied its accounting policy to determine whether the multiple deliverables within the Teva Agreement should be accounted for as separate units of accounting or as a single unit of accounting. The Company identified the following deliverables under the Teva Agreement, including: manufacture and delivery of 12 products; research and development activities (including regulatory services) related to each product; and market exclusivity associated with respect to the products.
The Company determined no single deliverable represented a separate unit of accounting as there was not sufficient objective and reliable evidence of the fair value of any single deliverable. When the fair value of a deliverable can not be determined, it is not possible for the Company to determine whether consideration provided by Teva under the Teva Agreement is in exchange for a given deliverable. The Company thus concluded the multiple deliverables under the Teva Agreement represents a single unit of accounting.
The Company initially defers all revenue earned under the Teva Agreement and then recognizes such deferred revenue over the life of the Teva Agreement, estimated to be 18 years, measured from the June 2001 inception of the Teva Agreement through 10 years following the estimated time of the last product FDA approval. The deferred portion of the revenue is recorded as a liability captioned “Deferred revenue — alliance agreements.” Revenue is recognized using a modified proportional performance method, which results in a greater portion of the revenue being recognized in the period of initial recognition and the balance recognized ratably over the remaining life of the agreement. This modified proportional performance method better aligns revenue recognition with performance under a long-term arrangement as compared to a straight-line method.
The Company also defers its direct manufacturing costs reimbursable by Teva and recognizes them in the same manner as it recognizes the related product revenue. These deferred direct manufacturing costs are recorded as an asset captioned “Deferred product manufacturing costs — alliance agreements.” Manufacturing costs in excess of amounts reimbursable under the terms of the Teva Agreement are not deferred.

Page F-37 of F-93

The elements of revenue under the Teva Agreement are summarized as follows:
-	Teva reimbursement of manufacturing costs;

-	The Company’s pro rata profit share associated with Teva’s sales of products to its customers;

-	The sale of market exclusivity for certain products;

-	The estimated fair value received upon the Company’s exercise of the contingent stock repurchase option upon achieving the commercial sale of a Tier 2 or 3 product;

-	Teva reimbursement of regulatory and litigation costs; and

-	The value received as a result of the forgiveness of interest on the advance deposit upon receipt of the third FDA approval to market a product.
Recognition of each of the revenue elements while spread over the estimated life of the agreement, begins upon occurrence of the following events:
-	Teva reimbursement of manufacturing costs — at the time the Company delivers the product to Teva;

-	The Company’s pro rata profit share — at the time Teva reports the Company’s respective pro rata profit share to the Company;

-	The sale of market exclusivity — at the time market exclusivity was delivered by Teva’s exercise of its contingent option to purchase market exclusivity;

-	The milestone associated with the first commercial sale of a Tier 2 or 3 product and concurrent exercise of the contingent stock repurchase option — at the time the right to exercise the option accrued;

-	Cost-sharing payments — at the time the related costs are incurred (except for the $ 300,000 cost reimbursement payable upon inception of the Teva Agreement, recognition of which began at such inception); and,

-	Forgiveness of interest — at the time the Company received its third FDA approval to market a product covered by the agreement.
Revenue is recognized only to the extent of cumulative cash collected from product sales and cost-sharing payments and, with respect to forgiveness of the advance deposit and interest thereon and exercise of the contingent stock repurchase option, the fair value received upon such forgiveness and exercise, being greater than cumulative revenue recognized.
Under the modified proportional performance method utilized by the Company, the amounts recognized for a given element in the period of initial recognition is based upon the number of years elapsed prior to the respective elements’ event occurring under the Teva Agreement relative to the estimated life of the Teva Agreement. Under this method the amount of revenue recognized in the year of initial recognition is determined by multiplying the total amount realized by a fraction, the numerator of which is the then-current year of the agreement and the denominator of which is eighteen years — i.e. the estimated life of the Teva Agreement. The amount recognized during each remaining year is 1/18 of such amount. Thus, for example, with respect to profit share reported by Teva during 2005 (the fourth year of the agreement), 4/18 of the amount reported is recognized during 2005 and 1/18 of the amount is recognized during each of the remaining 14 years of the estimated life of the Teva Agreement.

Page F-38 of F-93

Transactions Prior To 2005
The Advance Deposit - the $ 22.0 million advance deposit relating to the Company’s sale of market exclusivity to Teva (in certain circumstances) and Teva’s contingent option to purchase market exclusivity from the Company (in other circumstances),represents Teva’s prepayment of the market exclusivity purchase price associated with these two features. The Company recorded the $ 22.0 million advance deposit as an advance deposit payable liability and accounted for at its face amount through its ultimate settlement in January 2004.
The milestones potentially triggering Teva’s purchase of market exclusivity for the $ 22.0 million advance deposit were not met. Teva exercised its contingent option to purchase market exclusivity for two products, including: one for $ 3.5 million in December 2003, and the other for $ 2.5 million in January 2004. The corresponding amounts of the $ 22.0 million advance deposit were thus extinguished at those times. Given the advance deposit was within 30 days of maturity when Teva exercised its contingent purchase options, the fair value of the forgiven portion of the advance deposit approximated book value and any gain or loss on the extinguishment of the liability was immaterial. Accordingly, on the dates of exercise, the Company reclassified the $ 3.5 million and $ 2.5 million principal amounts of the advance deposit associated with the exercised options to deferred revenue under the Teva Agreement and such amounts are being recognized as revenue over the life of the Teva Agreement in accordance with the modified proportional performance method.
Share-Settlement Option: The Company repaid the remaining $ 16.0 million of the advance deposit payable through issuance of shares of the Company’s common stock. Specifically, $ 13.5 million was repaid, through the issuance of 888,918 shares, on September 26, 2003 and the remaining $ 2.5 million was repaid through the issuance of 160,751 shares, on January 14, 2004. The provision enabling the Company to repay the advance deposit with shares of common stock was embedded in the Teva Agreement.
Interest Forgiveness and FDA Approval Provision: The Company achieved the milestone triggering forgiveness of interest on November 21, 2002. In accordance with the Teva Agreement, the Company’s obligation to pay interest on the $ 22.0 million advance payable, including the amount previously accrued of approximately $ 2.5 million and an imputed discount of approximately $ 1.9 million, was forgiven and the resulting $ 4.4 million was recorded as deferred revenue under the Teva Agreement and such amounts are being recognized as revenue over the life of the Teva Agreement in accordance with the modified proportional performance method.
Sale of Common Stock: Under the terms of the Teva Agreement, the Company sold 1,462,083 shares to Teva in four consecutive quarterly installments beginning in June 2001. The number of shares sold in each quarterly installment was determined by dividing $ 3.75 million by the Designated Share Price. The Company determined this provision met the SFAS 133 definition of an embedded derivative. However, its value was less than $ 50,000, which the Company deemed immaterial, and this feature of the agreement was therefore not accounted for separately as a derivative.

Page F-39 of F-93

Transactions from 2005 to 2007
Contingent Stock Repurchase Option: The Company’s option to repurchase one-sixth of the shares it sold Teva is embedded in the agreement. When evaluated on an “as if freestanding” basis, the option qualifies for a scope exception under SFAS 133 because, as a freestanding instrument, it would be indexed to the Company’s own stock and classified as equity. As a result, the contingent stock repurchase option did not require bifurcation and separate accounting as a derivative instrument pursuant to the provisions of SFAS 133. Rather, consistent with its revenue-recognition policy, the Company did not begin recognizing any revenue associated with the value received upon exercise of the contingent stock repurchase option until Teva achieved the first commercial sale of a Tier 2 or Tier 3 product, which occurred on December 15, 2006. The Company determined the fair value of this provision was approximately $ 2.2 million (based upon the fair value of the Company’s common stock on the date the milestone was met and the right to exercise the option accrued), with such amount being recognize as revenue over the life of the Teva Agreement in accordance with the modified proportional performance method.
Arrangement with Anchen: Anchen Pharmaceuticals, Inc. received the first approval for its generic Wellbutrin 300mg XL product in 2006. The Company entered into an agreement with Anchen and Teva whereby Anchen selectively waived its 180 day market exclusivity in favor of the Company and transferred to Teva, all of its rights to market the product, all in return for certain payments by Teva (for which the Company is responsible for its proportionate share under the profit sharing provisions of the Teva Agreement, as amended). The Company received final approval for the product and Teva launched the product in December 2006. In February 2007, on-going patent litigation with Biovail Laboratories International, SRL, concerning the product, was resolved and the agreement with Anchen and Teva was amended to include, among other things, certain additional payments to Anchen by Teva (for which the Company is responsible for its proportionate share). The Company recorded its proportionate share of its obligations to Anchen as an “Accrued exclusivity period fee payments due” and a corresponding “Deferred charge-exclusivity period fee” on its balance sheet, initially at $ 41.6 million and then increased to $ 50.6 million upon the February 2007 amendment. The deferred charge-exclusivity period fee was amortized over the six-month exclusivity period commencing in December 2006, as a reduction in the gross amount of revenue to be deferred for each monthly period and the accrued exclusivity period fee payments due obligation is reduced as the Company reimburses Teva for the Company’s proportionate share of the payments made to Anchen.

Page F-40 of F-93

The following tables show the additions to and deductions from the deferred revenue and deferred product manufacturing costs under the Teva Agreement:

				Inception
(in $000’s)	For the Year Ended December 31,			Through
Deferred revenue	2007	2006	2005	Dec 31, 2004
Beginning balance	$136,157	$78,014	$55,749	$—

Additions:
Cost-sharing	732	861	803	2,857
Product-related deferrals	133,873	92,502	34,009	55,981

Sub-total	134,605	93,363	34,812	58,838
Exclusivity charges	(47,133)	(3,467)	—	—
Forgiveness of advance deposit	—	—	—	6,000
Forgiveness of interest	—	—	—	4,370
Stock repurchase	—	2,157	—	—

Total additions	$87,472	$92,053	$34,812	$69,208

Less: amounts recognized:
Forgiveness of advance deposit	$(333)	$(333)	$(333)	$(1,167)
Forgiveness of interest	(243)	(243)	(243)	(851)
Stock repurchase	(120)	(659)	—	—
Cost-sharing	(516)	(466)	(360)	(556)
Product-related revenue	(41,268)	(32,209)	(11,611)	(10,885)

Total amount recognized	(42,480)	(33,910)	(12,547)	(13,459)

Total deferred revenue	$181,149	$136,157	$78,014	$55,749

(in $000’s)				Inception
Deferred product	For the Year Ended December 31,			Through
manufacturing costs	2007	2006	2005	Dec 31, 2004
Beginning balance	$49,728	$27,059	$23,636	$—
Additions:	46,246	35,530	6,738	29,341
Less amounts amortized:	(20,678)	(12,861)	(3,315)	(5,705)

Total deferred product manufacturing costs	$75,296	$49,728	$27,059	$23,636

The following schedule shows the expected recognition of deferred revenue and amortization of deferred product manufacturing costs (for transactions recorded through December 31, 2007) for the next five years and thereafter under the Teva Agreement:

		Deferred
	Deferred	Product
	Revenue	Manufacturing Costs
(in $000s)	Recognition	Amortization
2008	$15,753	$6,548
2009	15,753	6,548
2010	15,753	6,548
2011	15,753	6,548
2012	15,753	6,548
Thereafter	102,384	42,556

Total	$181,149	$75,296

Page F-41 of F-93

OTC Partners Alliance Agreements (“OTC Agreements”)
The Company is party to five OTC Partner alliance agreements — with four different unrelated third-party pharmaceutical entities marketing partners (“OTC Agreements”), related to the manufacture, distribution, and marketing of an over-the-counter (“OTC”) pharmaceutical product. The five OTC Agreements, whose terms range from three to fifteen years, each commit the Company to manufacture, and the OTC Agreements’ marketing partner to distribute, a single specified generic pharmaceutical product. All of the OTC Agreements obligate the Company to grant of a license to the respective OTC Partner to market the product, and three of the OTC Agreements require the Company to provide research and development services to complete the development of the covered product. Revenue under these OTC Agreements consists of up-front payments upon contract signing, reimbursement of product manufacturing costs or other agreed upon amounts when the Company delivers the product, profit-share or royalty payments based upon the OTC Partner’s product sales, and, with respect to three of the OTC Agreements, specified milestone payments are tied to further product-development services.
As each of these OTC Agreements contain multiple deliverables the Company applied its accounting policy to determine whether the multiple deliverables within each of the OTC Partners alliance agreements should be accounting for as separate units of accounting or as a single unit of accounting. The Company determined no single deliverable represented a separate unit of accounting given there was not sufficient objective and reliable evidence of the fair value of any single deliverable. When the fair value of a deliverable cannot be determined, it is not possible for the Company to determine whether consideration given by an OTC Partner is in exchange for a given deliverable. The Company concluded the multiple deliverables under each of the OTC Partner alliance agreements represents a single unit of accounting for each agreement.
Consistent with how revenue is recognized under the Teva Agreement, all revenue under the OTC Agreements is deferred and subsequently recognized over the life of the respective OTC Agreements under the modified proportional performance method. Deferred revenue is recorded as a liability captioned “deferred revenue-alliance agreement”. The modified proportional performance method better aligns revenue recognition with performance under a long-term arrangement as compared to a straight-line method. Revenue is recognized only to the extent of cumulative cash collected being greater than cumulative revenue recognized.
The Company begins to recognize up-front payments at the inception of the respective OTC Agreement, milestone payments at the time they are earned, reimbursement of product manufacturing costs at the time of product shipment to the respective OTC Partners, and profit-share and royalty payments at the time they are reported to the Company.
The Company also defers its product manufacturing costs to the extent reimbursable by the respective OTC Partner and recognizes them in the same manner as it recognizes the related product revenue. Additionally, under the Teva Agreement, the Company is obligated to share with Teva the profits from the sale of the over-the-counter products sold under the OTC Agreements — up to a maximum of 50%. These deferred direct product manufacturing costs are recorded as an asset captioned “deferred product manufacturing costs-alliance agreements.”

Page F-42 of F-93

A summary description of each of the OTC Partners Alliance Agreements noted above is as follows:
In December 2001, the Company entered into a License and Supply Agreement granting to Novartis exclusive rights to market the Company’s over-the-counter (“OTC”) Loratadine Orally Disintegrating Tablets (generic Claritin Reditabs) for the pediatric market. Under the terms of the Novartis agreement, the Company is responsible for developing and manufacturing the product, while Novartis is responsible for product marketing and sale. The structure of the Novartis agreement includes payment upon achievement of milestones and royalties paid to the Company on a quarterly basis based on Novartis’ sales. Novartis launched this product in February 2004 as Triaminic AllerChews. This agreement was terminated in May 2005 due to lower than planned sales volume.
In June 2002, the Company signed a semi-exclusive Development, License and Supply Agreement with Wyeth relating to the Company’s Loratadine and Pseudoephedrine Sulfate 5 mg/120 mg 12-hour Extended Release Tablets and Loratadine and Pseudoephedrine Sulfate 10 mg/240 mg 24-hour Extended Release Tablets for the OTC market under the Alavert brand. The Company is responsible for developing and manufacturing the products, while Wyeth is responsible for product marketing and sale. The structure of the Wyeth agreement includes payment upon achievement of milestones and royalties paid to the Company on Wyeth’s sales on a quarterly basis. Wyeth launched this product in May 2003 as Alavert D-12 Hour. In February 2005, the Wyeth agreement was partially cancelled with respect to only the 24-hour Extended Release Product due to lower than planned sales volume.
In June 2002, the Company signed a non-exclusive Licensing, Contract Manufacturing and Supply Agreement with Schering-Plough relating to the Company’s Loratadine and Pseudoephedrine Sulfate 5 mg/120 mg 12-hour Extended Release Tablets for the OTC market under the Claritin-D 12-hour brand. The structure of the Schering-Plough agreement included milestone payments by Schering-Plough and an agreed upon transfer price. Shipments to Schering-Plough commenced at the end of January 2003, and Schering-Plough launched the product as its OTC Claritin-D 12-hour in March 2003. Through a series of amendments, the Schering-Plough agreement’s original three year term has been extended to a February 2011 contract end date.
In July 2004, the Company finalized a series of two agreements with Leiner Health Products, LLC for (1) the supply and distribution of the Loratadine Orally Disintegrating Tablets (ODT) and (2) Loratadine and Pseudoephedrine Sulfate Extended Release Tablets 24 hour products. These products were manufactured by the Company and marketed by Leiner as OTC store brand generic equivalents to the branded products. Leiner commenced sale of the ODT product in November 2004. In November 2006, the Leiner agreement for the Loratadine and Pseudoephedrine Sulfate Extended Release Tablets 24 Hour product was terminated due to lower than planned sales volume.

Page F-43 of F-93

The following table shows the additions to and deductions from deferred revenue and deferred product manufacturing costs under the OTC Agreements:

				Inception
(in $000’s)	For the Year Ended December 31,			Through
Deferred revenue	2007	2006	2005	Dec 31, 2004
Beginning balance	$17,098	$19,665	$22,077	$—
Additions:
Upfront fees and milestone payments	84	42	442	7,868
Cost-sharing and other	424	158	463	597
Product-related deferrals	14,851	11,015	7,134	32,467

Total additions	$15,359	$11,215	$8,039	$40,932

Less: amounts recognized:
Upfront fees and milestone payments	(315)	(786)	(2,379)	(3,692)
Cost-sharing and other	(312)	(221)	(515)	(278)
Product-related revenue	(11,239)	(12,775)	(7,557)	(14,885)

Total amount recognized	(11,866)	(13,782)	(10,451)	(18,855)

Total deferred revenue	$20,591	$17,098	$19,665	$22,077

(in $000’s)				Inception
Deferred product	For the Year Ended December 31,			Through
manufacturing costs	2007	2006	2005	Dec 31, 2004
Beginning balance	$14,137	$14,880	$15,613	$—

Additions:
Product-related deferrals	12,172	11,727	5,756	24,225
Cost-sharing and other	842	(49)	804	4,377

Total additions	$13,014	$11,678	$6,560	$28,602

Less: amount amortized:
Product-related cost	(9,201)	(12,024)	(5,980)	(11,280)
Cost-sharing and other	(699)	(397)	(1,313)	(1,709)

Total amount amortized	(9,900)	(12,421)	(7,293)	(12,989)

Total deferred product manufacturing costs	$17,251	$14,137	$14,880	$15,613

The following schedule shows the expected recognition of deferred revenue and amortization deferred product manufacturing costs (for transactions recorded through December 31, 2007) for the next five years and thereafter under the OTC Agreements:

		Deferred
	Deferred	Product
	Revenue	Manufacturing Costs
(in $000s)	Recognition	Amortization
2008	$4,267	$3,525
2009	4,129	3,423
2010	4,129	3,423
2011	1,550	1,311
2012	1,034	888
Thereafter	5,482	4,681

Total	$20,591	$17,251

Page F-44 of F-93

Supply & Distribution Agreement with DAVA Pharmaceuticals, Inc. (“DAVA Agreement”)
On November 3, 2005, the Company entered into a ten-year Supply and Distribution Agreement with DAVA Pharmaceuticals, Inc. (the “DAVA Agreement”) under which the Company appointed DAVA the exclusive U.S. distributor of its generic version of OxyContin® tablets in 80mg, 40mg, 20mg, and 10mg strengths and agreed to be DAVA’s exclusive supplier of the product. DAVA agreed to pay the Company an aggregate appointment fee of $ 60.0 million and to pay the Company a mark-up on of its fully burdened cost of manufacture for the product plus a share of the gross profits of DAVA’s sales of the product.
The DAVA Agreement required DAVA to provide the Company with monthly purchase orders covering the succeeding three months, and the Company was required to manufacture and fulfill at least 95% of DAVA’s monthly requirements. If the Company were unable to deliver at least 90% of the monthly requirements, and such delay continues for more than 45 days, the Company could have been liable to DAVA for delay payments up to $ 10.0 million.
The appointment fee payment schedule was as follows: (i) $ 1.0 million upon the signing of the agreement, (ii) $ 9.0 million paid by DAVA pro rata upon the Company’s delivery of the product as required by DAVA’s initial purchase order and (iii) $ 10.0 million payable on December 31, 2006 and on each of the succeeding four years. DAVA had the right to suspend appointment fee payments in the event the Company was unable to meet DAVA’s product requirements or satisfy other obligations under the DAVA Agreement.
As the DAVA Agreement involved two deliverables (the product and market exclusivity), the Company reviewed the DAVA Agreement under the provisions of EITF 00-21 and determined, because it did not have objective and reliable evidence of the fair value of either deliverable, no single deliverable represented a separate unit of accounting. The Company thus concluded the arrangement represents a single unit of accounting, and it therefore accounts for all deliverables as a single unit of accounting in accordance with EITF 00-21. As with the Teva Agreement and the OTC Agreements, the Company initially defers all revenue under the DAVA Agreement and then recognizes revenue over the estimated life of the DAVA Agreement. The deferred portion of the revenue is recorded as a liability captioned “Deferred revenue — alliance agreements.” Revenue under the DAVA Agreement is recognized using the same modified proportional performance method used for the Teva Agreement. The Company also defers its direct manufacturing costs to the extent reimbursable by DAVA and recognizes them in the same manner as it recognizes the related product revenue. These deferred direct product manufacturing costs are recorded as an asset captioned “Deferred product manufacturing costs — alliance agreements”.
Recognition of revenues related to the manufacturing costs begins at the time the related product is delivered to DAVA, and recognition of the Company’s pro rata profit share begins at the time DAVA reports to the Company such amount. The Company begins to recognize appointment fee installments when earned as the Company’s related product-delivery obligation has been met and DAVA’s obligation to pay the installment becomes fixed. In this regard, the Company began recognizing the initial $ 1.0 million appointment fee installment when paid in 2005 and the $ 9.0 million installment in 2006, as earned when the Company’s related product-delivery obligations were met. Product shipments under the agreement commenced in 2005, and the Company began recognizing its share of the profits in the first quarter of 2006. Revenue is recognized only to the extent of cumulative cash collected being greater than cumulative revenue recognized.

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During the second half of 2006, the Company’s two principal competitors for sales of generic OxyContin announced they would, as part of the settlement of patent infringement litigation with Purdue Pharma LP (“Purdue”), leave the market by December 31, 2006 and some later undisclosed date, respectively, which would result in the Company’s product being the only remaining generic product on the market and thereby substantially increasing the Company’s exposure to potential liability in a pending patent infringement suit brought against the Company by Purdue. This change in market dynamics led to an amendment to the agreement with DAVA whereby the parties agreed to rebalancing the risks between the parties, providing the Company certain additional flexibility with respect to product supply, and providing the Company with a larger share of the profits. As a result, on February 6, 2007, the parties amended the DAVA Agreement, effective November 29, 2006. The DAVA Agreement amendment resulted in the Company receiving a greater portion of the pro rata profit share (once a prescribed bottle delivery target was met); eliminated the remaining $ 50.0 million of the appointment fee potentially payable by DAVA; and, reduced the price paid by DAVA for the product to the amount of the Company’s manufacturing cost. The DAVA Agreement amendment also permits the Company to unilaterally suspend shipment of product to DAVA in exchange for a one-time payment equal to DAVA’s share of the profits for the quarterly reporting period immediately preceding such product shipment suspension. After such product shipment suspension, DAVA has the right to purchase a competing equivalent product from an alternative supplier.
On March 30, 2007, the Company entered into an agreement settling Purdue’s patent infringement suit against the Company. Under this Purdue settlement agreement, the Company agreed to the validity of the Purdue patents and agreed to withdraw its generic product from the market by January 2008, and Purdue granted the Company a license permitting it to manufacture and sell its product during specified periods between March 2007 and January 2008, and, additionally, authorized the Company to grant a sublicense to DAVA allowing DAVA to distribute the product during the same periods. While the Company continued to manufacture and sell the product during the authorized periods, the Purdue settlement agreement precludes the Company from re-entering the market after January 2008 until expiration of the last Purdue patents in 2013, or earlier under certain circumstances.
While the amended DAVA Agreement will remain effective through November 3, 2015, the Company concluded if any of the contingent events occur to permit the Company to resume sales of the generic product under the Purdue settlement agreement, the same events will result in such a highly competitive generic market to make it unlikely the Company will find it economically favorable to devote manufacturing resources to the resumption of sales of this product. As a result, the Company concluded the economic life of the DAVA Agreement, and therefore the Company’s expected period of performance, ended in January 2008. Accordingly, on the March 30, 2007 effective date of the Purdue settlement agreement, the Company adjusted the period of revenue recognition and product manufacturing costs amortization under the DAVA Agreement from 10 years to 27 months (i.e. November 2005 through January 2008). As the terms of the Purdue settlement did not exist and could not have been known when the life of the DAVA Agreement was originally estimated, the change in the recognition period has been applied prospectively as an adjustment in the period of change. The change in the revenue recognition period had the effect of increasing income from operations for the year ended December 31, 2007 by $ 73,226,000 and basic earnings per share by $ 1.25.

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The following table shows the additions to and deductions from deferred revenue and deferred product manufacturing costs under the DAVA Agreement:

(in $000’s)	For the Year Ended December 31,
Deferred revenue	2007	2006	2005
Beginning balance	$24,784	$5,655	$—
Additions:
Upfront fees and milestone payments	—	9,000	1,000
Product-related deferrals	100,211	13,028	4,738

Total additions	100,211	22,028	5,738

Less: amounts recognized:
Upfront fees and milestone payments	(7,975)	(1,150)	(17)
Product-related revenue	(110,659)	(1,749)	(66)

Total amount recognized	(118,634)	(2,899)	(83)

Total deferred revenue	$6,361	$24,784	$5,655

(in $000’s)
Deferred product	For the Year Ended December 31,
manufacturing costs	2007	2006	2005
Beginning balance	$9,100	$3,344	$—
Additions:	18,435	6,901	3,401
Less: amount recognized:	(25,685)	(1,145)	(57)

Total deferred product manufacturing costs	$1,850	$9,100	$3,344

The following schedule shows the expected recognition of deferred revenue and amortization deferred product manufacturing costs (for transactions recorded through December 31, 2007) for the next five years and thereafter under the DAVA Agreement:

Deferred
	Deferred	Product
	Revenue	Manufacturing Costs
(in $000’s)	Recognition	Amortization
2008	$6,361	$1,850
2009	—	—
2010	—	—
2011	—	—
2012	—	—
Thereafter	—	—

Total	$6,361	$1,850

Page F-47 of F-93

Shire Laboratories Promotional Services Agreement (“Shire Agreement”)
On January 19, 2006, the Company entered into a five year Promotional Services Agreement with an affiliate of Shire Laboratories, Inc. (the “Shire Agreement”), under which the Company was engaged to perform physician-detailing sales calls in support of Shire’s Carbatrol product. The Shire Agreement requires Shire to pay the Company a sales-force fee of up to $ 200,000 annually for each of as many as 66 sales force members, a “gain share fee” for each prescription filled in excess of a stated minimum during each quarter, and, if filled prescriptions exceed a specified target during the first six months of 2009, a $ 5 million bonus. In addition, if the Company fails to perform a minimum number of sales calls during any quarter and fails to make up the shortfall by the end of the following quarter, Shire has the right to a refund of a fixed amount per remaining shortfall.
The Company recognizes the sales force fees as the related services are performed and the performance obligations are met, and for gain-share fees, if and when such fees are earned. The Company recognized $ 12,759,000 and $ 6,434,000 in sales force fee revenue for the years ended December 31, 2007 and 2006, respectively, under the Shire Agreement, with such amounts presented in the captioned line item “Promotional Partner” under revenues on the statement of operations. The Company has not earned any gain-share fees or been required to make any shortfall reimbursements under the Shire Agreement. Any such reimbursements in the future will be recognized as a reduction to Promotional Partner revenue during the period in which such reimbursement liability is incurred.

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14. EMPLOYEE BENEFIT PLANS
401(k) Defined Contribution Plan
The Company sponsors a 401(k) defined contribution plan covering all employees. Participants are permitted to contribute up to 25% of their eligible annual pre-tax compensation up to established federal limits on aggregate participant contributions. The Company matches 50% of the employee contributions up to a maximum of 3% of employee compensation. Discretionary profit-sharing contributions made by the Company, if any, are determined annually by the Board of Directors. Participants are 100% vested in discretionary profit-sharing and matching contributions made by the company after 3 years of service, and are 25% and 50% vested after 1 and 2 years of service, respectively. There were approximately $ 707,000, $ 681,000 and $ 537,000 in matching contributions and no discretionary profit-sharing contributions made under this plan for the years ended December 31, 2007, 2006 and 2005, respectively.
Employee Stock Purchase Plan
In February 2001, the Board of Directors of the Company approved the 2001 Non-Qualified Employee Stock Purchase Plan (“ESPP”). Under the ESPP, the Company registered 500,000 shares of common stock under a Form S-8 Registration Statement. The purpose of the ESPP is to enhance employee interest in the success and progress of the Company by encouraging employee ownership of common stock of the Company. The ESPP provides the opportunity to purchase the Company’s common stock at a 15% discount to the market price through payroll deductions or lump-sum cash investments. During 2007, 2006 and 2005, 27,961, 8,080 and 5,723 shares of common stock were sold by the Company to its employees under this Plan for net proceeds of approximately $ 112,000, $ 56,000 and $ 67,000, respectively.
Deferred Compensation Plan
In February 2002, the Board of Directors of the Company approved the Executive Non-Qualified Deferred Compensation Plan (the “Plan”) effective August 15, 2002 covering any executive-level employee of the Company as designated by the Board of Directors. Participants can defer up to 75% of their base salary and quarterly sales bonus and up to 100% of their annual performance-based bonus. The Company matches 50% of employee deferrals up to 10% of base salary and bonus compensation. The maximum total match by the company cannot exceed 5% of total base and bonus compensation. Participants are vested 20% each year, with 100% vesting after 5 years of service. There were approximately $ 332,000, $ 417,000 and $ 311,000 in matching contributions under the Plan for the years ended December 31, 2007, 2006 and 2005, respectively.
The deferred compensation liability is a non-current liability recorded at the fair value of the amount owed to the deferred compensation plan participants, with changes in the fair value of such amounts recognized as a compensation expense in the statement of operations. The Company invests amounts contributed by the deferred compensation plan participants and the associated Company matching contributions in company-owned life insurance (“COLI”) policies, of which the cash surrender value is included in the caption line item “Other assets” on the consolidated balance sheet.
The Plan has a cash surrender value of $ 3,482,000 and a deferred compensation liability of $ 5,162,000 as of December 31, 2007.

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15. SHARE-BASED COMPENSATION:
Prior to January 1, 2006, the Company recognized stock-based compensation expense in accordance with the provisions of APB 25 and related interpretations. Under APB 25, if the exercise price of options granted was equal to the fair value of the underlying shares of common stock on the date of grant, compensation expense was not recognized.
On January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method. Under this method, the Company recognizes share-based compensation expense for all outstanding options not fully vested as of the adoption date and for all share-based compensations awards, classified as equity, granted or modified after the adoption date based on the fair value of the awards on the grant date, net of estimated forfeitures. Accordingly, prior periods have not been restated.
1995 Stock Incentive Plan
In 1995, the Company’s Board of Directors adopted the 1995 Stock Incentive Plan (the “1995 Plan”). Under the 1995 Plan, 61,100, 66,100, and 66,250 stock options were outstanding at December 31, 2007, 2006 and 2005, respectively.
1996 Stock Option Plan
In September 1996, the Company adopted the 1996 Stock Option Plan (the “1996 Plan”). The 1996 Plan provides for the granting of stock options to employees and consultants of the Company. Stock options granted under the 1996 Plan may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted only to Company employees (including officers and directors who are also employees). Non-qualified stock options may be granted to Company employees and consultants. The Company has reserved 500,000 shares of Common Stock for issuance under the 1996 Plan. Under the 1996 Plan, 196,166, 206,173, and 206,173 stock options were outstanding at December 31, 2007, 2006 and 2005, respectively.
1999 Pre-Merger Plan
In April 1999, the Company adopted the 1999 Equity Incentive Plan (the “1999 Pre-Merger Plan”). The 1999 Pre-Merger Plan reserves for issuance of 1,000,000 shares of common stock for issuance pursuant to stock option grants and stock grants. Under the 1999 Pre-Merger Plan, 412,488 stock options were outstanding at December 31, 2007, 2006 and 2005.
Impax Laboratories, Inc. 1999 Equity Incentive Plan
The Company’s 1999 Equity Incentive Plan was adopted by the Company’s Board of Directors in December 1999. In October 2000, the Company’s stockholders approved an increase in the aggregate number of shares of common stock to be issued pursuant to the Company’s 1999 Equity Incentive Plan from 2,400,000 to 5,000,000 shares. Under the 1999 Equity Incentive Plan, 2,724,229, 2,623,388, and 2,616,951 stock options were outstanding at December 31, 2007, 2006 and 2005, respectively.
Impax Laboratories, Inc. 2002 Equity Incentive Plan
The 2002 Equity Incentive Plan was adopted by the Company’s Stockholders in May 2002. The aggregate number of shares of common stock for issuance pursuant to stock option grants and restricted stock awards was increased by the Company’s Board of Directors from 4,000,000 shares to 6,500,000 shares during 2007. Under the 2002 Equity Incentive Plan, stock options outstanding were 5,653,778, and 3,830,022 and 3,850,439 at December 31, 2007, 2006 and 2005, respectively, and restricted stock awards outstanding were 270,341 at December 31, 2007 and 0 at December 31, 2006 and 2005.

Page F-50 of F-93

The stock option activity for all of the Company’s equity compensation plans noted above, is summarized as follows:

		Weighted
		Average
		Exercise
	Number of Shares	Price
Stock Options	Under Option	per Share
Outstanding at December 31, 2004	6,017,394	$9.94
Options granted	1,508,543	$11.20
Options exercised	(74,449)	$5.08
Options forfeited	(299,187)	$14.72

Outstanding at December 31, 2005	7,152,301	$10.06
Options granted	291,000	$6.85
Options exercised	(8,613)	$4.21
Options forfeited	(296,517)	$21.38

Outstanding at December 31, 2006	7,138,171	$9.46
Options granted	1,991,678	$11.34
Options exercised	(20,719)	$2.28
Options forfeited	(61,369)	$8.38

Outstanding at December 31, 2007	9,047,761	$9.90

Vested and expected to vest at December 31, 2007	8,862,927	$9.87

Options exercisable at December 31, 2007	6,884,983	$9.57

As of December 31, 2007, stock options outstanding, vested and expected to vest, and exercisable had average remaining contractual lives of 6.98 years, 6.92 years, and 5.99 years, respectively. Also, as of December 31, 2007, stock options outstanding, vested and expected to vest, and exercisable each had aggregate intrinsic values of $ 25,994,000, $ 25,991,000, and $ 25,028,000, respectively.
The Company grants restricted stock to certain eligible employees as a component of its long-term incentive compensation program. The restricted stock award grants are made in accordance with the Company’s 2002 Equity Incentive Plan, as amended and restated, and typically specify, shares of restricted stock are not issued until they vest. The restricted stock awards vest ratably over a four year period from the date of grant. A summary of the non-vested restricted stock awards is as follows:

	Non-Vested	Weighted
	Restricted	Average
	Stock	Grant Date
Restricted Stock Awards	Awards	Fair Value
Non-vested at December 31, 2006	—	$—
Granted	272,678	$11.45
Vested	—	$—
Forfeited	(2,337)	$11.48
Non-vested at December 31, 2007	270,341	$11.45
As of December 31, 2007, the Company had 442,074 shares available for issuance of either stock options or restricted stock awards, including 422,939 shares from the 2002 Equity Incentive Plan and 19,135 from the 1999 Equity Incentive Plan.

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As of December 31, 2007, the Company had total unrecognized share-based compensation expense, net of estimated forfeitures, of $ 15,751,000 related to all of its share-based awards, which will be recognized over a weighted average period of 3.5 years. The intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $ 178,000 and $ 42,000, respectively. The total fair value of restricted shares which vested during the years ended December 31, 2007 and 2006 was $ 0.
The Company estimated the fair value of each stock option award on the grant date using the Black-Scholes Merton option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2007	2006	2005
Volatility (range)	67.7%-75.2%	76.2%-76.3%	74.9%-78.2%
Volatility (weighted average)	69.9%	76.3%	75.7%
Risk-free interest rate (weighted average)	4.0%	4.7%	4.1%
Dividend yield	0%	0%	0%
Expected life (years)	6.07	6.25	6.25
Weighted average grant date fair value per option	$7.43	$4.91	$7.83
Expected volatility is based solely on historical volatility of the Company’s common stock over the period commensurate with the expected term of the stock options. The expected term calculation is based on the “simplified” method described in SAB No. 107, Share-Based Payment and SAB No. 110, Share-Based Payment. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for an instrument with a maturity that is commensurate with the expected term of the stock options. The dividend yield of zero is based on the fact that we have never paid cash dividends on our common stock, and we have no present intention to pay cash dividends. Options granted under each of the above plans vest from three to five years and have a term of ten years. The Company’s shares of common stock traded on the “Pink Sheets” beginning in August 2005 through December 31, 2007. The Company’s assessment is there was sufficient trading volume and liquidity in the Company’s shares to support the calculation of a reasonable estimate of the fair value of employee stock options granted during this period.
As a result of the adoption of SFAS 123(R), the amount of share-based compensation expense recognized by the Company is as follows:

	For the Year Ended
	December 31,
(in $000’s)	2007	2006
Cost of revenues	$418	$168
Research and development	563	236
Selling, general and administrative	532	279

Total	$1,513	$683

The after tax impact of recognizing the share-based compensation expense related to SFAS 123R on basic and diluted earnings per common share was $ 0.02 and $ 0.01 for the years ended December 31, 2007 and 2006, respectively. The adoption of SFAS No. 123(R) had no effect on our cash flows from operations or cash flows from financing activities. The Company has not recognized any tax benefits during 2007, 2006 or 2005 related to share-based compensation costs because options issued by the Company have been designated incentive stock options and there have been no disqualifying dispositions of options exercised.
The Company’s policy is to issue new shares to satisfy stock option exercises and share unit conversions pursuant to restricted share awards. There were no modifications to any stock options during the years ended December 31, 2007, 2006 or 2005.

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The pro forma effect of recognizing the estimated fair value of share-based employee compensation for the year ended December 31, 2005, had the Company applied the fair value provisions of SFAS No. 123(R) is as follows:

(in $000’s, except per share amounts)	2005
Net loss — as reported	$(5,780)
Add: Stock-based employee compensation included in reported net loss net of related tax effects	—

Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(36,271)

Net loss — pro forma	$(42,051)

Net loss per share:
Basic — as reported	$(0.10)

Basic — pro forma	$(0.71)

Diluted — as reported	$(0.10)

Diluted — pro forma	$(0.71)

On December 1, 2005, the Company accelerated the vesting of all outstanding employee stock options having an exercise price less than the closing market price of the Company’s common stock on this date. The acceleration resulted in the vesting of 2,672,980 employee stock options having an estimated fair value of $ 25,306,000 which would have been recognized as share-based compensation expense in future periods under the provisions of SFAS No. 123(R).

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16. STOCKHOLDERS’ EQUITY/ (DEFICIT)
Preferred Stock
Pursuant to its certificate of incorporation, the Company is authorized to issue 2,000,000 shares, $ 0.01 par value per share, “blank check” preferred stock, which enables the Board of Directors of the Company, from time to time, to create one or more new series of preferred stock. Each series of preferred stock issued can have the rights, preferences, privileges and restrictions designated by the Company’s Board of Directors. The issuance of any new series of preferred stock could affect, among other things, the dividend, voting, and liquidation rights of the Company’s common stock. During 2007, 2006 and 2005, the Company did not issue any preferred stock.
Common Stock
The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 90,000,000 shares of common stock with $ 0.01 par value.

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17. EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net earnings by the weighted average common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average common shares outstanding adjusted for the dilutive effect of stock options, restricted stock awards, stock purchase warrants, and convertible debt, excluding anti-dilutive shares.
A reconciliation of basic and diluted earnings per common share is as follows:

	For the Year Ended December 31,
(in $000’s except per share amounts)	2007	2006	2005
Numerator:
Net income (loss):	$125,925	$(12,044)	$(5,780)

Denominator:
Weighted average common shares outstanding	58,810,452	58,996,365	58,955,664
Effect of dilutive options and and common stock purchase warrants	2,407,018	—	—

Diluted weighted average common shares outstanding	61,217,470	58,996,365	58,955,664

Basic net income (loss) per share	$2.14	$(0.20)	$(0.10)

Diluted net income (loss) per share	$2.06	$(0.20)	$(0.10)

The following stock options and convertible debt were excluded from the computation of diluted net income (loss) per common share as their effect would have been anti-dilutive:

	For the Year Ended December 31,
(in $000’s except per share amounts)	2007	2006	2005
Stock options	1,986,978	3,601,285	1,887,025
Assumed conversion of 1.25% debentures	—	—	1,691,594
In November 2004, the EITF reached consensus on Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF 04-08”) This Issue requires the inclusion of convertible shares for contingently convertible instruments in the calculation of diluted EPS regardless of whether the market price contingency has been met, if the effect is dilutive. The Issue is effective for periods ending after December 15, 2004 and requires the restatement of previously reported EPS. The Company followed the guidance in EITF 04-08, however, the 3.5% Debentures have nonetheless not been included in diluted EPS because the principal amount of the debentures must be settled in cash, and since the Company’s share price is less than the conversion price for all periods presented, there is no dilutive impact of a conversion premium. The 1.25% Debentures are included in diluted EPS, because of a share-settlement requirement, for periods in which their inclusion would be dilutive.

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18. SEGMENT INFORMATION
The Company has two reportable segments, referred to as the “Global Pharmaceuticals Division” (“Global Division”) and the “Impax Pharmaceutical Division” (“Impax Division”). The Company currently markets and sells product within the continental United States and the Commonwealth of Puerto Rico
The Global Division develops, manufactures, sells, and distributes generic pharmaceutical products, through three sales channels, including: the “Global” sales channel, for sales of generic prescription (“Rx”) products, directly to wholesalers, large retail drug chains, and others; the “RX Partner” sales channel, for generic prescription (“Rx”) products sold through unrelated third-party pharmaceutical entities pursuant to alliance agreements; and, the “OTC Partner” sales channel, for over-the-counter (“OTC”) products sold through unrelated third-party pharmaceutical entities pursuant to alliance agreements.
The Company’s Impax Division is engaged in the development of proprietary brand pharmaceutical products through improvements to already approved pharmaceutical products to address central nervous system (“CNS”) disorders. The IMPAX Division is also engaged in the co-promotion through a direct sales force focused on marketing to physicians, primarily in the CNS community, pharmaceutical products developed by other unrelated third-party pharmaceutical entities
The Company’s chief operating decision maker evaluates the financial performance of the Company’s segments based upon segment income or (loss) before income taxes. Items below income from operations are not reported by segment, except litigation settlements, since they are excluded from the measure of segment profitability reviewed by the Company’s chief operating decision maker. Additionally, general and administrative expenses, certain selling expenses, certain litigation settlements, and non-operating income and expenses are included in “Corporate and Other”. The Company does not report balance sheet information by segment since it is not reviewed by the Company’s chief operating decision maker. Accounting policies for the Company’s segments are the same as those described above in the “Summary of Significant Accounting Policies”. The Company has no inter-segment revenue.
The tables below present segment information reconciled to total Company financial results, with segment operating income or (loss) including gross profit less direct research and development expenses, and direct selling expenses as well as any litigation settlements, to the extent specifically identified by segment:

(in $000’s)	Global	Impax	Corporate	Total
Year Ended December 31, 2007	Division	Division	and Other	Company
Revenues, net	$260,994	$12,759	$—	$273,753
Cost of revenues	96,829	10,827	—	107,656
Research and development	31,170	8,822	—	39,992
Patent Litigation	10,025	—	—	10,025
Income (loss) before income taxes	$118,964	$(8,585)	$(33,271)	$77,108

	Global	Impax	Corporate	Total
Year Ended December 31, 2006	Division	Division	and Other	Company
Revenues, net	$128,812	$6,434	$—	$135,246
Cost of revenues	66,675	5,573	—	72,248
Research and development	24,362	5,273	—	29,635
Patent Litigation	9,693	—	—	9,693
Income (loss) before income taxes	$25,781	$(6,208)	$(31,477)	$(11,904)

	Global	Impax	Corporate	Total
Year Ended December 31, 2005	Division	Division	and Other	Company
Revenues, net	$112,400	$—	$—	$112,400
Cost of revenues	58,435	—	—	58,435
Research and development	22,384	3,711	—	26,095
Patent Litigation	7,734	—	—	7,734
Income (loss) before income taxes	$19,992	$(3,711)	$(21,872)	$(5,591)

Page F-56 of F-93

19. COMMITMENTS AND CONTINGENCIES
Leases
The Company leases office, warehouse and laboratory facilities under non-cancelable operating leases through January 2015. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $ 1,251,000, $ 970,000 and $ 927,000, respectively. The Company recognizes rent expense on a straight-line basis over the lease period.
The Company also leases certain equipment under various non-cancelable operating leases with various expiration dates through 2012. Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ended
(in $000s)	December 31,
2008	$1,278
2009	1,091
2010	866
2011	657
2012	617
Thereafter	1,478

Total minimum lease payments	$5,987

Purchase Order Commitments
The Company had approximately $ 12,013,000 of open purchase order commitments, primarily for raw materials, as of December 31, 2007.
Taiwan Facility Construction
The Company currently has under construction a facility in Taiwan, R.O.C., which is intended to be utilized for manufacturing, research and development, warehouse, and administrative space, and to be operational in 2010. In conjunction with the construction of this facility, the Company has entered into several contracts, amounting to an aggregate of approximately $ 853,000 as of December 31, 2007 and $ 16,519,000 as of June 30, 2008. As of December 31, 2007 and June 30, 2008, the Company had remaining commitments under these contracts of approximately $ 422,000 and $ 8,552,000, respectively.

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20. LEGAL AND REGULATORY MATTERS
Patent Litigation
There is substantial litigation in the pharmaceutical, biological, and biotechnology industries with respect to the manufacture, use, and sale of new products which are the subject of conflicting patent and intellectual property rights. One or more patents typically cover most of the brand-name controlled-release products for which the Company is developing generic versions.
Under federal law, when a drug developer files an ANDA for a generic drug, seeking approval before expiration of a patent, which has been listed with the FDA as covering the brand-name product, the developer must certify its product will not infringe the listed patent(s) and /or the listed patent is invalid or unenforceable (commonly referred to as a “Paragraph IV” certification). Notices of such certification must be provided to the patent holder, who may file a suit for patent infringement within 45 days of the patent holder’s receipt of such notice. If the patent holder files suit within the 45 day period, the FDA can review and approve the ANDA, but is prevented from granting final marketing approval of the product until a final judgment in the action has been rendered in favor of the generic, or 30 months from the date the notice was received, whichever is sooner. Lawsuits have been filed against the Company in connection the Company’s Paragraph IV filings.
Should a patent holder commence a lawsuit with respect to an alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The delay in obtaining FDA approval to market the Company’s product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is ultimately successful, could have a material adverse effect on the Company’s results of operations and financial position. In addition, there can be no assurance any patent litigation will be resolved prior to the end of the 30-month period. As a result, even if FDA were to approve a product upon expiration of the 30-month period, the Company may elect to not commence marketing the product if patent litigation is still pending.
Further, under the Teva Agreement, the Company and Teva have agreed to share in fees and costs related to patent infringement litigation associated with the twelve products covered by the Teva Agreement, including: (i) for the six products with ANDAs already filed with the FDA at the time the Teva Agreement was signed, Teva will pay 50% of the fees and costs in excess of $ 7.0 million; (ii) for three of the products with ANDAs filed since the Teva Agreement was signed, Teva will pay 45% of the fees and costs; and, (iii) for the remaining three products, Teva will pay 50% of the fees and costs. The Company is responsible for the remaining fees and costs for these twelve products not otherwise the responsibility of Teva.
The Company is responsible for all of the patent litigation fees and costs associated with current and future products not otherwise under the Teva Agreement. The Company records as expense the costs of patent litigation as incurred.
Although the outcome and costs of the asserted and unasserted claims is difficult to predict because of the uncertainties inherent in patent litigation, the Company does not expect the ultimate liability, if any, for such matters to have a material adverse effect on its financial condition, results of operations, or cash flows.

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AstraZeneca AB et al. v. Impax Laboratories (Omeprazole)
In litigation commenced against the Company in the U.S. District Court for the District of Delaware in May 2000, AstraZeneca AB alleged the Company’s submission of an ANDA seeking FDA permission to market Omeprazole Delayed Release Capsules, 10mg, 20mg and 40mg, constituted infringement of AstraZeneca’s U.S. patents relating to its Prilosec® product and sought an order enjoining the Company from marketing the Company’s product until expiration of its patents. The case, along with several similar suits against other manufacturers of generic versions of Prilosec®, was subsequently transferred to the U.S. District Court for the Southern District of New York.
In September 2004, following expiration of the 30-month stay, the FDA approved the Company’s ANDA and the Company commenced commercial sales of the product under the terms and conditions of the Teva Agreement. In January 2005, AstraZeneca added claims of willful infringement, for damages, and for enhanced damages on the basis of this commercial launch. Claims for damages were subsequently dropped from the suit against the Company, but were included in a separate suit filed against Teva. On May 30, 2007, the court found the Company’s product infringed two of AstraZeneca’s patents and these patents were not invalid. The court ordered FDA approval of the Company’s ANDA be converted to a tentative approval, with a final approval date not before October 20, 2007, the expiration date of the relevant pediatric exclusivity period. On August 20, 2008, the U.S. Court of Appeals for the Federal Circuit affirmed the lower court decision of infringement and validity. The Company has filed a petition for rehearing en banc with the Federal Circuit. If the Company or Teva are not ultimately successful in establishing invalidity or non-infringement, either in the present suit or the separate suit against Teva, the court may also award monetary damages associated with Teva’s commercial sale of the Company’s omeprazole products. Under the Teva Agreement, the Company would be responsible for monetary damages awarded against Teva up to a specified level, beyond which, monetary damages would be Teva’s responsibility.
Aventis Pharmaceuticals Inc., et al. v. Impax Laboratories, Inc. (Fexofenadine/Pseudoephedrine)
The Company is a defendant in an action brought in March 2002 by Aventis Pharmaceuticals Inc. and others in the U.S. District Court for the District of New Jersey (No. 02-CV-1322) alleging the Company’s proposed Fexofenadine and Pseudoephedrine hydrochloride tablets, generic to Allegra-D®, infringe seven Aventis patents and seeking an injunction preventing the Company from marketing the products until expiration of the patents. The case has since been consolidated with similar actions brought by Aventis against five other manufacturers (including generics to both Allegra® and Allegra-D®). In March 2004, Aventis and AMR Technology, Inc. filed a complaint and first amended complaint against the Company and one of the other defendants alleging infringement of two additional patents, owned by AMR and licensed to Aventis, relating to a synthetic process for making the active pharmaceutical ingredient, Fexofenadine hydrochloride and intermediates in the synthetic process. The Company asserts defenses to the claims based on non-infringement and invalidity. In June 2004, the court granted the Company motion for summary judgment of non-infringement with respect to two of the patents and, in May 2005, granted summary judgment of invalidity with respect to a third patent. The Company will have the opportunity to file additional summary judgment motions in the future and to assert both non-infringement and invalidity of the remaining patents (if necessary) at trial. No trial date has yet been set. In September 2005, Teva launched its fexofenadine tablet products (generic to Allegra®), and Aventis and AMR moved for a preliminary injunction to bar Teva’s sales based on four of the patents in suit, which patents are common to the Allegra® and Allegra-D® litigations. The district court denied Aventis’s motion in January 2006, finding Aventis did not establish a likelihood of success on the merits, which decision was affirmed on appeal.

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Impax Laboratories, Inc. v. Aventis Pharmaceuticals, Inc. (Riluzole)
In June 2002, the Company filed a suit against Aventis Pharmaceuticals, Inc. in the U.S. District Court for the District of Delaware, seeking a declaration the Company’s filing of an ANDA for Riluzole 50mg tablets, generic to Rilutek®, for treatment of patients with amyotrophic lateral scleroses (ALS) did not infringe claims of Aventis’s patent relating to the drug and a declaration Aventis’ patent is invalid. Aventis filed counterclaims for infringement, and, in December 2002, the district court granted Aventis’ motion for a preliminary injunction enjoining the Company from marketing any pharmaceutical product or compound containing Riluzole for the treatment of ALS. In September 2004, the district court found Aventis’ patent not invalid and infringed by the Company’s proposed product. In November 2006 the Court of Appeals for the Federal Circuit vacated the district court’s finding Aventis’ patent was not invalid and remanded for further findings on this issue, and, in June 2007, the district court again found Aventis’ patent is not invalid. In October 2008, the Court of Appeals for the Federal Circuit affirmed the district court decision. The Company is evaluating its options following this appellate decision. There is a substantial likelihood the court will enter a permanent injunction enjoining the Company from marketing Riluzole 50mg tablets for the treatment of ALS until the expiration of Aventis’ patent in June 2013.
Abbott Laboratories v. Impax Laboratories, Inc. (Fenofibrate)
The Company was a defendant in patent-infringement litigation commenced in January 2003 by Abbott Laboratories (“Abbott”) and Fournier Industrie et Sante (“Fournier”) in the U.S. District Court for the District of Delaware relating to Company ANDAs for Fenofibrate Tablets, 160mg and 54mg, generic to TriCor®. In March 2005 the Company asserted antitrust counterclaims. By agreement between the parties, in July 2005 the court entered an order dismissing the patent-infringement claims, under which Abbott and Fournier agreed to reimburse the Company for legal fee expense, and leaving the Company’s antitrust counterclaim intact.
On July 27, 2005, the court held a status conference with all counsel involved in the antitrust litigations, and indicated the court’s intention to put these matters on a complex litigation track. On May 26, 2006, the court denied Abbott and Fournier’s motion to dismiss the antitrust counterclaims. On April 3, 2008, the Court issued an order bifurcating and staying damages issues, and setting a schedule for trial of liability issues. A jury trial is scheduled to begin the week of November 10, 2008.
Endo Pharm. Inc. and Penwest Pharm. Co. v. Impax Laboratories, Inc. (Oxymorphone)
In November 2007, Endo Pharmaceuticals Inc. and Penwest Pharmaceuticals Co. (collectively, “Endo”) filed suit against the Company in the U.S. District Court for the District of Delaware, requesting a declaration the Company’s Paragraph IV Notices with respect to the Company’s ANDA for Oxymorphone HCl Extended Release Tablets, generic to Opana ER®, are null and void and, in the alternative, alleging patent infringement in connection with the filing of that ANDA. Endo subsequently dismissed its request for declaratory relief and in December 2007 filed another patent infringement suit relating to the same ANDA. In July 2008 the plaintiffs asserted additional infringement claims with respect to the Company’s amended ANDA, which added 7.5mg, 15mg and 30mg strengths of the product. The Company has filed an answer and counterclaims. Discovery is in the early stages, and no trial date has been set.
Impax Laboratories, Inc. v. Medicis Pharmaceutical Corp. (Minocycline)
In January 2008, the Company filed a complaint against Medicis Pharmaceutical Corp. in the U.S. District Court for the Northern District of California, seeking a declaratory judgment the Company’s filing of its ANDA relating to minocycline hydrochloride extended release tablets, a generic version of Medicis’ Solodyn® product, did not infringe any valid claim of U.S. Patent No. 5,908,838. Medicis filed a motion to dismiss the complaint for lack of subject matter jurisdiction. On April 16, 2008, the District Court granted Medicis’ motion to dismiss, and judgment was entered on April 22, 2008. The Company has filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. Briefing for the appeal is currently scheduled for the third and fourth quarter of 2008.

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Pfizer Inc., et al. v. Impax Laboratories, Inc. (Tolterodine)
In March 2008, Pfizer Inc. Pharmacia & Upjohn Company LLC and Pfizer Health AB (collectively “Pfizer”) filed a complaint against the Company in the U.S. District Court for the Southern District of New York, alleging the Company’s filing of an ANDA relating to tolterodine tartrate extended released capsules, 4 mg, generic to Detrol LA®, infringes three Pfizer patents. The Company has filed an answer and counterclaims seeking declaratory judgment of non-infringement, invalidity and/or unenforceability with respect to the patents at suit. In April 2008, the case was transferred to the U.S. District Court for the District of New Jersey. On September 3, 2008, a second complaint was filed alleging infringement based on the Company’s ANDA amendment adding the 2mg strength. Discovery is in the early stages, and no trial date has been set
Boehringer Ingelheim Pharmaceuticals, et al. v. Impax Laboratories (Tamsulosin)
In July 2008 Boehringer Ingelheim Pharmaceuticals Inc. and Astellas Pharma Inc. filed a complaint against the Company in the U.S. District Court for the Northern District of California, alleging the Company’s filing of its ANDA relating to tamsulosin hydrochloride capsules, 0.4 mg, generic to Flomax®, infringes plaintiffs’ patent. After filing its answer and counterclaim, the Company filed a summary judgment motion for patent invalidity. The summary judgment hearing is scheduled for November 2008.
Purdue Pharma Products L.P, et al. v. Impax Laboratories (Tramadol)
In August 2008, Purdue Pharma Products L.P., Napp Pharmaceutical Group LTD., Biovail Laboratories International, SRL, and Ortho-McNeil-Janssen-Pharmaceuticals, Inc., filed suit against the Company in the U.S. District Court for the District of Delaware, alleging patent infringement for the filing of its ANDA relating to tramadol hydrochloride extended-release tablets, 100 mg, generic to Ultram® ER.
Other Litigation Related to the Company’s Business
Axcan Scandipharm Inc. v. Ethex Corp, et al. (Lipram UL)
In May 2007, Axcan Scandipharm Inc., a manufacturer of the Ultrase line of pancreatic enzyme products, brought suit against the Company in the U.S. District Court for the District of Minnesota, alleging the Company engaged in false advertising, unfair competition, and unfair trade practices under federal and Minnesota law in connection with the marketing and sale of the Company’s now-discontinued Lipram-UL products. The suit seeks actual and consequential damages, including lost profits, treble damages, attorneys’ fees, injunctive relief, and declaratory judgments to prohibit the substitution of Lipram-UL for prescriptions of Ultrase. The Court granted in part and denied in part a Company motion to dismiss the complaint, as well as the co-defendants Ethex Corp. and KV Pharmaceutical Co., holding any claim of false advertising pre-dating June 1, 2001, is barred by the statute of limitations. The Company has answered the complaint, and discovery is proceeding.
Securities Litigation
The Company, four of its Directors, and two former officers, are defendants in several class actions filed in the United States District Court for the Northern District of California, all of which have since been consolidated as case No. 04- 4808-JW. These actions, brought on behalf of all purchasers of shares of Company common stock between May 5 and November 3, 2004, allege the Company and the individual defendants, in violation of the antifraud provisions of the federal securities laws, artificially inflated the market price of the stock during this period by filing false financial statements for the first and second quarters of 2004, based upon the Company’s subsequent restatement of its results for those periods. The court twice granted the Company motions to dismiss the complaint, both times with leave to amend, but denied the Company’s motion to dismiss a fourth amended complaint as well as two motions for reconsideration. The case is now in discovery phase. In August 2008, the Company filed a petition for a writ of mandamus asking the U.S. Court of Appeals for the Ninth Circuit to direct the district court to dismiss the complaint.

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21. SUBSEQUENT EVENTS
The following events occurred after December 31, 2007 through and including October 10, 2008:
•	In January 2008, the Company announced it received a non-approvable letter from the U.S. Food and Drug Administration (FDA) concerning its new drug application (NDA) and subsequent submissions for Vadova(R) (carbidopa /levodopa extended release) tablets. The FDA’s action was primarily based on unresolved issues relating to product nomenclature and its belief of a likelihood of medication errors resulting from confusion of Vadova with other marketed forms of carbidopa /levodopa. On April 14, 2008, the Company announced it would cease work on the current formulation of this product.

•	On May 23, 2008, the Securities and Exchange Commission issued an order to revoke the registration statement covering the Company’s common shares and, accordingly, public trading in such common shares ceased immediately. It is the Company’s intention to effect the registration of the shares of the Company’s common stock by filing this Form 10.

•	During the period January 2008 to their expiration date in May 2008, all remaining outstanding common stock purchase warrants were exercised in several cashless exercise transactions, resulting in the issuance of 106,642 shares of the Company’s common stock. The Company has no other common stock purchase warrants outstanding.

•	In July 2008, the Company entered into an employment separation agreement with a former employee, which provided for the following: the former employee resigned from the Company effective August 1, 2008; the former employee’s September 1, 2006 employment agreement between the Company and the former employee was terminated; and, the former employee’s rights with respect to employee stock options to purchase 60,000 shares of Company common stock and the 60,000 restricted shares of Company common stock granted and to be granted under the former employee’s employment agreement, as well as the rights under fully vested options to purchase 172,500 shares of the Company’s common stock separately held by the former employee, were terminated. Under the separation agreement, the Company agreed to make separation payments to the former employee consisting of a single $ 620,000 cash payment and 94,705 shares of the Company’s common stock. The separation agreement also subjects the former employee to non-disclosure and non-disparagement provisions and prohibits the former employee from soliciting Company employees to leave the Company’s employment. The Company and the former employee also executed mutual releases of any claim each might have against the other arising out of the former employee’s employment.

•	In August and September 2008, the Company repurchased at a discount an aggregate of $ 62,250,000 face-value principal amount of its 3.5% Convertible Senior Subordinated Debentures at the request of the holders. The Company paid $ 59,916,000, plus accrued interest of $ 433,000, for the repurchased 3.5% Debentures. Proceeds to fund the repurchase of the debentures were generated from the liquidation of the Company’s short-term investments. The remaining $ 12,750,000 principal amount of the 3.5% Debentures is subject to repurchase by the Company at 100% of the principal amount on June 15, 2009, at the option of the debenture holders.

•	In June 2008, the Company entered into an agreement with Wyeth settling a lawsuit alleging patent infringement related to a Company ANDA for generic versions of Effexor XR 37.5mg and 75mg and 150mg capsules. Under the terms of the settlement, Wyeth granted to the Company a license permitting the Company to launch its generic capsule formulation of the Effexor XR products on or after June 1, 2011, subject to earlier launch in limited circumstances, but in no event earlier than January 1, 2011. The Company will pay Wyeth a royalty on sales of this generic product. The parties have also entered into a co-promotion agreement under which the Company will provide physician detailing services, for a product to be named by Wyeth, in exchange for a fee for each physician detail service performed.

Page F-62 of F-93

22. SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)
Selected (unaudited) quarterly financial information for the year 2007 is as follows:

	2007 Quarter Ended:
(in $000’s except share and per share amounts)	March 31	June 30	September 30	December 31
Revenues:
Global product sales, gross	$32,478	$33,880	$42,289	$39,852
Less:
Chargebacks	7,202	7,419	10,559	8,792
Rebates	3,375	3,520	4,306	4,767
Returns	968	1,291	1,639	1,565
Other credits	1,174	1,336	1,191	1,417

Global product sales, net	19,759	20,314	24,594	23,311

RX Partner	8,278	33,296	81,634	37,906
OTC Partner	2,408	2,305	4,081	3,072
Promotional Partner	3,201	3,279	3,104	3,175
Other	17	9	7	3

Total revenues	33,663	59,203	113,420	67,467

Gross profit	13,677	30,902	87,428	34,090

Net income (loss)	$(7,770)	$83,792	$43,402	$6,501

Net income (loss) per share (basic)	$(0.13)	$1.42	$0.74	$0.11

Net income (loss) per share (diluted)	$(0.13)	$1.37	$0.71	$0.11

Weighted average common shares outstanding:
Basic	58,794,020	58,807,656	58,818,971	58,821,964

Diluted	58,794,020	61,193,296	61,293,615	61,301,862

Quarterly computations of (unaudited) net income (loss) per share amounts are made independently for each quarterly reporting period, and the sum of the per share amounts for the quarterly reporting periods may not equal the per share amounts for the full year.
Included in the (unaudited) quarterly financial information shown above are the following transactions, summarized as follows:
-	As more fully discussed elsewhere in this registration statement, the settlement of a patent infringement lawsuit resulted in the Company being granted a license permitting it to manufacture and sell its oxycodone product (under the terms of the DAVA Agreement), resulting in the Company’s determination to shorten the revenue recognition time-period of the DAVA Agreement. The license authorized the Company to sell a fixed amount of its product (under a sub-license granted to DAVA) through June 2007. The increased amount of revenue recognized in the third quarter of 2007, resulted from these product sales over the resulting revised shorter recognition period.

-	As more fully discussed elsewhere in this registration statement, at June 30, 2007, the Company reversed the valuation allowance on the deferred tax asset, resulting in a significant tax benefit for the second quarter of 2007.

Page F-63 of F-93

22. SUPPLEMENTARY FINANCIAL INFORMATION (unaudited), continued
Selected (unaudited) quarterly financial information for the year 2006 is as follows:

	2006 Quarter Ended:
(in $000’s except share and per share amounts)	March 31	June 30	September 30	December 31
Revenues:
Global product sales, gross	$25,949	$35,449	$32,308	$34,287
Less:
Chargebacks	3,955	7,844	6,691	8,174
Rebates	2,806	3,834	3,494	3,722
Returns	3,115	1,436	1,613	1,056
Other credits	1,459	1,247	1,565	(2,219)

Global product sales, net	14,614	21,088	18,945	23,554

RX Partner	5,059	5,631	5,990	20,129
OTC Partner	2,632	3,025	3,389	4,736
Promotional Partner	—	—	3,207	3,227
Other	—	—	15	5

Total revenues	22,305	29,744	31,546	51,651

Gross profit	5,985	10,545	14,536	31,932

Net income (loss)	$(10,468)	$(9,722)	$(3,259)	$11,405

Net income (loss) per share (basic)	$(0.18)	$(0.16)	$(0.06)	$0.19

Net income (loss) per share (diluted)	$(0.18)	$(0.16)	$(0.06)	$0.19

Weighted average common shares outstanding:
Basic	58,996,087	59,022,528	59,024,504	58,972,754

Diluted	58,996,087	59,022,528	59,024,504	60,369,771

Quarterly computations of net income (loss) per share amounts are made independently for each quarterly reporting period, and the sum of the per share amounts for the quarterly reporting periods may not equal the per share amounts for the full year.
Included in the (unaudited) quarterly financial information shown above is the following transaction, summarized as follows:
-	The Company launched its bupropion 300mg extended release product upon FDA approval of the Company’s ANDA in December 2006. The Company’s launch and sales of this product (under the terms of the Teva Agreement) were made pursuant to an exclusivity transfer and selective waiver agreement, resulting in the Company being entitled to a six month period of market exclusivity through June 2008 (see “Agreement with Anchen” above).

Page F-64 of F-93

Impax Laboratories, Inc.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share data)

	September 30,	December 31,
	2008	2007
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$25,883	$37,462
Short-term investments	55,269	106,034
Accounts receivable, net	37,846	51,503
Inventory, net	30,628	27,568
Current portion of deferred product manufacturing costs-alliance agreements	12,844	11,923
Current portion of deferred income taxes	22,350	27,376
Prepaid expenses and other assets	11,505	8,592

Total current assets	196,325	270,458

Property, plant and equipment, net	93,677	81,223
Deferred product manufacturing costs-alliance agreements	91,506	82,474
Deferred income taxes, net	47,137	47,937
Other assets	9,369	6,793
Goodwill	27,574	27,574

Total assets	$465,588	$516,459

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$14,528	$69,234
Accounts payable	15,120	16,898
Accrued expenses	35,450	35,838
Current portion of deferred revenue-alliance agreements	24,316	26,381
Current portion of accrued exclusivity period fee payments due	9,000	12,000

Total current liabilities	98,414	160,351

3.5% Convertible senior subordinated debentures	—	12,750
Long-term debt	6,442	7,760
Fair value of common stock purchase warrants	—	2,285
Deferred revenue-alliance agreements	196,560	181,720
Accrued exclusivity period fee payments due	—	6,000
Other liabilities	13,539	11,426

Total liabilities	$314,955	$382,292

Commitments and contingencies

Stockholders’ equity:
Preferred Stock, $0.01 par value, 2,000,000 shares authorized, none outstanding at September 30, 2008 and December 31, 2007	$—	$—
Common stock, $0.01 par value, 90,000,000 shares authorized, 59,218,937 and 58,822,548 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	595	591
Additional paid-in capital	203,528	196,049
Treasury stock-acquired resulting from achievement of milestone under the Teva Agreement, 243,729 shares at September 30, 2008 and December 31, 2007	(2,157)	(2,157)
Accumulated other comprehensive loss	(685)	(26)
Accumulated deficit	(50,648)	(60,290)

Total stockholders’ equity	$150,633	$134,167

Total liabilities and stockholders’ equity	$465,588	$516,459

The accompanying notes are an integral part of these consolidated financial statements.

Page F-65 of F-93

Impax Laboratories, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	Nine Months Ended September 30,
	2008	2007
	(unaudited)	(unaudited)
Revenues:
Global product sales, net	$70,791	$64,667
Rx Partner	72,099	123,208
OTC Partner	12,739	8,794
Promotional Partner	9,728	9,584
Other	19	33

Total revenues	165,376	206,286

Cost of revenues	66,378	74,279

Gross profit	98,998	132,007

Operating expenses:
Research and development	43,653	26,454
Patent litigation	4,827	8,344
Selling, general and administrative	36,669	27,896

Total operating expenses	85,149	62,694

Income from operations	13,849	69,313

Change in fair value of common stock purchase warrants	59	(514)
Gain on repurchase of 3.5% debentures	1,319	—
Other income (expense), net	150	(1,316)
Interest income	3,282	2,786
Interest expense	(2,403)	(3,098)

Income before income taxes	16,256	67,171
(Provision) benefit for income taxes	(6,614)	52,253

Net income	$9,642	$119,424

Net Income per share:
Basic	$0.16	$2.03

Diluted	$0.16	$1.95

Weighted average common shares outstanding:
Basic	58,993,633	58,806,974

Diluted	60,813,707	61,265,898

The accompanying notes are an integral part of these consolidated financial statements.

Page F-66 of F-93

Impax Laboratories, Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(dollars and shares in thousands)
(unaudited)

			Additional		Accum-	Accumulated Other
	Common Stock		Paid-In	Treasury	ulated	Comprehensive
	Shares	Par Value	Capital	Stock	Deficit	Loss	Total
Stockholders’ Equity
Balance at December 31, 2007	58,822	$591	$196,049	$(2,157)	$(60,290)	$(26)	$134,167

2008
Exercise of common stock purchase warrants, stock options, and sale of stock under ESPP	321	3	2,378				2,381
Issuance of common stock	76	1	643				644
Share-based compensation expense			4,458				4,458
Currency translation adjustments						(659)	(659)
Net income					9,642		9,642

Balance at September 30, 2008	59,219	$595	$203,528	$(2,157)	$(50,648)	$(685)	$150,633

	Nine months ended September 30,
	2008	2007
Comprehensive Income
Net income	$9,642	$119,424
Currency translation adjustments	(659)	(13)

Comprehensive income	$8,983	$119,411

The accompanying notes are an integral part of these consolidated financial statements.

Page F-67 of F-93

Impax Laboratories, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine Months Ended September 30,
	2008	2007
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$9,642	$119,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,078	5,914
Tax benefit on reversal of valuation allowance on deferred tax asset	—	(81,485)
Deferred income taxes	3,774	10,445
Tax benefit related to exercise of employee stock options	—	(10,477)
Provision for uncertain tax positions	—	5,963
Gain on repurchase of 3.5% debentures	(1,319)	—
Deferred revenue — Rx Partners	82,774	199,300
Deferred product manufacturing costs — Rx Partners	(25,405)	(45,312)
Deferred revenue recognized — Rx Partners	(72,099)	(123,208)
Amortization deferred product manufacturing costs — Rx Partners	17,153	29,840
Deferred revenue — OTC Partners	13,901	12,023
Deferred product manufacturing costs — OTC Partners	(13,760)	(10,209)
Deferred revenue recognized — OTC Partners	(12,739)	(8,794)
Amortization deferred product manufacturing costs — OTC Partners	12,059	7,327
Deferred revenue — Promotional Partners	1,000	—
Deferred revenue recognized — Promotional Partners	(62)	—
Payments on exclusivity period fee	(9,000)	(15,450)
Payments on accrued litigation settlements	(1,648)	(2,024)
Share-based compensation expense	4,458	381
Fair value of shares issued under separation agreement	561	—
Accretion of interest income on short-term investments	(2,160)	(1,814)
Change in fair value of stock purchase warrants	(59)	376
Changes in assets and liabilities:
Accounts receivable	13,657	5,043
Inventory	(3,060)	1,593
Prepaid expenses and other assets	(6,200)	(144)
Accounts payable and accrued expenses	753	14,613
Other liabilities	2,113	2,440

Net cash provided by operating activities	$21,412	$115,765

Cash flows from investing activities:
Purchase of short-term investments	$(195,218)	$(160,606)
Maturities of short-term investments	248,143	100,775
Purchases of property, plant and equipment	(20,873)	(15,704)

Net cash provided by (used in) investing activities	$32,052	$(75,535)

Cash flows from financing activities:
Repayment of long-term debt	(65,198)	(186)
Tax benefit related to exercise of employee stock options	—	10,477
Proceeds from exercise of stock options and purchases under the ESPP	155	224

Net cash (used in) provided by financing activities	$(65,043)	$10,515

Net (decrease) increase in cash and cash equivalents	$(11,579)	$50,745
Cash and cash equivalents, beginning of period	$37,462	$6,399

Cash and cash equivalents, end of period	$25,883	$57,144

Page F-68 of F-93

Supplemental disclosure of non-cash investing and financing activities:

	Nine Months Ended September 30,
(in $000s)	2008	2007
Cash paid for interest	$2,558	$2,765

Cash paid for income taxes	$5,387	$446

In January 2007 and May 2008, the Company issued 9,388 and 106,642, shares of common stock, respectively, as the result of a cashless exercise of common stock purchase warrants.
Unpaid vendor invoices of approximately $1,691,000 and $775,000 which are accrued as of September 30, 2008 and 2007, respectively, are excluded from the purchase of property, plant, and equipment and the change in accounts payable and accrued expenses.
The accompanying notes are an integral part of these consolidated financial statements.

Page F-69 of F-93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
1. BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the accompanying interim financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.
The unaudited interim consolidated financial statements include the accounts of the operating parent company, Impax Laboratories, Inc., its wholly-owned subsidiary, Impax Laboratories (Taiwan) Inc., and a 58.68% equity investment in Prohealth Biotech, Inc., located in Taiwan, R.O.C. All significant intercompany accounts and transactions have been eliminated.
The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included herein, as of December 31, 2007, 2006 and 2005 and for each of the three years ended December 31, 2007, 2006 and 2005. The results of operations for the nine month period ended September 30, 2008 are not necessarily indicative of the results of the Company’s operations for any other interim period or for the entire year ending December 31, 2008.

Page F-70 of F-93

2. INVESTMENTS
Investments consist of commercial paper, corporate bonds and medium-term notes, government agency obligations and certificates of deposit. The Company’s policy is to invest in only high quality “AAA-rate” or investment-grade securities. Investments in debt securities are accounted for as ‘held-to-maturity’ and are recorded at amortized cost. The Company has historically held all investments in debt securities until maturity, and the Company has the ability and intent to continue to hold all investments in debt securities until maturity. All of the Company’s investments have remaining contractual maturities of less than twelve months and are classified as short-term. Upon sale the Company uses a specific identification method.
A summary of Short-term investments as of September 30, 2008 and December 31, 2007 follows:

		Gross	Gross
(in $000’s)	Amortized	Unrecognized	Unrecognized	Fair
September 30, 2008 (unaudited)	Cost	Gains	Losses	Value
Commercial paper	$14,865	$—	$—	$14,865
Government agency obligations	28,632	—	(8)	28,624
Corporate bonds	10,893	—	(47)	10,846
Asset-backed securities	649	—	(14)	635
Certificates of deposit	230	—	—	230

Total short-term investments	$55,269	$—	$(69)	$55,200

		Gross	Gross
(in $000’s)	Amortized	Unrecognized	Unrecognized	Fair
December 31, 2007	Cost	Gains	Losses	Value
Commercial paper	$94,107	$—	$—	$94,107
Government agency obligations	7,000	—	—	7,000
Corporate bonds	3,202	5	(8)	3,199
Asset-backed securities	1,503	—	(64)	1,439
Certificates of deposit	222	—	—	222

Total short-term investments	$106,034	$5	$(72)	$105,967

Page F-71 of F-93

3. ACCOUNTS RECEIVABLE
The details of Accounts receivable, net are set forth in the following table:

	September 30,	December 31,
(in $000’s)	2008	2007
	(unaudited)
Gross accounts receivable	$48,614	$60,272
Less: Rebate reserve	(4,701)	(3,603)
Less: Chargeback reserve	(4,062)	(2,977)
Less: Other deductions	(2,005)	(2,189)

Accounts receivable, net	$37,846	$51,503

Other deductions include allowance for disputed items, doubtful accounts, and cash discounts.
A roll forward of the chargeback and rebate reserve activity for the nine months ended September 30, 2008 and the year ended December 31, 2007 is as follows:

(in $000’s)	September 30,	December 31
Chargeback reserve	2008	2007
	(unaudited)

Beginning balance	$2,977	$4,401
Provision recorded during the period	34,036	33,972
Credits issued during the period	(32,951)	(35,396)

Ending balance	$4,062	$2,977

(in $000’s)	September 30,	December 31
Rebate reserve	2008	2007
	(unaudited)

Beginning balance	$3,603	$3,124
Provision recorded during the period	13,554	15,968
Credits issued during the period	(12,456)	(15,489)

Ending balance	$4,701	$3,603

As of September 30, 2008, the Company’s top five customers accounted for 20%, 18%, 18%, 17% and 5% of Gross accounts receivable.
The Company’s top five customers accounted for 18%, 17%, 14%, 11% and 10% of revenue for the nine months ended September 30, 2008.

Page F-72 of F-93

4. INVENTORY
Inventory, net at September 30, 2008 and December 31, 2007 consisted of the following:

	September 30,	December 31,
(in $000’s)	2008	2007
	(unaudited)
Raw materials	$14,228	$15,005
Work in process	1,286	1,827
Finished goods	17,597	11,373

Total inventory, net	$33,111	$28,205

Inventory — Non-current, net	(2,483)	(637)

inventory — Current, net	$30,628	$27,568

The preceding inventory amounts are net of inventory reserves of $3,430,000 and $3,148,000 at September 30, 2008 and December 31, 2007, respectively.

Page F-73 of F-93

5. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net consist of the following:

	September 30,	December 31,
(in $000’s)	2008	2007
	(unaudited)
Land	$2,270	$2,270
Buildings and improvements	54,310	51,287
Equipment	47,211	44,001
Office furniture and equipment	6,871	5,332
Construction-in-progress	20,606	10,323

Property, plant and equipment, gross	$131,268	$113,213

Less: Accumulated depreciation	(37,591)	(31,990)

Property, plant and equipment, net	$93,677	$81,223

Depreciation expense was $6,791,000 and $5,563,000 for the nine months ended September 30, 2008 and 2007, respectively.

Page F-74 of F-93

6. ACCRUED EXPENSES
The following table sets forth the Company’s accrued expenses:

	September 30,	December 31
(in $000’s)	2008	2007
	(unaudited)
Payroll-related expenses	$11,421	$9,983
Product returns	13,055	14,261
Shelf stock price protection	509	384
Medicaid rebates	579	566
Royalty expense	191	551
Physician detailing sales force fees	1,800	2,096
Legal and professional fees	4,723	3,382
Litigation settlements	1,149	1,555
Other	2,023	3,060

Total accrued expenses	$35,450	$35,838

Included in accrued payroll-related expenses is $15,000 and $26,000 at September 30, 2008 and December 31, 2007, respectively, related to post-employment severance-related charges. Included in other accruals at September 30, 2008 and December 31, 2007 are state income taxes payable amounting to $0 and $1,638,000, respectively.
A roll forward of the company’s product returns reserve activity for the nine months ended September 30, 2008 and the year ended December 31, 2007 is as follows:

	September 30,	December 31
(in $000’s)	2008	2007
	(unaudited)
Beginning balance	$14,261	$12,903
Provision related to sales recorded in the period	3,805	5,459
Credits issued during the period	(5,011)	(4,101)

Ending balance	$13,055	$14,261

7. INCOME TAXES
The Company calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28 (APB No. 28) and FASB Interpretation No.18 (FIN No. 18). Accordingly, at the end of each interim period, the Company makes an estimate of the annual expected effective tax rate and applies it to its ordinary year-to-date income (loss) before taxes. The effect of changes in enacted tax laws, tax rates, or tax status is recognized in the interim period in which the change occurs.
The computation of the annual expected effective tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income (loss) before taxes for the year, projections of the proportion of income (loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired or additional information is obtained. The computation of the annual effective tax rate includes modifications, which were projected for the year, for share-based compensation expense, the domestic manufacturing deduction, and state research and development tax credits, among others. The effective tax rate used by the Company does not include a benefit related to the federal research and development tax credit as the law related to this credit expired on December 31, 2007, and was not reinstated under law until after the September 30, 2008 balance sheet date.
In the nine months ended September 30, 2008, the Company recorded a tax provision of $6,614,000, for federal and state income taxes. In the nine months ended September 30, 2007, the Company recorded a benefit of $52,253,000, of which, included the reversal of the deferred tax asset valuation allowance of $81,485,000 offset by an accrual of $5,963,000 for uncertain tax positions. The total amount of unrecognized tax benefits was $6,365,000 and $6,118,000 as of September 30, 2008 and December 31, 2007. Included in the uncertain tax positions reserve is accrued interest expense of $247,000 and $0 as of September 30, 2008 and December 31, 2007, respectively.

8. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

	September 30,	December 31,
(in $000’s)	2008	2007
	(unaudited)
3.5% Convertible senior subordinated debentures due on June 15, 2012 (1)	$12,750	$75,000

8.17% Term loan — Cathay Bank (2)	—	2,215
7.50% Term loan — Cathay Bank (3)	—	2,957

Subordinated promissory note (4)	8,186	9,428
Software license financing (5)	34	144

Total Debt	20,970	89,744

Less: Current portion	(14,528)	(69,234)

Long-term portion	$6,442	$20,510

(1)	In August and September 2008, the Company repurchased at a discount an aggregate of $62,250,000 face-value principal amount of its 3.5% Convertible Senior Subordinated Debentures at the request of the holders. The Company paid $59,916,000, plus $433,000 of accrued interest expense. Proceeds to fund the repurchase of the 3.5% Debentures were generated from the liquidation of the Company’s short-term investments. The Company recorded a gain of $1,319,000, net of deferred finance costs of $1,015,000, on the repurchase. The remaining $12,750,000 principal amount of the 3.5% Debentures is subject to repurchase by the Company at 100% of the principal amount on June 15, 2009, at the option of the holders.

(2)	Term loan payable at 8.17% to Cathay Bank in 83 monthly installments of $19,540 commencing June 28, 2001 through May 27, 2008 with a balance due on June 28, 2008. The 8.17% Cathay Bank loan was collateralized by land, building and building improvements in the Company’s 35,000 square foot headquarters and research facility in Hayward, California. This loan was paid in full without penalty in May 2008.

(3)	Term loan payable at 7.50% to Cathay Bank in 83 monthly installments of $24,629 commencing November 14, 2001 through October 13, 2008 with a balance of $2,917,598 due on November 14, 2008. The 7.50% Cathay Bank loan was collateralized by land, building and building improvements in the Company’s 50,000 square foot manufacturing facility in Hayward, California. This loan was paid in full without penalty in May 2008.

(4)	Subordinated promissory note in the amount of $11,000,000 related to the June 2006 settlement of litigation brought by Solvay Pharmaceuticals, Inc. (“Solvay”), manufacturer of the Creon line pancreatic enzyme products. In its lawsuit, Solvay claimed the Company engaged in false advertising, unfair competition, and unfair trade practices in connection with the Company’s marketing and sale of its now discontinued line of Lipram-CR products. With respect to the settlement of the Solvay litigation, the Company agreed to pay $23,000,000 to Solvay, with such amount recorded as litigation settlement expense in the Company’s 2004 financial statements. The settlement with Solvay included a $12,000,000 payment upon signing of the settlement agreement with the remaining $11,000,000 to be paid under the terms of the subordinated promissory note between the Company and Solvay. The subordinated promissory note interest rate is 6.0% per annum, and requires the Company to pay 24 quarterly installments of $549,165, commencing in March 2007 through December 2012. Additionally, the subordinated promissory note becomes immediately due and payable upon the occurrence of a default in any payment due, a change in control of the Company, voluntary or involuntary bankruptcy proceeding by or against the Company, and working capital less than 150% of the remaining unpaid balance of the subordinated promissory note. At September 30, 2008, none of these events has occurred to-date.

(5)	Vendor financing agreement related to software licenses, with 3.1% interest per annum, 2 monthly installments of $0 and 34 monthly installments of $12,871, commencing December 2006 through November 2009.

9. ALLIANCE AGREEMENTS
The following tables show the additions to and deductions from the deferred revenue and deferred product manufacturing costs under the Teva Agreement:

	Nine Months
	Ended	Inception
(in $ 000’s)	September 30,	Through
Deferred revenue	2008	Dec 31, 2007
	(unaudited)
Beginning balance	$181,149	$—
Additions:
Cost-sharing	525	5,253
Product-related deferrals	47,779	316,365

Sub-total	48,304	321,618
Exclusivity charges	—	(50,600)
Forgiveness of advance deposit	—	6,000
Forgiveness of interest	—	4,370
Stock repurchase	—	2,157

Total additions	$48,304	$283,545

Less: amounts recognized:
Forgiveness of advance deposit	$(249)	$(2,166)
Forgiveness of interest	(183)	(1,580)
Stock repurchase	(90)	(779)
Cost-sharing	(430)	(1,898)
Product-related revenue	(30,316)	(95,973)

Total amount recognized	(31,268)	(102,396)

Total deferred revenue	$198,185	$181,149

	Nine Months
	Ended	Inception
(in $000’s)	September 30	Through
Deferred product manufacturing costs	2008	Dec 31, 2007
	(unaudited)
Beginning balance	$75,296	$—
Additions	25,098	117,855
Less amounts amortized	(14,996)	(42,559)

Total deferred product manufacturing costs	$85,398	$75,296

9. ALLIANCE AGREEMENTS (continued)
The following table shows the additions to and deductions from deferred revenue and deferred product manufacturing costs under the OTC Agreements:

	Nine Months
	Ended	Inception
(in $000’s)	September 30	Through
Deferred revenue	2008	Dec 31, 2007
	(unaudited)
Beginning balance	$20,591	$—
Additions:
Upfront fees and milestone payments	—	8,436
Cost-sharing and other	—	1,642
Product-related deferrals	13,901	65,467

Total additions	$13,901	$75,545

Less: amount recognized:
Upfront fees and milestone payments	(228)	(7,172)
Cost-sharing and other	(84)	(1,326)
Product-related revenue	(12,427)	(46,456)

Total amount recognized	(12,739)	(54,954)

Total deferred revenue	$21,753	$20,591

	Nine Months
	Ended	Inception
(in $000’s)	September 30,	Through
Deferred product manufacturing costs	2008	Dec 31, 2007
	(unaudited)
Beginning balance	$17,251	$—

Additions:
Product-related deferrals	13,741	53,880
Cost-sharing and other	19	5,974

Total additions	$13,760	$59,854

Less: amount amortized:
Product-related cost	(11,814)	(38,484)
Cost-sharing and other	(245)	(4,119)

Total amount amortized	(12,059)	(42,603)

Total deferred product manufacturing costs	$18,952	$17,251

9. ALLIANCE AGREEMENTS (continued)
The following table shows the additions to and deductions from deferred revenue and deferred product manufacturing costs under the DAVA Supply and Distribution Agreement:

	Nine Months
	Ended	Inception
(in $000’s)	September 30,	Through
Deferred revenue	2008	Dec 31, 2007
	(unaudited)
Beginning balance	$6,361	$—
Additions:
Upfront fees and milestone payments	—	10,000
Product-related deferrals	34,470	117,977

Total additions	$34,470	$127,977

Less: amounts recognized:
Upfront fees and milestone payments	(858)	(9,142)
Product-related revenue	(39,973)	(112,474)

Total amount recognized	(40,831)	(121,616)

Total deferred revenue	$—	$6,361

	Nine Months
(in $000’s)	Ended	Inception
Deferred product	September 30,	Through
manufacturing costs	2008	Dec 31, 2007
	(unaudited)
Beginning balance	$1,850	$—
Additions:	307	28,737
Less: amount amortized:	(2,157)	(26,887)

Total deferred product manufacturing costs	$—	$1,850

For the nine month period ended September 30, 2008, the increased volume of sales during January 2008, which were otherwise recognizable under the performance conditions of the Company’s revenue recognition policy, would have resulted in an excess of revenues over the amount of cash collected through the date thereof, therefore the Company further deferred the recognition of those revenues until the cash was collected from DAVA in the second quarter of 2008.
During the nine months ended September 30, 2008, the Company recognized revenue of $40,831,000 and amortized $2,157,000 of manufacturing costs. The revenue recognized by the Company during the nine months ended September 30, 2008 was composed primarily of profit share earned under the agreement with DAVA.

Page F-80 of F-93

9. ALLIANCE AGREEMENTS (continued)
On June 9, 2008 (the “Signing Date”), the Company entered into a Settlement and Release Agreement (“Settlement Agreement”) with Wyeth. The Settlement Agreement settled pending claims and counterclaims asserted in an existing patent infringement lawsuit between the Company and Wyeth. The Company and Wyeth also entered into a “Co-Promotion Agreement” and a “License Agreement” (the “Wyeth Agreement”).
The Settlement Agreement provided certain conditions precedent which had to occur for the Co-Promotion Agreement and License Agreement to become effective (i.e. the “Settlement Conditions”). As the Settlement Conditions were satisfied, the License Agreement and Co-Promotion Agreement became effective on July 15, 2008 (the “Settlement Date”).
The key points of the Settlement Agreement, the Co-Promotion Agreement, and the License Agreement are summarized as follows:
Settlement and Release Agreement
•	The settlement of outstanding claims and counter-claims between the Company and Wyeth asserted in the existing patent infringement lawsuit as it relates to the Company’s ANDA for generic venlafaxine hydrochloride capsules;

•	The Company to defer its manufacture and launch of its generic venlafaxine product;

•	Wyeth reimbursement to the Company for certain supportable legal expenses associated with the patent infringement lawsuit.
Co-Promotion Agreement
•	Wyeth appoints the Company, on a non-exclusive basis, to perform physician detailing sales calls services for a Wyeth product to neurologists.

•	The Co-Promotion Agreement term is three years from the “Initiation Date” — with such date being in mid-2009.

•	Wyeth is responsible for providing sales training to the Company’s physician detailing sales force. Wyeth owns the product and is responsible for all pricing and marketing literature as well as product manufacture.

•	During the Co-Promotion Agreement term, the Company is required to complete a minimum and maximum number of physician detailing sales calls.

•	Wyeth will pay the Company a service fee, subject to an annual cost adjustment, during the life of the Co-Promotion Agreement for each physician detailing sales calls.

•	Wyeth will pay the Company an “incentive fee” — if the number of prescriptions written for the product exceeds a certain threshold.

Page F-81 of F-93

9. ALLIANCE AGREEMENTS (continued)
License Agreement
•	Wyeth granted a non-exclusive “Commercialization License” to the Company, allowing the Company the option (but not the obligation) to manufacture and market the Company’s generic venlafaxine product in the United States.

•	Wyeth granted a “Pre-Commercialization License” to the Company allowing for the Company’s generic venlafaxine product ANDA to remain on file with FDA and to take all necessary actions to seek regulatory approval.

•	The (Commercialization) “License Effective Date” is expected to be on or about June 1, 2011.

•	The Company will pay Wyeth a royalty fee based on the manufacture of its generic venlafaxine product under the Commercialization License, computed as a percentage of gross profits, as defined in the License Agreement.

•	The Company is solely responsible for manufacturing and marketing its generic venlafaxine product — for sale in its Global Division through the Global Products sales channel.

•	The Royalty Term begins with the License Effective Date and ends on the expiration of the Wyeth patents covered by the License Agreement.

Page F-82 of F-93

10. SHARE-BASED COMPENSATION
Total share-based compensation expense recognized in the consolidated statement of operations is as follows:

	Nine months ended
	September 30, 2008	September 30, 2007
(in $000’s)	(unaudited)	(unaudited)
Manufacturing expenses	$1,191	$78
Research and development	1,705	150
Selling, general & administrative	1,562	153

Total	$4,458	$381

The following table summarizes stock option activity:

		Weighted Average
	Number of Shares	Exercise Price
	Under Option	per Share
Outstanding at December 31, 2007	9,047,761	$9.90

Options granted	448,050	$9.07
Options exercised	(241,824)	$1.65
Options forfeited	(324,874)	$9.17

Outstanding at September 30, 2008 (unaudited)	8,929,113	$10.11

Vested and expected to vest at September 30, 2008 (unaudited)	8,797,828	$10.15

Options exercisable at September 30, 2008 (unaudited)	6,824,946	$9.97

The Company estimated the fair value of each stock option award on the grant date using the Black-Scholes Merton option-pricing model, wherein: expected volatility is based solely on historical volatility of the Company’s common stock over the period commensurate with the expected term of the stock options. The expected term calculation is based on the “simplified” method described in SAB No. 107, Share-Based Payment and SAB No. 110, Share-Based Payment. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for an instrument with a maturity that is commensurate with the expected term of the stock options. The dividend yield of zero is based on the fact that the Company has never paid cash dividends on its common stock, and has no present intention to pay cash dividends. Options granted under each of the above plans vest from three to five years and have a term of ten years. The Company’s shares of common stock traded on the “Pink Sheets” beginning in August 2005 through May 2008. The Company’s assessment is there was sufficient trading volume and liquidity in the Company’s shares to support the calculation of a reasonable estimate of the fair value of employee stock options granted during this period.
A summary of the Company’s non-vested restricted stock awards is presented below:

		Weighted Average
Restricted	Number of Restricted	Grant-Date
Stock Awards	Stock Awards	Fair Value
Non-vested at December 31, 2007	270,341	$11.45
Granted	175,100	$9.07
Vested	—	$—
Forfeited	(13,948)	$11.18

Non-vested at September 30, 2008 (unaudited)	431,493	$10.52

The Company grants restricted stock to certain eligible employees as a component of its long-term incentive compensation program. The restricted stock award grants are made in accordance with the Company’s 2002 Equity Incentive Plan, as amended and restated, and typically specify, shares of restricted stock are not issued until they vest. The restricted stock awards vest ratably over a four year period from the date of grant. In August 2008 the Board authorized an increase of 1,400,000 in the number of shares available for issuance of stock options and restricted stock awards. As of September 30, 2008, the Company had 1,557,746 shares available for issuance of stock options and restricted stock awards.
As of September 30, 2008, the Company had total unrecognized share-based compensation expense, net of estimated forfeitures, of $14,994,000 related to all of its share-based awards, which will be recognized over a weighted average period of 2.87 years. The intrinsic value of options exercised during the nine months ended September 30, 2008 and 2007 was $1,739,000 and $178,000, respectively. The total fair value of restricted shares which vested during the nine months ended September 30, 2008 and 2007 was $0.

Page F-83 of F-93

11. EARNINGS PER SHARE
Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares adjusted for the dilutive effect of common stock equivalents outstanding during the period.
A reconciliation of basic and diluted earnings per common share for the nine months ended September 30, 2008 and 2007 is as follows:

	Nine months ended	Nine months ended
	September 30,	September 30,
(in $000’s except share	2008	2007
and per share amounts)	(unaudited)	(unaudited)
Numerator:
Net income	$9,642	$119,424

Denominator:
Weighted average common shares outstanding	58,993,633	58,806,974

Effect of dilutive options and common stock purchase warrants	1,820,074	2,458,924

Diluted weighted average common shares outstanding	60,813,707	61,265,898

Basic net income per share	$0.16	$2.03

Diluted net income per share	$0.16	$1.95

At September 30, 2008 and 2007, there were 5,440,101and 2,515,803 stock options, respectively, excluded from the computation of diluted weighted average common shares outstanding, as their inclusion would have been anti-dilutive.

Page F-84 of F-93

12. SEGMENT INFORMATION
The Company has two reportable segments, referred to as the “Global Pharmaceuticals Division” (“Global Division”) and the “Impax Pharmaceutical Division” (“Impax Division”). The Company currently markets and sells product within the continental United States and the Commonwealth of Puerto Rico
The Global Division develops, manufactures, sells, and distributes generic pharmaceutical products, through three sales channels, including: the “Global” sales channel, for sales of generic prescription (“Rx”) products, directly to wholesalers, large retail drug chains, and others; the “RX Partner” sales channel, for generic prescription (“Rx”) products sold through unrelated third-party pharmaceutical entities pursuant to alliance agreements; and, the “OTC Partner” sales channel, for over-the-counter (“OTC”) products sold through unrelated third-party pharmaceutical entities pursuant to alliance agreements.
The Impax Division is engaged in the process of developing branded pharmaceutical products.
The Company’s chief operating decision maker evaluates the financial performance of the Company’s segments based upon segment income or (loss) before the provision for income taxes. Items below income from operations are not reported by segment, except litigation settlements, since they are excluded from the measure of segment profitability reviewed by the Company’s chief operating decision maker. Additionally, general and administrative expenses, certain selling expenses, certain litigation settlements, and non-operating income and expenses are included in “Corporate and Other”. The Company does not report balance sheet information by segment since it is not reviewed by the Company’s chief operating decision maker. Accounting policies for the Company’s segments are the same as those described above in the “Summary of Significant Accounting Policies”. The Company has no inter-segment revenue.
The tables below present segment information reconciled to total Company financial results, with segment operating income or (loss) including gross profit less direct research and development expenses, and direct selling expenses as well as any litigation settlements, to the extent specifically identified by segment:

(in $000’s)	Global	Impax	Corporate	Total
Nine Months Ended September 30, 2008 (unaudited)	Division	Division	and Other	Company
Revenue, net	$155,648	$9,728	$—	$165,376
Cost of revenue	58,046	8,332	—	66,378
Research and development	32,123	11,530	—	43,653
Patent Litigation	4,827	—	—	4,827
Income (loss) before provision for income taxes	$56,250	$(10,134)	$(29,860)	$16,256

(in $000’s)	Global	Impax	Corporate	Total
Nine Months Ended September 30, 2007 (unaudited)	Division	Division	and Other	Company
Revenue, net	$196,702	$9,584	$—	$206,286
Cost of revenue	66,332	7,947	—	74,279
Research and development	20,952	5,502	—	26,454
Patent Litigation	8,344	—	—	8,344
Income (loss) before provision for income taxes	$98,770	$(3,865)	$(27,734)	$67,171

Page F-85 of F-93

13. COMMITMENTS AND CONTINGENCIES
Taiwan Facility Construction
The Company currently has under construction a facility in Taiwan, R.O.C., which is intended to be utilized for manufacturing, research and development, warehouse, and administrative space, with an expected operational date in 2010. In conjunction with the construction of this facility, the Company has entered into several contracts, in an aggregate amount of approximately $16,539,000, with approximately $4,580,000 remaining commitments, at September 30, 2008.

Page F-86 of F-93

14. LEGAL AND REGULATORY MATTERS
Patent Litigation
There is substantial litigation in the pharmaceutical, biological, and biotechnology industries with respect to the manufacture, use, and sale of new products which are the subject of conflicting patent and intellectual property rights. One or more patents typically cover most of the brand-name controlled-release products for which the Company is developing generic versions.
Under federal law, when a drug developer files an ANDA for a generic drug, seeking approval before expiration of a patent, which has been listed with the FDA as covering the brand-name product, the developer must certify its product will not infringe the listed patent(s) and /or the listed patent is invalid or unenforceable (commonly referred to as a “Paragraph IV” certification). Notices of such certification must be provided to the patent holder, who may file a suit for patent infringement within 45 days of the patent holder’s receipt of such notice. If the patent holder files suit within the 45 day period, the FDA can review and approve the ANDA, but is prevented from granting final marketing approval of the product until a final judgment in the action has been rendered in favor of the generic, or 30 months from the date the notice was received, whichever is sooner. Lawsuits have been filed against the Company in connection the Company’s Paragraph IV filings.
Should a patent holder commence a lawsuit with respect to an alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The delay in obtaining FDA approval to market the Company’s product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is ultimately successful, could have a material adverse effect on the Company’s results of operations and financial position. In addition, there can be no assurance any patent litigation will be resolved prior to the end of the 30-month period. As a result, even if FDA were to approve a product upon expiration of the 30-month period, the Company may elect to not commence marketing the product if patent litigation is still pending.
Further, under the Teva Agreement, the Company and Teva have agreed to share in fees and costs related to patent infringement litigation associated with the twelve products covered by the Teva Agreement, including: (i) for the six products with ANDAs already filed with the FDA at the time the Teva Agreement was signed, Teva will pay 50% of the fees and costs in excess of $7.0 million; (ii) for three of the products with ANDAs filed since the Teva Agreement was signed, Teva will pay 45% of the fees and costs; and, (iii) for the remaining three products, Teva will pay 50% of the fees and costs. The Company is responsible for the remaining fees and costs for these twelve products not otherwise the responsibility of Teva.
The Company is responsible for all of the patent litigation fees and costs associated with current and future products not otherwise under the Teva Agreement. The Company records as expense the costs of patent litigation as incurred.
Although the outcome and costs of the asserted and unasserted claims is difficult to predict because of the uncertainties inherent in patent litigation, the Company does not expect the ultimate liability, if any, for such matters to have a material adverse effect on its financial condition, results of operations, or cash flows.

Page F-87 of F-93

AstraZeneca AB et al. v. Impax Laboratories (Omeprazole)
In litigation commenced against the Company in the U.S. District Court for the District of Delaware in May 2000, AstraZeneca AB alleged the Company’s submission of an ANDA seeking FDA permission to market Omeprazole Delayed Release Capsules, 10mg, 20mg and 40mg, constituted infringement of AstraZeneca’s U.S. patents relating to its Prilosec® product and sought an order enjoining the Company from marketing the Company’s product until expiration of its patents. The case, along with several similar suits against other manufacturers of generic versions of Prilosec®, was subsequently transferred to the U.S. District Court for the Southern District of New York.
In September 2004, following expiration of the 30-month stay, the FDA approved the Company’s ANDA and the Company commenced commercial sales of the product under the terms and conditions of the Teva Agreement. In January 2005, AstraZeneca added claims of willful infringement, for damages, and for enhanced damages on the basis of this commercial launch. Claims for damages were subsequently dropped from the suit against the Company, but were included in a separate suit filed against Teva. On May 30, 2007, the court found the Company’s product infringed two of AstraZeneca’s patents and these patents were not invalid. The court ordered FDA approval of the Company’s ANDA be converted to a tentative approval, with a final approval date not before October 20, 2007, the expiration date of the relevant pediatric exclusivity period. On August 20, 2008, the U.S. Court of Appeals for the Federal Circuit affirmed the lower court decision of infringement and validity. If Teva is not ultimately successful in establishing invalidity or non-infringement in the separate suit against Teva, the court may award monetary damages associated with Teva’s commercial sale of the Company’s omeprazole products. Under the Teva Agreement, the Company would be responsible for monetary damages awarded against Teva up to a specified level, beyond which, monetary damages would be Teva’s responsibility.
Aventis Pharmaceuticals Inc., et al. v. Impax Laboratories, Inc. (Fexofenadine/Pseudoephedrine)
The Company is a defendant in an action brought in March 2002 by Aventis Pharmaceuticals Inc. and others in the U.S. District Court for the District of New Jersey (No. 02-CV-1322) alleging the Company’s proposed Fexofenadine and Pseudoephedrine hydrochloride tablets, generic to Allegra-D®, infringe seven Aventis patents and seeking an injunction preventing the Company from marketing the products until expiration of the patents. The case has since been consolidated with similar actions brought by Aventis against five other manufacturers (including generics to both Allegra® and Allegra-D®). In March 2004, Aventis and AMR Technology, Inc. filed a complaint and first amended complaint against the Company and one of the other defendants alleging infringement of two additional patents, owned by AMR and licensed to Aventis, relating to a synthetic process for making the active pharmaceutical ingredient, Fexofenadine hydrochloride and intermediates in the synthetic process. The Company asserts defenses to the claims based on non-infringement and invalidity. In June 2004, the court granted the Company motion for summary judgment of non-infringement with respect to two of the patents and, in May 2005, granted summary judgment of invalidity with respect to a third patent. The Company will have the opportunity to file additional summary judgment motions in the future and to assert both non-infringement and invalidity of the remaining patents (if necessary) at trial. No trial date has yet been set. In September 2005, Teva launched its fexofenadine tablet products (generic to Allegra®), and Aventis and AMR moved for a preliminary injunction to bar Teva’s sales based on four of the patents in suit, which patents are common to the Allegra® and Allegra-D® litigations. The district court denied Aventis’s motion in January 2006, finding Aventis did not establish a likelihood of success on the merits, which decision was affirmed on appeal.
Impax Laboratories, Inc. v. Aventis Pharmaceuticals, Inc. (Riluzole)
In June 2002, the Company filed a suit against Aventis Pharmaceuticals, Inc. in the U.S. District Court for the District of Delaware, seeking a declaration the Company’s filing of an ANDA for Riluzole 50mg tablets, generic to Rilutek®, for treatment of patients with amyotrophic lateral scleroses (ALS) did not infringe claims of Aventis’s patent relating to the drug and a declaration Aventis’ patent is invalid. Aventis filed counterclaims for infringement, and, in December 2002, the district court granted Aventis’ motion for a preliminary injunction enjoining the Company from marketing any pharmaceutical product or compound containing Riluzole for the treatment of ALS. In September 2004, the district court found Aventis’ patent not invalid and infringed by the Company’s proposed product. In November 2006 the Court of Appeals for the Federal Circuit vacated the district court’s finding Aventis’ patent was not invalid and remanded for further findings on this issue, and, in June 2007, the district court again found Aventis’ patent is not invalid. In October 2008, the Court of Appeals for the Federal Circuit affirmed the district court decision. The court is expected to enter a permanent injunction enjoining the Company from marketing Riluzole 50mg tablets for the treatment of ALS until the expiration of Aventis’ patent in June 2013.

Page F-88 of F-93

Endo Pharm. Inc. and Penwest Pharm. Co. v. Impax Laboratories, Inc. (Oxymorphone)
In November 2007, Endo Pharmaceuticals Inc. and Penwest Pharmaceuticals Co. (collectively, “Endo”) filed suit against the Company in the U.S. District Court for the District of Delaware, requesting a declaration the Company’s Paragraph IV Notices with respect to the Company’s ANDA for Oxymorphone Hydrochloride Extended Release Tablets, 5 mg, 10 mg, 20 mg and 40 mg, generic to Opana ER®, are null and void and, in the alternative, alleging patent infringement in connection with the filing of that ANDA. Endo subsequently dismissed its request for declaratory relief and in December 2007 filed another patent infringement suit relating to the same ANDA. In July 2008 Endo asserted additional infringement claims with respect to the Company’s amended ANDA, which added 7.5mg, 15mg and 30mg strengths of the product. The Company has filed an answer and counterclaims. Discovery is in the early stages, and no trial date has been set.
Impax Laboratories, Inc. v. Medicis Pharmaceutical Corp. (Minocycline)
In January 2008, the Company filed a complaint against Medicis Pharmaceutical Corp. in the U.S. District Court for the Northern District of California, seeking a declaratory judgment the Company’s filing of its ANDA relating to Minocycline Hydrochloride Extended Release Tablets, 45 mg, 90 mg, and 135 mg, a generic to Solodyn® product, did not infringe any valid claim of U.S. Patent No. 5,908,838. Medicis filed a motion to dismiss the complaint for lack of subject matter jurisdiction. On April 16, 2008, the District Court granted Medicis’ motion to dismiss, and judgment was entered on April 22, 2008. The Company has filed a notice of appeal to the United States Court of Appeals for the Federal Circuit, and the parties have completed briefing the appeal. A hearing for the appeal is set for January 2009.
Pfizer Inc., et al. v. Impax Laboratories, Inc. (Tolterodine)
In March 2008, Pfizer Inc. Pharmacia & Upjohn Company LLC and Pfizer Health AB (collectively “Pfizer”) filed a complaint against the Company in the U.S. District Court for the Southern District of New York, alleging the Company’s filing of an ANDA relating to tolterodine tartrate extended released capsules, 4 mg, generic to Detrol LA®, infringes three Pfizer patents. The Company has filed an answer and counterclaims seeking declaratory judgment of non-infringement, invalidity and/or unenforceability with respect to the patents at suit. In April 2008, the case was transferred to the U.S. District Court for the District of New Jersey. On September 3, 2008, a second complaint was filed alleging infringement based on the Company’s ANDA amendment adding the 2mg strength. Discovery is in the early stages, and no trial date has been set.
Boehringer Ingelheim Pharmaceuticals, et al. v. Impax Laboratories (Tamsulosin)
In July 2008 Boehringer Ingelheim Pharmaceuticals Inc. and Astellas Pharma Inc. (collectively “Astellas”) filed a complaint against the Company in the U.S. District Court for the Northern District of California, alleging the Company’s filing of its ANDA relating to Tamsulosin Hydrochloride Capsules, 0.4 mg, generic to Flomax®, infringes Astellas’ patent. After filing its answer and counterclaim, the Company filed a summary judgment motion for patent invalidity. The District Court scheduled a hearing on claim construction for May 2008 and summary judgment for June 2008.
Purdue Pharma Products L.P, et al. v. Impax Laboratories (Tramadol)
In August 2008, Purdue Pharma Products L.P., Napp Pharmaceutical Group LTD., Biovail Laboratories International, SRL, and Ortho-McNeil-Janssen-Pharmaceuticals, Inc. (collectively “Purdue”), filed suit against the Company in the U.S. District Court for the District of Delaware, alleging patent infringement for the filing of its ANDA relating to Tramadol Hydrochloride Extended-Release Tablets, 100 mg, generic to Ultram® ER. The Company has filed an answer and counterclaims seeking declaratory judgment of patent non-infringement and invalidity. In November 2008, Purdue asserted additional infringement claims with respect to the Company’s amended ANDA, which added 200 mg and 300 mg strengths of the product. The Company has filed an answer and counterclaims. Discovery is in the early stages, and no trial date has been set.
Eli Lilly and Company vs. Impax Laboratories, Inc. (Duloxetine)
In November 2008, Eli Lilly and Company filed suit against the Company in the United States District Court for the Southern District of Indiana, alleging patent infringement for the filing of the Company’s ANDA relating to Duloxetine Hydrochloride Delayed Release Capsules, 20 mg, 30 mg and 60 mg, generic to Cymbalta®. The Company is preparing an answer to the complaint.

Page F-89 of F-93

Other Litigation Related to the Company’s Business
Axcan Scandipharm Inc. v. Ethex Corp, et al. (Lipram UL)
In May 2007, Axcan Scandipharm Inc., a manufacturer of the Ultrase line of pancreatic enzyme products, brought suit against the Company in the U.S. District Court for the District of Minnesota, alleging the Company engaged in false advertising, unfair competition, and unfair trade practices under federal and Minnesota law in connection with the marketing and sale of the Company’s now-discontinued Lipram-UL products. The suit seeks actual and consequential damages, including lost profits, treble damages, attorneys’ fees, injunctive relief, and declaratory judgments to prohibit the substitution of Lipram-UL for prescriptions of Ultrase. The Court granted in part and denied in part a Company motion to dismiss the complaint, as well as the co-defendants Ethex Corp. and KV Pharmaceutical Co., holding any claim of false advertising pre-dating June 1, 2001, is barred by the statute of limitations. The Company has answered the complaint, and discovery is proceeding.
Securities Litigation
The Company, four of its Directors, and two former officers, are defendants in several class actions filed in the United States District Court for the Northern District of California, all of which have since been consolidated as case No. 04- 4808-JW. These actions, brought on behalf of all purchasers of shares of Company common stock between May 5 and November 3, 2004, allege the Company and the individual defendants, in violation of the antifraud provisions of the federal securities laws, artificially inflated the market price of the stock during this period by filing false financial statements for the first and second quarters of 2004, based upon the Company’s subsequent restatement of its results for those periods. The court twice granted the Company motions to dismiss the complaint, both times with leave to amend, but denied the Company’s motion to dismiss a fourth amended complaint as well as two motions for reconsideration. The case is now in discovery phase. In August 2008, the Company filed a petition for a writ of mandamus asking the U.S. Court of Appeals for the Ninth Circuit to direct the district court to dismiss the complaint. The U.S. Court of Appeals for the Ninth Circuit denied the request.

Page F-90 of F-93

15. SUBSEQUENT EVENTS
The following events occurred after October 10, 2008:
•	In November 2008, the Company entered into an agreement under which it expects to receive $25,000,000 in cash, on or around December 12, 2008, in settlement of its antitrust claim against Abbott Laboratories and Fournier Industrie et Sante.
•	In November 2008 the Company entered into agreements with Medicis Pharmaceutical Corporation settling patent infringement litigation involving the Company’s generic versions of SOLODYN® 45mg, 90mg, and 135mg products. Medicis granted the Company a license to market its generic versions of the product upon the occurrence of certain conditions, but in any event not later than November 2011. The Company may be required to pay Medicis a royalty based on its sales of the generic product.

Separately, the Company also entered into a joint development agreement providing for the parties to collaborate in the development of five dermatology products, including an advanced form SOLODYN® product. Under the joint development agreement, Medicis will pay the Company an upfront fee of $40,000,000 in December 2008, plus up to $23,000,000 upon completion of specified clinical and regulatory milestones. To the extent the products are commercialized, Medicis will pay the Company royalties based on its sales of the advanced form SOLODYN product and the parties will share equally in the profits on the sales of the four additional products.

Page F-91 of F-93

16. SUPPLEMENTARY FINANCIAL INFORMATION
Selected (unaudited) quarterly financial information for the three months ended March 31, 2008, June 30, 2008 and September 30, 2008 is summarized as follows:

	2008 Quarter Ended:
(in $000’s except share
and per share amounts)	March 31	June 30	September 30
Revenue:
Global product sales, gross	$38,990	$45,703	$42,343
Less:
Chargebacks	9,233	11,033	13,770
Rebates	4,191	5,190	4,173
Returns	946	1,381	1,478
Other credits	1,163	1,474	2,213

Global product sales, net	23,457	26,625	20,709

RX Partner	18,805	43,870	9,424
OTC Partner	4,409	4,932	3,398
Promotional Partner	3,252	3,238	3,238
Other	7	7	5

Total revenues	49,930	78,672	36,774

Gross profit	26,552	57,968	14,478

Net income (loss)	$959	$17,597	(8,914)

Net income (loss) per share (basic)	$0.02	$0.30	$(0.15)

Net income (loss) per share (diluted)	$0.02	$0.29	$(0.15)

Weighted Average: common shares outstanding:
Basic	58,833,979	58,978,703	59,166,319

Diluted	61,126,768	60,584,709	59,166,319

Quarterly computations of (unaudited) net income (loss) per share amounts are made independently for each quarterly reporting period, and the sum of the per share amounts for the quarterly reporting periods may not equal the per share amounts for the year-to-date reporting period.
Page F-92 of F-93

16. SUPPLEMENTARY FINANCIAL INFORMATION (continued)
Selected (unaudited) quarterly financial information for the three months ended March 31, 2007, June 30, 2007 and September 30, 2007 is summarized as follows:

	2007 Quarter Ended:
(in $000’s except share
and per share amounts)	March 31	June 30	September 30
Revenues:
Global product sales, gross	$32,478	$33,880	$42,289
Less:
Chargebacks	7,202	7,419	10,559
Rebates	3,375	3,520	4,306
Returns	968	1,291	1,639
Other credits	1,174	1,336	1,191

Global product sales, net	19,759	20,314	24,594

RX Partner	8,278	33,296	81,634
OTC Partner	2,408	2,305	4,081
Promotional Partner	3,201	3,279	3,104
Other	17	9	7

Total revenues	33,663	59,203	113,420

Gross profit	13,677	30,902	87,428

Net (loss) income	$(7,770)	$83,792	$43,402

Net (loss) income per share (basic)	$(0.13)	$1.42	$0.74

Net (loss) income per share (diluted)	$(0.13)	$1.37	$0.71

Weighted average common shares outstanding:
Basic	58,794,020	58,807,656	58,818,971

Diluted	58,794,020	61,193,296	61,293,615

Quarterly computations of (unaudited) net (loss) income per share amounts are made independently for each quarterly reporting period, and the sum of the per share amounts for the quarterly reporting periods may not equal the per share amounts for the year-to-date reporting period.
Page F-93 of F-93

Impax Laboratories, Inc.
Schedule II, Valuation and Qualifying Accounts
For the Year Ended December 31, 2005
(in $ 000’s)

Column A	Column B	Column C		Column D	Column E
	Balance at	Charge to	Charge to		Balance at
	Beginning of	Costs and	Other		End of
Description	Period	Expenses	Accounts	Deductions	Period
Deferred tax asset valuation allowance	$80,605	$4,365	$—	$—	$84,970

Inventory reserve	5,260	516	—	—	5,776
For the Year Ended December 31, 2006
(in $ 000’s)

Column A	Column B	Column C		Column D	Column E
	Balance at	Charge to	Charge to		Balance at
	Beginning of	Costs and	Other		End of
Description	Period	Expenses	Accounts	Deductions	Period
Deferred tax asset valuation allowance	$84,970	$6,992	$—	$—	$91,962

Inventory reserve	5,776	(2,857)	—	—	2,919
For the Year Ended December 31, 2007
(in $ 000’s)

Column A	Column B	Column C		Column D	Column E
	Balance at	Charge to	Charge to		Balance at
	Beginning of	Costs and	Other		End of
Description	Period	Expenses	Accounts	Deductions	Period
Deferred tax asset valuation allowance	$91,962	$(81,485)	$(10,477)	$—	$—
Inventory reserve	2,919	229	—	—	3,148
Reserve for bad debts	—	550	—	—	550
At June 30, 2007, the Company reversed the deferred tax asset valuation allowance in the amount of $ 91,962, of which $ 10,477 was credited to additional-paid-in-capital as the tax benefit related to employee stock options exercised prior to January 01, 2006.

S-1

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2008		Impax Laboratories, Inc.

	By:	/s/ Larry Hsu, Ph.D.
		Name:	Larry Hsu, Ph.D.
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
3.1	Restated Certificate of Incorporation, dated August 30, 2004. +

3.2	By-Laws. +

4.1	Specimen of Common Stock Certificate. +

4.2	Form of Debenture (incorporated by reference to Exhibit A to the Indenture, dated as of June 27, 2005, between the Company and HSBC Bank USA, National Association, as Trustee, listed on Exhibit 4.3).

4.3	Indenture, dated as of June 27, 2005, between the Company and HSBC Bank USA, National Association, as Trustee. +

4.4	Supplemental Indenture, dated as of July 6, 2005, between the Company and HSBC Bank USA, National Association, as Trustee. +

4.5	Registration Rights Agreement, dated as of June 27, 2005, between the Company and the Initial Purchasers named therein. +

4.6	Promissory Note dated June 7, 2006, issued by the Company to Solvay Pharmaceuticals, Inc. +

10.1	Amended and Restated Loan and Security Agreement, dated as of December 15, 2005, between the Company and Wachovia Bank, National Association. +

10.1.1	First Amendment, dated October 14, 2008, to Amended and Restated Loan and Security Agreement, dated December 15, 2005, between the Company and Wachovia Bank, National Association. +

10.2	Purchase Agreement, dated June 26, 2005, between the Company and the Purchasers named therein. +

10.3	1995 Stock Incentive Plan.* +

10.4	1999 Equity Incentive Plan.* +

10.5	2001 Non-Qualified Employee Stock Purchase Plan.* +

10.6	Amended and Restated 2002 Equity Incentive Plan (Corrected).* +

10.7	Executive Non-Qualified Deferred Compensation Plan, restated effective January 1, 2005.* +

10.8	Employment Agreement, dated as of December 14, 1999, between the Company and Charles Hsiao, Ph.D.* +

10.9	Employment Agreement, dated as of December 14, 1999, between the Company and Larry Hsu, Ph.D.* +

10.10	Employment Agreement, dated as of September 1, 2006, between the Company and David S. Doll.* +

10.11	Separation Agreement and General Release, dated July 30, 2008, between the Company and David S. Doll.* +

10.12	Consulting Agreement, effective as of September 4, 2008, between the Company and David S. Doll.* +

10.13	Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.1	Letter Amendment, dated October 8, 2003, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.2	Letter Agreement, dated March 24, 2005, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.3	Letter Amendment, dated March 24, 2005 and effective January 1, 2005, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.4	Amendment, dated January 24, 2006, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.13.5	Amendment, dated February 9, 2007, to Strategic Alliance Agreement, dated June 27, 2001, between the Company and Teva Pharmaceuticals Curacao N.V.** +

10.14	Development, License and Supply Agreement, dated as of June 18, 2002, between the Company and Wyeth, acting through its Wyeth Consumer Healthcare Division.** +

10.14.1	Amendment, dated as of July 9, 2004, to Development, License and Supply Agreement, dated as of June 18, 2002, between the Company and Wyeth, acting through its Wyeth Consumer Healthcare Division. +

Exhibit No.	Description of Document
10.14.2
Amendment, dated as of February 14, 2005, to Development, License and Supply Agreement, dated as of June 18, 2002, between the Company and Wyeth, acting through its Wyeth Consumer Healthcare Division. +

10.15	Licensing, Contract Manufacturing and Supply Agreement, dated as of June 18, 2002, between the Company and Schering Corporation.** +

10.15.1	Amendment No. 3, effective as of July 23, 2004, to Licensing, Contract Manufacturing and Supply Agreement, dated as of June 18, 2002, between the Company and Schering Corporation.** +

10.15.2	Amendment No. 4, effective as of December 15, 2006, to Licensing, Contract Manufacturing and Supply Agreement, dated as of June 18, 2002, between the Company and Schering Corporation.** +

10.16	Supply and Distribution Agreement, dated as of November 3, 2005, between the Company and DAVA Pharmaceuticals, Inc.** +

10.16.1	Amendment No. 2, dated February 6, 2007, to Supply and Distribution Agreement, dated November 3, 2005, between the Company and DAVA Pharmaceuticals, Inc.** +

10.17	Patent License Agreement, dated as of March 30, 2007, by and among Purdue Pharma L.P., The P.F. Laboratories, Inc., Purdue Pharmaceuticals L.P. and the Company.** +

10.18	Supplemental License Agreement, dated as of March 30, 2007, by and among Purdue Pharma L.P., The P.F. Laboratories, Inc., Purdue Pharmaceuticals L.P. and the Company.** +

10.19	Sublicense Agreement, effective as of March 30, 2007, between the Company and DAVA Pharmaceuticals, Inc.** +

10.20	Promotional Services Agreement, dated as of January 19, 2006, between the Company and Shire US Inc.** +

10.21	Co-promotion Agreement, dated as of July 16, 2008, between the Company and Wyeth, acting through its Wyeth Pharmaceuticals Division.** +

10.22	Joint Development Agreement, dated as of November 26, 2008, between the Company and Medicis Pharmaceutical Corporation.** +

11.1
Statement re computation of per share earnings (incorporated by reference to Note 17 to the Notes to the Consolidated Financial Statements and Note 11 to (Unaudited) Interim Consolidated Financial Statements included in this registration statement).

21.1	Subsidiaries of the registrant. +

*	Management contract, compensatory plan or arrangement.

**	Confidential treatment requested for certain portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act, which portions are omitted and filed separately with the SEC.

+	Previously filed.